     As filed with Securities and Exchange Commission on November 4, 2019.
                                                                 File Nos. 333-
                                                                 811-08810
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   Form N-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                        Pre-Effective Amendment No.                       [  ]

                        Post-Effective Amendment No.                      [  ]

                                    and/or

                            REGISTRATION STATEMENT
                                     UNDER
                      THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No.                              [  ]

                       (Check Appropriate Box or Boxes)

                                 -------------

                         FS Variable Separate Account
                          (Exact Name of Registrant)

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                              (Name of Depositor)

                   175 Water Street New York, New York 10038
        (Address of Depositor's Principal Executive Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (800) 996-9786

                        American Home Assurance Company
                              (Name of Guarantor)

               175 Water Street, 18th Floor, New York, NY 10038
        (Address of Guarantor's Principal Executive Offices) (Zip Code)

       Guarantor's Telephone Number, including Area Code: (212) 770-7000

                              Manda Ghaferi, Esq.
       The United States Life Insurance Company in the City of New York
       21650 Oxnard Street, Suite 750, Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Title of Securities Being Registered: (i) Units of interest in FS Variable Separate Account of The United States Life Insurance Company in the City of New York under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the ICAP II Variable Annuity contract on a new Form N-4 registration statement and adding supplements to the prospectus and SAI describing the contract. Interests under the contracts were previously registered on Form N-4 registration statement File No. 333-178861 and funded by FS Variable Annuity Account One (File No. 811-06313). On November 29, 2019, FS Variable Annuity Account One was consolidated into FS Variable Separate Account. Parts A and B - The Prospectus and Statement of Additional Information dated May 1, 2001, as supplemented, included in Post-Effective Amendment No. 21 and Amendment No. 22, filed on April 25, 2001 File Nos. 033-39888 and 811-06313, are hereby incorporated by reference.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, the Registrant no longer files annual post-effective amendments to this Form N-4.

                         THE ICAP II VARIABLE ANNUITY

                                Issued through
                         FS Variable Separate Account
                                      by
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       Supplement Dated December 2, 2019
                                    to the
                 Prospectus dated May 1, 2001, as Supplemented

The United States Life Insurance Company in the City of New York ("US Life") is amending the prospectus for the ICAP II Variable Annuity contracts (the "contracts") for the purpose of providing information regarding the consolidation of its FS Variable Annuity Account One with FS Variable Separate Account.

US Life no longer sells the contracts.

The following paragraphs are added to the prospectus:

Separate Account Consolidation
Effective on November 29, 2019 after the close of business, The United States Life Insurance Company in the City of New York ("US Life") consolidated FS Variable Annuity Account One with FS Variable Separate Account, with FS Variable Separate Account being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to FS Variable Annuity Account One are hereby replaced with FS Variable Separate Account.

The Consolidation did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the name of the separate account. The number of accumulation units, the accumulation unit values for the subaccounts in which you invest, and the subaccounts available under the contract did not change as a result of the Consolidation. Your contract value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any contract owners. Until we amend all forms related to the contracts, some forms may still refer to the prior name of the separate account.

The following replaces the first paragraph under the section of the prospectus entitled "The Separate Account":

The Separate Account
Before December 31, 2011, FS Variable Separate Account was a separate account of First SunAmerica, originally established under New York law on September 9, 1994. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS Variable Separate Account was transferred to and became a separate account of US Life under New York law. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes. The contracts were previously issued through FS Variable Annuity Account One. Effective on the close of business November 29, 2019, FS Variable Annuity Account One was consolidated into FS Variable Separate Account. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios.

The following information about the American Home Assurance Company "American Home" or "Guarantor" Guarantee is added under the GUARANTEE OF INSURANCE OBLIGATIONS header of the prospectus:

Guarantees for contracts and certificates issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of FS Variable Annuity Account One into FS Variable Separate Account will not impact the insurance obligations under the Guarantee.

If you have any questions, or would like to receive a copy of the prospectus and/or Statement of Additional Information, please call us at the Annuity Service Center at (800) 445-7862.

                         THE ICAP II VARIABLE ANNUITY
                Issued through FS Variable Separate Account* by
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                   Supplement Dated December 2, 2019 to the
    Statement of Additional Information dated May 1, 2001, as Supplemented

   The following hereby amends and supplements your Statement of Additional
   Information:

* Prior to December 2, 2019, the contracts were issued through FS Variable Annuity Account One. On November 29, 2019, FS Variable Annuity Account One was consolidated with FS Variable Separate Account. All references to FS Variable Annuity Account One are hereby replaced with FS Variable Separate Account.

The following paragraphs are added to the Statement of Additional Information:

Separate Account Consolidation

   Effective after the close of business on November 29, 2019, The United States Life Insurance Company in The City Of New York ("US Life") consolidated FS Variable Annuity Account One with FS Variable Separate Account, with FS Variable Separate Account being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to FS Variable Annuity Account One are hereby replaced with FS Variable Separate Account.

   The Consolidation did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the name of the separate account. The number of units and the accumulation values for the variable investment divisions in which you invest, and the variable investment divisions available under the Contract did not change as a result of the Consolidation. Your accumulation value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Contract Owners. Until we amend all forms related to the Contracts, some forms may still refer to the prior name of the separate account.

   The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

Separate Account

   Before December 31, 2011, FS Variable Separate Account was a separate account of First SunAmerica Life Insurance Company ("First SunAmerica"), originally established under New York law on September 9, 1994. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS Variable Separate Account was transferred to and became a separate account of US Life under New York law. The contracts were previously issued through FS Variable Annuity Account One. Effective on the close of business January 31, 2008, FS Variable Annuity Account One was consolidated into FS Variable Separate
Account. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and its registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The separate account receives and invests the purchase payments that are allocated to it for investment in shares of the underlying fund portfolios.

   The following information about the American Home Assurance Company ("American Home" or "Guarantor") Guarantee is added to the section entitled "American Home Assurance Company":

   Guarantees for Contracts issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of FS Variable Annuity Account One into FS Variable Separate Account will not impact the insurance obligations under the Guarantee.

The following replaces the section entitled "Financial Statements":

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, TX 77002, serves as the independent registered public accounting firm for FS Variable Separate Account, FS Variable Annuity Account One, The United States Life Insurance Company in the City of New York ("US Life"), and American Home Assurance Company.

   You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

    .  Pro Forma Narrative description of the effects of the Consolidation.

    . The Audited Financial Statements of FS Variable Separate Account of The United States Life Insurance Company in the City of New York as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Financial Statements of FS Variable Annuity Account One of The United States Life Insurance Company in the City of New York as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of The United States Life Insurance Company in the City of New York as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

   The financial statements of US Life should be considered only as bearing on the ability of US Life to meet its obligation under the contracts.

   You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to January 31, 2008, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

   Effective after the close of business November 29, 2019, The United States Life Insurance Company in the City of New York ("US Life") consolidated FS Variable Annuity Account One with FS Variable Separate Account, with FS Variable Separate Account being the surviving Separate Account after such consolidation. Financial statements issued on and after December 2, 2019 will reflect the consolidation transaction.

   Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

   The consolidation will result in the financial statements of FS Variable Annuity Account One being combined with the financial statements of FS Variable Separate Account. In effect, the consolidation will result in the transfer of the subaccounts in FS Variable Annuity Account One to FS Variable Separate Account. Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

   The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

   The purpose of the Consolidation is to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

                                                   FS Variable Separate Account
               The United States Life Insurance Company in the City of New York

                                                                           2018
                                                                  Annual Report
                                                              December 31, 2018

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of The United States Life Insurance Company in the City of New York and the Contract Owners of FS Variable Separate Account.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of FS Variable Separate Account indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the FS Variable Separate Account as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

American Funds IS Asset Allocation     American Funds IS Global Small
  Fund Class 2                           Capitalization Fund Class 4
American Funds IS Asset Allocation
  Fund Class 4                         American Funds IS Growth Fund Class 2
American Funds IS Bond Fund Class 4    American Funds IS Growth Fund Class 4
American Funds IS Capital Income       American Funds IS Growth-Income Fund
  Builder Class 4                        Class 2
American Funds IS Global Bond Fund     American Funds IS Growth-Income Fund
  Class 4                                Class 4
American Funds IS Global Growth Fund   American Funds IS International Fund
  Class 2                                Class 4 (16)
American Funds IS Global Growth Fund   AST SA Wellington Government and
  Class 4                                Quality Bond Portfolio Class 3
AST SA BlackRock Multi-Asset Income    AST SA Wellington Growth Portfolio
  Portfolio Class 3                      Class 1 (1) (17)
AST SA PGI Asset Allocation Portfolio  AST SA Wellington Growth Portfolio
  Class 1                                Class 3 (1) (17)
AST SA PGI Asset Allocation Portfolio  AST SA Wellington Natural Resources
  Class 3                                Portfolio Class 1 (2) (17)
AST SA Wellington Capital              AST SA Wellington Natural Resources
  Appreciation Portfolio Class 1         Portfolio Class 3 (2) (17)
AST SA Wellington Capital              AST SA Wellington Strategic
  Appreciation Portfolio Class 3         Multi-Asset Portfolio Class 3
AST SA Wellington Government and       BlackRock iShares Dynamic Allocation
  Quality Bond Portfolio Class 1         V.I. Fund Class III
BlackRock Global Allocation V.I. Fund  BLK iShares Dynamic Fixed Income VI
  Class III                              Fund Class III (13) (17)
BlackRock iShares Alternative
  Strategies VI Fund Class III (3)     Columbia VP Limited Duration Credit
  (17)                                   Fund Class 2
Columbia Funds Variable Insurance      FTVIP Franklin Rising Dividends VIP
  Trust I (Columbia VP)                  Fund Class 2
Columbia VP Income Opportunities Fund  FTVIP Franklin Strategic Income VIP
  Class 1                                Fund Class 2
Columbia VP Large Cap Growth Fund      FTVIP Templeton Global Bond VIP Fund
  Class 1                                Class 2
FTVIP Franklin Founding Funds          Goldman Sachs VIT Multi-Strategy
  Allocation VIP Fund Class 2            Alternatives Portfolio Advisor Class
                                       Goldman Sachs VIT Strategic Income
FTVIP Franklin Income VIP Fund Class 2   Fund Advisor Class (15) (17)
FTVIP Franklin Mutual Global
  Discovery VIP Fund Class 2 (9)       Invesco V.I. Comstock Fund Series II
Goldman Sachs VIT Global Trends        Invesco V.I. Equity and Income Fund
  Allocation Fund Service Class (5)      Series II (4)
Goldman Sachs VIT Government Money     Invesco V.I. Growth and Income Fund
  Market Fund Service Class              Series II
Invesco V.I. American Franchise Fund   Lord Abbett Mid Cap Stock Portfolio
  Series II                              Class VC
Invesco V.I. American Value Fund       Lord Abbett Short Duration Income
  Series II (16)                         Portfolio Class VC
Invesco V.I. Balanced-Risk Allocation  Lord Abbett Total Return Portfolio
  Fund Series II                         Class VC (16)
Lord Abbett Bond Debenture Portfolio   PIMCO Emerging Markets Bond Portfolio
  Class VC                               Advisor Class
Lord Abbett Developing Growth
  Portfolio Class VC (16)              PVC SAM Balanced Portfolio Class 2
Lord Abbett Fundamental Equity         PVC SAM Conservative Balanced
  Portfolio Class VC                     Portfolio Class 2
Lord Abbett Growth and Income          PVC SAM Conservative Growth Portfolio
  Portfolio Class VC                     Class 2
Morgan Stanley VIF Global              PVC SAM Flexible Income Portfolio
  Infrastructure Portfolio Class II      Class 2

Neuberger Berman AMT US Equity Index   PVC SAM Strategic Growth Portfolio
  PutWrite Strategy Portfolio            Class 2
PIMCO All Asset Portfolio Advisor
  Class                                PVC Short-Term Income Account Class 2
PIMCO Dynamic Bond Portfolio Advisor
  Class                                PVC SmallCap Account Class 2
PVC Diversified International Account  SST SA Multi-Managed Large Cap Value
  Class 2                                Portfolio Class 3 (16)
                                       SST SA Multi-Managed Mid Cap Growth
PVC Equity Income Account Class 2        Portfolio Class 3
PVC Government & High Quality Bond     SST SA Multi-Managed Mid Cap Value
  Account Class 2                        Portfolio Class 3
                                       SST SA Multi-Managed Small Cap
PVC Income Account Class 2               Portfolio Class 3 (16)
                                       SST SA Putnam Asset Allocation
PVC LargeCap Growth Account Class 2      Diversified Growth Portfolio Class 3
                                       SST SA T. Rowe Price Growth Stock
PVC MidCap Account Class 2               Portfolio Class 3
PVC Principal Capital Appreciation     SST SA Wellington Real Return
  Account Class 2                        Portfolio Class 1 (16)
PVC Real Estate Securities Account     SST SA Wellington Real Return
  Class 2                                Portfolio Class 3
SST SA Allocation Balanced Portfolio   SAST SA JPMorgan Equity-Income
  Class 3                                Portfolio Class 1
SST SA Allocation Growth Portfolio     SAST SA JPMorgan Equity-Income
  Class 3                                Portfolio Class 3
SST SA Allocation Moderate Growth      SAST SA JPMorgan Global Equities
  Portfolio Class 3                      Portfolio Class 1
SST SA Allocation Moderate Portfolio   SAST SA JPMorgan Global Equities
  Class 3                                Portfolio Class 3
SST SA Columbia Focused Growth         SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3 (14) (16)            Portfolio Class 1
SST SA Columbia Focused Value          SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                      Portfolio Class 3
SST SA Multi-Managed Diversified       SAST SA JPMorgan Mid-Cap Growth
  Fixed Income Portfolio Class 3         Portfolio Class 1
SST SA Multi-Managed International     SAST SA JPMorgan Mid-Cap Growth
  Equity Portfolio Class 3               Portfolio Class 3
SST SA Multi-Managed Large Cap Growth  SAST SA Large Cap Growth Index
  Portfolio Class 3                      Portfolio Class 3 (7)
                                       SAST SA Large Cap Index Portfolio
SAST SA AB Growth Portfolio Class 1      Class 3
                                       SAST SA Large Cap Value Index
SAST SA AB Growth Portfolio Class 3      Portfolio Class 3 (7)
SAST SA AB Small & Mid Cap Value       SAST SA Legg Mason BW Large Cap Value
  Portfolio Class 1 (16)                 Portfolio Class 1
SAST SA AB Small & Mid Cap Value       SAST SA Legg Mason BW Large Cap Value
  Portfolio Class 3                      Portfolio Class 3
SAST SA American Funds Asset           SAST SA Legg Mason Tactical
  Allocation Portfolio Class 3           Opportunities Class 3
SAST SA American Funds Global Growth   SAST SA MFS Blue Chip Growth
  Portfolio Class 3                      Portfolio Class 1
SAST SA American Funds Growth          SAST SA MFS Blue Chip Growth
  Portfolio Class 3                      Portfolio Class 3
SAST SA American Funds Growth-Income   SAST SA MFS Massachusetts Investors
  Portfolio Class 3                      Trust Portfolio Class 1
SAST SA American Funds VCP Managed     SAST SA MFS Massachusetts Investors
  Asset Allocation Portfolio Class 3     Trust Portfolio Class 3
SAST SA BlackRock VCP Global Multi     SAST SA MFS Telecom Utility Portfolio
  Asset Portfolio Class 3                Class 1 (10) (17)
SAST SA Boston Company Capital Growth  SAST SA MFS Telecom Utility Portfolio
  Portfolio Class 1 (6) (17)             Class 3 (10) (17)
SAST SA Boston Company Capital Growth  SAST SA MFS Total Return Portfolio
  Portfolio Class 3 (6) (17)             Class 1
SAST SA Columbia Technology Portfolio  SAST SA MFS Total Return Portfolio
  Class 1                                Class 3
SAST SA Columbia Technology Portfolio  SAST SA Mid Cap Index Portfolio
  Class 3                                Class 3
SAST SA DFA Ultra Short Bond           SAST SA Morgan Stanley International
  Portfolio Class 1                      Equities Portfolio Class 1
SAST SA DFA Ultra Short Bond           SAST SA Morgan Stanley International
  Portfolio Class 3                      Equities Portfolio Class 3
SAST SA Dogs of Wall Street Portfolio  SAST SA Oppenheimer Main Street Large
  Class 1                                Cap Portfolio Class 1
SAST SA Dogs of Wall Street Portfolio  SAST SA Oppenheimer Main Street Large
  Class 3                                Cap Portfolio Class 3
SAST SA Emerging Markets Equity Index  SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3 (7)                  Portfolio Class 3
SAST SA Federated Corporate Bond       SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                      Portfolio Class 1
SAST SA Federated Corporate Bond       SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                      Portfolio Class 3
SAST SA Fidelity Institutional AM      SAST SA Putnam International Growth
  Real Estate Portfolio Class 1          and Income Portfolio Class 1
SAST SA Fidelity Institutional AM      SAST SA Putnam International Growth
  Real Estate Portfolio Class 3          and Income Portfolio Class 3
SAST SA Fixed Income Index Portfolio   SAST SA Schroders VCP Global
  Class 3 (8)                            Allocation Portfolio Class 3
SAST SA Fixed Income Intermediate      SAST SA Small Cap Index Portfolio
  Index Portfolio Class 3 (12)           Class 3

SAST SA Franklin Small Company Value   SAST SA T. Rowe Price Asset
  Portfolio Class 3                      Allocation Growth Portfolio Class 3
SAST SA Global Index Allocation 60-40  SAST SA T. Rowe Price VCP Balanced
  Portfolio Class 3 (7)                  Portfolio Class 3
SAST SA Global Index Allocation 75-25  SAST SA Templeton Foreign Value
  Portfolio Class 3 (7)                  Portfolio Class 3
SAST SA Global Index Allocation 90-10  SAST SA VCP Dynamic Allocation
  Portfolio Class 3 (7)                  Portfolio Class 3
SAST SA Goldman Sachs Global Bond      SAST SA VCP Dynamic Strategy
  Portfolio Class 1 (7) (16)             Portfolio Class 3
SAST SA Goldman Sachs Global Bond      SAST SA VCP Index Allocation
  Portfolio Class 3 (7)                  Portfolio Class 3
SAST SA Goldman Sachs Multi-Asset      SAST SA WellsCap Aggressive Growth
  Insights Portfolio Class 3             Portfolio Class 1
SAST SA Index Allocation 60-40         SAST SA WellsCap Aggressive Growth
  Portfolio Class 3 (8)                  Portfolio Class 3
SAST SA Index Allocation 80-20         SAST SA WellsCap Fundamental Growth
  Portfolio Class 3 (8)                  Portfolio Class 1 (11) (17)
SAST SA Index Allocation 90-10         SAST SA WellsCap Fundamental Growth
  Portfolio Class 3 (8)                  Portfolio Class 3 (11) (17)
SAST SA International Index Portfolio
  Class 3                              VALIC Company I Nasdaq-100 Index Fund
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                    VALIC Company I Small Cap Index Fund
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                    VALIC Company I Stock Index Fund
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3
SAST SA Janus Focused Growth
  Portfolio Class 1
SAST SA Janus Focused Growth
  Portfolio Class 3
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3
VALIC Company I Global Social
  Awareness Fund (16)
VALIC Company I International
  Equities Index Fund
VALIC Company I Mid Cap Index Fund

(1)  The AST SA Wellington Growth Portfolio, in operation for the period
     January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(2) The AST SA Wellington Natural Resources Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
     October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(3) For the period January 1, 2017 to December 31, 2017 and January 1, 2018 to August 31, 2018 (cessation of operations).
(4)  For the period October 31, 2017 (commencement of operations) to
     December 31, 2017 and January 1, 2018 to December 31, 2018.
(5)  For the period November 27, 2017 (commencement of operations) to
     December 31, 2017 and January 1, 2018 to December 31, 2018.
(6) The SAST SA Boston Company Capital Growth Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
     October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(7)  For the period May 1, 2018 (commencement of operations) to December 31,
     2018.
(8)  For the period February 3, 2017 (commencement of operations) to
     December 31, 2017 and January 1, 2018 to December 31, 2018.
(9) For the period August 7, 2017 (commencement of operations) to December 31, 2017 and January 1, 2018 to December 31, 2018.
(10) The SAST SA MFS Telecom Utility Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA Legg Mason BW Large Cap Value Portfolio.
(11) The SAST SA WellsCap Fundamental Growth Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
     October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(12) For the period October 9, 2017 (commencement of operations) to
     December 31, 2017 and January 1, 2018 to December 31, 2018.
(13) For the periods January 1, 2017 to December 31, 2017 and January 1, 2018 to May 25, 2018 (cessation of operations).
(14) The SST SA Columbia Focused Growth Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(15) For the period January 1, 2017 to December 31, 2017 and January 1, 2018 to April 30, 2018 (cessation of operations).
(16) There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was no activity for the periods presented.
(17) Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of the The United States Life Insurance Company in the City of New York management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the FS Variable Separate Account based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the FS Variable Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018


                                                                    Due from
                                                                      (to)                                        Net Assets
                                                                    Company's             Contract   Contract   Attributable to
                                                                     General              Owners-    Owners-       Contract
                                                     Investments at Account,              Annuity  Accumulation      Owner
Sub-accounts                                           Fair Value      Net    Net Assets  Reserves   Reserves      Reserves
------------                                         -------------- --------- ----------- -------- ------------ ---------------
American Funds IS Asset Allocation Fund Class 2       $ 1,862,877      $--    $ 1,862,877 $     -- $ 1,862,877    $ 1,862,877
American Funds IS Asset Allocation Fund Class 4           204,913       --        204,913       --     204,913        204,913
American Funds IS Bond Fund Class 4                        38,014       --         38,014       --      38,014         38,014
American Funds IS Capital Income Builder Class 4          155,822       --        155,822       --     155,822        155,822
American Funds IS Global Bond Fund Class 4                 28,722       --         28,722       --      28,722         28,722
American Funds IS Global Growth Fund Class 2            4,912,786       --      4,912,786       --   4,912,786      4,912,786
American Funds IS Global Growth Fund Class 4              233,769       --        233,769       --     233,769        233,769
American Funds IS Global Small Capitalization Fund
  Class 4                                                   1,690       --          1,690       --       1,690          1,690
American Funds IS Growth Fund Class 2                   5,377,163       --      5,377,163       --   5,377,163      5,377,163
American Funds IS Growth Fund Class 4                      97,042       --         97,042       --      97,042         97,042
American Funds IS Growth-Income Fund Class 2            6,631,844       --      6,631,844       --   6,631,844      6,631,844
American Funds IS Growth-Income Fund Class 4              301,356       --        301,356       --     301,356        301,356
AST SA BlackRock Multi-Asset Income Portfolio
  Class 3                                               2,630,870       --      2,630,870       --   2,630,870      2,630,870
AST SA PGI Asset Allocation Portfolio Class 1           2,514,834       --      2,514,834   54,304   2,460,530      2,514,834
AST SA PGI Asset Allocation Portfolio Class 3           3,212,079       --      3,212,079       --   3,212,079      3,212,079
AST SA Wellington Capital Appreciation Portfolio
  Class 1                                               8,113,652       --      8,113,652  289,052   7,824,600      8,113,652
AST SA Wellington Capital Appreciation Portfolio
  Class 3                                              19,791,603       --     19,791,603    7,360  19,784,243     19,791,603
AST SA Wellington Government and Quality Bond
  Portfolio Class 1                                     2,148,356       --      2,148,356   49,365   2,098,991      2,148,356
AST SA Wellington Government and Quality Bond
  Portfolio Class 3                                    31,444,499       --     31,444,499    1,385  31,443,114     31,444,499
AST SA Wellington Strategic Multi-Asset Portfolio
  Class 3                                               1,746,644       --      1,746,644       --   1,746,644      1,746,644
BlackRock Global Allocation V.I. Fund Class III            82,566       --         82,566       --      82,566         82,566
BlackRock iShares Dynamic Allocation V.I. Fund
  Class III                                                47,886       --         47,886       --      47,886         47,886
Columbia VP Income Opportunities Fund Class 1             100,129       --        100,129       --     100,129        100,129
Columbia VP Large Cap Growth Fund Class 1                 342,444       --        342,444       --     342,444        342,444
Columbia VP Limited Duration Credit Fund Class 2           15,253       --         15,253       --      15,253         15,253
FTVIP Franklin Founding Funds Allocation VIP Fund
  Class 2                                               3,254,315       --      3,254,315       --   3,254,315      3,254,315
FTVIP Franklin Income VIP Fund Class 2                 13,815,275       --     13,815,275       --  13,815,275     13,815,275
FTVIP Franklin Mutual Global Discovery VIP Fund
  Class 2                                                  80,430       --         80,430       --      80,430         80,430
FTVIP Franklin Rising Dividends VIP Fund Class 2            7,573       --          7,573       --       7,573          7,573
FTVIP Franklin Strategic Income VIP Fund Class 2           71,841       --         71,841       --      71,841         71,841
FTVIP Templeton Global Bond VIP Fund Class 2                1,540       --          1,540       --       1,540          1,540
Goldman Sachs VIT Global Trends Allocation Fund
  Service Class                                            36,290       --         36,290       --      36,290         36,290
Goldman Sachs VIT Government Money Market Fund
  Service Class                                         5,636,397       --      5,636,397       --   5,636,397      5,636,397
Goldman Sachs VIT Multi-Strategy Alternatives
  Portfolio Advisor Class                                  55,197       --         55,197       --      55,197         55,197
Invesco V.I. American Franchise Fund Series II          1,155,353       --      1,155,353       --   1,155,353      1,155,353
Invesco V.I. Balanced-Risk Allocation Fund Series II      184,460       --        184,460       --     184,460        184,460
Invesco V.I. Comstock Fund Series II                   13,454,757       --     13,454,757    4,551  13,450,206     13,454,757
Invesco V.I. Equity and Income Fund Series II              24,273       --         24,273       --      24,273         24,273
Invesco V.I. Growth and Income Fund Series II          20,278,452       --     20,278,452    1,597  20,276,855     20,278,452
Lord Abbett Bond Debenture Portfolio Class VC              86,204       --         86,204       --      86,204         86,204
Lord Abbett Fundamental Equity Portfolio Class VC          42,721       --         42,721       --      42,721         42,721
Lord Abbett Growth and Income Portfolio Class VC        8,194,259       --      8,194,259      562   8,193,697      8,194,259
Lord Abbett Mid Cap Stock Portfolio Class VC              189,347       --        189,347       --     189,347        189,347
Lord Abbett Short Duration Income Portfolio Class VC      190,385       --        190,385       --     190,385        190,385
Morgan Stanley VIF Global Infrastructure Portfolio
  Class II                                                 68,290       --         68,290       --      68,290         68,290
Neuberger Berman AMT US Equity Index PutWrite
  Strategy Portfolio                                       37,145       --         37,145       --      37,145         37,145
PIMCO All Asset Portfolio Advisor Class                    12,295       --         12,295       --      12,295         12,295
PIMCO Dynamic Bond Portfolio Advisor Class                 30,824       --         30,824       --      30,824         30,824
PIMCO Emerging Markets Bond Portfolio Advisor Class        28,628       --         28,628       --      28,628         28,628
PVC Diversified International Account Class 2              33,289       --         33,289       --      33,289         33,289
PVC Equity Income Account Class 2                         290,834       --        290,834       --     290,834        290,834
PVC Government & High Quality Bond Account Class 2            577       --            577       --         577            577
PVC Income Account Class 2                                 28,528       --         28,528       --      28,528         28,528
PVC LargeCap Growth Account Class 2                        17,043       --         17,043       --      17,043         17,043
PVC MidCap Account Class 2                                722,912       --        722,912       --     722,912        722,912
PVC Principal Capital Appreciation Account Class 2        151,878       --        151,878       --     151,878        151,878
PVC Real Estate Securities Account Class 2                 12,376       --         12,376       --      12,376         12,376
PVC SAM Balanced Portfolio Class 2                      5,810,029       --      5,810,029   25,951   5,784,078      5,810,029

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                           Due from
                                                             (to)                                         Net Assets
                                                           Company's              Contract   Contract   Attributable to
                                                            General               Owners-    Owners-       Contract
                                            Investments at Account,               Annuity  Accumulation      Owner
Sub-accounts                                  Fair Value      Net     Net Assets  Reserves   Reserves      Reserves
------------                                -------------- --------- ------------ -------- ------------ ---------------
PVC SAM Conservative Balanced Portfolio
  Class 2                                    $     33,979     $--    $     33,979 $     -- $     33,979  $     33,979
PVC SAM Conservative Growth Portfolio
  Class 2                                         611,164      --         611,164       --      611,164       611,164
PVC SAM Flexible Income Portfolio Class 2         101,846      --         101,846   23,685       78,161       101,846
PVC SAM Strategic Growth Portfolio
  Class 2                                         278,903      --         278,903       --      278,903       278,903
PVC Short-Term Income Account Class 2              44,771      --          44,771       --       44,771        44,771
PVC SmallCap Account Class 2                       20,149      --          20,149       --       20,149        20,149
SST SA Allocation Balanced Portfolio
  Class 3                                      13,806,038      --      13,806,038       --   13,806,038    13,806,038
SST SA Allocation Growth Portfolio Class 3      5,527,756      --       5,527,756       --    5,527,756     5,527,756
SST SA Allocation Moderate Growth
  Portfolio Class 3                            11,979,037      --      11,979,037       --   11,979,037    11,979,037
SST SA Allocation Moderate Portfolio
  Class 3                                      12,876,609      --      12,876,609   29,111   12,847,498    12,876,609
SST SA Columbia Focused Value Portfolio
  Class 3                                           4,024      --           4,024       --        4,024         4,024
SST SA Multi-Managed Diversified Fixed
  Income Portfolio Class 3                        137,538      --         137,538       --      137,538       137,538
SST SA Multi-Managed International Equity
  Portfolio Class 3                                49,813      --          49,813       --       49,813        49,813
SST SA Multi-Managed Large Cap Growth
  Portfolio Class 3                                43,760      --          43,760       --       43,760        43,760
SST SA Multi-Managed Mid Cap Growth
  Portfolio Class 3                                 4,304      --           4,304       --        4,304         4,304
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                                26,128      --          26,128       --       26,128        26,128
SST SA Putnam Asset Allocation Diversified
  Growth Portfolio Class 3                      2,984,858      --       2,984,858       --    2,984,858     2,984,858
SST SA T. Rowe Price Growth Stock
  Portfolio Class 3                                 3,227      --           3,227       --        3,227         3,227
SST SA Wellington Real Return Portfolio
  Class 3                                      19,529,046      --      19,529,046    5,742   19,523,304    19,529,046
SAST SA AB Growth Portfolio Class 1            15,139,133      --      15,139,133  193,792   14,945,341    15,139,133
SAST SA AB Growth Portfolio Class 3            19,387,214      --      19,387,214    2,485   19,384,729    19,387,214
SAST SA AB Small & Mid Cap Value
  Portfolio Class 3                            19,559,676      --      19,559,676   16,615   19,543,061    19,559,676
SAST SA American Funds Asset Allocation
  Portfolio Class 3                            43,833,399      --      43,833,399       --   43,833,399    43,833,399
SAST SA American Funds Global Growth
  Portfolio Class 3                            17,136,822      --      17,136,822    9,189   17,127,633    17,136,822
SAST SA American Funds Growth Portfolio
  Class 3                                      14,981,731      --      14,981,731   21,009   14,960,722    14,981,731
SAST SA American Funds Growth-Income
  Portfolio Class 3                            12,694,173      --      12,694,173    7,447   12,686,726    12,694,173
SAST SA American Funds VCP Managed
  Asset Allocation Portfolio Class 3          157,518,393      --     157,518,393       --  157,518,393   157,518,393
SAST SA BlackRock VCP Global Multi
  Asset Portfolio Class 3                      68,112,056      --      68,112,056       --   68,112,056    68,112,056
SAST SA Columbia Technology Portfolio
  Class 1                                         263,340      --         263,340       --      263,340       263,340
SAST SA Columbia Technology Portfolio
  Class 3                                       3,172,378      --       3,172,378       --    3,172,378     3,172,378
SAST SA DFA Ultra Short Bond Portfolio
  Class 1                                       1,183,882      --       1,183,882    4,867    1,179,015     1,183,882
SAST SA DFA Ultra Short Bond Portfolio
  Class 3                                      12,050,565      --      12,050,565  113,318   11,937,247    12,050,565
SAST SA Dogs of Wall Street Portfolio
  Class 1                                       1,026,915      --       1,026,915       --    1,026,915     1,026,915
SAST SA Dogs of Wall Street Portfolio
  Class 3                                       7,361,079      --       7,361,079   13,252    7,347,827     7,361,079
SAST SA Emerging Markets Equity Index
  Portfolio Class 3                                27,006      --          27,006       --       27,006        27,006
SAST SA Federated Corporate Bond
  Portfolio Class 1                             2,040,239      --       2,040,239   22,884    2,017,355     2,040,239
SAST SA Federated Corporate Bond
  Portfolio Class 3                            41,688,620      --      41,688,620   11,571   41,677,049    41,688,620
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 1                        987,282      --         987,282       --      987,282       987,282
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 3                      9,152,992      --       9,152,992    3,421    9,149,571     9,152,992
SAST SA Fixed Income Index Portfolio
  Class 3                                         554,623      --         554,623       --      554,623       554,623
SAST SA Fixed Income Intermediate Index
  Portfolio Class 3                               493,741      --         493,741       --      493,741       493,741
SAST SA Franklin Small Company Value
  Portfolio Class 3                             8,724,713      --       8,724,713      771    8,723,942     8,724,713
SAST SA Global Index Allocation 60-40
  Portfolio Class 3                               985,395      --         985,395       --      985,395       985,395
SAST SA Global Index Allocation 75-25
  Portfolio Class 3                             1,137,498      --       1,137,498       --    1,137,498     1,137,498
SAST SA Global Index Allocation 90-10
  Portfolio Class 3                             6,034,188      --       6,034,188       --    6,034,188     6,034,188
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                               831,052      --         831,052    6,170      824,882       831,052
SAST SA Goldman Sachs Global Bond
  Portfolio Class 3                            19,892,579      --      19,892,579    3,714   19,888,865    19,892,579
SAST SA Goldman Sachs Multi-Asset
  Insights Portfolio Class 3                    1,339,509      --       1,339,509       --    1,339,509     1,339,509
SAST SA Index Allocation 60-40 Portfolio
  Class 3                                       9,899,562      --       9,899,562       --    9,899,562     9,899,562
SAST SA Index Allocation 80-20 Portfolio
  Class 3                                      19,612,565      --      19,612,565       --   19,612,565    19,612,565
SAST SA Index Allocation 90-10 Portfolio
  Class 3                                      31,859,841      --      31,859,841       --   31,859,841    31,859,841
SAST SA International Index Portfolio
  Class 3                                         103,157      --         103,157       --      103,157       103,157
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                               258,834      --         258,834    1,431      257,403       258,834
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                             6,872,802      --       6,872,802      960    6,871,842     6,872,802
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3                           144,164,689      --     144,164,689       --  144,164,689   144,164,689
SAST SA Janus Focused Growth Portfolio
  Class 3                                       4,787,066      --       4,787,066      355    4,786,711     4,787,066
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                             2,172,816      --       2,172,816    8,139    2,164,677     2,172,816

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                          Due from
                                                            (to)                                         Net Assets
                                                          Company's              Contract   Contract   Attributable to
                                                           General               Owners-    Owners-       Contract
                                           Investments at Account,               Annuity  Accumulation      Owner
Sub-accounts                                 Fair Value      Net     Net Assets  Reserves   Reserves      Reserves
------------                               -------------- --------- ------------ -------- ------------ ---------------
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3                         $ 13,307,811     $--    $ 13,307,811 $     -- $ 13,307,811  $ 13,307,811
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1                            1,114,733      --       1,114,733   37,046    1,077,687     1,114,733
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3                            6,018,113      --       6,018,113    3,835    6,014,278     6,018,113
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                            6,552,144      --       6,552,144   74,439    6,477,705     6,552,144
SAST SA JPMorgan Equity-Income
  Portfolio Class 3                            9,599,843      --       9,599,843       --    9,599,843     9,599,843
SAST SA JPMorgan Global Equities
  Portfolio Class 1                            1,195,378      --       1,195,378    1,333    1,194,045     1,195,378
SAST SA JPMorgan Global Equities
  Portfolio Class 3                            1,813,763      --       1,813,763       --    1,813,763     1,813,763
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 1                            1,098,952      --       1,098,952    1,557    1,097,395     1,098,952
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                           46,835,439      --      46,835,439   15,945   46,819,494    46,835,439
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                            1,715,884      --       1,715,884    7,318    1,708,566     1,715,884
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 3                            7,281,046      --       7,281,046      333    7,280,713     7,281,046
SAST SA Large Cap Growth Index Portfolio
  Class 3                                         63,919      --          63,919       --       63,919        63,919
SAST SA Large Cap Index Portfolio Class 3        825,519      --         825,519       --      825,519       825,519
SAST SA Large Cap Value Index Portfolio
  Class 3                                         87,238      --          87,238       --       87,238        87,238
SAST SA Legg Mason BW Large Cap Value
  Portfolio Class 1                           11,678,242      --      11,678,242  166,878   11,511,364    11,678,242
SAST SA Legg Mason BW Large Cap Value
  Portfolio Class 3                           18,952,460      --      18,952,460    4,559   18,947,901    18,952,460
SAST SA Legg Mason Tactical
  Opportunities Class 3                        1,100,455      --       1,100,455       --    1,100,455     1,100,455
SAST SA MFS Blue Chip Growth Portfolio
  Class 1                                        591,552      --         591,552       --      591,552       591,552
SAST SA MFS Blue Chip Growth Portfolio
  Class 3                                      6,325,775      --       6,325,775      649    6,325,126     6,325,775
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 1                      2,446,136      --       2,446,136   18,361    2,427,775     2,446,136
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 3                     13,883,450      --      13,883,450   11,780   13,871,670    13,883,450
SAST SA MFS Total Return Portfolio
  Class 1                                      2,970,742      --       2,970,742   58,201    2,912,541     2,970,742
SAST SA MFS Total Return Portfolio
  Class 3                                      9,899,956      --       9,899,956    1,700    9,898,256     9,899,956
SAST SA Mid Cap Index Portfolio Class 3           39,350      --          39,350       --       39,350        39,350
SAST SA Morgan Stanley International
  Equities Portfolio Class 1                   1,361,176      --       1,361,176    1,024    1,360,152     1,361,176
SAST SA Morgan Stanley International
  Equities Portfolio Class 3                   6,112,400      --       6,112,400       --    6,112,400     6,112,400
SAST SA Oppenheimer Main Street Large
  Cap Portfolio Class 1                        1,324,896      --       1,324,896   13,752    1,311,144     1,324,896
SAST SA Oppenheimer Main Street Large
  Cap Portfolio Class 3                        3,369,892      --       3,369,892       --    3,369,892     3,369,892
SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3                          112,356,752      --     112,356,752       --  112,356,752   112,356,752
SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                            1,789,815      --       1,789,815    9,757    1,780,058     1,789,815
SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                            6,832,908      --       6,832,908    1,233    6,831,675     6,832,908
SAST SA Putnam International Growth and
  Income Portfolio Class 1                     1,224,245      --       1,224,245   19,964    1,204,281     1,224,245
SAST SA Putnam International Growth and
  Income Portfolio Class 3                     5,480,428      --       5,480,428       --    5,480,428     5,480,428
SAST SA Schroders VCP Global Allocation
  Portfolio Class 3                           56,978,066      --      56,978,066       --   56,978,066    56,978,066
SAST SA Small Cap Index Portfolio Class 3         35,292      --          35,292       --       35,292        35,292
SAST SA T. Rowe Price Asset Allocation
  Growth Portfolio Class 3                     5,357,074      --       5,357,074       --    5,357,074     5,357,074
SAST SA T. Rowe Price VCP Balanced
  Portfolio Class 3                          106,803,345      --     106,803,345       --  106,803,345   106,803,345
SAST SA Templeton Foreign Value
  Portfolio Class 3                           19,000,017      --      19,000,017    4,514   18,995,503    19,000,017
SAST SA VCP Dynamic Allocation
  Portfolio Class 3                          861,416,090      --     861,416,090       --  861,416,090   861,416,090
SAST SA VCP Dynamic Strategy Portfolio
  Class 3                                    532,859,889      --     532,859,889       --  532,859,889   532,859,889
SAST SA VCP Index Allocation Portfolio
  Class 3                                     18,026,135      --      18,026,135       --   18,026,135    18,026,135
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                            1,284,032      --       1,284,032    5,726    1,278,306     1,284,032
SAST SA WellsCap Aggressive Growth
  Portfolio Class 3                            2,519,595      --       2,519,595    5,289    2,514,306     2,519,595
VALIC Company I International Equities
  Index Fund                                     143,905      --         143,905       --      143,905       143,905
VALIC Company I Mid Cap Index Fund               723,112      --         723,112       --      723,112       723,112
VALIC Company I Nasdaq-100 Index Fund            173,603      --         173,603       --      173,603       173,603
VALIC Company I Small Cap Index Fund             206,849      --         206,849       --      206,849       206,849
VALIC Company I Stock Index Fund               1,037,307      --       1,037,307       --    1,037,307     1,037,307

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                                 Net Asset
                                                                                 Value per Shares at Fair Cost of Shares
Sub-accounts                                                            Shares     Share       Value           Held      Level*
------------                                                           --------- --------- -------------- -------------- ------
American Funds IS Asset Allocation Fund Class 2                           88,372  $21.08    $ 1,862,877    $ 1,849,401     1
American Funds IS Asset Allocation Fund Class 4                            9,762   20.99        204,913        219,982     1
American Funds IS Bond Fund Class 4                                        3,680   10.33         38,014         40,310     1
American Funds IS Capital Income Builder Class 4                          16,665    9.35        155,822        164,254     1
American Funds IS Global Bond Fund Class 4                                 2,555   11.24         28,722         29,559     1
American Funds IS Global Growth Fund Class 2                             192,658   25.50      4,912,786      4,882,870     1
American Funds IS Global Growth Fund Class 4                               9,207   25.39        233,769        240,151     1
American Funds IS Global Small Capitalization Fund Class 4                    79   21.28          1,690          2,015     1
American Funds IS Growth Fund Class 2                                     77,392   69.48      5,377,163      5,189,754     1
American Funds IS Growth Fund Class 4                                      1,414   68.64         97,042        106,027     1
American Funds IS Growth-Income Fund Class 2                             147,703   44.90      6,631,844      6,478,392     1
American Funds IS Growth-Income Fund Class 4                               6,777   44.47        301,356        300,096     1
AST SA BlackRock Multi-Asset Income Portfolio Class 3                    448,954    5.86      2,630,870      2,869,056     1
AST SA PGI Asset Allocation Portfolio Class 1                            199,749   12.59      2,514,834      2,824,714     1
AST SA PGI Asset Allocation Portfolio Class 3                            257,378   12.48      3,212,079      3,609,505     1
AST SA Wellington Capital Appreciation Portfolio Class 1                 201,331   40.30      8,113,652      8,375,609     1
AST SA Wellington Capital Appreciation Portfolio Class 3                 533,754   37.08     19,791,603     21,420,123     1
AST SA Wellington Government and Quality Bond Portfolio Class 1          145,948   14.72      2,148,356      2,236,628     1
AST SA Wellington Government and Quality Bond Portfolio Class 3        2,141,996   14.68     31,444,499     32,191,821     1
AST SA Wellington Strategic Multi-Asset Portfolio Class 3                246,006    7.10      1,746,644      1,986,201     1
BlackRock Global Allocation V.I. Fund Class III                            6,376   12.95         82,566         90,827     1
BlackRock iShares Dynamic Allocation V.I. Fund Class III                   4,658   10.28         47,886         49,801     1
Columbia VP Income Opportunities Fund Class 1                             14,490    6.91        100,129        115,395     1
Columbia VP Large Cap Growth Fund Class 1                                 21,270   16.10        342,444        269,690     1
Columbia VP Limited Duration Credit Fund Class 2                           1,651    9.24         15,253         15,430     1
FTVIP Franklin Founding Funds Allocation VIP Fund Class 2                514,923    6.32      3,254,315      3,635,650     1
FTVIP Franklin Income VIP Fund Class 2                                   937,264   14.74     13,815,275     14,607,769     1
FTVIP Franklin Mutual Global Discovery VIP Fund Class 2                    4,745   16.95         80,430         93,833     1
FTVIP Franklin Rising Dividends VIP Fund Class 2                             302   25.04          7,573          7,762     1
FTVIP Franklin Strategic Income VIP Fund Class 2                           6,988   10.28         71,841         74,014     1
FTVIP Templeton Global Bond VIP Fund Class 2                                  92   16.83          1,540          1,445     1
Goldman Sachs VIT Global Trends Allocation Fund Service Class              3,118   11.64         36,290         39,014     1
Goldman Sachs VIT Government Money Market Fund Service Class           5,636,397    1.00      5,636,397      5,636,397     1
Goldman Sachs VIT Multi-Strategy Alternatives Portfolio Advisor Class      6,501    8.49         55,197         60,260     1
Invesco V.I. American Franchise Fund Series II                            21,045   54.90      1,155,353      1,093,386     1
Invesco V.I. Balanced-Risk Allocation Fund Series II                      19,749    9.34        184,460        217,497     1
Invesco V.I. Comstock Fund Series II                                     837,781   16.06     13,454,757     14,229,802     1
Invesco V.I. Equity and Income Fund Series II                              1,513   16.04         24,273         27,805     1
Invesco V.I. Growth and Income Fund Series II                          1,160,094   17.48     20,278,452     24,235,173     1
Lord Abbett Bond Debenture Portfolio Class VC                              7,780   11.08         86,204         96,313     1
Lord Abbett Fundamental Equity Portfolio Class VC                          3,023   14.13         42,721         54,431     1
Lord Abbett Growth and Income Portfolio Class VC                         267,349   30.65      8,194,259      8,108,647     1
Lord Abbett Mid Cap Stock Portfolio Class VC                               9,534   19.86        189,347        196,110     1
Lord Abbett Short Duration Income Portfolio Class VC                      13,551   14.05        190,385        197,849     1
Morgan Stanley VIF Global Infrastructure Portfolio Class II               10,102    6.76         68,290         77,623     1
Neuberger Berman AMT US Equity Index PutWrite Strategy Portfolio           4,150    8.95         37,145         40,129     1
PIMCO All Asset Portfolio Advisor Class                                    1,223   10.05         12,295         11,331     1
PIMCO Dynamic Bond Portfolio Advisor Class                                 2,978   10.35         30,824         30,781     1
PIMCO Emerging Markets Bond Portfolio Advisor Class                        2,384   12.01         28,628         29,247     1
PVC Diversified International Account Class 2                              2,411   13.81         33,289         39,360     1
PVC Equity Income Account Class 2                                         12,835   22.66        290,834        244,222     1
PVC Government & High Quality Bond Account Class 2                            61    9.46            577            628     1
PVC Income Account Class 2                                                 2,864    9.96         28,528         29,372     1
PVC LargeCap Growth Account Class 2                                          607   28.06         17,043         10,653     1
PVC MidCap Account Class 2                                                15,004   48.18        722,912        678,430     1
PVC Principal Capital Appreciation Account Class 2                         5,937   25.58        151,878        132,363     1
PVC Real Estate Securities Account Class 2                                   691   17.92         12,376         11,167     1
PVC SAM Balanced Portfolio Class 2                                       422,855   13.74      5,810,029      6,515,137     1
PVC SAM Conservative Balanced Portfolio Class 2                            3,115   10.91         33,979         36,403     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018


                                                                            Net Asset
                                                                            Value per Shares at Fair Cost of Shares
Sub-accounts                                                       Shares     Share       Value           Held      Level*
------------                                                     ---------- --------- -------------- -------------- ------
PVC SAM Conservative Growth Portfolio Class 2                        36,121  $16.92    $    611,164   $    608,563    1
PVC SAM Flexible Income Portfolio Class 2                             8,675   11.74         101,846        107,968    1
PVC SAM Strategic Growth Portfolio Class 2                           15,400   18.11         278,903        305,842    1
PVC Short-Term Income Account Class 2                                17,837    2.51          44,771         44,592    1
PVC SmallCap Account Class 2                                          1,415   14.24          20,149         21,327    1
SST SA Allocation Balanced Portfolio Class 3                      1,534,004    9.00      13,806,038     16,692,301    1
SST SA Allocation Growth Portfolio Class 3                          464,517   11.90       5,527,756      6,246,039    1
SST SA Allocation Moderate Growth Portfolio Class 3               1,304,906    9.18      11,979,037     14,568,892    1
SST SA Allocation Moderate Portfolio Class 3                      1,374,238    9.37      12,876,609     15,208,212    1
SST SA Columbia Focused Value Portfolio Class 3                         253   15.92           4,024          4,580    1
SST SA Multi-Managed Diversified Fixed Income Portfolio Class 3      12,302   11.18         137,538        141,726    1
SST SA Multi-Managed International Equity Portfolio Class 3           6,135    8.12          49,813         51,661    1
SST SA Multi-Managed Large Cap Growth Portfolio Class 3               3,662   11.95          43,760         46,982    1
SST SA Multi-Managed Mid Cap Growth Portfolio Class 3                   297   14.48           4,304          4,682    1
SST SA Multi-Managed Mid Cap Value Portfolio Class 3                  1,892   13.81          26,128         33,169    1
SST SA Putnam Asset Allocation Diversified Growth Portfolio
  Class 3                                                           281,590   10.60       2,984,858      3,470,988    1
SST SA T. Rowe Price Growth Stock Portfolio Class 3                     175   18.41           3,227          4,104    1
SST SA Wellington Real Return Portfolio Class 3                   2,111,248    9.25      19,529,046     20,402,334    1
SAST SA AB Growth Portfolio Class 1                                 380,094   39.83      15,139,133     13,872,242    1
SAST SA AB Growth Portfolio Class 3                                 497,236   38.99      19,387,214     19,797,732    1
SAST SA AB Small & Mid Cap Value Portfolio Class 3                1,576,122   12.41      19,559,676     26,594,467    1
SAST SA American Funds Asset Allocation Portfolio Class 3         3,390,054   12.93      43,833,399     48,521,853    1
SAST SA American Funds Global Growth Portfolio Class 3            1,870,832    9.16      17,136,822     22,437,199    1
SAST SA American Funds Growth Portfolio Class 3                   1,621,399    9.24      14,981,731     19,279,687    1
SAST SA American Funds Growth-Income Portfolio Class 3            1,330,626    9.54      12,694,173     16,039,497    1
SAST SA American Funds VCP Managed Asset Allocation Portfolio
  Class 3                                                        12,432,391   12.67     157,518,393    161,014,855    1
SAST SA BlackRock VCP Global Multi Asset Portfolio Class 3        6,757,148   10.08      68,112,056     73,120,648    1
SAST SA Columbia Technology Portfolio Class 1                        47,363    5.56         263,340        326,177    1
SAST SA Columbia Technology Portfolio Class 3                       601,969    5.27       3,172,378      3,339,088    1
SAST SA DFA Ultra Short Bond Portfolio Class 1                      111,582   10.61       1,183,882      1,178,552    1
SAST SA DFA Ultra Short Bond Portfolio Class 3                    1,159,823   10.39      12,050,565     12,002,759    1
SAST SA Dogs of Wall Street Portfolio Class 1                        82,088   12.51       1,026,915      1,093,522    1
SAST SA Dogs of Wall Street Portfolio Class 3                       594,594   12.38       7,361,079      7,967,410    1
SAST SA Emerging Markets Equity Index Portfolio Class 3               2,121   12.73          27,006         28,797    1
SAST SA Federated Corporate Bond Portfolio Class 1                  164,138   12.43       2,040,239      2,202,717    1
SAST SA Federated Corporate Bond Portfolio Class 3                3,375,597   12.35      41,688,620     45,071,166    1
SAST SA Fidelity Institutional AM Real Estate Portfolio Class 1      87,525   11.28         987,282      1,183,032    1
SAST SA Fidelity Institutional AM Real Estate Portfolio Class 3     820,161   11.16       9,152,992     11,549,979    1
SAST SA Fixed Income Index Portfolio Class 3                         56,193    9.87         554,623        562,125    1
SAST SA Fixed Income Intermediate Index Portfolio Class 3            50,485    9.78         493,741        494,683    1
SAST SA Franklin Small Company Value Portfolio Class 3              502,286   17.37       8,724,713     10,989,323    1
SAST SA Global Index Allocation 60-40 Portfolio Class 3              71,769   13.73         985,395      1,072,361    1
SAST SA Global Index Allocation 75-25 Portfolio Class 3              84,510   13.46       1,137,498      1,251,847    1
SAST SA Global Index Allocation 90-10 Portfolio Class 3             458,525   13.16       6,034,188      6,813,168    1
SAST SA Goldman Sachs Global Bond Portfolio Class 1                  79,223   10.49         831,052        912,867    1
SAST SA Goldman Sachs Global Bond Portfolio Class 3               1,933,195   10.29      19,892,579     21,112,052    1
SAST SA Goldman Sachs Multi-Asset Insights Portfolio Class 3        145,599    9.20       1,339,509      1,465,213    1
SAST SA Index Allocation 60-40 Portfolio Class 3                    985,031   10.05       9,899,562     10,759,111    1
SAST SA Index Allocation 80-20 Portfolio Class 3                  1,943,763   10.09      19,612,565     21,606,032    1
SAST SA Index Allocation 90-10 Portfolio Class 3                  3,151,320   10.11      31,859,841     35,617,676    1
SAST SA International Index Portfolio Class 3                        10,657    9.68         103,157        121,369    1
SAST SA Invesco Growth Opportunities Portfolio Class 1               33,099    7.82         258,834        294,147    1
SAST SA Invesco Growth Opportunities Portfolio Class 3              945,365    7.27       6,872,802      7,543,938    1
SAST SA Invesco VCP Equity-Income Portfolio Class 3              12,492,607   11.54     144,164,689    152,786,782    1
SAST SA Janus Focused Growth Portfolio Class 3                      392,382   12.20       4,787,066      4,789,587    1
SAST SA JPMorgan Diversified Balanced Portfolio Class 1             125,307   17.34       2,172,816      2,150,870    1
SAST SA JPMorgan Diversified Balanced Portfolio Class 3             772,811   17.22      13,307,811     15,042,490    1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018


                                                                            Net Asset
                                                                            Value per Shares at Fair Cost of Shares
Sub-accounts                                                       Shares     Share       Value           Held      Level*
------------                                                     ---------- --------- -------------- -------------- ------
SAST SA JPMorgan Emerging Markets Portfolio Class 1                 152,703  $ 7.30    $  1,114,733   $  1,045,112    1
SAST SA JPMorgan Emerging Markets Portfolio Class 3                 834,690    7.21       6,018,113      6,240,104    1
SAST SA JPMorgan Equity-Income Portfolio Class 1                    207,807   31.53       6,552,144      5,428,235    1
SAST SA JPMorgan Equity-Income Portfolio Class 3                    306,215   31.35       9,599,843      9,693,530    1
SAST SA JPMorgan Global Equities Portfolio Class 1                   68,621   17.42       1,195,378      1,162,954    1
SAST SA JPMorgan Global Equities Portfolio Class 3                  105,024   17.27       1,813,763      1,746,924    1
SAST SA JPMorgan MFS Core Bond Portfolio Class 1                    126,607    8.68       1,098,952      1,177,527    1
SAST SA JPMorgan MFS Core Bond Portfolio Class 3                  5,445,981    8.60      46,835,439     48,224,997    1
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1                   111,349   15.41       1,715,884      1,597,777    1
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 3                   503,182   14.47       7,281,046      8,042,803    1
SAST SA Large Cap Growth Index Portfolio Class 3                      4,448   14.37          63,919         71,065    1
SAST SA Large Cap Index Portfolio Class 3                            41,235   20.02         825,519        938,903    1
SAST SA Large Cap Value Index Portfolio Class 3                       6,331   13.78          87,238         93,463    1
SAST SA Legg Mason BW Large Cap Value Portfolio Class 1             630,234   18.53      11,678,242     13,558,759    1
SAST SA Legg Mason BW Large Cap Value Portfolio Class 3           1,028,348   18.43      18,952,460     22,121,870    1
SAST SA Legg Mason Tactical Opportunities Class 3                   115,594    9.52       1,100,455      1,185,943    1
SAST SA MFS Blue Chip Growth Portfolio Class 1                       51,574   11.47         591,552        562,028    1
SAST SA MFS Blue Chip Growth Portfolio Class 3                      557,337   11.35       6,325,775      5,777,460    1
SAST SA MFS Massachusetts Investors Trust Portfolio Class 1         118,285   20.68       2,446,136      2,064,277    1
SAST SA MFS Massachusetts Investors Trust Portfolio Class 3         674,609   20.58      13,883,450     13,304,160    1
SAST SA MFS Total Return Portfolio Class 1                          175,784   16.90       2,970,742      2,923,754    1
SAST SA MFS Total Return Portfolio Class 3                          587,186   16.86       9,899,956     10,762,816    1
SAST SA Mid Cap Index Portfolio Class 3                               4,146    9.49          39,350         46,867    1
SAST SA Morgan Stanley International Equities Portfolio Class 1     150,573    9.04       1,361,176      1,410,832    1
SAST SA Morgan Stanley International Equities Portfolio Class 3     679,911    8.99       6,112,400      6,330,195    1
SAST SA Oppenheimer Main Street Large Cap Portfolio Class 1          68,258   19.41       1,324,896        863,653    1
SAST SA Oppenheimer Main Street Large Cap Portfolio Class 3         174,425   19.32       3,369,892      3,235,451    1
SAST SA PIMCO VCP Tactical Balanced Portfolio Class 3            11,902,198    9.44     112,356,752    129,165,191    1
SAST SA PineBridge High-Yield Bond Portfolio Class 1                347,537    5.15       1,789,815      2,058,023    1
SAST SA PineBridge High-Yield Bond Portfolio Class 3              1,334,552    5.12       6,832,908      7,638,966    1
SAST SA Putnam International Growth and Income Portfolio
  Class 1                                                           137,247    8.92       1,224,245      1,245,862    1
SAST SA Putnam International Growth and Income Portfolio
  Class 3                                                           612,338    8.95       5,480,428      4,986,789    1
SAST SA Schroders VCP Global Allocation Portfolio Class 3         5,732,200    9.94      56,978,066     63,419,207    1
SAST SA Small Cap Index Portfolio Class 3                             3,695    9.55          35,292         42,564    1
SAST SA T. Rowe Price Asset Allocation Growth Portfolio Class 3     558,610    9.59       5,357,074      5,782,780    1
SAST SA T. Rowe Price VCP Balanced Portfolio Class 3             10,009,686   10.67     106,803,345    114,271,156    1
SAST SA Templeton Foreign Value Portfolio Class 3                 1,447,069   13.13      19,000,017     21,285,539    1
SAST SA VCP Dynamic Allocation Portfolio Class 3                 76,434,436   11.27     861,416,090    956,067,947    1
SAST SA VCP Dynamic Strategy Portfolio Class 3                   46,537,982   11.45     532,859,889    582,537,733    1
SAST SA VCP Index Allocation Portfolio Class 3                    1,934,135    9.32      18,026,135     20,320,601    1
SAST SA WellsCap Aggressive Growth Portfolio Class 1                 71,975   17.84       1,284,032        962,162    1
SAST SA WellsCap Aggressive Growth Portfolio Class 3                146,573   17.19       2,519,595      2,538,282    1
VALIC Company I International Equities Index Fund                    22,208    6.48         143,905        149,610    1
VALIC Company I Mid Cap Index Fund                                   29,955   24.14         723,112        798,319    1
VALIC Company I Nasdaq-100 Index Fund                                13,648   12.72         173,603        164,007    1
VALIC Company I Small Cap Index Fund                                 10,910   18.96         206,849        211,635    1
VALIC Company I Stock Index Fund                                     28,104   36.91       1,037,307        986,553    1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                   American           American  American
                                                                       American    Funds IS  American Funds IS  Funds IS
                                                                       Funds IS     Asset    Funds IS Capital    Global
                                                                        Asset     Allocation   Bond    Income     Bond
                                                                      Allocation     Fund      Fund   Builder     Fund
                                                                     Fund Class 2  Class 4   Class 4  Class 4   Class 4
                                                                     ------------ ---------- -------- --------  --------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $   33,232   $  3,043  $   887  $  4,186  $   573
   Mortality and expense risk and administrative charges                 (17,714)    (2,167)    (467)   (1,843)    (351)
                                                                      ----------   --------  -------  --------  -------
   Net investment income (loss)                                           15,518        876      420     2,343      222
   Net realized gain (loss)                                              122,227        226     (134)      190       (6)
   Capital gain distribution from mutual funds                            88,076      7,385       53       363      101
   Change in unrealized appreciation (depreciation) of investments      (334,540)   (21,376)  (1,155)  (16,406)  (1,144)
                                                                      ----------   --------  -------  --------  -------
Increase (decrease) in net assets from operations                       (108,719)   (12,889)    (816)  (13,510)    (827)
                                                                      ----------   --------  -------  --------  -------
From contract transactions:
   Payments received from contract owners                                     --     50,000       --    50,281       --
   Payments for contract benefits or terminations                       (159,910)        --       --    (1,583)      --
   Transfers between sub-accounts (including fixed account), net         (77,011)        --     (427)      (46)      --
   Contract maintenance charges                                          (15,326)      (733)    (195)     (284)    (130)
                                                                      ----------   --------  -------  --------  -------
Increase (decrease) in net assets from contract transactions            (252,247)    49,267     (622)   48,368     (130)
                                                                      ----------   --------  -------  --------  -------
Increase (decrease) in net assets                                       (360,966)    36,378   (1,438)   34,858     (957)
Net assets at beginning of period                                      2,223,843    168,535   39,452   120,964   29,679
                                                                      ----------   --------  -------  --------  -------
Net assets at end of period                                           $1,862,877   $204,913  $38,014  $155,822  $28,722
                                                                      ==========   ========  =======  ========  =======
Beginning units                                                           71,216     13,847    3,873    11,239    2,923
Units issued                                                               3,696      4,119       82     4,659       --
Units redeemed                                                           (11,829)       (60)    (144)     (207)     (13)
                                                                      ----------   --------  -------  --------  -------
Ending units                                                              63,083     17,906    3,811    15,691    2,910
                                                                      ==========   ========  =======  ========  =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $   32,841   $  1,912  $   734  $  2,478  $   108
   Mortality and expense risk and administrative charges                 (18,444)      (895)    (413)   (1,181)    (351)
                                                                      ----------   --------  -------  --------  -------
   Net investment income (loss)                                           14,397      1,017      321     1,297     (243)
   Net realized gain (loss)                                               47,333         88      (16)      359       (5)
   Capital gain distribution from mutual funds                            98,083      2,629      498        --      180
   Change in unrealized appreciation (depreciation) of investments       144,260      5,220     (118)    8,309    1,584
                                                                      ----------   --------  -------  --------  -------
Increase (decrease) in net assets from operations                        304,073      8,954      685     9,965    1,516
                                                                      ----------   --------  -------  --------  -------
From contract transactions:
   Payments received from contract owners                                     --    106,158    4,999    30,416       --
   Payments for contract benefits or terminations                       (118,667)        --       --    (3,535)      --
   Transfers between sub-accounts (including fixed account), net          (6,837)     3,769      582        70       --
   Contract maintenance charges                                          (14,601)      (356)    (177)     (194)    (136)
                                                                      ----------   --------  -------  --------  -------
Increase (decrease) in net assets from contract transactions            (140,105)   109,571    5,404    26,757     (136)
                                                                      ----------   --------  -------  --------  -------
Increase (decrease) in net assets                                        163,968    118,525    6,089    36,722    1,380
Net assets at beginning of period                                      2,059,875     50,010   33,363    84,242   28,299
                                                                      ----------   --------  -------  --------  -------
Net assets at end of period                                           $2,223,843   $168,535  $39,452  $120,964  $29,679
                                                                      ==========   ========  =======  ========  =======
Beginning units                                                           76,030      4,706    3,343     8,704    2,937
Units issued                                                                 325      9,172      548     2,893       --
Units redeemed                                                            (5,139)       (31)     (18)     (358)     (14)
                                                                      ----------   --------  -------  --------  -------
Ending units                                                              71,216     13,847    3,873    11,239    2,923
                                                                      ==========   ========  =======  ========  =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                American
                                                                    American    Funds IS     American                 American
                                                                    Funds IS     Global      Funds IS     American    Funds IS
                                                                     Global      Growth    Global Small   Funds IS     Growth
                                                                   Growth Fund    Fund    Capitalization Growth Fund    Fund
                                                                     Class 2    Class 4    Fund Class 4    Class 2    Class 4
                                                                   -----------  --------  -------------- -----------  --------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                       $    37,537  $  1,339      $   --     $    26,588  $    268
   Mortality and expense risk and administrative charges               (77,479)   (3,167)        (14)        (92,724)   (1,250)
                                                                   -----------  --------      ------     -----------  --------
   Net investment income (loss)                                        (39,942)   (1,828)        (14)        (66,136)     (982)
   Net realized gain (loss)                                            216,243       650          (1)        357,389       119
   Capital gain distribution from mutual funds                         406,237    18,282          80         668,623    10,577
   Change in unrealized appreciation (depreciation) of
     investments                                                    (1,124,811)  (43,900)       (325)       (946,453)  (12,203)
                                                                   -----------  --------      ------     -----------  --------
Increase (decrease) in net assets from operations                     (542,273)  (26,796)       (260)         13,423    (2,489)
                                                                   -----------  --------      ------     -----------  --------
From contract transactions:
   Payments received from contract owners                                3,405        --       1,806           3,698     5,418
   Payments for contract benefits or terminations                     (612,466)       --          --        (712,109)       --
   Transfers between sub-accounts (including fixed account), net        31,538       834         150        (664,526)   15,096
   Contract maintenance charges                                        (21,874)   (1,012)         (6)        (22,304)     (292)
                                                                   -----------  --------      ------     -----------  --------
Increase (decrease) in net assets from contract transactions          (599,397)     (178)      1,950      (1,395,241)   20,222
                                                                   -----------  --------      ------     -----------  --------
Increase (decrease) in net assets                                   (1,141,670)  (26,974)      1,690      (1,381,818)   17,733
Net assets at beginning of period                                    6,054,456   260,743          --       6,758,981    79,309
                                                                   -----------  --------      ------     -----------  --------
Net assets at end of period                                        $ 4,912,786  $233,769      $1,690     $ 5,377,163  $ 97,042
                                                                   ===========  ========      ======     ===========  ========
Beginning units                                                        136,091    21,149          --         156,712     5,902
Units issued                                                             5,566       121         167           3,798     1,465
Units redeemed                                                         (18,890)     (128)         --         (34,034)      (21)
                                                                   -----------  --------      ------     -----------  --------
Ending units                                                           122,767    21,142         167         126,476     7,346
                                                                   ===========  ========      ======     ===========  ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                       $    37,767  $  1,381      $   --     $    32,566  $    250
   Mortality and expense risk and administrative charges               (79,279)   (2,667)         --         (95,983)     (214)
                                                                   -----------  --------      ------     -----------  --------
   Net investment income (loss)                                        (41,512)   (1,286)         --         (63,417)       36
   Net realized gain (loss)                                            340,350       394          --         378,836         8
   Capital gain distribution from mutual funds                         177,077     6,677          --         642,754        --
   Change in unrealized appreciation (depreciation) of
     investments                                                     1,074,126    50,640          --         624,762     3,219
                                                                   -----------  --------      ------     -----------  --------
Increase (decrease) in net assets from operations                    1,550,041    56,425          --       1,582,935     3,263
                                                                   -----------  --------      ------     -----------  --------
From contract transactions:
   Payments received from contract owners                                5,286    15,000          --           7,409        --
   Payments for contract benefits or terminations                     (733,389)       --          --        (953,939)       --
   Transfers between sub-accounts (including fixed account), net      (611,364)      336          --        (453,687)   76,079
   Contract maintenance charges                                        (22,993)     (937)         --         (24,468)      (33)
                                                                   -----------  --------      ------     -----------  --------
Increase (decrease) in net assets from contract transactions        (1,362,460)   14,399          --      (1,424,685)   76,046
                                                                   -----------  --------      ------     -----------  --------
Increase (decrease) in net assets                                      187,581    70,824          --         158,250    79,309
Net assets at beginning of period                                    5,866,875   189,919          --       6,600,731        --
                                                                   -----------  --------      ------     -----------  --------
Net assets at end of period                                        $ 6,054,456  $260,743      $   --     $ 6,758,981  $ 79,309
                                                                   ===========  ========      ======     ===========  ========
Beginning units                                                        171,332    19,959          --         193,548        --
Units issued                                                             2,209     1,398          --           2,203     5,905
Units redeemed                                                         (37,450)     (208)         --         (39,039)       (3)
                                                                   -----------  --------      ------     -----------  --------
Ending units                                                           136,091    21,149          --         156,712     5,902
                                                                   ===========  ========      ======     ===========  ========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                             American    AST SA
                                                                 American    Funds IS   BlackRock  AST SA PGI  AST SA PGI
                                                                 Funds IS    Growth-   Multi-Asset   Asset       Asset
                                                                  Growth-     Income     Income    Allocation  Allocation
                                                                Income Fund    Fund     Portfolio  Portfolio   Portfolio
                                                                  Class 2    Class 4     Class 3    Class 1     Class 3
                                                                -----------  --------  ----------- ----------  ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $   104,443  $  4,052  $  130,144  $   72,550  $   82,138
   Mortality and expense risk and administrative charges           (106,976)   (3,381)    (25,978)    (44,293)    (51,796)
                                                                -----------  --------  ----------  ----------  ----------
   Net investment income (loss)                                      (2,533)      671     104,166      28,257      30,342
   Net realized gain (loss)                                         427,294       588     (13,842)     19,150      (1,345)
   Capital gain distribution from mutual funds                      545,731    22,487      11,333     136,804     171,079
   Change in unrealized appreciation (depreciation) of
     investments                                                 (1,108,556)  (33,192)   (235,248)   (348,787)   (410,694)
                                                                -----------  --------  ----------  ----------  ----------
Increase (decrease) in net assets from operations                  (138,064)   (9,446)   (133,591)   (164,576)   (210,618)
                                                                -----------  --------  ----------  ----------  ----------
From contract transactions:
   Payments received from contract owners                             6,827        --   1,573,847          --      86,954
   Payments for contract benefits or terminations                  (925,077)       --     (56,231)   (379,976)   (401,699)
   Transfers between sub-accounts (including fixed account),
     net                                                           (625,102)      (82)    305,276     (57,108)     (8,237)
   Contract maintenance charges                                     (24,659)   (1,290)    (17,739)       (697)    (19,191)
                                                                -----------  --------  ----------  ----------  ----------
Increase (decrease) in net assets from contract transactions     (1,568,011)   (1,372)  1,805,153    (437,781)   (342,173)
                                                                -----------  --------  ----------  ----------  ----------
Increase (decrease) in net assets                                (1,706,075)  (10,818)  1,671,562    (602,357)   (552,791)
Net assets at beginning of period                                 8,337,919   312,174     959,308   3,117,191   3,764,870
                                                                -----------  --------  ----------  ----------  ----------
Net assets at end of period                                     $ 6,631,844  $301,356  $2,630,870  $2,514,834  $3,212,079
                                                                ===========  ========  ==========  ==========  ==========
Beginning units                                                     234,473    24,433      80,961      70,678     147,760
Units issued                                                          1,800        22     178,450         156       9,356
Units redeemed                                                      (44,094)     (126)    (23,695)    (10,180)    (20,456)
                                                                -----------  --------  ----------  ----------  ----------
Ending units                                                        192,179    24,329     235,716      60,654     136,660
                                                                ===========  ========  ==========  ==========  ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $   111,241  $  3,648  $   15,993  $   92,383  $   88,483
   Mortality and expense risk and administrative charges           (114,115)   (2,441)     (7,252)    (52,014)    (52,944)
                                                                -----------  --------  ----------  ----------  ----------
   Net investment income (loss)                                      (2,874)    1,207       8,741      40,369      35,539
   Net realized gain (loss)                                         414,462       323      (5,833)     61,502      37,495
   Capital gain distribution from mutual funds                      531,020    15,141          --     281,317     293,007
   Change in unrealized appreciation (depreciation) of
     investments                                                    635,175    29,738      18,892       8,590      36,910
                                                                -----------  --------  ----------  ----------  ----------
Increase (decrease) in net assets from operations                 1,577,783    46,409      21,800     391,778     402,951
                                                                -----------  --------  ----------  ----------  ----------
From contract transactions:
   Payments received from contract owners                             7,640    53,080     436,210       5,000     176,649
   Payments for contract benefits or terminations                (1,002,550)       --     (27,961)   (341,847)   (341,280)
   Transfers between sub-accounts (including fixed account),
     net                                                           (690,701)     (906)    214,675    (431,200)     28,705
   Contract maintenance charges                                     (26,465)   (1,075)     (5,182)       (734)    (17,522)
   Adjustments to net assets allocated to contracts in payout
     period                                                              --        --          --      (3,603)         --
                                                                -----------  --------  ----------  ----------  ----------
Increase (decrease) in net assets from contract transactions     (1,712,076)   51,099     617,742    (772,384)   (153,448)
                                                                -----------  --------  ----------  ----------  ----------
Increase (decrease) in net assets                                  (134,293)   97,508     639,542    (380,606)    249,503
Net assets at beginning of period                                 8,472,212   214,666     319,766   3,497,797   3,515,367
                                                                -----------  --------  ----------  ----------  ----------
Net assets at end of period                                     $ 8,337,919  $312,174  $  959,308  $3,117,191  $3,764,870
                                                                ===========  ========  ==========  ==========  ==========
Beginning units                                                     288,014    20,290      28,362      88,858     148,944
Units issued                                                          3,021     4,312      59,556       5,144      55,848
Units redeemed                                                      (56,562)     (169)     (6,957)    (23,324)    (57,032)
                                                                -----------  --------  ----------  ----------  ----------
Ending units                                                        234,473    24,433      80,961      70,678     147,760
                                                                ===========  ========  ==========  ==========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                          AST SA      AST SA
                                                                 AST SA       AST SA    Wellington  Wellington
                                                               Wellington   Wellington  Government  Government      AST SA
                                                                Capital      Capital    and Quality and Quality   Wellington
                                                              Appreciation Appreciation    Bond        Bond         Growth
                                                               Portfolio    Portfolio    Portfolio   Portfolio    Portfolio
                                                                Class 1      Class 3      Class 1     Class 3      Class 1
                                                              ------------ ------------ ----------- -----------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                  $        --  $        --  $   46,038  $   625,519  $    78,979
   Mortality and expense risk and administrative charges         (145,045)    (356,701)    (34,316)    (508,922)     (41,612)
                                                              -----------  -----------  ----------  -----------  -----------
   Net investment income (loss)                                  (145,045)    (356,701)     11,722      116,597       37,367
   Net realized gain (loss)                                       322,327      884,005     (16,119)    (244,305)    (384,004)
   Capital gain distribution from mutual funds                  1,186,727    2,978,634         779       12,145    1,450,961
   Change in unrealized appreciation (depreciation) of
     investments                                               (1,484,242)  (3,389,745)    (31,128)    (519,101)    (929,613)
                                                              -----------  -----------  ----------  -----------  -----------
Increase (decrease) in net assets from operations                (120,233)     116,193     (34,746)    (634,664)     174,711
                                                              -----------  -----------  ----------  -----------  -----------
From contract transactions:
   Payments received from contract owners                           6,099      426,721       4,479      683,128        1,240
   Payments for contract benefits or terminations                (715,311)  (3,343,835)   (267,364)  (4,240,860)    (161,083)
   Transfers between sub-accounts (including fixed
     account), net                                               (131,983)  (2,614,867)    146,951   (1,279,732)  (3,410,660)
   Contract maintenance charges                                    (1,999)    (106,532)       (586)    (279,184)        (675)
   Adjustments to net assets allocated to contracts in
     payout period                                                  3,528          508      (3,250)          10       (3,816)
                                                              -----------  -----------  ----------  -----------  -----------
Increase (decrease) in net assets from contract transactions     (839,666)  (5,638,005)   (119,770)  (5,116,638)  (3,574,994)
                                                              -----------  -----------  ----------  -----------  -----------
Increase (decrease) in net assets                                (959,899)  (5,521,812)   (154,516)  (5,751,302)  (3,400,283)
Net assets at beginning of period                               9,073,551   25,313,415   2,302,872   37,195,801    3,400,283
                                                              -----------  -----------  ----------  -----------  -----------
Net assets at end of period                                   $ 8,113,652  $19,791,603  $2,148,356  $31,444,499  $        --
                                                              ===========  ===========  ==========  ===========  ===========
Beginning units                                                    72,525      529,475     106,872    2,558,786       56,489
Units issued                                                        1,315       56,022       7,854      275,331           38
Units redeemed                                                     (7,490)    (149,407)    (13,552)    (605,553)     (56,527)
                                                              -----------  -----------  ----------  -----------  -----------
Ending units                                                       66,350      436,090     101,174    2,228,564           --
                                                              ===========  ===========  ==========  ===========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                  $        --  $        --  $   43,287  $   590,385  $    37,760
   Mortality and expense risk and administrative charges         (128,811)    (395,252)    (36,291)    (545,505)     (49,342)
                                                              -----------  -----------  ----------  -----------  -----------
   Net investment income (loss)                                  (128,811)    (395,252)      6,996       44,880      (11,582)
   Net realized gain (loss)                                       207,381      501,933     (10,413)     (83,254)      96,944
   Capital gain distribution from mutual funds                    680,986    2,150,881          --           --           --
   Change in unrealized appreciation (depreciation) of
     investments                                                1,489,979    4,688,777      36,823      506,477      452,396
                                                              -----------  -----------  ----------  -----------  -----------
Increase (decrease) in net assets from operations               2,249,535    6,946,339      33,406      468,103      537,758
                                                              -----------  -----------  ----------  -----------  -----------
From contract transactions:
   Payments received from contract owners                           5,075      216,219         600    4,558,453       20,812
   Payments for contract benefits or terminations                (760,158)  (2,801,166)   (286,663)  (3,326,496)    (209,018)
   Transfers between sub-accounts (including fixed
     account), net                                               (163,341)  (1,263,420)     17,495   (1,054,681)    (108,934)
   Contract maintenance charges                                    (2,223)    (116,611)       (708)    (282,461)        (951)
   Adjustments to net assets allocated to contracts in
     payout period                                                 (5,767)        (381)        441          (85)          39
                                                              -----------  -----------  ----------  -----------  -----------
Increase (decrease) in net assets from contract transactions     (926,414)  (3,965,359)   (268,835)    (105,270)    (298,052)
                                                              -----------  -----------  ----------  -----------  -----------
Increase (decrease) in net assets                               1,323,121    2,980,980    (235,429)     362,833      239,706
Net assets at beginning of period                               7,750,430   22,332,435   2,538,301   36,832,968    3,160,577
                                                              -----------  -----------  ----------  -----------  -----------
Net assets at end of period                                   $ 9,073,551  $25,313,415  $2,302,872  $37,195,801  $ 3,400,283
                                                              ===========  ===========  ==========  ===========  ===========
Beginning units                                                    81,019      586,629     119,432    2,537,271       61,949
Units issued                                                        2,072      183,841       3,730      918,672          890
Units redeemed                                                    (10,566)    (240,995)    (16,290)    (897,157)      (6,350)
                                                              -----------  -----------  ----------  -----------  -----------
Ending units                                                       72,525      529,475     106,872    2,558,786       56,489
                                                              ===========  ===========  ==========  ===========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                AST SA       AST SA      AST SA
                                                                   AST SA     Wellington   Wellington  Wellington  BlackRock
                                                                 Wellington    Natural      Natural     Strategic    Global
                                                                   Growth     Resources    Resources   Multi-Asset Allocation
                                                                 Portfolio    Portfolio    Portfolio    Portfolio  V.I. Fund
                                                                  Class 3      Class 1      Class 3      Class 3   Class III
                                                                -----------  -----------  -----------  ----------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $    89,637  $    36,630  $   140,858  $   20,162   $    779
   Mortality and expense risk and administrative charges            (63,687)     (11,542)     (47,070)    (27,051)    (1,041)
                                                                -----------  -----------  -----------  ----------   --------
   Net investment income (loss)                                      25,950       25,088       93,788      (6,889)      (262)
   Net realized gain (loss)                                        (488,149)     (20,171)     508,762      18,696        (33)
   Capital gain distribution from mutual funds                    2,064,662           --           --      69,737      3,938
   Change in unrealized appreciation (depreciation) of
     investments                                                 (1,343,654)      27,025     (472,362)   (256,711)   (11,685)
                                                                -----------  -----------  -----------  ----------   --------
Increase (decrease) in net assets from operations                   258,809       31,942      130,188    (175,167)    (8,042)
                                                                -----------  -----------  -----------  ----------   --------
From contract transactions:
   Payments received from contract owners                             7,550           23       71,354     852,824     29,977
   Payments for contract benefits or terminations                  (711,754)    (106,340)    (476,183)    (27,120)      (627)
   Transfers between sub-accounts (including fixed account),
     net                                                         (5,031,936)    (909,861)  (3,657,953)    395,065        512
   Contract maintenance charges                                     (12,328)        (191)     (14,664)    (27,219)       (10)
   Adjustments to net assets allocated to contracts in payout
     period                                                              --           13           --          --         --
                                                                -----------  -----------  -----------  ----------   --------
Increase (decrease) in net assets from contract transactions     (5,748,468)  (1,016,356)  (4,077,446)  1,193,550     29,852
                                                                -----------  -----------  -----------  ----------   --------
Increase (decrease) in net assets                                (5,489,659)    (984,414)  (3,947,258)  1,018,383     21,810
Net assets at beginning of period                                 5,489,659      984,414    3,947,258     728,261     60,756
                                                                -----------  -----------  -----------  ----------   --------
Net assets at end of period                                     $        --  $        --  $        --  $1,746,644   $ 82,566
                                                                ===========  ===========  ===========  ==========   ========
Beginning units                                                     142,258       22,175      238,158      64,125      5,539
Units issued                                                          3,906        1,615       18,948     222,125      2,826
Units redeemed                                                     (146,164)     (23,790)    (257,106)   (117,016)      (177)
                                                                -----------  -----------  -----------  ----------   --------
Ending units                                                             --           --           --     169,234      8,188
                                                                ===========  ===========  ===========  ==========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $    50,483  $    23,700  $    88,535  $      625   $    710
   Mortality and expense risk and administrative charges            (84,335)     (13,715)     (61,844)     (1,970)      (674)
                                                                -----------  -----------  -----------  ----------   --------
   Net investment income (loss)                                     (33,852)       9,985       26,691      (1,345)        36
   Net realized gain (loss)                                         256,341      (69,639)    (318,913)      1,080          4
   Capital gain distribution from mutual funds                           --           --           --          --        691
   Change in unrealized appreciation (depreciation) of
     investments                                                    669,127      177,495      777,346      17,163      5,044
                                                                -----------  -----------  -----------  ----------   --------
Increase (decrease) in net assets from operations                   891,616      117,841      485,124      16,898      5,775
                                                                -----------  -----------  -----------  ----------   --------
From contract transactions:
   Payments received from contract owners                            47,159          120       26,688     707,702      7,748
   Payments for contract benefits or terminations                  (559,690)     (33,046)    (719,911)     (5,946)        --
   Transfers between sub-accounts (including fixed account),
     net                                                           (355,633)     (20,545)      51,955       4,069        827
   Contract maintenance charges                                     (18,047)        (358)     (20,722)     (1,338)        --
   Adjustments to net assets allocated to contracts in payout
     period                                                              --           12           --          --         --
                                                                -----------  -----------  -----------  ----------   --------
Increase (decrease) in net assets from contract transactions       (886,211)     (53,817)    (661,990)    704,487      8,575
                                                                -----------  -----------  -----------  ----------   --------
Increase (decrease) in net assets                                     5,405       64,024     (176,866)    721,385     14,350
Net assets at beginning of period                                 5,484,254      920,390    4,124,124       6,876     46,406
                                                                -----------  -----------  -----------  ----------   --------
Net assets at end of period                                     $ 5,489,659  $   984,414  $ 3,947,258  $  728,261   $ 60,756
                                                                ===========  ===========  ===========  ==========   ========
Beginning units                                                     164,474       23,497      271,328         694      4,762
Units issued                                                          4,541          957       76,151      66,139        783
Units redeemed                                                      (26,757)      (2,279)    (109,321)     (2,708)        (6)
                                                                -----------  -----------  -----------  ----------   --------
Ending units                                                        142,258       22,175      238,158      64,125      5,539
                                                                ===========  ===========  ===========  ==========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                               BLK
                                                                      BlackRock  BlackRock   iShares                 Columbia
                                                                       iShares    iShares    Dynamic                 VP Large
                                                                     Alternative  Dynamic     Fixed    Columbia VP     Cap
                                                                     Strategies  Allocation  Income      Income       Growth
                                                                       VI Fund   V.I. Fund   VI Fund  Opportunities    Fund
                                                                      Class III  Class III  Class III Fund Class 1   Class 1
                                                                     ----------- ---------- --------- ------------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $     --    $   389   $     --    $  5,673    $      --
   Mortality and expense risk and administrative charges                  (838)      (546)      (101)     (1,966)      (6,926)
                                                                      --------    -------   --------    --------    ---------
   Net investment income (loss)                                           (838)      (157)      (101)      3,707       (6,926)
   Net realized gain (loss)                                              6,444         29       (357)     (9,807)      31,697
   Capital gain distribution from mutual funds                              --        684         --          --           --
   Change in unrealized appreciation (depreciation) of investments      (4,274)    (3,855)      (288)       (344)     (40,824)
                                                                      --------    -------   --------    --------    ---------
Increase (decrease) in net assets from operations                        1,332     (3,299)      (746)     (6,444)     (16,053)
                                                                      --------    -------   --------    --------    ---------
From contract transactions:
   Payments received from contract owners                                8,823         --     10,645          --           --
   Payments for contract benefits or terminations                         (619)        --         --     (32,351)     (16,388)
   Transfers between sub-accounts (including fixed account), net       (85,314)    25,609    (42,880)       (640)     (67,598)
   Contract maintenance charges                                             --         --         --        (785)      (1,999)
                                                                      --------    -------   --------    --------    ---------
Increase (decrease) in net assets from contract transactions           (77,110)    25,609    (32,235)    (33,776)     (85,985)
                                                                      --------    -------   --------    --------    ---------
Increase (decrease) in net assets                                      (75,778)    22,310    (32,981)    (40,220)    (102,038)
Net assets at beginning of period                                       75,778     25,576     32,981     140,349      444,482
                                                                      --------    -------   --------    --------    ---------
Net assets at end of period                                           $     --    $47,886   $     --    $100,129    $ 342,444
                                                                      ========    =======   ========    ========    =========
Beginning units                                                          6,830      2,282      3,217       5,497       33,703
Units issued                                                             1,662      2,239      1,058         105        1,334
Units redeemed                                                          (8,492)        --     (4,275)     (1,476)      (7,583)
                                                                      --------    -------   --------    --------    ---------
Ending units                                                                --      4,521         --       4,126       27,454
                                                                      ========    =======   ========    ========    =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $  1,858    $   424   $    590    $  7,132    $      --
   Mortality and expense risk and administrative charges                  (992)      (174)      (337)     (2,029)      (7,134)
                                                                      --------    -------   --------    --------    ---------
   Net investment income (loss)                                            866        250        253       5,103       (7,134)
   Net realized gain (loss)                                                 71         20         24      (1,364)      17,174
   Change in unrealized appreciation (depreciation) of investments       5,388      1,313        441       1,641       94,183
                                                                      --------    -------   --------    --------    ---------
Increase (decrease) in net assets from operations                        6,325      1,583        718       5,380      104,223
                                                                      --------    -------   --------    --------    ---------
From contract transactions:
   Payments received from contract owners                               10,988         --      3,321         (65)          --
   Payments for contract benefits or terminations                         (468)        --       (805)       (634)     (24,859)
   Transfers between sub-accounts (including fixed account), net        14,964     12,773        932      26,341      (51,566)
   Contract maintenance charges                                             (3)        --         --        (825)      (2,182)
                                                                      --------    -------   --------    --------    ---------
Increase (decrease) in net assets from contract transactions            25,481     12,773      3,448      24,817      (78,607)
                                                                      --------    -------   --------    --------    ---------
Increase (decrease) in net assets                                       31,806     14,356      4,166      30,197       25,616
Net assets at beginning of period                                       43,972     11,220     28,815     110,152      418,866
                                                                      --------    -------   --------    --------    ---------
Net assets at end of period                                           $ 75,778    $25,576   $ 32,981    $140,349    $ 444,482
                                                                      ========    =======   ========    ========    =========
Beginning units                                                          4,389      1,152      2,880       4,535       40,064
Units issued                                                             2,498      1,130        416       1,122           31
Units redeemed                                                             (57)        --        (79)       (160)      (6,392)
                                                                      --------    -------   --------    --------    ---------
Ending units                                                             6,830      2,282      3,217       5,497       33,703
                                                                      ========    =======   ========    ========    =========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                     Columbia   FTVIP                    FTVIP
                                                                        VP     Franklin                Franklin    FTVIP
                                                                     Limited   Founding                 Mutual   Franklin
                                                                     Duration   Funds        FTVIP      Global    Rising
                                                                      Credit  Allocation    Franklin   Discovery Dividends
                                                                       Fund    VIP Fund    Income VIP  VIP Fund  VIP Fund
                                                                     Class 2   Class 2    Fund Class 2  Class 2   Class 2
                                                                     -------- ----------  ------------ --------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $   271  $  112,286  $   724,188  $  2,156   $   103
   Mortality and expense risk and administrative charges                (173)    (55,687)    (218,176)   (1,088)      (98)
                                                                     -------  ----------  -----------  --------   -------
   Net investment income (loss)                                           98      56,599      506,012     1,068         5
   Net realized gain (loss)                                              (18)      7,419       79,571      (107)       36
   Capital gain distribution from mutual funds                            --      87,933           --     1,142       498
   Change in unrealized appreciation (depreciation) of investments      (216)   (554,298)  (1,423,565)  (13,733)   (1,019)
                                                                     -------  ----------  -----------  --------   -------
Increase (decrease) in net assets from operations                       (136)   (402,347)    (837,982)  (11,630)     (480)
                                                                     -------  ----------  -----------  --------   -------
From contract transactions:
   Payments received from contract owners                              4,479     216,568      488,570        --        --
   Payments for contract benefits or terminations                         --    (423,137)  (1,308,094)       --        --
   Transfers between sub-accounts (including fixed account), net        (896)    235,876       37,424    15,040        64
   Contract maintenance charges                                           --     (18,455)     (95,043)     (250)      (74)
                                                                     -------  ----------  -----------  --------   -------
Increase (decrease) in net assets from contract transactions           3,583      10,852     (877,143)   14,790       (10)
                                                                     -------  ----------  -----------  --------   -------
Increase (decrease) in net assets                                      3,447    (391,495)  (1,715,125)    3,160      (490)
Net assets at beginning of period                                     11,806   3,645,810   15,530,400    77,270     8,063
                                                                     -------  ----------  -----------  --------   -------
Net assets at end of period                                          $15,253  $3,254,315  $13,815,275  $ 80,430   $ 7,573
                                                                     =======  ==========  ===========  ========   =======
Beginning units                                                        1,183     256,021    1,026,792     7,242       625
Units issued                                                             522      37,386       73,384     1,375        18
Units redeemed                                                          (159)    (36,915)    (132,912)      (23)      (18)
                                                                     -------  ----------  -----------  --------   -------
Ending units                                                           1,546     256,492      967,264     8,594       625
                                                                     =======  ==========  ===========  ========   =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $   160  $   96,493  $   609,275  $    268   $    86
   Mortality and expense risk and administrative charges                 (98)    (53,932)    (216,805)     (209)      (69)
                                                                     -------  ----------  -----------  --------   -------
   Net investment income (loss)                                           62      42,561      392,470        59        17
   Net realized gain (loss)                                                1       5,455      159,851       (16)       23
   Capital gain distribution from mutual funds                            --     148,747           --       852       205
   Change in unrealized appreciation (depreciation) of investments       (29)    148,660      606,294       330       775
                                                                     -------  ----------  -----------  --------   -------
Increase (decrease) in net assets from operations                         34     345,423    1,158,615     1,225     1,020
                                                                     -------  ----------  -----------  --------   -------
From contract transactions:
   Payments received from contract owners                              3,322     177,260      444,508        --     2,001
   Payments for contract benefits or terminations                         --    (392,352)    (794,450)       --        --
   Transfers between sub-accounts (including fixed account), net       1,089     259,571      373,782    76,078       353
   Contract maintenance charges                                           --     (18,892)     (89,725)      (33)      (48)
                                                                     -------  ----------  -----------  --------   -------
Increase (decrease) in net assets from contract transactions           4,411      25,587      (65,885)   76,045     2,306
                                                                     -------  ----------  -----------  --------   -------
Increase (decrease) in net assets                                      4,445     371,010    1,092,730    77,270     3,326
Net assets at beginning of period                                      7,361   3,274,800   14,437,670        --     4,737
                                                                     -------  ----------  -----------  --------   -------
Net assets at end of period                                          $11,806  $3,645,810  $15,530,400  $ 77,270   $ 8,063
                                                                     =======  ==========  ===========  ========   =======
Beginning units                                                          743     253,987    1,036,403        --       437
Units issued                                                             440      44,633      234,614     7,245       204
Units redeemed                                                            --     (42,599)    (244,225)       (3)      (16)
                                                                     -------  ----------  -----------  --------   -------
Ending units                                                           1,183     256,021    1,026,792     7,242       625
                                                                     =======  ==========  ===========  ========   =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                          Goldman
                                                                                           Sachs                    Goldman
                                                                       FTVIP                VIT                    Sachs VIT
                                                                     Franklin    FTVIP     Global      Goldman       Multi-
                                                                     Strategic Templeton   Trends     Sachs VIT     Strategy
                                                                      Income    Global   Allocation  Government   Alternatives
                                                                        VIP    Bond VIP     Fund        Money      Portfolio
                                                                       Fund      Fund     Service    Market Fund    Advisor
                                                                      Class 2   Class 2    Class    Service Class    Class
                                                                     --------- --------- ---------- ------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $ 2,112   $   --    $   253    $    65,312    $ 1,327
   Mortality and expense risk and administrative charges                 (705)     (18)      (366)       (64,345)      (773)
                                                                      -------   ------    -------    -----------    -------
   Net investment income (loss)                                         1,407      (18)      (113)           967        554
   Net realized gain (loss)                                                 2        2         (4)            --       (280)
   Capital gain distribution from mutual funds                             --       --        576             --         --
   Change in unrealized appreciation (depreciation) of investments     (3,327)      28     (2,658)            --     (5,252)
                                                                      -------   ------    -------    -----------    -------
Increase (decrease) in net assets from operations                      (1,918)      12     (2,199)           967     (4,978)
                                                                      -------   ------    -------    -----------    -------
From contract transactions:
   Payments received from contract owners                              52,939       --         --      1,571,694      8,823
   Payments for contract benefits or terminations                      (1,921)      --         --     (3,244,910)      (985)
   Transfers between sub-accounts (including fixed account), net       (2,806)      (1)    25,609      5,063,335        454
   Contract maintenance charges                                            (2)     (12)        --        (43,932)        (3)
                                                                      -------   ------    -------    -----------    -------
Increase (decrease) in net assets from contract transactions           48,210      (13)    25,609      3,346,187      8,289
                                                                      -------   ------    -------    -----------    -------
Increase (decrease) in net assets                                      46,292       (1)    23,410      3,347,154      3,311
Net assets at beginning of period                                      25,549    1,541     12,880      2,289,243     51,886
                                                                      -------   ------    -------    -----------    -------
Net assets at end of period                                           $71,841   $1,540    $36,290    $ 5,636,397    $55,197
                                                                      =======   ======    =======    ===========    =======
Beginning units                                                         2,492      160      1,176        233,020      5,605
Units issued                                                            5,191       --      2,327      2,233,856      1,099
Units redeemed                                                           (478)      (1)         1     (1,893,215)      (224)
                                                                      -------   ------    -------    -----------    -------
Ending units                                                            7,205      159      3,504        573,661      6,480
                                                                      =======   ======    =======    ===========    =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $   738   $   --    $    19    $     9,752    $ 1,005
   Mortality and expense risk and administrative charges                 (296)     (18)        (7)       (23,230)      (672)
                                                                      -------   ------    -------    -----------    -------
   Net investment income (loss)                                           442      (18)        12        (13,478)       333
   Net realized gain (loss)                                                15        2         --             --        (53)
   Capital gain distribution from mutual funds                             --        5        161             --         --
   Change in unrealized appreciation (depreciation) of investments        314       22        (66)            --      1,349
                                                                      -------   ------    -------    -----------    -------
Increase (decrease) in net assets from operations                         771       11        107        (13,478)     1,629
                                                                      -------   ------    -------    -----------    -------
From contract transactions:
   Payments received from contract owners                               1,777       --         --      2,355,810         --
   Payments for contract benefits or terminations                          --       --         --     (1,543,989)      (465)
   Transfers between sub-accounts (including fixed account), net          154      250     12,773        779,733     11,086
   Contract maintenance charges                                            --      (13)        --        (17,158)        (3)
                                                                      -------   ------    -------    -----------    -------
Increase (decrease) in net assets from contract transactions            1,931      237     12,773      1,574,396     10,618
                                                                      -------   ------    -------    -----------    -------
Increase (decrease) in net assets                                       2,702      248     12,880      1,560,918     12,247
Net assets at beginning of period                                      22,847    1,293         --        728,325     39,639
                                                                      -------   ------    -------    -----------    -------
Net assets at end of period                                           $25,549   $1,541    $12,880    $ 2,289,243    $51,886
                                                                      =======   ======    =======    ===========    =======
Beginning units                                                         2,304      135         --         73,488      4,440
Units issued                                                              188       26      1,176        563,795      1,216
Units redeemed                                                             --       (1)        --       (404,263)       (51)
                                                                      -------   ------    -------    -----------    -------
Ending units                                                            2,492      160      1,176        233,020      5,605
                                                                      =======   ======    =======    ===========    =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                        Goldman                Invesco                   Invesco
                                                                       Sachs VIT                 V.I.                     V.I.
                                                                       Strategic Invesco V.I. Balanced-                  Equity
                                                                        Income     American      Risk                      and
                                                                         Fund     Franchise   Allocation  Invesco V.I.   Income
                                                                        Advisor  Fund Series     Fund       Comstock      Fund
                                                                         Class        II      Series II  Fund Series II Series II
                                                                       --------- ------------ ---------- -------------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $     19   $       --   $  2,517   $   223,138    $   538
   Mortality and expense risk and administrative charges                    (34)     (20,003)    (1,959)     (226,994)      (325)
                                                                       --------   ----------   --------   -----------    -------
   Net investment income (loss)                                             (15)     (20,003)       558        (3,856)       213
   Net realized gain (loss)                                                (327)      74,227     (1,011)    1,104,919          4
   Capital gain distribution from mutual funds                               --       84,533     17,453     1,534,782      1,195
   Change in unrealized appreciation (depreciation) of investments          302     (206,055)   (33,330)   (4,646,993)    (4,354)
                                                                       --------   ----------   --------   -----------    -------
Increase (decrease) in net assets from operations                           (40)     (67,298)   (16,330)   (2,011,148)    (2,942)
                                                                       --------   ----------   --------   -----------    -------
From contract transactions:
   Payments received from contract owners                                 2,986       75,303     17,646       579,183         --
   Payments for contract benefits or terminations                            --      (65,562)      (630)   (1,768,215)        --
   Transfers between sub-accounts (including fixed account), net        (10,816)     (12,158)   176,817       368,705         (1)
   Contract maintenance charges                                              --       (3,075)        (9)     (111,803)       (94)
   Adjustments to net assets allocated to contracts in payout period         --           --         --           328         --
                                                                       --------   ----------   --------   -----------    -------
Increase (decrease) in net assets from contract transactions             (7,830)      (5,492)   193,824      (931,802)       (95)
                                                                       --------   ----------   --------   -----------    -------
Increase (decrease) in net assets                                        (7,870)     (72,790)   177,494    (2,942,950)    (3,037)
Net assets at beginning of period                                         7,870    1,228,143      6,966    16,397,707     27,310
                                                                       --------   ----------   --------   -----------    -------
Net assets at end of period                                            $     --   $1,155,353   $184,460   $13,454,757    $24,273
                                                                       ========   ==========   ========   ===========    =======
Beginning units                                                             863       55,494        626       772,891      2,323
Units issued                                                                324        5,355     17,503        92,537         --
Units redeemed                                                           (1,187)      (6,280)      (760)     (127,319)        (8)
                                                                       --------   ----------   --------   -----------    -------
Ending units                                                                 --       54,569     17,369       738,109      2,315
                                                                       ========   ==========   ========   ===========    =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $     44   $       --   $    215   $   314,040    $    --
   Mortality and expense risk and administrative charges                    (65)     (18,348)       (98)     (234,161)       (52)
                                                                       --------   ----------   --------   -----------    -------
   Net investment income (loss)                                             (21)     (18,348)       117        79,879        (52)
   Net realized gain (loss)                                                  (2)      40,966        219     1,397,561          1
   Capital gain distribution from mutual funds                               --       95,745        309       687,988         --
   Change in unrealized appreciation (depreciation) of investments         (217)     126,817       (207)      217,045        821
                                                                       --------   ----------   --------   -----------    -------
Increase (decrease) in net assets from operations                          (240)     245,180        438     2,382,473        770
                                                                       --------   ----------   --------   -----------    -------
From contract transactions:
   Payments received from contract owners                                 2,213       22,527      3,875       251,136     26,540
   Payments for contract benefits or terminations                            --      (45,886)    (2,759)   (1,560,185)        --
   Transfers between sub-accounts (including fixed account), net            990       34,317         --      (345,984)        --
   Contract maintenance charges                                              --       (3,088)        (5)     (113,842)        --
   Adjustments to net assets allocated to contracts in payout period         --           --         --            17         --
                                                                       --------   ----------   --------   -----------    -------
Increase (decrease) in net assets from contract transactions              3,203        7,870      1,111    (1,768,858)    26,540
                                                                       --------   ----------   --------   -----------    -------
Increase (decrease) in net assets                                         2,963      253,050      1,549       613,615     27,310
Net assets at beginning of period                                         4,907      975,093      5,417    15,784,092         --
                                                                       --------   ----------   --------   -----------    -------
Net assets at end of period                                            $  7,870   $1,228,143   $  6,966   $16,397,707    $27,310
                                                                       ========   ==========   ========   ===========    =======
Beginning units                                                             520       55,000        548       859,634         --
Units issued                                                                343        4,503        341       118,043      2,323
Units redeemed                                                               --       (4,009)      (263)     (204,786)        --
                                                                       --------   ----------   --------   -----------    -------
Ending units                                                                863       55,494        626       772,891      2,323
                                                                       ========   ==========   ========   ===========    =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                  Lord                               Lord
                                                                                 Abbett   Lord Abbett Lord Abbett   Abbett
                                                                   Invesco V.I.   Bond    Fundamental Growth and    Mid Cap
                                                                    Growth and  Debenture   Equity      Income       Stock
                                                                   Income Fund  Portfolio  Portfolio   Portfolio   Portfolio
                                                                    Series II   Class VC   Class VC    Class VC    Class VC
                                                                   ------------ --------- ----------- -----------  ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                       $   417,140   $ 3,912   $    708   $   125,609  $  1,486
   Mortality and expense risk and administrative charges              (360,186)   (1,057)      (457)     (151,186)   (2,314)
                                                                   -----------   -------   --------   -----------  --------
   Net investment income (loss)                                         56,954     2,855        251       (25,577)     (828)
   Net realized gain (loss)                                            560,192        (4)        38       889,237    17,486
   Capital gain distribution from mutual funds                       2,192,870     1,979      7,134       728,718     7,103
   Change in unrealized appreciation (depreciation) of
     investments                                                    (6,180,538)   (9,580)   (11,822)   (2,462,314)  (59,571)
                                                                   -----------   -------   --------   -----------  --------
Increase (decrease) in net assets from operations                   (3,370,522)   (4,750)    (4,399)     (869,936)  (35,810)
                                                                   -----------   -------   --------   -----------  --------
From contract transactions:
   Payments received from contract owners                              250,908        --         --        57,764        97
   Payments for contract benefits or terminations                   (2,998,431)       --         --    (1,435,619)  (31,877)
   Transfers between sub-accounts (including fixed account), net       621,288    10,033     25,608      (568,585)   17,163
   Contract maintenance charges                                       (164,165)     (212)        --       (66,090)     (728)
   Adjustments to net assets allocated to contracts in payout
     period                                                                 13        --         --             5        --
                                                                   -----------   -------   --------   -----------  --------
Increase (decrease) in net assets from contract transactions        (2,290,387)    9,821     25,608    (2,012,525)  (15,345)
                                                                   -----------   -------   --------   -----------  --------
Increase (decrease) in net assets                                   (5,660,909)    5,071     21,209    (2,882,461)  (51,155)
Net assets at beginning of period                                   25,939,361    81,133     21,512    11,076,720   240,502
                                                                   -----------   -------   --------   -----------  --------
Net assets at end of period                                        $20,278,452   $86,204   $ 42,721   $ 8,194,259  $189,347
                                                                   ===========   =======   ========   ===========  ========
Beginning units                                                      1,137,787     7,136      1,708       588,039     9,317
Units issued                                                            96,117       893      2,026        34,274       744
Units redeemed                                                        (179,151)      (26)        --      (138,983)   (1,303)
                                                                   -----------   -------   --------   -----------  --------
Ending units                                                         1,054,753     8,003      3,734       483,330     8,758
                                                                   ===========   =======   ========   ===========  ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                       $   335,825   $ 3,349   $    153   $   144,068  $  1,415
   Mortality and expense risk and administrative charges              (387,109)     (471)       (88)     (169,352)   (1,494)
                                                                   -----------   -------   --------   -----------  --------
   Net investment income (loss)                                        (51,284)    2,878         65       (25,284)      (79)
   Net realized gain (loss)                                            834,077        71          9       865,632     4,819
   Capital gain distribution from mutual funds                       1,080,614       789      1,074     1,066,154    21,406
   Change in unrealized appreciation (depreciation) of
     investments                                                     1,149,052      (824)       (97)     (690,648)  (15,411)
                                                                   -----------   -------   --------   -----------  --------
Increase (decrease) in net assets from operations                    3,012,459     2,914      1,051     1,215,854    10,735
                                                                   -----------   -------   --------   -----------  --------
From contract transactions:
   Payments received from contract owners                              282,520        --         --       133,666    10,232
   Payments for contract benefits or terminations                   (2,913,256)     (918)        --    (1,268,186)   (7,191)
   Transfers between sub-accounts (including fixed account), net      (127,641)   51,329     15,310       (71,174)   77,709
   Contract maintenance charges                                       (172,049)      (68)        --       (72,743)     (497)
   Adjustments to net assets allocated to contracts in payout
     period                                                               (104)       --         --           (36)       --
                                                                   -----------   -------   --------   -----------  --------
Increase (decrease) in net assets from contract transactions        (2,930,530)   50,343     15,310    (1,278,473)   80,253
                                                                   -----------   -------   --------   -----------  --------
Increase (decrease) in net assets                                       81,929    53,257     16,361       (62,619)   90,988
Net assets at beginning of period                                   25,857,432    27,876      5,151    11,139,339   149,514
                                                                   -----------   -------   --------   -----------  --------
Net assets at end of period                                        $25,939,361   $81,133   $ 21,512   $11,076,720  $240,502
                                                                   ===========   =======   ========   ===========  ========
Beginning units                                                      1,263,588     2,592        455       657,268     6,036
Units issued                                                           138,737     4,629      1,253        66,197     3,583
Units redeemed                                                        (264,538)      (85)        --      (135,426)     (302)
                                                                   -----------   -------   --------   -----------  --------
Ending units                                                         1,137,787     7,136      1,708       588,039     9,317
                                                                   ===========   =======   ========   ===========  ========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                              Neuberger
                                                                       Lord                    Berman
                                                                      Abbett       Morgan      AMT US               PIMCO
                                                                       Short    Stanley VIF    Equity     PIMCO    Dynamic
                                                                     Duration      Global       Index   All Asset   Bond
                                                                      Income   Infrastructure PutWrite  Portfolio Portfolio
                                                                     Portfolio   Portfolio    Strategy   Advisor   Advisor
                                                                     Class VC     Class II    Portfolio   Class     Class
                                                                     --------- -------------- --------- --------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $  6,658     $  2,051     $    --   $   396   $   793
   Mortality and expense risk and administrative charges               (2,490)      (1,093)       (560)     (181)     (404)
                                                                     --------     --------     -------   -------   -------
   Net investment income (loss)                                         4,168          958        (560)      215       389
   Net realized gain (loss)                                              (497)        (503)        (92)       26       (23)
   Capital gain distribution from mutual funds                             --        2,790       1,178        --        --
   Change in unrealized appreciation (depreciation) of investments     (3,872)     (10,246)     (3,757)   (1,133)     (520)
                                                                     --------     --------     -------   -------   -------
Increase (decrease) in net assets from operations                        (201)      (7,001)     (3,231)     (892)     (154)
                                                                     --------     --------     -------   -------   -------
From contract transactions:
   Payments received from contract owners                               6,719           --          --        --     4,585
   Payments for contract benefits or terminations                      (7,621)        (568)       (679)       --      (458)
   Transfers between sub-accounts (including fixed account), net       (2,273)         531         337        (1)     (894)
   Contract maintenance charges                                           (10)          (8)         (3)       --        (2)
                                                                     --------     --------     -------   -------   -------
Increase (decrease) in net assets from contract transactions           (3,185)         (45)       (345)       (1)    3,231
                                                                     --------     --------     -------   -------   -------
Increase (decrease) in net assets                                      (3,386)      (7,046)     (3,576)     (893)    3,077
Net assets at beginning of period                                     193,771       75,336      40,721    13,188    27,747
                                                                     --------     --------     -------   -------   -------
Net assets at end of period                                          $190,385     $ 68,290     $37,145   $12,295   $30,824
                                                                     ========     ========     =======   =======   =======
Beginning units                                                        19,015        7,167       4,223     1,197     2,690
Units issued                                                            1,018          133          93        --       498
Units redeemed                                                         (1,326)        (140)       (125)       --      (185)
                                                                     --------     --------     -------   -------   -------
Ending units                                                           18,707        7,160       4,191     1,197     3,003
                                                                     ========     ========     =======   =======   =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $  6,543     $  1,564     $    --   $   574   $   415
   Mortality and expense risk and administrative charges               (2,413)      (1,001)       (514)     (175)     (353)
                                                                     --------     --------     -------   -------   -------
   Net investment income (loss)                                         4,130          563        (514)      399        62
   Net realized gain (loss)                                               190         (194)        (70)       27        (3)
   Capital gain distribution from mutual funds                             --        3,403          --        --        --
   Change in unrealized appreciation (depreciation) of investments     (2,681)       2,723       2,486       967       754
                                                                     --------     --------     -------   -------   -------
Increase (decrease) in net assets from operations                       1,639        6,495       1,902     1,393       813
                                                                     --------     --------     -------   -------   -------
From contract transactions:
   Payments received from contract owners                             145,491       22,112          --        --        --
   Payments for contract benefits or terminations                          --         (390)       (463)       --      (312)
   Transfers between sub-accounts (including fixed account), net      (57,975)       8,368      10,666        --     7,392
   Contract maintenance charges                                            --           (2)         (3)       --        (2)
                                                                     --------     --------     -------   -------   -------
Increase (decrease) in net assets from contract transactions           87,516       30,088      10,200        --     7,078
                                                                     --------     --------     -------   -------   -------
Increase (decrease) in net assets                                      89,155       36,583      12,102     1,393     7,891
Net assets at beginning of period                                     104,616       38,753      28,619    11,795    19,856
                                                                     --------     --------     -------   -------   -------
Net assets at end of period                                          $193,771     $ 75,336     $40,721   $13,188   $27,747
                                                                     ========     ========     =======   =======   =======
Beginning units                                                        10,357        4,090       3,122     1,197     1,992
Units issued                                                           14,868        3,156       1,150        --       729
Units redeemed                                                         (6,210)         (79)        (49)       --       (31)
                                                                     --------     --------     -------   -------   -------
Ending units                                                           19,015        7,167       4,223     1,197     2,690
                                                                     ========     ========     =======   =======   =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                       PIMCO
                                                                     Emerging
                                                                      Markets       PVC         PVC        PVC
                                                                       Bond     Diversified   Equity   Government &    PVC
                                                                     Portfolio International  Income   High Quality  Income
                                                                      Advisor     Account     Account  Bond Account  Account
                                                                       Class      Class 2     Class 2    Class 2     Class 2
                                                                     --------- ------------- --------  ------------ --------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $ 1,152    $    778    $  5,627      $ 21     $  1,256
   Mortality and expense risk and administrative charges                 (316)       (660)     (5,325)      (10)        (524)
                                                                      -------    --------    --------      ----     --------
   Net investment income (loss)                                           836         118         302        11          732
   Net realized gain (loss)                                                11        (209)     16,768        --          (32)
   Capital gain distribution from mutual funds                             --          --      19,770        --           --
   Change in unrealized appreciation (depreciation) of investments     (2,582)     (7,875)    (58,088)      (16)      (1,115)
                                                                      -------    --------    --------      ----     --------
Increase (decrease) in net assets from operations                      (1,735)     (7,966)    (21,248)       (5)        (415)
                                                                      -------    --------    --------      ----     --------
From contract transactions:
   Payments received from contract owners                               6,165       2,500       2,500        --           --
   Payments for contract benefits or terminations                          --        (771)    (43,249)       --       (4,555)
   Transfers between sub-accounts (including fixed account), net          (83)         --           1        (1)          28
   Contract maintenance charges                                            --          (1)       (310)       (2)         (85)
                                                                      -------    --------    --------      ----     --------
Increase (decrease) in net assets from contract transactions            6,082       1,728     (41,058)       (3)      (4,612)
                                                                      -------    --------    --------      ----     --------
Increase (decrease) in net assets                                       4,347      (6,238)    (62,306)       (8)      (5,027)
Net assets at beginning of period                                      24,281      39,527     353,140       585       33,555
                                                                      -------    --------    --------      ----     --------
Net assets at end of period                                           $28,628    $ 33,289    $290,834      $577     $ 28,528
                                                                      =======    ========    ========      ====     ========
Beginning units                                                         2,162       4,570      18,928        73        3,261
Units issued                                                              554         281         134        --            3
Units redeemed                                                             (8)        (97)     (2,376)       --         (457)
                                                                      -------    --------    --------      ----     --------
Ending units                                                            2,708       4,754      16,686        73        2,807
                                                                      =======    ========    ========      ====     ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $ 1,218    $    723    $  6,554      $ 22     $  1,472
   Mortality and expense risk and administrative charges                 (269)       (700)     (5,268)      (10)        (698)
                                                                      -------    --------    --------      ----     --------
   Net investment income (loss)                                           949          23       1,286        12          774
   Net realized gain (loss)                                               101      (3,145)     13,094        --           75
   Capital gain distribution from mutual funds                             --          --      15,698        --           --
   Change in unrealized appreciation (depreciation) of investments        937      13,904      26,976       (13)         523
                                                                      -------    --------    --------      ----     --------
Increase (decrease) in net assets from operations                       1,987      10,782      57,054        (1)       1,372
                                                                      -------    --------    --------      ----     --------
From contract transactions:
   Payments received from contract owners                                  --       2,500       2,500        --           --
   Payments for contract benefits or terminations                        (925)       (772)    (42,916)       --      (31,436)
   Transfers between sub-accounts (including fixed account), net           --     (62,417)     10,647         1           30
   Contract maintenance charges                                            --          (6)       (451)       (2)        (156)
                                                                      -------    --------    --------      ----     --------
Increase (decrease) in net assets from contract transactions             (925)    (60,695)    (30,220)       (1)     (31,562)
                                                                      -------    --------    --------      ----     --------
Increase (decrease) in net assets                                       1,062     (49,913)     26,834        (2)     (30,190)
Net assets at beginning of period                                      23,219      89,440     326,306       587       63,745
                                                                      -------    --------    --------      ----     --------
Net assets at end of period                                           $24,281    $ 39,527    $353,140      $585     $ 33,555
                                                                      =======    ========    ========      ====     ========
Beginning units                                                         2,244      12,942      20,788        73        6,334
Units issued                                                               --         313         748        --            3
Units redeemed                                                            (82)     (8,685)     (2,608)       --       (3,076)
                                                                      -------    --------    --------      ----     --------
Ending units                                                            2,162       4,570      18,928        73        3,261
                                                                      =======    ========    ========      ====     ========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                               PVC         PVC
                                                                         PVC                Principal      Real
                                                                       LargeCap    PVC       Capital      Estate     PVC SAM
                                                                        Growth   MidCap    Appreciation Securities  Balanced
                                                                       Account   Account     Account     Account    Portfolio
                                                                       Class 2   Class 2     Class 2     Class 2     Class 2
                                                                       -------- ---------  ------------ ---------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $    19  $     385    $  1,608    $   210   $   182,817
   Mortality and expense risk and administrative charges                  (314)   (14,115)     (2,842)      (200)     (109,542)
                                                                       -------  ---------    --------    -------   -----------
   Net investment income (loss)                                           (295)   (13,730)     (1,234)        10        73,275
   Net realized gain (loss)                                                608     22,670       4,245         65        58,657
   Capital gain distribution from mutual funds                           1,460    108,577       9,128      1,052       310,840
   Change in unrealized appreciation (depreciation) of investments      (3,383)  (180,629)    (20,079)    (1,912)     (872,220)
                                                                       -------  ---------    --------    -------   -----------
Increase (decrease) in net assets from operations                       (1,610)   (63,112)     (7,940)      (785)     (429,448)
                                                                       -------  ---------    --------    -------   -----------
From contract transactions:
   Payments received from contract owners                                   --         --          --         --           (48)
   Payments for contract benefits or terminations                         (796)   (37,513)    (14,377)        --      (687,675)
   Transfers between sub-accounts (including fixed account), net            --    (27,418)        240          2           919
   Contract maintenance charges                                             (5)    (1,058)       (330)        --       (19,249)
   Adjustments to net assets allocated to contracts in payout period        --         --          --         --         2,068
                                                                       -------  ---------    --------    -------   -----------
Increase (decrease) in net assets from contract transactions              (801)   (65,989)    (14,467)         2      (703,985)
                                                                       -------  ---------    --------    -------   -----------
Increase (decrease) in net assets                                       (2,411)  (129,101)    (22,407)      (783)   (1,133,433)
Net assets at beginning of period                                       19,454    852,013     174,285     13,159     6,943,462
                                                                       -------  ---------    --------    -------   -----------
Net assets at end of period                                            $17,043  $ 722,912    $151,878    $12,376   $ 5,810,029
                                                                       =======  =========    ========    =======   ===========
Beginning units                                                          1,413     35,050       7,071        396       439,510
Units issued                                                                --         --          31         --         2,695
Units redeemed                                                             (53)    (2,602)       (605)        --       (47,615)
                                                                       -------  ---------    --------    -------   -----------
Ending units                                                             1,360     32,448       6,497        396       394,590
                                                                       =======  =========    ========    =======   ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $    27  $   2,610    $  1,749    $   188   $   130,575
   Mortality and expense risk and administrative charges                  (270)   (13,287)     (2,844)      (196)     (112,474)
                                                                       -------  ---------    --------    -------   -----------
   Net investment income (loss)                                           (243)   (10,677)     (1,095)        (8)       18,101
   Net realized gain (loss)                                                278     19,660       5,866         74         9,757
   Capital gain distribution from mutual funds                              --     52,619          --      1,228       160,851
   Change in unrealized appreciation (depreciation) of investments       4,797    103,652      24,744       (402)      628,908
                                                                       -------  ---------    --------    -------   -----------
Increase (decrease) in net assets from operations                        4,832    165,254      29,515        892       817,617
                                                                       -------  ---------    --------    -------   -----------
From contract transactions:
   Payments for contract benefits or terminations                         (336)   (67,301)    (36,002)        --      (363,465)
   Transfers between sub-accounts (including fixed account), net            --       (608)       (859)        --        18,964
   Contract maintenance charges                                             (4)    (1,367)       (458)        --       (21,615)
   Adjustments to net assets allocated to contracts in payout period        --         --          --         --        (1,549)
                                                                       -------  ---------    --------    -------   -----------
Increase (decrease) in net assets from contract transactions              (340)   (69,276)    (37,319)        --      (367,665)
                                                                       -------  ---------    --------    -------   -----------
Increase (decrease) in net assets                                        4,492     95,978      (7,804)       892       449,952
Net assets at beginning of period                                       14,962    756,035     182,089     12,267     6,493,510
                                                                       -------  ---------    --------    -------   -----------
Net assets at end of period                                            $19,454  $ 852,013    $174,285    $13,159   $ 6,943,462
                                                                       =======  =========    ========    =======   ===========
Beginning units                                                          1,440     38,293       8,744        396       464,048
Units issued                                                                --         --           1         --         1,391
Units redeemed                                                             (27)    (3,243)     (1,674)        --       (25,929)
                                                                       -------  ---------    --------    -------   -----------
Ending units                                                             1,413     35,050       7,071        396       439,510
                                                                       =======  =========    ========    =======   ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                                                       PVC
                                                                         PVC SAM      PVC SAM     PVC SAM   PVC SAM  Short-
                                                                       Conservative Conservative Flexible  Strategic  Term
                                                                         Balanced      Growth     Income    Growth   Income
                                                                        Portfolio    Portfolio   Portfolio Portfolio Account
                                                                         Class 2      Class 2     Class 2   Class 2  Class 2
                                                                       ------------ ------------ --------- --------- -------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                             $ 1,148     $  17,303   $  4,108  $  6,750  $   895
   Mortality and expense risk and administrative charges                    (616)      (10,664)    (1,774)   (4,922)    (707)
                                                                         -------     ---------   --------  --------  -------
   Net investment income (loss)                                              532         6,639      2,334     1,828      188
   Net realized gain (loss)                                                  106         5,233        (49)    5,214       33
   Capital gain distribution from mutual funds                             1,374        33,036      2,637    16,621       --
   Change in unrealized appreciation (depreciation) of investments        (3,954)     (100,169)    (8,952)  (55,466)    (380)
                                                                         -------     ---------   --------  --------  -------
Increase (decrease) in net assets from operations                         (1,942)      (55,261)    (4,030)  (31,803)    (159)
                                                                         -------     ---------   --------  --------  -------
From contract transactions:
   Payments received from contract owners                                     --         2,500         --       (53)      --
   Payments for contract benefits or terminations                           (495)      (18,275)    (5,510)  (19,282)    (496)
   Transfers between sub-accounts (including fixed account), net               1           201         (1)       63     (212)
   Contract maintenance charges                                              (66)       (1,060)      (115)     (448)     (59)
   Adjustments to net assets allocated to contracts in payout period          --            --        804        --       --
                                                                         -------     ---------   --------  --------  -------
Increase (decrease) in net assets from contract transactions                (560)      (16,634)    (4,822)  (19,720)    (767)
                                                                         -------     ---------   --------  --------  -------
Increase (decrease) in net assets                                         (2,502)      (71,895)    (8,852)  (51,523)    (926)
Net assets at beginning of period                                         36,481       683,059    110,698   330,426   45,697
                                                                         -------     ---------   --------  --------  -------
Net assets at end of period                                              $33,979     $ 611,164   $101,846  $278,903  $44,771
                                                                         =======     =========   ========  ========  =======
Beginning units                                                            3,245        39,077      9,290    17,002    6,179
Units issued                                                                  --           154      2,559       401       69
Units redeemed                                                               (38)       (1,106)    (2,958)   (1,425)    (173)
                                                                         -------     ---------   --------  --------  -------
Ending units                                                               3,207        38,125      8,891    15,978    6,075
                                                                         =======     =========   ========  ========  =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                             $   914     $   9,155   $  3,624  $  4,048  $   802
   Mortality and expense risk and administrative charges                    (615)      (10,434)    (2,054)   (5,054)    (704)
                                                                         -------     ---------   --------  --------  -------
   Net investment income (loss)                                              299        (1,279)     1,570    (1,006)      98
   Net realized gain (loss)                                                  (44)       11,729        899     3,609       27
   Capital gain distribution from mutual funds                               378        14,932        845     9,121       --
   Change in unrealized appreciation (depreciation) of investments         2,582        82,255      4,647    46,648      (27)
                                                                         -------     ---------   --------  --------  -------
Increase (decrease) in net assets from operations                          3,215       107,637      7,961    58,372       98
                                                                         -------     ---------   --------  --------  -------
From contract transactions:
   Payments received from contract owners                                     --         2,500         --        --    1,788
   Payments for contract benefits or terminations                         (9,085)      (71,920)   (41,974)  (23,276)    (251)
   Transfers between sub-accounts (including fixed account), net               1        14,720         --        --      883
   Contract maintenance charges                                              (99)       (1,200)       (89)     (448)     (64)
   Adjustments to net assets allocated to contracts in payout period          --            --       (953)       --       --
                                                                         -------     ---------   --------  --------  -------
Increase (decrease) in net assets from contract transactions              (9,183)      (55,900)   (43,016)  (23,724)   2,356
                                                                         -------     ---------   --------  --------  -------
Increase (decrease) in net assets                                         (5,968)       51,737    (35,055)   34,648    2,454
Net assets at beginning of period                                         42,449       631,322    145,753   295,778   43,243
                                                                         -------     ---------   --------  --------  -------
Net assets at end of period                                              $36,481     $ 683,059   $110,698  $330,426  $45,697
                                                                         =======     =========   ========  ========  =======
Beginning units                                                            4,142        42,467     12,963    18,293    5,854
Units issued                                                                  --         1,026         22        --      368
Units redeemed                                                              (897)       (4,416)    (3,695)   (1,291)     (43)
                                                                         -------     ---------   --------  --------  -------
Ending units                                                               3,245        39,077      9,290    17,002    6,179
                                                                         =======     =========   ========  ========  =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                                      SST SA
                                                                            SST SA       SST SA     Allocation     SST SA
                                                                  PVC     Allocation   Allocation    Moderate    Allocation
                                                                SmallCap   Balanced      Growth       Growth      Moderate
                                                                Account   Portfolio    Portfolio    Portfolio    Portfolio
                                                                Class 2    Class 3      Class 3      Class 3      Class 3
                                                                -------- -----------  -----------  -----------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $    21  $   660,754  $   198,242  $   545,134  $   590,286
   Mortality and expense risk and administrative charges           (377)    (217,116)     (61,980)    (180,595)    (205,834)
                                                                -------  -----------  -----------  -----------  -----------
   Net investment income (loss)                                    (356)     443,638      136,262      364,539      384,452
   Net realized gain (loss)                                         123     (145,332)      44,998      105,794       78,513
   Capital gain distribution from mutual funds                    1,537    1,278,916      421,772    1,512,944    1,404,305
   Change in unrealized appreciation (depreciation) of
     investments                                                 (4,177)  (2,396,613)  (1,101,818)  (2,942,680)  (2,760,812)
                                                                -------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from operations                (2,873)    (819,391)    (498,786)    (959,403)    (893,542)
                                                                -------  -----------  -----------  -----------  -----------
From contract transactions:
   Payments received from contract owners                            --    1,078,189    2,148,216    1,872,619    1,298,254
   Payments for contract benefits or terminations                  (420)  (2,194,980)    (102,404)    (844,877)  (1,490,254)
   Transfers between sub-accounts (including fixed account),
     net                                                             14    1,139,020      779,343      377,569      (27,157)
   Contract maintenance charges                                      (2)    (115,438)     (43,241)    (121,265)    (111,091)
   Adjustments to net assets allocated to contracts in payout
     period                                                          --           --           --           --          220
                                                                -------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from contract transactions       (408)     (93,209)   2,781,914    1,284,046     (330,028)
                                                                -------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets                                (3,281)    (912,600)   2,283,128      324,643   (1,223,570)
Net assets at beginning of period                                23,430   14,718,638    3,244,628   11,654,394   14,100,179
                                                                -------  -----------  -----------  -----------  -----------
Net assets at end of period                                     $20,149  $13,806,038  $ 5,527,756  $11,979,037  $12,876,609
                                                                =======  ===========  ===========  ===========  ===========
Beginning units                                                   1,752      947,174      188,198      725,496      884,154
Units issued                                                          1      158,154      172,652      143,371      129,535
Units redeemed                                                      (30)    (169,914)     (11,823)     (67,312)    (153,453)
                                                                -------  -----------  -----------  -----------  -----------
Ending units                                                      1,723      935,414      349,027      801,555      860,236
                                                                =======  ===========  ===========  ===========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $    33  $   229,379  $    29,874  $   152,726  $   202,328
   Mortality and expense risk and administrative charges           (339)    (217,322)     (38,507)    (153,829)    (216,821)
                                                                -------  -----------  -----------  -----------  -----------
   Net investment income (loss)                                    (306)      12,057       (8,633)      (1,103)     (14,493)
   Net realized gain (loss)                                          28     (456,751)     182,888       68,072      175,620
   Capital gain distribution from mutual funds                       --      475,685       69,594      350,286      301,305
   Change in unrealized appreciation (depreciation) of
     investments                                                  2,575    1,242,605      145,182      868,810    1,119,827
                                                                -------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from operations                 2,297    1,273,596      389,031    1,286,065    1,582,259
                                                                -------  -----------  -----------  -----------  -----------
From contract transactions:
   Payments received from contract owners                            --      456,731      905,205    1,470,501      494,219
   Payments for contract benefits or terminations                  (194)  (1,948,135)     (79,808)    (566,298)  (2,176,913)
   Transfers between sub-accounts (including fixed account),
     net                                                             15      263,278     (134,529)     (13,921)     104,589
   Contract maintenance charges                                      (2)    (105,962)     (17,725)     (89,748)    (103,988)
   Adjustments to net assets allocated to contracts in payout
     period                                                          --           --           --           --       (1,733)
                                                                -------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from contract transactions       (181)  (1,334,088)     673,143      800,534   (1,683,826)
                                                                -------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets                                 2,116      (60,492)   1,062,174    2,086,599     (101,567)
Net assets at beginning of period                                21,314   14,779,130    2,182,454    9,567,795   14,201,746
                                                                -------  -----------  -----------  -----------  -----------
Net assets at end of period                                     $23,430  $14,718,638  $ 3,244,628  $11,654,394  $14,100,179
                                                                =======  ===========  ===========  ===========  ===========
Beginning units                                                   1,767    1,043,857      148,173      677,696      999,019
Units issued                                                          1      454,600       84,760      201,732      245,799
Units redeemed                                                      (16)    (551,283)     (44,735)    (153,932)    (360,664)
                                                                -------  -----------  -----------  -----------  -----------
Ending units                                                      1,752      947,174      188,198      725,496      884,154
                                                                =======  ===========  ===========  ===========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                 SST SA                   SST SA
                                                                                 Multi-       SST SA      Multi-    SST SA
                                                                      SST SA     Managed      Multi-      Managed   Multi-
                                                                     Columbia  Diversified    Managed      Large    Managed
                                                                      Focused     Fixed    International    Cap     Mid Cap
                                                                       Value     Income       Equity      Growth    Growth
                                                                     Portfolio  Portfolio    Portfolio   Portfolio Portfolio
                                                                      Class 3    Class 3      Class 3     Class 3   Class 3
                                                                     --------- ----------- ------------- --------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $   147   $  3,578      $ 1,365     $   170   $   --
   Mortality and expense risk and administrative charges                  (50)    (1,535)        (657)       (567)     (53)
                                                                      -------   --------      -------     -------   ------
   Net investment income (loss)                                            97      2,043          708        (397)     (53)
   Net realized gain (loss)                                                 9       (454)         100         666        9
   Capital gain distribution from mutual funds                            426        439           --       7,151      571
   Change in unrealized appreciation (depreciation) of investments     (1,139)    (4,451)      (9,782)     (8,667)    (744)
                                                                      -------   --------      -------     -------   ------
Increase (decrease) in net assets from operations                        (607)    (2,423)      (8,974)     (1,247)    (217)
                                                                      -------   --------      -------     -------   ------
From contract transactions:
   Payments received from contract owners                                  --      2,986        4,479       2,800       --
   Payments for contract benefits or terminations                          --     (2,506)          --          --       --
   Transfers between sub-accounts (including fixed account), net           --     39,862        1,539      (1,152)      --
                                                                      -------   --------      -------     -------   ------
Increase (decrease) in net assets from contract transactions               --     40,342        6,018       1,648       --
                                                                      -------   --------      -------     -------   ------
Increase (decrease) in net assets                                        (607)    37,919       (2,956)        401     (217)
Net assets at beginning of period                                       4,631     99,619       52,769      43,359    4,521
                                                                      -------   --------      -------     -------   ------
Net assets at end of period                                           $ 4,024   $137,538      $49,813     $43,760   $4,304
                                                                      =======   ========      =======     =======   ======
Beginning units                                                           332      9,650        4,648       3,177      337
Units issued                                                               --      5,239          551         342       --
Units redeemed                                                             --     (1,268)          (7)       (211)      --
                                                                      -------   --------      -------     -------   ------
Ending units                                                              332     13,621        5,192       3,308      337
                                                                      =======   ========      =======     =======   ======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $    59   $  1,908      $   952     $   110   $   --
   Mortality and expense risk and administrative charges                  (42)      (989)        (513)       (446)     (42)
                                                                      -------   --------      -------     -------   ------
   Net investment income (loss)                                            17        919          439        (336)     (42)
   Net realized gain (loss)                                                 5         36          290         182        5
   Capital gain distribution from mutual funds                            125        200           --       2,550      396
   Change in unrealized appreciation (depreciation) of investments        587        614        8,702       4,998      453
                                                                      -------   --------      -------     -------   ------
Increase (decrease) in net assets from operations                         734      1,769        9,431       7,394      812
                                                                      -------   --------      -------     -------   ------
From contract transactions:
   Payments received from contract owners                                  --     11,799       17,055      26,701       --
   Payments for contract benefits or terminations                          --     (1,304)        (948)         --       --
   Transfers between sub-accounts (including fixed account), net        1,268     49,795         (845)     (1,942)   1,270
   Contract maintenance charges                                            --         (4)          --          --       --
                                                                      -------   --------      -------     -------   ------
Increase (decrease) in net assets from contract transactions            1,268     60,286       15,262      24,759    1,270
                                                                      -------   --------      -------     -------   ------
Increase (decrease) in net assets                                       2,002     62,055       24,693      32,153    2,082
Net assets at beginning of period                                       2,629     37,564       28,076      11,206    2,439
                                                                      -------   --------      -------     -------   ------
Net assets at end of period                                           $ 4,631   $ 99,619      $52,769     $43,359   $4,521
                                                                      =======   ========      =======     =======   ======
Beginning units                                                           226      3,702        3,097       1,071      226
Units issued                                                              106      6,076        1,718       2,257      111
Units redeemed                                                             --       (128)        (167)       (151)      --
                                                                      -------   --------      -------     -------   ------
Ending units                                                              332      9,650        4,648       3,177      337
                                                                      =======   ========      =======     =======   ======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                   SST SA
                                                                        SST SA     Putnam     SST SA
                                                                        Multi-      Asset     T. Rowe
                                                                        Managed  Allocation    Price     SST SA
                                                                        Mid Cap  Diversified  Growth   Wellington    SAST SA AB
                                                                         Value     Growth      Stock   Real Return     Growth
                                                                       Portfolio  Portfolio  Portfolio  Portfolio    Portfolio
                                                                        Class 3    Class 3    Class 3    Class 3      Class 1
                                                                       --------- ----------- --------- -----------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                            $   196  $   57,735   $    --  $   700,569  $       413
   Mortality and expense risk and administrative charges                   (330)    (34,888)      (61)    (309,874)    (170,688)
                                                                        -------  ----------   -------  -----------  -----------
   Net investment income (loss)                                            (134)     22,847       (61)     390,695     (170,275)
   Net realized gain (loss)                                                 (35)    (21,942)       (1)    (255,886)     608,053
   Capital gain distribution from mutual funds                            2,010     119,290       900           --    1,224,060
   Change in unrealized appreciation (depreciation) of investments       (5,756)   (448,076)     (940)    (492,273)  (1,953,584)
                                                                        -------  ----------   -------  -----------  -----------
Increase (decrease) in net assets from operations                        (3,915)   (327,881)     (102)    (357,464)    (291,746)
                                                                        -------  ----------   -------  -----------  -----------
From contract transactions:
   Payments received from contract owners                                    --   1,650,652        --      667,214       23,031
   Payments for contract benefits or terminations                            --     (56,919)       --   (2,063,948)    (898,953)
   Transfers between sub-accounts (including fixed account), net             --     238,535        (1)    (481,029)   6,693,360
   Contract maintenance charges                                              --     (34,501)       (5)    (212,021)      (3,671)
   Adjustments to net assets allocated to contracts in payout period         --          --        --           17       13,622
                                                                        -------  ----------   -------  -----------  -----------
Increase (decrease) in net assets from contract transactions                 --   1,797,767        (6)  (2,089,767)   5,827,389
                                                                        -------  ----------   -------  -----------  -----------
Increase (decrease) in net assets                                        (3,915)  1,469,886      (108)  (2,447,231)   5,535,643
Net assets at beginning of period                                        30,043   1,514,972     3,335   21,976,277    9,603,490
                                                                        -------  ----------   -------  -----------  -----------
Net assets at end of period                                             $26,128  $2,984,858   $ 3,227  $19,529,046  $15,139,133
                                                                        =======  ==========   =======  ===========  ===========
Beginning units                                                           2,406     124,538       258    1,931,497      120,117
Units issued                                                                 --     170,985        --      235,471       82,175
Units redeemed                                                               --     (23,076)       --     (421,274)     (14,377)
                                                                        -------  ----------   -------  -----------  -----------
Ending units                                                              2,406     272,447       258    1,745,694      187,915
                                                                        =======  ==========   =======  ===========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                            $   308  $   18,397   $    --  $   467,904  $     3,352
   Mortality and expense risk and administrative charges                   (317)     (5,203)      (97)    (307,731)    (140,172)
                                                                        -------  ----------   -------  -----------  -----------
   Net investment income (loss)                                              (9)     13,194       (97)     160,173     (136,820)
   Net realized gain (loss)                                                (106)      2,094       (63)    (166,138)     584,169
   Capital gain distribution from mutual funds                            3,677      96,754       765           --      644,139
   Change in unrealized appreciation (depreciation) of investments         (426)    (36,837)      925      101,810    1,307,815
                                                                        -------  ----------   -------  -----------  -----------
Increase (decrease) in net assets from operations                         3,136      75,205     1,530       95,845    2,399,303
                                                                        -------  ----------   -------  -----------  -----------
From contract transactions:
   Payments received from contract owners                                    --   1,364,724        --    1,770,683       31,500
   Payments for contract benefits or terminations                          (985)     (9,775)   (3,091)  (1,657,954)  (1,215,207)
   Transfers between sub-accounts (including fixed account), net          1,269      63,719        --    1,822,469       29,246
   Contract maintenance charges                                              --      (3,913)       (5)    (194,483)      (3,274)
   Adjustments to net assets allocated to contracts in payout period         --          --        --         (153)     (10,446)
                                                                        -------  ----------   -------  -----------  -----------
Increase (decrease) in net assets from contract transactions                284   1,414,755    (3,096)   1,740,562   (1,168,181)
                                                                        -------  ----------   -------  -----------  -----------
Increase (decrease) in net assets                                         3,420   1,489,960    (1,566)   1,836,407    1,231,122
Net assets at beginning of period                                        26,623      25,012     4,901   20,139,870    8,372,368
                                                                        -------  ----------   -------  -----------  -----------
Net assets at end of period                                             $30,043  $1,514,972   $ 3,335  $21,976,277  $ 9,603,490
                                                                        =======  ==========   =======  ===========  ===========
Beginning units                                                           2,375       2,425       495    1,783,541      136,149
Units issued                                                                110     127,825        --      626,159        2,898
Units redeemed                                                              (79)     (5,712)     (237)    (478,203)     (18,930)
                                                                        -------  ----------   -------  -----------  -----------
Ending units                                                              2,406     124,538       258    1,931,497      120,117
                                                                        =======  ==========   =======  ===========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                          SAST SA      SAST SA
                                                                           SAST SA AB    American      American     SAST SA
                                                               SAST SA AB  Small & Mid  Funds Asset  Funds Global   American
                                                                 Growth     Cap Value   Allocation      Growth    Funds Growth
                                                               Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                                                                Class 3      Class 3      Class 3      Class 3      Class 3
                                                              -----------  -----------  -----------  ------------ ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                  $        --  $    71,442  $ 1,130,218  $   220,780  $   152,726
   Mortality and expense risk and administrative charges         (161,050)    (353,782)    (485,851)    (308,998)    (270,340)
                                                              -----------  -----------  -----------  -----------  -----------
   Net investment income (loss)                                  (161,050)    (282,340)     644,367      (88,218)    (117,614)
   Net realized gain (loss)                                       757,291     (114,132)     230,919      590,039      534,775
   Capital gain distribution from mutual funds                  1,045,434    4,954,654    2,406,236    3,891,094    4,762,642
   Change in unrealized appreciation (depreciation) of
     investments                                               (2,428,969)  (8,205,374)  (6,130,316)  (6,299,749)  (5,342,287)
                                                              -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from operations                (787,294)  (3,647,192)  (2,848,794)  (1,906,834)    (162,484)
                                                              -----------  -----------  -----------  -----------  -----------
From contract transactions:
   Payments received from contract owners                          35,524      259,074   19,228,850      231,463    1,088,361
   Payments for contract benefits or terminations                (983,983)  (2,698,645)  (1,351,437)  (2,521,152)  (2,056,140)
   Transfers between sub-accounts (including fixed
     account), net                                             13,466,839    1,316,993    2,488,815      154,902     (536,134)
   Contract maintenance charges                                   (35,421)    (153,925)    (369,673)    (149,489)     (88,823)
   Adjustments to net assets allocated to contracts in
     payout period                                                      4          167           --          814          563
                                                              -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from contract transactions   12,482,963   (1,276,336)  19,996,555   (2,283,462)  (1,592,173)
                                                              -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets                              11,695,669   (4,923,528)  17,147,761   (4,190,296)  (1,754,657)
Net assets at beginning of period                               7,691,545   24,483,204   26,685,638   21,327,118   16,736,388
                                                              -----------  -----------  -----------  -----------  -----------
Net assets at end of period                                   $19,387,214  $19,559,676  $43,833,399  $17,136,822  $14,981,731
                                                              ===========  ===========  ===========  ===========  ===========
Beginning units                                                   165,672      862,289    1,486,611    1,030,416      777,619
Units issued                                                      316,102      122,109    1,274,306       88,415      102,718
Units redeemed                                                    (43,058)    (145,464)    (169,819)    (192,709)    (169,897)
                                                              -----------  -----------  -----------  -----------  -----------
Ending units                                                      438,716      838,934    2,591,098      926,122      710,440
                                                              ===========  ===========  ===========  ===========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                  $        --  $    33,244  $   159,220  $   190,207  $    72,755
   Mortality and expense risk and administrative charges         (111,765)    (368,615)    (224,752)    (324,965)    (250,797)
                                                              -----------  -----------  -----------  -----------  -----------
   Net investment income (loss)                                  (111,765)    (335,371)     (65,532)    (134,758)    (178,042)
   Net realized gain (loss)                                       678,305      585,672      304,235      807,605      680,973
   Capital gain distribution from mutual funds                    529,525    2,238,919      355,165    2,023,977    1,788,877
   Change in unrealized appreciation (depreciation) of
     investments                                                  796,837       53,771    1,410,059    2,683,550    1,416,811
                                                              -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from operations               1,892,902    2,542,991    2,003,927    5,380,374    3,708,619
                                                              -----------  -----------  -----------  -----------  -----------
From contract transactions:
   Payments received from contract owners                         161,299      326,799   14,199,952      230,378      525,111
   Payments for contract benefits or terminations                (782,480)  (2,448,610)  (1,211,365)  (1,946,164)  (1,437,611)
   Transfers between sub-accounts (including fixed
     account), net                                               (179,922)     254,055    1,726,463   (2,120,066)    (817,258)
   Contract maintenance charges                                   (21,458)    (159,995)    (126,834)    (155,453)     (86,983)
   Adjustments to net assets allocated to contracts in
     payout period                                                     --           39           --         (552)        (106)
                                                              -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets from contract transactions     (822,561)  (2,027,712)  14,588,216   (3,991,857)  (1,816,847)
                                                              -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets                               1,070,341      515,279   16,592,143    1,388,517    1,891,772
Net assets at beginning of period                               6,621,204   23,967,925   10,093,495   19,938,601   14,844,616
                                                              -----------  -----------  -----------  -----------  -----------
Net assets at end of period                                   $ 7,691,545  $24,483,204  $26,685,638  $21,327,118  $16,736,388
                                                              ===========  ===========  ===========  ===========  ===========
Beginning units                                                   173,463      926,388      647,533    1,245,290      869,856
Units issued                                                       31,328      140,690    1,020,527       98,190       91,427
Units redeemed                                                    (39,119)    (204,789)    (181,449)    (313,064)    (183,664)
                                                              -----------  -----------  -----------  -----------  -----------
Ending units                                                      165,672      862,289    1,486,611    1,030,416      777,619
                                                              ===========  ===========  ===========  ===========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                SAST SA       SAST SA                   SAST SA     SAST SA
                                                               American      American       SAST SA     Boston      Boston
                                                                 Funds       Funds VCP     BlackRock    Company     Company
                                                                Growth-    Managed Asset  VCP Global    Capital     Capital
                                                                Income      Allocation    Multi Asset   Growth      Growth
                                                               Portfolio     Portfolio     Portfolio   Portfolio   Portfolio
                                                                Class 3       Class 3       Class 3     Class 1     Class 3
                                                              -----------  ------------- ------------  ---------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                  $   373,399  $  2,524,470  $    777,333  $   2,300  $     5,516
   Mortality and expense risk and administrative charges         (218,392)   (2,283,635)     (970,800)    (3,634)     (30,106)
                                                              -----------  ------------  ------------  ---------  -----------
   Net investment income (loss)                                   155,007       240,835      (193,467)    (1,334)     (24,590)
   Net realized gain (loss)                                       277,236     1,353,580       293,369     35,793      361,038
   Capital gain distribution from mutual funds                  3,175,410     8,444,991     5,129,265    129,826      885,712
   Change in unrealized appreciation (depreciation) of
     investments                                               (3,970,978)  (21,037,450)  (10,421,915)  (128,071)    (917,928)
                                                              -----------  ------------  ------------  ---------  -----------
Increase (decrease) in net assets from operations                (363,325)  (10,998,044)   (5,192,748)    36,214      304,232
                                                              -----------  ------------  ------------  ---------  -----------
From contract transactions:
   Payments received from contract owners                       1,062,098    20,342,595     8,485,154         --       11,820
   Payments for contract benefits or terminations              (2,105,237)   (7,126,577)   (2,697,694)   (12,504)    (376,081)
   Transfers between sub-accounts (including fixed
     account), net                                             (1,177,273)    4,005,405     1,110,613   (303,971)  (2,505,314)
   Contract maintenance charges                                   (65,509)   (1,745,291)     (763,668)       (53)     (12,933)
   Adjustments to net assets allocated to contracts in
     payout period                                                    427            --            --         14           --
                                                              -----------  ------------  ------------  ---------  -----------
Increase (decrease) in net assets from contract transactions   (2,285,494)   15,476,132     6,134,405   (316,514)  (2,882,508)
                                                              -----------  ------------  ------------  ---------  -----------
Increase (decrease) in net assets                              (2,648,819)    4,478,088       941,657   (280,300)  (2,578,276)
Net assets at beginning of period                              15,342,992   153,040,305    67,170,399    280,300    2,578,276
                                                              -----------  ------------  ------------  ---------  -----------
Net assets at end of period                                   $12,694,173  $157,518,393  $ 68,112,056  $      --  $        --
                                                              ===========  ============  ============  =========  ===========
Beginning units                                                   785,082    10,950,021     5,847,458     19,664      172,710
Units issued                                                      134,160     2,258,010     1,125,731      1,696        2,924
Units redeemed                                                   (233,408)   (1,166,504)     (595,660)   (21,360)    (175,634)
                                                              -----------  ------------  ------------  ---------  -----------
Ending units                                                      685,834    12,041,527     6,377,529         --           --
                                                              ===========  ============  ============  =========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                  $   230,662  $  1,039,702  $      6,751  $     856  $     2,217
   Mortality and expense risk and administrative charges         (218,508)   (1,899,601)     (769,286)    (4,184)     (41,023)
                                                              -----------  ------------  ------------  ---------  -----------
   Net investment income (loss)                                    12,154      (859,899)     (762,535)    (3,328)     (38,806)
   Net realized gain (loss)                                       619,044       732,457       182,332     16,344      307,600
   Capital gain distribution from mutual funds                  1,780,930     2,825,071       215,865      2,751       25,517
   Change in unrealized appreciation (depreciation) of
     investments                                                  260,639    13,133,981     5,757,646     38,530      220,789
                                                              -----------  ------------  ------------  ---------  -----------
Increase (decrease) in net assets from operations               2,672,767    15,831,610     5,393,308     54,297      515,100
                                                              -----------  ------------  ------------  ---------  -----------
From contract transactions:
   Payments received from contract owners                       1,202,263    17,198,311    12,688,081         --       50,413
   Payments for contract benefits or terminations              (1,236,877)   (4,583,303)   (1,871,176)   (20,046)    (326,616)
   Transfers between sub-accounts (including fixed
     account), net                                               (167,833)   14,013,860    11,079,590     (3,635)    (213,424)
   Contract maintenance charges                                   (67,762)   (1,427,781)     (641,270)       (69)     (19,249)
   Adjustments to net assets allocated to contracts in
     payout period                                                   (113)           --            --         13           --
                                                              -----------  ------------  ------------  ---------  -----------
Increase (decrease) in net assets from contract transactions     (270,322)   25,201,087    21,255,225    (23,737)    (508,876)
                                                              -----------  ------------  ------------  ---------  -----------
Increase (decrease) in net assets                               2,402,445    41,032,697    26,648,533     30,560        6,224
Net assets at beginning of period                              12,940,547   112,007,608    40,521,866    249,740    2,572,052
                                                              -----------  ------------  ------------  ---------  -----------
Net assets at end of period                                   $15,342,992  $153,040,305  $ 67,170,399  $ 280,300  $ 2,578,276
                                                              ===========  ============  ============  =========  ===========
Beginning units                                                   797,506     9,046,744     3,899,036     21,362      213,109
Units issued                                                      136,093     2,579,737     2,339,776         18       12,909
Units redeemed                                                   (148,517)     (676,460)     (391,354)    (1,716)     (53,308)
                                                              -----------  ------------  ------------  ---------  -----------
Ending units                                                      785,082    10,950,021     5,847,458     19,664      172,710
                                                              ===========  ============  ============  =========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                 SAST SA     SAST SA     SAST SA      SAST SA      SAST SA
                                                                 Columbia    Columbia   DFA Ultra    DFA Ultra   Dogs of Wall
                                                                Technology  Technology  Short Bond   Short Bond     Street
                                                                Portfolio   Portfolio   Portfolio    Portfolio    Portfolio
                                                                 Class 1     Class 3     Class 1      Class 3      Class 1
                                                                ---------- -----------  ----------  -----------  ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $      --  $        --  $   13,187  $   100,195   $   27,010
   Mortality and expense risk and administrative charges           (5,261)     (53,073)    (18,143)    (172,943)     (19,156)
                                                                ---------  -----------  ----------  -----------   ----------
   Net investment income (loss)                                    (5,261)     (53,073)     (4,956)     (72,748)       7,854
   Net realized gain (loss)                                        85,394      234,085        (132)      13,868      159,950
   Capital gain distribution from mutual funds                     40,486      517,194          --           --      127,807
   Change in unrealized appreciation (depreciation) of
     investments                                                 (153,317)  (1,069,492)      5,042       30,929     (311,448)
                                                                ---------  -----------  ----------  -----------   ----------
Increase (decrease) in net assets from operations                 (32,698)    (371,286)        (46)     (27,951)     (15,837)
                                                                ---------  -----------  ----------  -----------   ----------
From contract transactions:
   Payments received from contract owners                              50      182,506       1,100    1,371,768           --
   Payments for contract benefits or terminations                 (20,783)    (373,391)   (107,905)  (3,032,404)    (252,835)
   Transfers between sub-accounts (including fixed account),
     net                                                           (6,222)     570,414      69,661      969,478     (124,264)
   Contract maintenance charges                                       (52)      (8,775)       (919)     (97,750)        (299)
   Adjustments to net assets allocated to contracts in payout
     period                                                            --           --         108            3           --
                                                                ---------  -----------  ----------  -----------   ----------
Increase (decrease) in net assets from contract transactions      (27,007)     370,754     (37,955)    (788,905)    (377,398)
                                                                ---------  -----------  ----------  -----------   ----------
Increase (decrease) in net assets                                 (59,705)        (532)    (38,001)    (816,856)    (393,235)
Net assets at beginning of period                                 323,045    3,172,910   1,221,883   12,867,421    1,420,150
                                                                ---------  -----------  ----------  -----------   ----------
Net assets at end of period                                     $ 263,340  $ 3,172,378  $1,183,882  $12,050,565   $1,026,915
                                                                =========  ===========  ==========  ===========   ==========
Beginning units                                                    52,906      279,806     102,824    1,352,882       45,832
Units issued                                                       20,355       74,439       6,105      724,792          133
Units redeemed                                                    (25,583)     (53,509)     (9,308)    (818,788)     (12,211)
                                                                ---------  -----------  ----------  -----------   ----------
Ending units                                                       47,678      300,736      99,621    1,258,886       33,754
                                                                =========  ===========  ==========  ===========   ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $      --  $        --  $    3,915  $     3,724   $   31,041
   Mortality and expense risk and administrative charges           (4,582)     (46,701)    (18,823)    (168,442)     (20,239)
                                                                ---------  -----------  ----------  -----------   ----------
   Net investment income (loss)                                    (4,582)     (46,701)    (14,908)    (164,718)      10,802
   Net realized gain (loss)                                        35,540      408,919        (563)      (9,215)     137,188
   Capital gain distribution from mutual funds                     40,217      388,316          --           --      107,572
   Change in unrealized appreciation (depreciation) of
     investments                                                    8,473       83,709       5,474       58,150      (42,829)
                                                                ---------  -----------  ----------  -----------   ----------
Increase (decrease) in net assets from operations                  79,648      834,243      (9,997)    (115,783)     212,733
                                                                ---------  -----------  ----------  -----------   ----------
From contract transactions:
   Payments received from contract owners                             160       98,745       1,025    1,178,291           --
   Payments for contract benefits or terminations                 (14,131)    (465,939)    (83,306)  (1,130,013)    (127,886)
   Transfers between sub-accounts (including fixed account),
     net                                                           31,046      108,124      13,351    1,659,181        2,715
   Contract maintenance charges                                       (60)      (9,032)       (978)     (91,100)        (362)
   Adjustments to net assets allocated to contracts in payout
     period                                                            --           --         111           12           --
                                                                ---------  -----------  ----------  -----------   ----------
Increase (decrease) in net assets from contract transactions       17,015     (268,102)    (69,797)   1,616,371     (125,533)
                                                                ---------  -----------  ----------  -----------   ----------
Increase (decrease) in net assets                                  96,663      566,141     (79,794)   1,500,588       87,200
Net assets at beginning of period                                 226,382    2,606,769   1,301,677   11,366,833    1,332,950
                                                                ---------  -----------  ----------  -----------   ----------
Net assets at end of period                                     $ 323,045  $ 3,172,910  $1,221,883  $12,867,421   $1,420,150
                                                                =========  ===========  ==========  ===========   ==========
Beginning units                                                    49,368      336,672     108,656    1,162,071       50,344
Units issued                                                       11,858       35,501       1,429      490,800        4,134
Units redeemed                                                     (8,320)     (92,367)     (7,261)    (299,989)      (8,646)
                                                                ---------  -----------  ----------  -----------   ----------
Ending units                                                       52,906      279,806     102,824    1,352,882       45,832
                                                                =========  ===========  ==========  ===========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                              SAST SA                              SAST SA
                                                                             Emerging    SAST SA     SAST SA      Fidelity
                                                                  SAST SA     Markets   Federated   Federated   Institutional
                                                                Dogs of Wall  Equity    Corporate   Corporate      AM Real
                                                                   Street      Index      Bond        Bond         Estate
                                                                 Portfolio   Portfolio  Portfolio   Portfolio     Portfolio
                                                                  Class 3     Class 3    Class 1     Class 3       Class 1
                                                                ------------ --------- ----------  -----------  -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $   175,152   $   334  $   90,253  $ 1,853,657   $   26,196
   Mortality and expense risk and administrative charges           (120,867)      (81)    (33,958)    (679,014)     (16,475)
                                                                -----------   -------  ----------  -----------   ----------
   Net investment income (loss)                                      54,285       253      56,295    1,174,643        9,721
   Net realized gain (loss)                                         202,990       (33)     26,267     (450,067)      28,659
   Capital gain distribution from mutual funds                      926,928        --      16,404      359,448       73,292
   Change in unrealized appreciation (depreciation) of
     investments                                                 (1,323,027)   (1,791)   (196,046)  (3,252,886)    (214,943)
                                                                -----------   -------  ----------  -----------   ----------
Increase (decrease) in net assets from operations                  (138,824)   (1,571)    (97,080)  (2,168,862)    (103,271)
                                                                -----------   -------  ----------  -----------   ----------
From contract transactions:
   Payments received from contract owners                           110,021    28,877       7,912    1,494,490           --
   Payments for contract benefits or terminations                  (836,625)       --    (273,075)  (5,311,090)     (34,874)
   Transfers between sub-accounts (including fixed account),
     net                                                           (206,289)     (300)    126,615   (1,734,947)    (177,807)
   Contract maintenance charges                                     (30,749)       --        (496)    (414,772)        (237)
   Adjustments to net assets allocated to contracts in payout
     period                                                               1        --       1,385           14           --
                                                                -----------   -------  ----------  -----------   ----------
Increase (decrease) in net assets from contract transactions       (963,641)   28,577    (137,659)  (5,966,305)    (212,918)
                                                                -----------   -------  ----------  -----------   ----------
Increase (decrease) in net assets                                (1,102,465)   27,006    (234,739)  (8,135,167)    (316,189)
Net assets at beginning of period                                 8,463,544        --   2,274,978   49,823,787    1,303,471
                                                                -----------   -------  ----------  -----------   ----------
Net assets at end of period                                     $ 7,361,079   $27,006  $2,040,239  $41,688,620   $  987,282
                                                                ===========   =======  ==========  ===========   ==========
Beginning units                                                     332,992        --      72,713    2,552,285       34,738
Units issued                                                         25,145     3,208       5,721      324,772           78
Units redeemed                                                      (58,553)      (35)    (10,278)    (624,139)      (6,255)
                                                                -----------   -------  ----------  -----------   ----------
Ending units                                                        299,584     3,173      68,156    2,252,918       28,561
                                                                ===========   =======  ==========  ===========   ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $   170,909   $    --  $  101,543  $ 2,096,639   $   41,683
   Mortality and expense risk and administrative charges           (116,627)       --     (36,600)    (717,785)     (22,293)
                                                                -----------   -------  ----------  -----------   ----------
   Net investment income (loss)                                      54,282        --      64,943    1,378,854       19,390
   Net realized gain (loss)                                         315,423        --      78,527      225,673       80,237
   Capital gain distribution from mutual funds                      653,001        --      10,331      225,038      194,786
   Change in unrealized appreciation (depreciation) of
     investments                                                    204,472        --     (33,402)     451,120     (237,642)
                                                                -----------   -------  ----------  -----------   ----------
Increase (decrease) in net assets from operations                 1,227,178        --     120,399    2,280,685       56,771
                                                                -----------   -------  ----------  -----------   ----------
From contract transactions:
   Payments received from contract owners                           609,222        --       6,369    2,897,088           --
   Payments for contract benefits or terminations                  (702,856)       --    (551,567)  (4,538,322)    (243,348)
   Transfers between sub-accounts (including fixed account),
     net                                                            458,749        --     159,044    3,147,834      (39,253)
   Contract maintenance charges                                     (31,480)       --        (553)    (423,384)        (258)
   Adjustments to net assets allocated to contracts in payout
     period                                                               1        --       1,369         (121)          --
                                                                -----------   -------  ----------  -----------   ----------
Increase (decrease) in net assets from contract transactions        333,636        --    (385,338)   1,083,095     (282,859)
                                                                -----------   -------  ----------  -----------   ----------
Increase (decrease) in net assets                                 1,560,814        --    (264,939)   3,363,780     (226,088)
Net assets at beginning of period                                 6,902,730        --   2,539,917   46,460,007    1,529,559
                                                                -----------   -------  ----------  -----------   ----------
Net assets at end of period                                     $ 8,463,544   $    --  $2,274,978  $49,823,787   $1,303,471
                                                                ===========   =======  ==========  ===========   ==========
Beginning units                                                     308,818        --      85,268    2,452,999       42,312
Units issued                                                         87,314        --       7,003      677,777          383
Units redeemed                                                      (63,140)       --     (19,558)    (578,491)      (7,957)
                                                                -----------   -------  ----------  -----------   ----------
Ending units                                                        332,992        --      72,713    2,552,285       34,738
                                                                ===========   =======  ==========  ===========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                   SAST SA                SAST SA      SAST SA
                                                                  Fidelity     SAST SA     Fixed      Franklin      SAST SA
                                                                Institutional   Fixed      Income       Small     Global Index
                                                                   AM Real     Income   Intermediate   Company     Allocation
                                                                   Estate       Index      Index        Value        60-40
                                                                  Portfolio   Portfolio  Portfolio    Portfolio    Portfolio
                                                                   Class 3     Class 3    Class 3      Class 3      Class 3
                                                                ------------- --------- ------------ -----------  ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $   221,047  $ 15,942    $  7,122   $    71,576   $   25,415
   Mortality and expense risk and administrative charges            (162,232)   (4,037)     (2,332)     (151,042)      (4,169)
                                                                 -----------  --------    --------   -----------   ----------
   Net investment income (loss)                                       58,815    11,905       4,790       (79,466)      21,246
   Net realized gain (loss)                                         (431,895)   (1,499)       (206)      320,989         (736)
   Capital gain distribution from mutual funds                       700,781        --          --     1,364,626          320
   Change in unrealized appreciation (depreciation) of
     investments                                                  (1,172,253)   (7,599)       (945)   (3,026,837)     (86,966)
                                                                 -----------  --------    --------   -----------   ----------
Increase (decrease) in net assets from operations                   (844,552)    2,807       3,639    (1,420,688)     (66,136)
                                                                 -----------  --------    --------   -----------   ----------
From contract transactions:
   Payments received from contract owners                             87,716   409,987     233,865       243,674    1,043,146
   Payments for contract benefits or terminations                 (1,294,018)   (6,212)     (3,404)   (1,268,926)      (4,213)
   Transfers between sub-accounts (including fixed account),
     net                                                            (315,280)   99,721     258,288       782,909       15,952
   Contract maintenance charges                                      (76,058)   (3,355)     (2,650)      (73,045)      (3,354)
   Adjustments to net assets allocated to contracts in payout
     period                                                              (59)       --          --             7           --
                                                                 -----------  --------    --------   -----------   ----------
Increase (decrease) in net assets from contract transactions      (1,597,699)  500,141     486,099      (315,381)   1,051,531
                                                                 -----------  --------    --------   -----------   ----------
Increase (decrease) in net assets                                 (2,442,251)  502,948     489,738    (1,736,069)     985,395
Net assets at beginning of period                                 11,595,243    51,675       4,003    10,460,782           --
                                                                 -----------  --------    --------   -----------   ----------
Net assets at end of period                                      $ 9,152,992  $554,623    $493,741   $ 8,724,713   $  985,395
                                                                 ===========  ========    ========   ===========   ==========
Beginning units                                                      603,454     5,160         404       565,091           --
Units issued                                                          62,681    60,383      53,168        97,501      107,246
Units redeemed                                                      (135,735)   (8,895)     (3,314)     (114,024)      (1,737)
                                                                 -----------  --------    --------   -----------   ----------
Ending units                                                         530,400    56,648      50,258       548,568      105,509
                                                                 ===========  ========    ========   ===========   ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $   304,593  $     --    $     --   $    40,393   $       --
   Mortality and expense risk and administrative charges            (181,480)      (65)         (5)     (165,474)          --
                                                                 -----------  --------    --------   -----------   ----------
   Net investment income (loss)                                      123,113       (65)         (5)     (125,081)          --
   Net realized gain (loss)                                          425,499        --          --       717,125           --
   Capital gain distribution from mutual funds                     1,566,627        --          --     1,266,221           --
   Change in unrealized appreciation (depreciation) of
     investments                                                  (1,705,059)       97           3    (1,125,671)          --
                                                                 -----------  --------    --------   -----------   ----------
Increase (decrease) in net assets from operations                    410,180        32          (2)      732,594           --
                                                                 -----------  --------    --------   -----------   ----------
From contract transactions:
   Payments received from contract owners                             24,656    17,113          --        66,501           --
   Payments for contract benefits or terminations                 (1,370,924)      (12)         (6)   (1,033,889)          --
   Transfers between sub-accounts (including fixed account),
     net                                                             611,946    34,542       4,011    (2,637,965)          --
   Contract maintenance charges                                      (81,143)       --          --       (75,223)          --
   Adjustments to net assets allocated to contracts in payout
     period                                                             (135)       --          --           (52)          --
                                                                 -----------  --------    --------   -----------   ----------
Increase (decrease) in net assets from contract transactions        (815,600)   51,643       4,005    (3,680,628)          --
                                                                 -----------  --------    --------   -----------   ----------
Increase (decrease) in net assets                                   (405,420)   51,675       4,003    (2,948,034)          --
Net assets at beginning of period                                 12,000,663        --          --    13,408,816           --
                                                                 -----------  --------    --------   -----------   ----------
Net assets at end of period                                      $11,595,243  $ 51,675    $  4,003   $10,460,782   $       --
                                                                 ===========  ========    ========   ===========   ==========
Beginning units                                                      638,220        --          --       783,881           --
Units issued                                                         115,636     5,166         405       127,567           --
Units redeemed                                                      (150,402)       (6)         (1)     (346,357)          --
                                                                 -----------  --------    --------   -----------   ----------
Ending units                                                         603,454     5,160         404       565,091           --
                                                                 ===========  ========    ========   ===========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                                                      SAST SA
                                                                  SAST SA      SAST SA      SAST SA      SAST SA      Goldman
                                                                Global Index Global Index   Goldman      Goldman    Sachs Multi-
                                                                 Allocation   Allocation  Sachs Global Sachs Global    Asset
                                                                   75-25        90-10         Bond         Bond       Insights
                                                                 Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                                                                  Class 3      Class 3      Class 1      Class 3      Class 3
                                                                ------------ ------------ ------------ ------------ ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $   30,892   $  158,701   $   33,994  $   816,213   $   13,229
   Mortality and expense risk and administrative charges             (4,506)     (23,663)     (14,027)    (308,023)     (10,028)
                                                                 ----------   ----------   ----------  -----------   ----------
   Net investment income (loss)                                      26,386      135,038       19,967      508,190        3,201
   Net realized gain (loss)                                            (742)        (806)     (20,660)    (260,202)      (1,035)
   Capital gain distribution from mutual funds                          532          951           --           --       13,425
   Change in unrealized appreciation (depreciation) of
     investments                                                   (114,349)    (778,980)     (37,509)  (1,124,572)    (125,704)
                                                                 ----------   ----------   ----------  -----------   ----------
Increase (decrease) in net assets from operations                   (88,173)    (643,797)     (38,202)    (876,584)    (110,113)
                                                                 ----------   ----------   ----------  -----------   ----------
From contract transactions:
   Payments received from contract owners                         1,225,053    6,529,279          275    1,385,366    1,132,105
   Payments for contract benefits or terminations                   (18,605)     (54,547)    (142,298)  (2,270,008)     (22,417)
   Transfers between sub-accounts (including fixed account),
     net                                                             22,432      219,810        5,117      271,869      347,601
   Contract maintenance charges                                      (3,209)     (16,557)        (218)    (207,137)      (7,667)
   Adjustments to net assets allocated to contracts in payout
     period                                                              --           --           --            5           --
                                                                 ----------   ----------   ----------  -----------   ----------
Increase (decrease) in net assets from contract transactions      1,225,671    6,677,985     (137,124)    (819,905)   1,449,622
                                                                 ----------   ----------   ----------  -----------   ----------
Increase (decrease) in net assets                                 1,137,498    6,034,188     (175,326)  (1,696,489)   1,339,509
Net assets at beginning of period                                        --           --    1,006,378   21,589,068           --
                                                                 ----------   ----------   ----------  -----------   ----------
Net assets at end of period                                      $1,137,498   $6,034,188   $  831,052  $19,892,579   $1,339,509
                                                                 ==========   ==========   ==========  ===========   ==========
Beginning units                                                          --           --       44,259    1,609,286           --
Units issued                                                        126,701      700,051          732      398,229      147,904
Units redeemed                                                       (2,454)     (25,879)      (6,936)    (448,228)      (3,640)
                                                                 ----------   ----------   ----------  -----------   ----------
Ending units                                                        124,247      674,172       38,055    1,559,287      144,264
                                                                 ==========   ==========   ==========  ===========   ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $       --   $       --   $   30,076  $   581,380   $       --
   Mortality and expense risk and administrative charges                 --           --      (13,284)    (292,334)          --
                                                                 ----------   ----------   ----------  -----------   ----------
   Net investment income (loss)                                          --           --       16,792      289,046           --
   Net realized gain (loss)                                              --           --       (9,476)    (192,321)          --
   Change in unrealized appreciation (depreciation) of
     investments                                                         --           --       36,181      848,888           --
                                                                 ----------   ----------   ----------  -----------   ----------
Increase (decrease) in net assets from operations                        --           --       43,497      945,613           --
                                                                 ----------   ----------   ----------  -----------   ----------
From contract transactions:
   Payments received from contract owners                                --           --          256    1,838,578           --
   Payments for contract benefits or terminations                        --           --      (62,298)  (2,019,451)          --
   Transfers between sub-accounts (including fixed account),
     net                                                                 --           --      188,866    2,549,672           --
   Contract maintenance charges                                          --           --         (222)    (192,134)          --
   Adjustments to net assets allocated to contracts in payout
     period                                                              --           --          405          (35)          --
                                                                 ----------   ----------   ----------  -----------   ----------
Increase (decrease) in net assets from contract transactions             --           --      127,007    2,176,630           --
                                                                 ----------   ----------   ----------  -----------   ----------
Increase (decrease) in net assets                                        --           --      170,504    3,122,243           --
Net assets at beginning of period                                        --           --      835,874   18,466,825           --
                                                                 ----------   ----------   ----------  -----------   ----------
Net assets at end of period                                      $       --   $       --   $1,006,378  $21,589,068   $       --
                                                                 ==========   ==========   ==========  ===========   ==========
Beginning units                                                          --           --       38,674    1,430,897           --
Units issued                                                             --           --        9,382      527,597           --
Units redeemed                                                           --           --       (3,797)    (349,208)          --
                                                                 ----------   ----------   ----------  -----------   ----------
Ending units                                                             --           --       44,259    1,609,286           --
                                                                 ==========   ==========   ==========  ===========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                 SAST SA      SAST SA      SAST SA                     SAST SA
                                                                  Index        Index        Index        SAST SA       Invesco
                                                                Allocation   Allocation   Allocation  International    Growth
                                                                  60-40        80-20        90-10         Index     Opportunities
                                                                Portfolio    Portfolio    Portfolio     Portfolio     Portfolio
                                                                 Class 3      Class 3      Class 3       Class 3       Class 1
                                                                ----------  -----------  -----------  ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $  296,284  $   606,962  $   979,534    $  2,064      $      --
   Mortality and expense risk and administrative charges           (94,468)    (206,057)    (295,642)       (801)        (5,667)
                                                                ----------  -----------  -----------    --------      ---------
   Net investment income (loss)                                    201,816      400,905      683,892       1,263         (5,667)
   Net realized gain (loss)                                         49,515       99,644       72,083        (347)        28,725
   Capital gain distribution from mutual funds                      62,054      140,508      221,130         174         31,861
   Change in unrealized appreciation (depreciation) of
     investments                                                  (967,604)  (2,368,726)  (4,219,078)    (18,214)       (68,886)
                                                                ----------  -----------  -----------    --------      ---------
Increase (decrease) in net assets from operations                 (654,219)  (1,727,669)  (3,241,973)    (17,124)       (13,967)
                                                                ----------  -----------  -----------    --------      ---------
From contract transactions:
   Payments received from contract owners                        7,265,326   12,661,079   17,711,489     111,070             --
   Payments for contract benefits or terminations                 (232,013)    (479,696)    (603,759)     (1,539)      (108,207)
   Transfers between sub-accounts (including fixed
     account), net                                                 879,427     (179,686)   5,920,617       6,761         28,945
   Contract maintenance charges                                    (76,158)    (205,516)    (271,309)        (12)           (75)
   Adjustments to net assets allocated to contracts in payout
     period                                                             --           --           --          --            229
                                                                ----------  -----------  -----------    --------      ---------
Increase (decrease) in net assets from contract transactions     7,836,582   11,796,181   22,757,038     116,280        (79,108)
                                                                ----------  -----------  -----------    --------      ---------
Increase (decrease) in net assets                                7,182,363   10,068,512   19,515,065      99,156        (93,075)
Net assets at beginning of period                                2,717,199    9,544,053   12,344,776       4,001        351,909
                                                                ----------  -----------  -----------    --------      ---------
Net assets at end of period                                     $9,899,562  $19,612,565  $31,859,841    $103,157      $ 258,834
                                                                ==========  ===========  ===========    ========      =========
Beginning units                                                    247,250      844,810    1,077,272         387         30,268
Units issued                                                       778,273    1,147,671    2,105,062      11,595          4,119
Units redeemed                                                     (65,754)    (106,137)    (130,674)       (201)       (10,653)
                                                                ----------  -----------  -----------    --------      ---------
Ending units                                                       959,769    1,886,344    3,051,660      11,781         23,734
                                                                ==========  ===========  ===========    ========      =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $   18,497  $    91,871  $   139,201    $     72      $      --
   Mortality and expense risk and administrative charges           (16,654)     (41,438)     (49,434)         (5)        (5,228)
                                                                ----------  -----------  -----------    --------      ---------
   Net investment income (loss)                                      1,843       50,433       89,767          67         (5,228)
   Net realized gain (loss)                                          8,782       11,544       19,885          --         17,418
   Capital gain distribution from mutual funds                      18,873       48,879       64,116          10         11,192
   Change in unrealized appreciation (depreciation) of
     investments                                                   108,055      375,258      461,242           2         47,536
                                                                ----------  -----------  -----------    --------      ---------
Increase (decrease) in net assets from operations                  137,553      486,114      635,010          79         70,918
                                                                ----------  -----------  -----------    --------      ---------
From contract transactions:
   Payments received from contract owners                        2,589,780    8,416,216   10,113,647       3,932             --
   Payments for contract benefits or terminations                   (8,187)    (115,603)     (78,016)         --        (20,234)
   Transfers between sub-accounts (including fixed
     account), net                                                   3,977      791,061    1,708,338         (10)       (14,806)
   Contract maintenance charges                                     (5,924)     (33,735)     (34,203)         --            (74)
   Adjustments to net assets allocated to contracts in payout
     period                                                             --           --           --          --           (256)
                                                                ----------  -----------  -----------    --------      ---------
Increase (decrease) in net assets from contract transactions     2,579,646    9,057,939   11,709,766       3,922        (35,370)
                                                                ----------  -----------  -----------    --------      ---------
Increase (decrease) in net assets                                2,717,199    9,544,053   12,344,776       4,001         35,548
Net assets at beginning of period                                       --           --           --          --        316,361
                                                                ----------  -----------  -----------    --------      ---------
Net assets at end of period                                     $2,717,199  $ 9,544,053  $12,344,776    $  4,001      $ 351,909
                                                                ==========  ===========  ===========    ========      =========
Beginning units                                                         --           --           --          --         33,462
Units issued                                                       262,115      862,600    1,136,483         388          1,639
Units redeemed                                                     (14,865)     (17,790)     (59,211)         (1)        (4,833)
                                                                ----------  -----------  -----------    --------      ---------
Ending units                                                       247,250      844,810    1,077,272         387         30,268
                                                                ==========  ===========  ===========    ========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                 SAST SA                    SAST SA     SAST SA     SAST SA
                                                                 Invesco       SAST SA       Janus     JPMorgan    JPMorgan
                                                                 Growth      Invesco VCP    Focused   Diversified Diversified
                                                              Opportunities Equity-Income   Growth     Balanced    Balanced
                                                                Portfolio     Portfolio    Portfolio   Portfolio   Portfolio
                                                                 Class 3       Class 3      Class 3     Class 1     Class 3
                                                              ------------- ------------- ----------  ----------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                   $        --  $  3,970,828  $       --  $   36,685  $   194,129
   Mortality and expense risk and administrative charges          (125,811)   (2,343,194)    (81,998)    (39,383)    (194,436)
                                                               -----------  ------------  ----------  ----------  -----------
   Net investment income (loss)                                   (125,811)    1,627,634     (81,998)     (2,698)        (307)
   Net realized gain (loss)                                        349,635     4,414,307     296,648     148,875       90,122
   Capital gain distribution from mutual funds                     835,323     4,246,497     391,931     145,150      887,173
   Change in unrealized appreciation (depreciation) of
     investments                                                (1,308,429)  (28,671,891)   (577,669)   (516,347)  (2,315,997)
                                                               -----------  ------------  ----------  ----------  -----------
Increase (decrease) in net assets from operations                 (249,282)  (18,383,453)     28,912    (225,020)  (1,339,009)
                                                               -----------  ------------  ----------  ----------  -----------
From contract transactions:
   Payments received from contract owners                          218,288    12,878,528     186,901          75    1,758,159
   Payments for contract benefits or terminations               (1,034,349)   (7,317,470)   (591,778)   (288,579)  (1,293,495)
   Transfers between sub-accounts (including fixed
     account), net                                                (584,754)   (5,242,662)   (145,398)   (125,477)     758,845
   Contract maintenance charges                                    (63,427)   (1,701,412)    (34,302)       (838)    (115,087)
   Adjustments to net assets allocated to contracts in
     payout period                                                       7            --           2        (424)          --
                                                               -----------  ------------  ----------  ----------  -----------
Increase (decrease) in net assets from contract transactions    (1,464,235)   (1,383,016)   (584,575)   (415,243)   1,108,422
                                                               -----------  ------------  ----------  ----------  -----------
Increase (decrease) in net assets                               (1,713,517)  (19,766,469)   (555,663)   (640,263)    (230,587)
Net assets at beginning of period                                8,586,319   163,931,158   5,342,729   2,813,079   13,538,398
                                                               -----------  ------------  ----------  ----------  -----------
Net assets at end of period                                    $ 6,872,802  $144,164,689  $4,787,066  $2,172,816  $13,307,811
                                                               ===========  ============  ==========  ==========  ===========
Beginning units                                                    544,261    12,345,151     262,349      98,903      734,399
Units issued                                                        57,243     2,878,850      30,447       1,565      182,100
Units redeemed                                                    (138,303)   (2,973,792)    (57,125)    (16,425)    (115,670)
                                                               -----------  ------------  ----------  ----------  -----------
Ending units                                                       463,201    12,250,209     235,671      84,043      800,829
                                                               ===========  ============  ==========  ==========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                   $        --  $  1,273,805  $       --  $   44,182  $   178,330
   Mortality and expense risk and administrative charges          (130,483)   (2,037,578)    (81,410)    (41,214)    (178,966)
                                                               -----------  ------------  ----------  ----------  -----------
   Net investment income (loss)                                   (130,483)     (763,773)    (81,410)      2,968         (636)
   Net realized gain (loss)                                        296,673       502,005     207,086      90,686    1,147,348
   Capital gain distribution from mutual funds                     296,886            --     406,087     132,987      619,004
   Change in unrealized appreciation (depreciation) of
     investments                                                 1,283,128    11,980,422     765,339     101,906     (292,019)
                                                               -----------  ------------  ----------  ----------  -----------
Increase (decrease) in net assets from operations                1,746,204    11,718,654   1,297,102     328,547    1,473,697
                                                               -----------  ------------  ----------  ----------  -----------
From contract transactions:
   Payments received from contract owners                           18,140    18,879,124      35,380          75    1,601,710
   Payments for contract benefits or terminations                 (881,757)   (4,817,756)   (448,169)   (275,915)  (1,352,244)
   Transfers between sub-accounts (including fixed
     account), net                                                (521,041)   21,436,748    (502,656)    123,166      313,505
   Contract maintenance charges                                    (64,642)   (1,462,434)    (34,506)       (935)     (90,767)
   Adjustments to net assets allocated to contracts in
     payout period                                                     (53)           --         (18)         40           --
                                                               -----------  ------------  ----------  ----------  -----------
Increase (decrease) in net assets from contract transactions    (1,449,353)   34,035,682    (949,969)   (153,569)     472,204
                                                               -----------  ------------  ----------  ----------  -----------
Increase (decrease) in net assets                                  296,851    45,754,336     347,133     174,978    1,945,901
Net assets at beginning of period                                8,289,468   118,176,822   4,995,596   2,638,101   11,592,497
                                                               -----------  ------------  ----------  ----------  -----------
Net assets at end of period                                    $ 8,586,319  $163,931,158  $5,342,729  $2,813,079  $13,538,398
                                                               ===========  ============  ==========  ==========  ===========
Beginning units                                                    651,361     9,653,486     313,083     104,659      717,125
Units issued                                                        43,952     3,365,045      14,240       4,779      524,545
Units redeemed                                                    (151,052)     (673,380)    (64,974)    (10,535)    (507,271)
                                                               -----------  ------------  ----------  ----------  -----------
Ending units                                                       544,261    12,345,151     262,349      98,903      734,399
                                                               ===========  ============  ==========  ==========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                  SAST SA     SAST SA      SAST SA      SAST SA      SAST SA
                                                                 JPMorgan    JPMorgan     JPMorgan     JPMorgan     JPMorgan
                                                                 Emerging    Emerging      Equity-      Equity-      Global
                                                                  Markets     Markets      Income       Income      Equities
                                                                 Portfolio   Portfolio    Portfolio    Portfolio    Portfolio
                                                                  Class 1     Class 3      Class 1      Class 3      Class 1
                                                                ----------  -----------  -----------  -----------  ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $   28,623  $   136,861  $   150,473  $   198,423  $   24,953
   Mortality and expense risk and administrative charges           (20,728)    (108,136)    (113,426)    (158,070)    (21,164)
                                                                ----------  -----------  -----------  -----------  ----------
   Net investment income (loss)                                      7,895       28,725       37,047       40,353       3,789
   Net realized gain (loss)                                         49,121      278,015      374,335      446,999      32,004
   Capital gain distribution from mutual funds                          --           --      441,062      662,957     186,200
   Change in unrealized appreciation (depreciation) of
     investments                                                  (358,275)  (1,838,977)  (1,259,233)  (1,743,524)   (391,613)
                                                                ----------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets from operations                 (301,259)  (1,532,237)    (406,789)    (593,215)   (169,620)
                                                                ----------  -----------  -----------  -----------  ----------
From contract transactions:
   Payments received from contract owners                               --      271,247        1,457      507,680          75
   Payments for contract benefits or terminations                  (96,864)    (904,943)    (641,531)  (1,113,003)    (63,336)
   Transfers between sub-accounts (including fixed
     account), net                                                  40,948      525,362      (95,797)     132,040      61,853
   Contract maintenance charges                                       (339)     (43,385)      (2,117)     (68,357)       (359)
   Adjustments to net assets allocated to contracts in payout
     period                                                            976           --         (686)          --          57
                                                                ----------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets from contract transactions       (55,279)    (151,719)    (738,674)    (541,640)     (1,710)
                                                                ----------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets                                 (356,538)  (1,683,956)  (1,145,463)  (1,134,855)   (171,330)
Net assets at beginning of period                                1,471,271    7,702,069    7,697,607   10,734,698   1,366,708
                                                                ----------  -----------  -----------  -----------  ----------
Net assets at end of period                                     $1,114,733  $ 6,018,113  $ 6,552,144  $ 9,599,843  $1,195,378
                                                                ==========  ===========  ===========  ===========  ==========
Beginning units                                                     65,328      453,299      127,921      499,776      40,106
Units issued                                                         4,973      102,450          913       57,874       2,099
Units redeemed                                                      (7,944)    (103,488)     (13,107)     (81,733)     (2,153)
                                                                ----------  -----------  -----------  -----------  ----------
Ending units                                                        62,357      452,261      115,727      475,917      40,052
                                                                ==========  ===========  ===========  ===========  ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $   26,529  $   122,734  $   156,797  $   198,842  $   22,736
   Mortality and expense risk and administrative charges           (20,154)    (116,011)    (112,939)    (153,039)    (19,540)
                                                                ----------  -----------  -----------  -----------  ----------
   Net investment income (loss)                                      6,375        6,723       43,858       45,803       3,196
   Net realized gain (loss)                                         56,711      285,934      455,807      705,293      60,042
   Capital gain distribution from mutual funds                          --           --      367,989      522,477          --
   Change in unrealized appreciation (depreciation) of
     investments                                                   374,774    2,163,631      274,257      300,040     197,671
                                                                ----------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets from operations                  437,860    2,456,288    1,141,911    1,573,613     260,909
                                                                ----------  -----------  -----------  -----------  ----------
From contract transactions:
   Payments received from contract owners                               --       82,865        6,150      222,744          75
   Payments for contract benefits or terminations                 (180,903)    (704,840)    (986,268)    (781,253)   (123,303)
   Transfers between sub-accounts (including fixed
     account), net                                                  44,546     (771,869)     (55,206)     (25,814)      3,955
   Contract maintenance charges                                       (380)     (49,370)      (2,331)     (69,046)       (387)
   Adjustments to net assets allocated to contracts in payout
     period                                                          1,055           --       (4,863)          --          48
                                                                ----------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets from contract transactions      (135,682)  (1,443,214)  (1,042,518)    (653,369)   (119,612)
                                                                ----------  -----------  -----------  -----------  ----------
Increase (decrease) in net assets                                  302,178    1,013,074       99,393      920,244     141,297
Net assets at beginning of period                                1,169,093    6,688,995    7,598,214    9,814,454   1,225,411
                                                                ----------  -----------  -----------  -----------  ----------
Net assets at end of period                                     $1,471,271  $ 7,702,069  $ 7,697,607  $10,734,698  $1,366,708
                                                                ==========  ===========  ===========  ===========  ==========
Beginning units                                                     72,748      537,340      147,116      531,957      44,041
Units issued                                                         3,885       50,714        2,574      129,892       2,055
Units redeemed                                                     (11,305)    (134,755)     (21,769)    (162,073)     (5,990)
                                                                ----------  -----------  -----------  -----------  ----------
Ending units                                                        65,328      453,299      127,921      499,776      40,106
                                                                ==========  ===========  ===========  ===========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                  SAST SA     SAST SA     SAST SA      SAST SA     SAST SA
                                                                 JPMorgan    JPMorgan    JPMorgan     JPMorgan    JPMorgan
                                                                  Global     MFS Core    MFS Core      Mid-Cap     Mid-Cap
                                                                 Equities      Bond        Bond        Growth      Growth
                                                                 Portfolio   Portfolio   Portfolio    Portfolio   Portfolio
                                                                  Class 3     Class 1     Class 3      Class 1     Class 3
                                                                ----------  ----------  -----------  ----------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $   31,495  $   27,924  $ 1,155,225  $       --  $        --
   Mortality and expense risk and administrative charges           (31,321)    (18,999)    (776,347)    (31,953)    (121,259)
                                                                ----------  ----------  -----------  ----------  -----------
   Net investment income (loss)                                        174       8,925      378,878     (31,953)    (121,259)
   Net realized gain (loss)                                        171,834      10,068     (515,745)    121,682      499,886
   Capital gain distribution from mutual funds                     273,811          --           --     240,550    1,003,233
   Change in unrealized appreciation (depreciation) of
     investments                                                  (689,617)    (49,988)  (1,071,493)   (444,038)  (1,854,627)
                                                                ----------  ----------  -----------  ----------  -----------
Increase (decrease) in net assets from operations                 (243,798)    (30,995)  (1,208,360)   (113,759)    (472,767)
                                                                ----------  ----------  -----------  ----------  -----------
From contract transactions:
   Payments received from contract owners                           44,759          --    1,622,610      13,538      346,646
   Payments for contract benefits or terminations                 (313,756)   (318,527)  (5,601,879)   (213,450)    (930,158)
   Transfers between sub-accounts (including fixed account),
     net                                                            97,237     (38,303)  (2,983,726)     (5,781)     583,994
   Contract maintenance charges                                    (10,512)       (380)    (496,870)       (485)     (30,952)
   Adjustments to net assets allocated to contracts in payout
     period                                                             --          11          114          --            4
                                                                ----------  ----------  -----------  ----------  -----------
Increase (decrease) in net assets from contract transactions      (182,272)   (357,199)  (7,459,751)   (206,178)     (30,466)
                                                                ----------  ----------  -----------  ----------  -----------
Increase (decrease) in net assets                                 (426,070)   (388,194)  (8,668,111)   (319,937)    (503,233)
Net assets at beginning of period                                2,239,833   1,487,146   55,503,550   2,035,821    7,784,279
                                                                ----------  ----------  -----------  ----------  -----------
Net assets at end of period                                     $1,813,763  $1,098,952  $46,835,439  $1,715,884  $ 7,281,046
                                                                ==========  ==========  ===========  ==========  ===========
Beginning units                                                    107,853      50,420    3,559,165      80,674      321,553
Units issued                                                        10,985         676      463,556       1,660       57,284
Units redeemed                                                     (13,576)    (13,055)    (942,621)     (9,748)     (58,031)
                                                                ----------  ----------  -----------  ----------  -----------
Ending units                                                       105,262      38,041    3,080,100      72,586      320,806
                                                                ==========  ==========  ===========  ==========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $   33,770  $   35,216  $ 1,176,906  $       --  $        --
   Mortality and expense risk and administrative charges           (32,651)    (20,432)    (791,871)    (29,017)    (112,264)
                                                                ----------  ----------  -----------  ----------  -----------
   Net investment income (loss)                                      1,119      14,784      385,035     (29,017)    (112,264)
   Net realized gain (loss)                                        103,988       8,400     (113,750)     85,834      459,835
   Capital gain distribution from mutual funds                          --          --           --     105,955      428,531
   Change in unrealized appreciation (depreciation) of
     investments                                                   318,682       7,648      857,374     300,475    1,008,305
                                                                ----------  ----------  -----------  ----------  -----------
Increase (decrease) in net assets from operations                  423,789      30,832    1,128,659     463,247    1,784,407
                                                                ----------  ----------  -----------  ----------  -----------
From contract transactions:
   Payments received from contract owners                           53,939       5,000    2,358,939      10,620       87,466
   Payments for contract benefits or terminations                 (102,876)    (70,421)  (4,320,958)   (138,043)    (655,551)
   Transfers between sub-accounts (including fixed account),
     net                                                           (77,835)    228,744    5,524,206      (7,772)    (302,614)
   Contract maintenance charges                                    (11,391)       (371)    (476,050)       (458)     (32,946)
   Adjustments to net assets allocated to contracts in payout
     period                                                             --           9         (117)        167          (18)
                                                                ----------  ----------  -----------  ----------  -----------
Increase (decrease) in net assets from contract transactions      (138,163)    162,961    3,086,020    (135,486)    (903,663)
                                                                ----------  ----------  -----------  ----------  -----------
Increase (decrease) in net assets                                  285,626     193,793    4,214,679     327,761      880,744
Net assets at beginning of period                                1,954,207   1,293,353   51,288,871   1,708,060    6,903,535
                                                                ----------  ----------  -----------  ----------  -----------
Net assets at end of period                                     $2,239,833  $1,487,146  $55,503,550  $2,035,821  $ 7,784,279
                                                                ==========  ==========  ===========  ==========  ===========
Beginning units                                                    113,765      44,896    3,324,578      86,434      363,553
Units issued                                                         9,063       8,975      991,973       2,240       37,461
Units redeemed                                                     (14,975)     (3,451)    (757,386)     (8,000)     (79,461)
                                                                ----------  ----------  -----------  ----------  -----------
Ending units                                                       107,853      50,420    3,559,165      80,674      321,553
                                                                ==========  ==========  ===========  ==========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                        SAST SA              SAST SA
                                                                         Large                Large     SAST SA      SAST SA
                                                                          Cap     SAST SA      Cap     Legg Mason   Legg Mason
                                                                        Growth   Large Cap    Value     BW Large     BW Large
                                                                         Index     Index      Index    Cap Value    Cap Value
                                                                       Portfolio Portfolio  Portfolio  Portfolio    Portfolio
                                                                        Class 3   Class 3    Class 3    Class 1      Class 3
                                                                       --------- ---------  --------- -----------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                            $   397  $  22,655   $   841  $   218,507  $   292,571
   Mortality and expense risk and administrative charges                   (382)    (4,697)     (196)    (196,762)    (314,586)
                                                                        -------  ---------   -------  -----------  -----------
   Net investment income (loss)                                              15     17,958       645       21,745      (22,015)
   Net realized gain (loss)                                                  79        213      (147)      16,566     (159,382)
   Capital gain distribution from mutual funds                              168     22,779       100    1,055,814    1,677,112
   Change in unrealized appreciation (depreciation) of investments       (7,146)  (113,384)   (6,225)  (2,386,425)  (3,573,916)
                                                                        -------  ---------   -------  -----------  -----------
Increase (decrease) in net assets from operations                        (6,884)   (72,434)   (5,627)  (1,292,300)  (2,078,201)
                                                                        -------  ---------   -------  -----------  -----------
From contract transactions:
   Payments received from contract owners                                18,243    901,488    93,031       18,299      210,836
   Payments for contract benefits or terminations                        (2,879)    (3,969)   (1,068)    (794,455)  (2,368,903)
   Transfers between sub-accounts (including fixed account), net         55,439        434       902      676,160    1,523,915
   Contract maintenance charges                                              --         --        --       (3,276)    (113,018)
   Adjustments to net assets allocated to contracts in payout period         --         --        --       (4,951)          --
                                                                        -------  ---------   -------  -----------  -----------
Increase (decrease) in net assets from contract transactions             70,803    897,953    92,865     (108,223)    (747,170)
                                                                        -------  ---------   -------  -----------  -----------
Increase (decrease) in net assets                                        63,919    825,519    87,238   (1,400,523)  (2,825,371)
Net assets at beginning of period                                            --         --        --   13,078,765   21,777,831
                                                                        -------  ---------   -------  -----------  -----------
Net assets at end of period                                             $63,919  $ 825,519   $87,238  $11,678,242  $18,952,460
                                                                        =======  =========   =======  ===========  ===========
Beginning units                                                              --         --        --      187,691      710,185
Units issued                                                              7,053     84,704     9,512       13,275      115,022
Units redeemed                                                             (372)      (783)     (116)     (14,704)    (107,694)
                                                                        -------  ---------   -------  -----------  -----------
Ending units                                                              6,681     83,921     9,396      186,262      717,513
                                                                        =======  =========   =======  ===========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                            $    --  $      --   $    --  $   223,417  $   332,230
   Mortality and expense risk and administrative charges                     --         --        --     (194,898)    (322,987)
                                                                        -------  ---------   -------  -----------  -----------
   Net investment income (loss)                                              --         --        --       28,519        9,243
   Net realized gain (loss)                                                  --         --        --      (53,333)    (445,657)
   Capital gain distribution from mutual funds                               --         --        --      435,583      749,754
   Change in unrealized appreciation (depreciation) of investments           --         --        --    1,795,291    3,357,102
                                                                        -------  ---------   -------  -----------  -----------
Increase (decrease) in net assets from operations                            --         --        --    2,206,060    3,670,442
                                                                        -------  ---------   -------  -----------  -----------
From contract transactions:
   Payments received from contract owners                                    --         --        --       20,705       86,686
   Payments for contract benefits or terminations                            --         --        --   (1,558,277)  (2,457,590)
   Transfers between sub-accounts (including fixed account), net             --         --        --     (393,159)    (813,413)
   Contract maintenance charges                                              --         --        --       (3,600)    (114,590)
   Adjustments to net assets allocated to contracts in payout period         --         --        --       (1,748)         (66)
                                                                        -------  ---------   -------  -----------  -----------
Increase (decrease) in net assets from contract transactions                 --         --        --   (1,936,079)  (3,298,973)
                                                                        -------  ---------   -------  -----------  -----------
Increase (decrease) in net assets                                            --         --        --      269,981      371,469
Net assets at beginning of period                                            --         --        --   12,808,784   21,406,362
                                                                        -------  ---------   -------  -----------  -----------
Net assets at end of period                                             $    --  $      --   $    --  $13,078,765  $21,777,831
                                                                        =======  =========   =======  ===========  ===========
Beginning units                                                              --         --        --      218,299      807,871
Units issued                                                                 --         --        --        2,286       86,048
Units redeemed                                                               --         --        --      (32,894)    (183,734)
                                                                        -------  ---------   -------  -----------  -----------
Ending units                                                                 --         --        --      187,691      710,185
                                                                        =======  =========   =======  ===========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                                         SAST SA       SAST SA
                                                                               SAST SA                     MFS           MFS
                                                                   SAST SA    MFS Blue     SAST SA    Massachusetts Massachusetts
                                                                 Legg Mason     Chip      MFS Blue      Investors     Investors
                                                                  Tactical     Growth    Chip Growth      Trust         Trust
                                                                Opportunities Portfolio   Portfolio     Portfolio     Portfolio
                                                                   Class 3     Class 1     Class 3       Class 1       Class 3
                                                                ------------- ---------  -----------  ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $   14,773   $   2,665  $    10,109   $   22,627    $    84,299
   Mortality and expense risk and administrative charges             (6,235)    (11,734)    (106,034)     (42,024)      (244,585)
                                                                 ----------   ---------  -----------   ----------    -----------
   Net investment income (loss)                                       8,538      (9,069)     (95,925)     (19,397)      (160,286)
   Net realized gain (loss)                                          (1,033)    112,356      477,401      114,274      1,471,925
   Capital gain distribution from mutual funds                        1,625      49,508      516,244      245,204      1,371,915
   Change in unrealized appreciation (depreciation) of
     investments                                                    (86,120)   (192,979)  (1,293,617)    (517,897)    (3,619,431)
                                                                 ----------   ---------  -----------   ----------    -----------
Increase (decrease) in net assets from operations                   (76,990)    (40,184)    (395,897)    (177,816)      (935,877)
                                                                 ----------   ---------  -----------   ----------    -----------
From contract transactions:
   Payments received from contract owners                         1,034,181       1,538      342,967          300         47,695
   Payments for contract benefits or terminations                    (8,387)   (186,795)    (519,891)    (118,408)    (2,451,771)
   Transfers between sub-accounts (including fixed
     account), net                                                  119,086     102,207      (76,267)      36,771       (194,061)
   Contract maintenance charges                                      (4,462)       (236)     (37,101)        (674)      (122,319)
   Adjustments to net assets allocated to contracts in payout
     period                                                              --          --            5        1,037             12
                                                                 ----------   ---------  -----------   ----------    -----------
Increase (decrease) in net assets from contract transactions      1,140,418     (83,286)    (290,287)     (80,974)    (2,720,444)
                                                                 ----------   ---------  -----------   ----------    -----------
Increase (decrease) in net assets                                 1,063,428    (123,470)    (686,184)    (258,790)    (3,656,321)
Net assets at beginning of period                                    37,027     715,022    7,011,959    2,704,926     17,539,771
                                                                 ----------   ---------  -----------   ----------    -----------
Net assets at end of period                                      $1,100,455   $ 591,552  $ 6,325,775   $2,446,136    $13,883,450
                                                                 ==========   =========  ===========   ==========    ===========
Beginning units                                                       3,601      55,712      404,083       56,319        679,930
Units issued                                                        115,339       8,644       45,326        2,378         25,944
Units redeemed                                                       (3,503)    (14,960)     (59,320)      (4,043)      (117,359)
                                                                 ----------   ---------  -----------   ----------    -----------
Ending units                                                        115,437      49,396      390,089       54,654        588,515
                                                                 ==========   =========  ===========   ==========    ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $      114   $   4,573  $    31,284   $   26,466    $   138,697
   Mortality and expense risk and administrative charges                (46)     (9,221)     (98,657)     (38,335)      (260,638)
                                                                 ----------   ---------  -----------   ----------    -----------
   Net investment income (loss)                                          68      (4,648)     (67,373)     (11,869)      (121,941)
   Net realized gain (loss)                                               1      56,749      504,484       95,821      1,512,601
   Capital gain distribution from mutual funds                           --      13,983      141,045       65,564        444,853
   Change in unrealized appreciation (depreciation) of
     investments                                                        632      71,386      896,630      342,283      1,529,019
                                                                 ----------   ---------  -----------   ----------    -----------
Increase (decrease) in net assets from operations                       701     137,470    1,474,786      491,799      3,364,532
                                                                 ----------   ---------  -----------   ----------    -----------
From contract transactions:
   Payments received from contract owners                            36,259       6,450      213,297       23,814        156,506
   Payments for contract benefits or terminations                        --     (20,538)    (578,087)    (133,433)    (1,655,553)
   Transfers between sub-accounts (including fixed
     account), net                                                       67      31,850     (181,385)     (12,584)      (957,511)
   Contract maintenance charges                                          --        (225)     (36,865)        (649)      (127,541)
   Adjustments to net assets allocated to contracts in payout
     period                                                              --          --          (34)        (718)           (87)
                                                                 ----------   ---------  -----------   ----------    -----------
Increase (decrease) in net assets from contract transactions         36,326      17,537     (583,074)    (123,570)    (2,584,186)
                                                                 ----------   ---------  -----------   ----------    -----------
Increase (decrease) in net assets                                    37,027     155,007      891,712      368,229        780,346
Net assets at beginning of period                                        --     560,015    6,120,247    2,336,697     16,759,425
                                                                 ----------   ---------  -----------   ----------    -----------
Net assets at end of period                                      $   37,027   $ 715,022  $ 7,011,959   $2,704,926    $17,539,771
                                                                 ==========   =========  ===========   ==========    ===========
Beginning units                                                          --      54,598      448,638       59,142        779,675
Units issued                                                          3,601      10,546       52,230        1,505         98,602
Units redeemed                                                           --      (9,432)     (96,785)      (4,328)      (198,347)
                                                                 ----------   ---------  -----------   ----------    -----------
Ending units                                                          3,601      55,712      404,083       56,319        679,930
                                                                 ==========   =========  ===========   ==========    ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                  SAST SA     SAST SA      SAST SA     SAST SA     SAST SA
                                                                MFS Telecom MFS Telecom   MFS Total   MFS Total    Mid Cap
                                                                  Utility     Utility      Return      Return       Index
                                                                 Portfolio   Portfolio    Portfolio   Portfolio   Portfolio
                                                                  Class 1     Class 3      Class 1     Class 3     Class 3
                                                                ----------- -----------  ----------  -----------  ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $  35,317  $    62,111  $   68,151  $   199,275   $   279
   Mortality and expense risk and administrative charges            (9,282)     (17,353)    (51,858)    (149,636)     (312)
                                                                 ---------  -----------  ----------  -----------   -------
   Net investment income (loss)                                     26,035       44,758      16,293       49,639       (33)
   Net realized gain (loss)                                         12,169     (102,985)    115,383      243,882         3
   Capital gain distribution from mutual funds                      95,579      186,167     180,976      601,150     1,141
   Change in unrealized appreciation (depreciation) of
     investments                                                  (114,759)     (93,807)   (552,456)  (1,676,350)   (7,507)
                                                                 ---------  -----------  ----------  -----------   -------
Increase (decrease) in net assets from operations                   19,024       34,133    (239,804)    (781,679)   (6,396)
                                                                 ---------  -----------  ----------  -----------   -------
From contract transactions:
   Payments received from contract owners                               --       49,992       3,862      822,426    41,250
   Payments for contract benefits or terminations                  (37,889)    (125,370)   (432,334)  (1,036,305)       --
   Transfers between sub-accounts (including fixed account),
     net                                                          (758,608)  (1,488,042)     29,526       15,172     3,321
   Contract maintenance charges                                       (127)      (4,558)     (1,199)     (71,394)       (3)
   Adjustments to net assets allocated to contracts in payout
     period                                                             22           --     (19,251)          54        --
                                                                 ---------  -----------  ----------  -----------   -------
Increase (decrease) in net assets from contract transactions      (796,602)  (1,567,978)   (419,396)    (270,047)   44,568
                                                                 ---------  -----------  ----------  -----------   -------
Increase (decrease) in net assets                                 (777,578)  (1,533,845)   (659,200)  (1,051,726)   38,172
Net assets at beginning of period                                  777,578    1,533,845   3,629,942   10,951,682     1,178
                                                                 ---------  -----------  ----------  -----------   -------
Net assets at end of period                                      $      --  $        --  $2,970,742  $ 9,899,956   $39,350
                                                                 =========  ===========  ==========  ===========   =======
Beginning units                                                     29,292       75,874      80,751      492,338       113
Units issued                                                             5        5,044         980       76,904     4,227
Units redeemed                                                     (29,297)     (80,918)    (10,528)     (72,235)      (14)
                                                                 ---------  -----------  ----------  -----------   -------
Ending units                                                            --           --      71,203      497,007     4,326
                                                                 =========  ===========  ==========  ===========   =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $  20,573  $    37,298  $   89,009  $   238,746   $     7
   Mortality and expense risk and administrative charges           (11,767)     (23,313)    (55,959)    (139,085)       (1)
                                                                 ---------  -----------  ----------  -----------   -------
   Net investment income (loss)                                      8,806       13,985      33,050       99,661         6
   Net realized gain (loss)                                         22,535       51,855     141,633      513,138        --
   Capital gain distribution from mutual funds                       7,562       15,134     192,876      572,014         8
   Change in unrealized appreciation (depreciation) of
     investments                                                    56,745      108,083       2,448     (226,090)      (10)
                                                                 ---------  -----------  ----------  -----------   -------
Increase (decrease) in net assets from operations                   95,648      189,057     370,007      958,723         4
                                                                 ---------  -----------  ----------  -----------   -------
From contract transactions:
   Payments received from contract owners                               --       45,619         920    1,548,637     1,174
   Payments for contract benefits or terminations                  (51,618)    (143,716)   (395,659)    (882,599)       --
   Transfers between sub-accounts (including fixed account),
     net                                                           (20,563)     (46,528)    (57,779)     506,693        --
   Contract maintenance charges                                       (202)      (6,289)     (1,331)     (56,149)       --
   Adjustments to net assets allocated to contracts in payout
     period                                                             27           --      (1,459)         (32)       --
                                                                 ---------  -----------  ----------  -----------   -------
Increase (decrease) in net assets from contract transactions       (72,356)    (150,914)   (455,308)   1,116,550     1,174
                                                                 ---------  -----------  ----------  -----------   -------
Increase (decrease) in net assets                                   23,292       38,143     (85,301)   2,075,273     1,178
Net assets at beginning of period                                  754,286    1,495,702   3,715,243    8,876,409        --
                                                                 ---------  -----------  ----------  -----------   -------
Net assets at end of period                                      $ 777,578  $ 1,533,845  $3,629,942  $10,951,682   $ 1,178
                                                                 =========  ===========  ==========  ===========   =======
Beginning units                                                     32,185       83,142      91,359      405,701        --
Units issued                                                            20        8,554       1,060      241,796       113
Units redeemed                                                      (2,913)     (15,822)    (11,668)    (155,159)       --
                                                                 ---------  -----------  ----------  -----------   -------
Ending units                                                        29,292       75,874      80,751      492,338       113
                                                                 =========  ===========  ==========  ===========   =======

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                 SAST SA       SAST SA
                                                                 Morgan        Morgan       SAST SA     SAST SA      SAST SA
                                                                 Stanley       Stanley    Oppenheimer Oppenheimer   PIMCO VCP
                                                              International International Main Street Main Street   Tactical
                                                                Equities      Equities     Large Cap   Large Cap    Balanced
                                                                Portfolio     Portfolio    Portfolio   Portfolio    Portfolio
                                                                 Class 1       Class 3      Class 1     Class 3      Class 3
                                                              ------------- ------------- ----------- ----------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                   $   19,504    $    67,159  $   16,804  $   32,826  $  3,467,529
   Mortality and expense risk and administrative charges          (24,052)      (107,829)    (24,501)    (58,568)   (1,727,222)
                                                               ----------    -----------  ----------  ----------  ------------
   Net investment income (loss)                                    (4,548)       (40,670)     (7,697)    (25,742)    1,740,307
   Net realized gain (loss)                                        11,121        231,523     230,559     166,099       718,503
   Capital gain distribution from mutual funds                     36,361        160,873      90,110     229,174    17,086,298
   Change in unrealized appreciation (depreciation) of
     investments                                                 (288,126)    (1,438,508)   (444,993)   (711,103)  (29,904,214)
                                                               ----------    -----------  ----------  ----------  ------------
Increase (decrease) in net assets from operations                (245,192)    (1,086,782)   (132,021)   (341,572)  (10,359,106)
                                                               ----------    -----------  ----------  ----------  ------------
From contract transactions:
   Payments received from contract owners                           1,440        156,950          --      41,026     6,283,257
   Payments for contract benefits or terminations                (109,225)    (1,004,908)   (138,028)   (312,974)   (5,470,077)
   Transfers between sub-accounts (including fixed
     account), net                                                  7,020        158,161    (151,785)    (31,436)    1,873,149
   Contract maintenance charges                                      (417)       (31,759)       (371)    (16,966)   (1,306,769)
   Adjustments to net assets allocated to contracts in
     payout period                                                    (55)            --      (6,223)         --            --
                                                               ----------    -----------  ----------  ----------  ------------
Increase (decrease) in net assets from contract transactions     (101,237)      (721,556)   (296,407)   (320,350)    1,379,560
                                                               ----------    -----------  ----------  ----------  ------------
Increase (decrease) in net assets                                (346,429)    (1,808,338)   (428,428)   (661,922)   (8,979,546)
Net assets at beginning of period                               1,707,605      7,920,738   1,753,324   4,031,814   121,336,298
                                                               ----------    -----------  ----------  ----------  ------------
Net assets at end of period                                    $1,361,176    $ 6,112,400  $1,324,896  $3,369,892  $112,356,752
                                                               ==========    ===========  ==========  ==========  ============
Beginning units                                                   104,137        562,691      45,860     176,548     9,363,132
Units issued                                                        2,699         76,042       1,759      11,174       970,639
Units redeemed                                                     (8,864)      (119,836)     (9,427)    (24,447)     (862,507)
                                                               ----------    -----------  ----------  ----------  ------------
Ending units                                                       97,972        518,897      38,192     163,275     9,471,264
                                                               ==========    ===========  ==========  ==========  ============
For the Year Ended December 31, 2017
From operations:
   Dividends                                                   $   19,501    $    74,437  $   17,537  $   32,523  $    201,657
   Mortality and expense risk and administrative charges          (25,208)      (119,389)    (25,560)    (59,187)   (1,558,475)
                                                               ----------    -----------  ----------  ----------  ------------
   Net investment income (loss)                                    (5,707)       (44,952)     (8,023)    (26,664)   (1,356,818)
   Net realized gain (loss)                                         2,789        184,605      78,868     203,990       509,764
   Capital gain distribution from mutual funds                         --             --      40,595      95,584     5,625,921
   Change in unrealized appreciation (depreciation) of
     investments                                                  346,752      1,446,641     124,131     267,500     9,988,062
                                                               ----------    -----------  ----------  ----------  ------------
Increase (decrease) in net assets from operations                 343,834      1,586,294     235,571     540,410    14,766,929
                                                               ----------    -----------  ----------  ----------  ------------
From contract transactions:
   Payments received from contract owners                           1,440        187,604          --      78,540    10,053,125
   Payments for contract benefits or terminations                (174,330)      (896,228)   (101,545)   (253,376)   (3,676,990)
   Transfers between sub-accounts (including fixed
     account), net                                                (12,191)      (235,158)      9,029      35,495     9,061,923
   Contract maintenance charges                                      (464)       (38,530)       (414)    (17,537)   (1,191,203)
   Adjustments to net assets allocated to contracts in
     payout period                                                    171             --          69          --            --
                                                               ----------    -----------  ----------  ----------  ------------
Increase (decrease) in net assets from contract transactions     (185,374)      (982,312)    (92,861)   (156,878)   14,246,855
                                                               ----------    -----------  ----------  ----------  ------------
Increase (decrease) in net assets                                 158,460        603,982     142,710     383,532    29,013,784
Net assets at beginning of period                               1,549,145      7,316,756   1,610,614   3,648,282    92,322,514
                                                               ----------    -----------  ----------  ----------  ------------
Net assets at end of period                                    $1,707,605    $ 7,920,738  $1,753,324  $4,031,814  $121,336,298
                                                               ==========    ===========  ==========  ==========  ============
Beginning units                                                   116,360        624,446      48,495     179,239     8,162,079
Units issued                                                        4,690         65,302         536      24,782     1,857,257
Units redeemed                                                    (16,913)      (127,057)     (3,171)    (27,473)     (656,204)
                                                               ----------    -----------  ----------  ----------  ------------
Ending units                                                      104,137        562,691      45,860     176,548     9,363,132
                                                               ==========    ===========  ==========  ==========  ============

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                 SAST SA       SAST SA
                                      SAST SA      SAST SA       Putnam        Putnam        SAST SA
                                     PineBridge   PineBridge  International International Schroders VCP
                                     High-Yield   High-Yield   Growth and    Growth and      Global
                                        Bond         Bond        Income        Income      Allocation
                                     Portfolio    Portfolio     Portfolio     Portfolio     Portfolio
                                      Class 1      Class 3       Class 1       Class 3       Class 3
                                     ----------  -----------  ------------- ------------- -------------
For the Year Ended December 31,
  2018
From operations:
   Dividends                         $  132,883  $   507,939   $   44,203    $   178,525  $  1,261,289
   Mortality and expense risk and
     administrative charges             (30,969)    (112,385)     (22,290)      (102,611)     (842,527)
                                     ----------  -----------   ----------    -----------  ------------
   Net investment income (loss)         101,914      395,554       21,913         75,914       418,762
   Net realized gain (loss)             (16,142)     (38,139)       9,961        349,512       486,453
   Capital gain distribution from
     mutual funds                            --           --           --             --     4,663,530
   Change in unrealized
     appreciation (depreciation)
     of investments                    (190,222)    (772,011)    (315,942)    (1,698,532)  (12,030,837)
                                     ----------  -----------   ----------    -----------  ------------
Increase (decrease) in net assets
  from operations                      (104,450)    (414,596)    (284,068)    (1,273,106)   (6,462,092)
                                     ----------  -----------   ----------    -----------  ------------
From contract transactions:
   Payments received from contract
     owners                               5,250      253,427        6,006        187,052     6,155,070
   Payments for contract benefits
     or terminations                   (206,451)    (878,168)    (125,520)    (1,026,569)   (2,588,765)
   Transfers between sub-accounts
     (including fixed account), net    (123,021)    (246,574)      59,911        235,343     1,260,449
   Contract maintenance charges            (550)     (40,298)        (341)       (40,257)     (665,821)
   Adjustments to net assets
     allocated to contracts in
     payout period                          875           43          882             --            --
                                     ----------  -----------   ----------    -----------  ------------
Increase (decrease) in net assets
  from contract transactions           (323,897)    (911,570)     (59,062)      (644,431)    4,160,933
                                     ----------  -----------   ----------    -----------  ------------
Increase (decrease) in net assets      (428,347)  (1,326,166)    (343,130)    (1,917,537)   (2,301,159)
Net assets at beginning of period     2,218,162    8,159,074    1,567,375      7,397,965    59,279,225
                                     ----------  -----------   ----------    -----------  ------------
Net assets at end of period          $1,789,815  $ 6,832,908   $1,224,245    $ 5,480,428  $ 56,978,066
                                     ==========  ===========   ==========    ===========  ============
Beginning units                          67,406      447,759       85,934        489,393     4,904,265
Units issued                                284       71,100        4,156         68,304       837,986
Units redeemed                          (10,232)    (116,689)      (7,336)       (97,901)     (490,663)
                                     ----------  -----------   ----------    -----------  ------------
Ending units                             57,458      402,170       82,754        459,796     5,251,588
                                     ==========  ===========   ==========    ===========  ============
For the Year Ended December 31,
  2017
From operations:
   Dividends                         $  199,419  $   707,571   $   22,811    $    89,972  $         --
   Mortality and expense risk and
     administrative charges             (34,374)    (116,786)     (22,478)      (117,186)     (676,988)
                                     ----------  -----------   ----------    -----------  ------------
   Net investment income (loss)         165,045      590,785          333        (27,214)     (676,988)
   Net realized gain (loss)              (8,509)      73,311        3,803        326,096       209,387
   Capital gain distribution from
     mutual funds                            --           --           --             --       600,084
   Change in unrealized
     appreciation (depreciation)
     of investments                      19,550      (61,297)     295,020      1,226,393     5,221,894
                                     ----------  -----------   ----------    -----------  ------------
Increase (decrease) in net assets
  from operations                       176,086      602,799      299,156      1,525,275     5,354,377
                                     ----------  -----------   ----------    -----------  ------------
From contract transactions:
   Payments received from contract
     owners                               5,250      294,909        5,950         34,660    11,097,557
   Payments for contract benefits
     or terminations                   (133,810)    (661,260)     (97,270)    (1,284,852)   (1,436,282)
   Transfers between sub-accounts
     (including fixed account), net     (47,201)     249,890        7,323       (599,217)   10,904,461
   Contract maintenance charges            (571)     (41,771)        (398)       (49,667)     (561,645)
   Adjustments to net assets
     allocated to contracts in
     payout period                          842           35        1,059             --            --
                                     ----------  -----------   ----------    -----------  ------------
Increase (decrease) in net assets
  from contract transactions           (175,490)    (158,197)     (83,336)    (1,899,076)   20,004,091
                                     ----------  -----------   ----------    -----------  ------------
Increase (decrease) in net assets           596      444,602      215,820       (373,801)   25,358,468
Net assets at beginning of period     2,217,566    7,714,472    1,351,555      7,771,766    33,920,757
                                     ----------  -----------   ----------    -----------  ------------
Net assets at end of period          $2,218,162  $ 8,159,074   $1,567,375    $ 7,397,965  $ 59,279,225
                                     ==========  ===========   ==========    ===========  ============
Beginning units                          72,836      450,349       90,864        632,576     3,130,489
Units issued                                666      133,150        3,699         25,813     2,071,397
Units redeemed                           (6,096)    (135,740)      (8,629)      (168,996)     (297,621)
                                     ----------  -----------   ----------    -----------  ------------
Ending units                             67,406      447,759       85,934        489,393     4,904,265
                                     ==========  ===========   ==========    ===========  ============

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                        SAST SA T.
                                                               SAST SA  Rowe Price
                                                                Small     Asset      SAST SA T.      SAST SA
                                                                 Cap    Allocation   Rowe Price     Templeton      SAST SA VCP
                                                                Index     Growth    VCP Balanced  Foreign Value      Dynamic
                                                              Portfolio Portfolio    Portfolio      Portfolio      Allocation
                                                               Class 3   Class 3      Class 3        Class 3    Portfolio Class 3
                                                              --------- ----------  ------------  ------------- -----------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                   $   168  $   37,962  $  2,792,146   $   932,832    $  34,523,744
   Mortality and expense risk and administrative charges          (233)    (37,423)   (1,610,869)     (337,314)     (13,708,416)
                                                               -------  ----------  ------------   -----------    -------------
   Net investment income (loss)                                    (65)        539     1,181,277       595,518       20,815,328
   Net realized gain (loss)                                         --      (3,223)    3,490,728       545,231       18,574,308
   Capital gain distribution from mutual funds                   1,274      18,606     7,639,655       464,070      103,751,220
   Change in unrealized appreciation (depreciation) of
     investments                                                (7,272)   (425,738)  (21,769,233)   (5,618,148)    (220,748,562)
                                                               -------  ----------  ------------   -----------    -------------
Increase (decrease) in net assets from operations               (6,063)   (409,816)   (9,457,573)   (4,013,329)     (77,607,706)
                                                               -------  ----------  ------------   -----------    -------------
From contract transactions:
   Payments received from contract owners                       30,162   4,949,119    18,265,191        92,419       18,690,818
   Payments for contract benefits or terminations                   --     (74,963)   (5,502,849)   (2,551,888)     (54,819,825)
   Transfers between sub-accounts (including fixed
     account), net                                              11,193     783,889    (5,849,261)    1,532,380       26,089,465
   Contract maintenance charges                                     --     (34,696)   (1,267,897)     (164,612)     (10,762,097)
   Adjustments to net assets allocated to contracts in
     payout period                                                  --          --            --           275               --
                                                               -------  ----------  ------------   -----------    -------------
Increase (decrease) in net assets from contract transactions    41,355   5,623,349     5,645,184    (1,091,426)     (20,801,639)
                                                               -------  ----------  ------------   -----------    -------------
Increase (decrease) in net assets                               35,292   5,213,533    (3,812,389)   (5,104,755)     (98,409,345)
Net assets at beginning of period                                   --     143,541   110,615,734    24,104,772      959,825,435
                                                               -------  ----------  ------------   -----------    -------------
Net assets at end of period                                    $35,292  $5,357,074  $106,803,345   $19,000,017    $ 861,416,090
                                                               =======  ==========  ============   ===========    =============
Beginning units                                                     --      13,952     8,914,698     1,638,818       67,549,971
Units issued                                                     4,026     572,499     2,341,632       171,001        7,131,771
Units redeemed                                                     (27)    (26,853)   (1,868,262)     (228,770)      (8,712,581)
                                                               -------  ----------  ------------   -----------    -------------
Ending units                                                     3,999     559,598     9,388,068     1,581,049       65,969,161
                                                               =======  ==========  ============   ===========    =============
For the Year Ended December 31, 2017
From operations:
   Dividends                                                   $    --  $      138  $     29,094   $   578,439    $  10,058,688
   Mortality and expense risk and administrative charges            --         (58)   (1,202,045)     (364,383)     (13,277,633)
                                                               -------  ----------  ------------   -----------    -------------
   Net investment income (loss)                                     --          80    (1,172,951)      214,056       (3,218,945)
   Net realized gain (loss)                                         --          --       553,377       778,088       16,871,691
   Capital gain distribution from mutual funds                      --          12       329,691            --       19,096,941
   Change in unrealized appreciation (depreciation) of
     investments                                                    --          32    13,640,530     3,323,931      118,524,137
                                                               -------  ----------  ------------   -----------    -------------
Increase (decrease) in net assets from operations                   --         124    13,350,647     4,316,075      151,273,824
                                                               -------  ----------  ------------   -----------    -------------
From contract transactions:
   Payments received from contract owners                           --     143,306    24,711,007        95,006       25,025,246
   Payments for contract benefits or terminations                   --          --    (2,887,335)   (2,339,499)     (45,310,301)
   Transfers between sub-accounts (including fixed
     account), net                                                  --         111    17,638,911    (1,163,616)     (11,728,470)
   Contract maintenance charges                                     --          --      (985,928)     (168,814)      (9,937,660)
   Adjustments to net assets allocated to contracts in
     payout period                                                  --          --            --          (274)              --
                                                               -------  ----------  ------------   -----------    -------------
Increase (decrease) in net assets from contract transactions        --     143,417    38,476,655    (3,577,197)     (41,951,185)
                                                               -------  ----------  ------------   -----------    -------------
Increase (decrease) in net assets                                   --     143,541    51,827,302       738,878      109,322,639
Net assets at beginning of period                                   --          --    58,788,432    23,365,894      850,502,796
                                                               -------  ----------  ------------   -----------    -------------
Net assets at end of period                                    $    --  $  143,541  $110,615,734   $24,104,772    $ 959,825,435
                                                               =======  ==========  ============   ===========    =============
Beginning units                                                     --          --     5,557,056     1,890,243       70,792,916
Units issued                                                        --      13,953     4,015,888       182,009        4,829,007
Units redeemed                                                      --          (1)     (658,246)     (433,434)      (8,071,952)
                                                               -------  ----------  ------------   -----------    -------------
Ending units                                                        --      13,952     8,914,698     1,638,818       67,549,971
                                                               =======  ==========  ============   ===========    =============

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                           SAST SA     SAST SA      SAST SA
                                                               SAST SA VCP     SAST SA     WellsCap    WellsCap    WellsCap
                                                                 Dynamic      VCP Index   Aggressive  Aggressive  Fundamental
                                                                Strategy      Allocation    Growth      Growth      Growth
                                                                Portfolio     Portfolio   Portfolio   Portfolio    Portfolio
                                                                 Class 3       Class 3     Class 1     Class 3      Class 1
                                                              -------------  -----------  ----------  ----------  -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                  $  22,259,172  $   468,725  $       --  $       --  $        --
   Mortality and expense risk and administrative charges         (8,694,542)    (114,359)    (23,249)    (42,627)     (29,768)
                                                              -------------  -----------  ----------  ----------  -----------
   Net investment income (loss)                                  13,564,630      354,366     (23,249)    (42,627)     (29,768)
   Net realized gain (loss)                                       9,688,005      (10,938)     68,580     152,436     (448,198)
   Capital gain distribution from mutual funds                   51,923,508       41,220     209,710     409,616    1,255,053
   Change in unrealized appreciation (depreciation) of
     investments                                               (125,269,984)  (2,301,112)   (365,505)   (774,304)    (509,761)
                                                              -------------  -----------  ----------  ----------  -----------
Increase (decrease) in net assets from operations               (50,093,841)  (1,916,464)   (110,464)   (254,879)     267,326
                                                              -------------  -----------  ----------  ----------  -----------
From contract transactions:
   Payments received from contract owners                        13,272,859   12,365,647       3,840      78,713        1,255
   Payments for contract benefits or terminations               (37,998,440)    (160,395)   (119,124)   (197,519)    (131,391)
   Transfers between sub-accounts (including fixed
     account), net                                                3,502,710    7,077,796       4,511     468,884   (2,407,343)
   Contract maintenance charges                                  (6,822,997)     (94,246)       (647)    (12,395)        (652)
   Adjustments to net assets allocated to contracts in
     payout period                                                       --           --         675          --         (247)
                                                              -------------  -----------  ----------  ----------  -----------
Increase (decrease) in net assets from contract transactions    (28,045,868)  19,188,802    (110,745)    337,683   (2,538,378)
                                                              -------------  -----------  ----------  ----------  -----------
Increase (decrease) in net assets                               (78,139,709)  17,272,338    (221,209)     82,804   (2,271,052)
Net assets at beginning of period                               610,999,598      753,797   1,505,241   2,436,791    2,271,052
                                                              -------------  -----------  ----------  ----------  -----------
Net assets at end of period                                   $ 532,859,889  $18,026,135  $1,284,032  $2,519,595  $        --
                                                              =============  ===========  ==========  ==========  ===========
Beginning units                                                  43,732,270       72,560      55,955     130,005       62,000
Units issued                                                      3,478,037    1,941,093         529      32,838        1,096
Units redeemed                                                   (5,549,877)    (113,949)     (4,490)    (17,494)     (63,096)
                                                              -------------  -----------  ----------  ----------  -----------
Ending units                                                     41,660,430    1,899,704      51,994     145,349           --
                                                              =============  ===========  ==========  ==========  ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                  $   6,215,305  $     1,325  $       --  $       --  $     5,494
   Mortality and expense risk and administrative charges         (8,462,591)        (776)    (21,555)    (37,122)     (31,274)
                                                              -------------  -----------  ----------  ----------  -----------
   Net investment income (loss)                                  (2,247,286)         549     (21,555)    (37,122)     (25,780)
   Net realized gain (loss)                                       7,738,639           68      81,408     162,615       28,694
   Capital gain distribution from mutual funds                   11,830,205          561          --          --      105,720
   Change in unrealized appreciation (depreciation) of
     investments                                                 71,398,885        6,646     284,497     442,315      480,388
                                                              -------------  -----------  ----------  ----------  -----------
Increase (decrease) in net assets from operations                88,720,443        7,824     344,350     567,808      589,022
                                                              -------------  -----------  ----------  ----------  -----------
From contract transactions:
   Payments received from contract owners                        18,093,182      521,812         840      18,903        2,078
   Payments for contract benefits or terminations               (28,288,081)         (78)   (169,809)   (174,087)    (115,505)
   Transfers between sub-accounts (including fixed
     account), net                                               (6,478,580)     224,579      27,542    (238,709)      (5,823)
   Contract maintenance charges                                  (6,291,163)        (340)       (686)    (11,130)        (926)
   Adjustments to net assets allocated to contracts in
     payout period                                                       --           --         570          --           21
                                                              -------------  -----------  ----------  ----------  -----------
Increase (decrease) in net assets from contract transactions    (22,964,642)     745,973    (141,543)   (405,023)    (120,155)
                                                              -------------  -----------  ----------  ----------  -----------
Increase (decrease) in net assets                                65,755,801      753,797     202,807     162,785      468,867
Net assets at beginning of period                               545,243,797           --   1,302,434   2,274,006    1,802,185
                                                              -------------  -----------  ----------  ----------  -----------
Net assets at end of period                                   $ 610,999,598  $   753,797  $1,505,241  $2,436,791  $ 2,271,052
                                                              =============  ===========  ==========  ==========  ===========
Beginning units                                                  45,534,805           --      61,797     155,054       65,751
Units issued                                                      2,805,956       72,807       1,478       6,063          148
Units redeemed                                                   (4,608,491)        (247)     (7,320)    (31,112)      (3,899)
                                                              -------------  -----------  ----------  ----------  -----------
Ending units                                                     43,732,270       72,560      55,955     130,005       62,000
                                                              =============  ===========  ==========  ==========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                       SAST SA
                                                                      WellsCap        VALIC                             VALIC
                                                                     Fundamental    Company I     VALIC      VALIC     Company
                                                                       Growth     International Company I  Company I   I Small
                                                                      Portfolio     Equities     Mid Cap   Nasdaq-100 Cap Index
                                                                       Class 3     Index Fund   Index Fund Index Fund   Fund
                                                                     -----------  ------------- ---------- ---------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $        --    $  3,157    $   7,829   $    955  $  2,166
   Mortality and expense risk and administrative charges                 (38,440)     (1,937)      (9,302)    (2,383)   (2,890)
                                                                     -----------    --------    ---------   --------  --------
   Net investment income (loss)                                          (38,440)      1,220       (1,473)    (1,428)     (724)
   Net realized gain (loss)                                             (271,263)        986       20,653      9,470     2,530
   Capital gain distribution from mutual funds                         1,462,443          --       46,250      8,298    12,260
   Change in unrealized appreciation (depreciation) of investments      (799,099)    (27,299)    (160,414)   (17,365)  (41,274)
                                                                     -----------    --------    ---------   --------  --------
Increase (decrease) in net assets from operations                        353,641     (25,093)     (94,984)    (1,025)  (27,208)
                                                                     -----------    --------    ---------   --------  --------
From contract transactions:
   Payments received from contract owners                                 21,762      12,793       64,472      4,940    22,872
   Payments for contract benefits or terminations                       (527,382)       (748)     (20,270)   (23,064)  (11,571)
   Transfers between sub-accounts (including fixed account), net      (3,103,706)     (3,883)     (76,484)    18,513     7,044
   Contract maintenance charges                                          (16,566)        (34)         (80)       (34)      (37)
                                                                     -----------    --------    ---------   --------  --------
Increase (decrease) in net assets from contract transactions          (3,625,892)      8,128      (32,362)       355    18,308
                                                                     -----------    --------    ---------   --------  --------
Increase (decrease) in net assets                                     (3,272,251)    (16,965)    (127,346)      (670)   (8,900)
Net assets at beginning of period                                      3,272,251     160,870      850,458    174,273   215,749
                                                                     -----------    --------    ---------   --------  --------
Net assets at end of period                                          $        --    $143,905    $ 723,112   $173,603  $206,849
                                                                     -----------    --------    ---------   --------  --------
Beginning units                                                          111,758      13,979       61,663     11,456    15,982
Units issued                                                               8,172       1,476       12,299      2,123     2,460
Units redeemed                                                          (119,930)       (783)     (14,028)    (1,943)   (1,016)
                                                                     -----------    --------    ---------   --------  --------
Ending units                                                                  --      14,672       59,934     11,636    17,426
                                                                     -----------    --------    ---------   --------  --------
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $       714    $  2,912    $   5,813   $    387  $  1,856
   Mortality and expense risk and administrative charges                 (53,332)     (1,600)      (7,654)    (1,612)   (2,315)
                                                                     -----------    --------    ---------   --------  --------
   Net investment income (loss)                                          (52,618)      1,312       (1,841)    (1,225)     (459)
   Net realized gain (loss)                                              433,472         644          503      1,180       333
   Capital gain distribution from mutual funds                           166,416          --       39,804      2,412     8,858
   Change in unrealized appreciation (depreciation) of investments       420,536      23,963       56,279     26,945    15,508
                                                                     -----------    --------    ---------   --------  --------
Increase (decrease) in net assets from operations                        967,806      25,919       94,745     29,312    24,240
                                                                     -----------    --------    ---------   --------  --------
From contract transactions:
   Payments received from contract owners                                 21,647      22,112       84,304    101,819    36,154
   Payments for contract benefits or terminations                       (397,306)     (2,843)     (23,962)      (432)   (1,556)
   Transfers between sub-accounts (including fixed account), net        (613,585)     11,508      260,882      5,153     5,378
   Contract maintenance charges                                          (25,441)         (5)         (49)        --       (23)
                                                                     -----------    --------    ---------   --------  --------
Increase (decrease) in net assets from contract transactions          (1,014,685)     30,772      321,175    106,540    39,953
                                                                     -----------    --------    ---------   --------  --------
Increase (decrease) in net assets                                        (46,879)     56,691      415,920    135,852    64,193
Net assets at beginning of period                                      3,319,130     104,179      434,538     38,421   151,556
                                                                     -----------    --------    ---------   --------  --------
Net assets at end of period                                          $ 3,272,251    $160,870    $ 850,458   $174,273  $215,749
                                                                     -----------    --------    ---------   --------  --------
Beginning units                                                          146,108      11,135       36,079      3,375    12,662
Units issued                                                              10,913       3,250       28,112      8,641     3,583
Units redeemed                                                           (45,263)       (406)      (2,528)      (560)     (263)
                                                                     -----------    --------    ---------   --------  --------
Ending units                                                             111,758      13,979       61,663     11,456    15,982
                                                                     ===========    ========    =========   ========  ========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                        VALIC
                                                                      Company I
                                                                     Stock Index
                                                                        Fund
                                                                     -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $   18,323
   Mortality and expense risk and administrative charges                (13,203)
                                                                     ----------
   Net investment income (loss)                                           5,120
   Net realized gain (loss)                                              34,683
   Capital gain distribution from mutual funds                           40,110
   Change in unrealized appreciation (depreciation) of investments     (130,839)
                                                                     ----------
Increase (decrease) in net assets from operations                       (50,926)
                                                                     ----------
From contract transactions:
   Payments received from contract owners                                41,914
   Payments for contract benefits or terminations                       (27,928)
   Transfers between sub-accounts (including fixed account), net       (177,519)
   Contract maintenance charges                                            (102)
                                                                     ----------
Increase (decrease) in net assets from contract transactions           (163,635)
                                                                     ----------
Increase (decrease) in net assets                                      (214,561)
Net assets at beginning of period                                     1,251,868
                                                                     ----------
Net assets at end of period                                          $1,037,307
                                                                     ==========
Beginning units                                                          90,938
Units issued                                                              4,667
Units redeemed                                                          (15,543)
                                                                     ----------
Ending units                                                             80,062
                                                                     ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $   14,747
   Mortality and expense risk and administrative charges                (12,979)
                                                                     ----------
   Net investment income (loss)                                           1,768
   Net realized gain (loss)                                               7,316
   Capital gain distribution from mutual funds                           43,257
   Change in unrealized appreciation (depreciation) of investments      152,882
                                                                     ----------
Increase (decrease) in net assets from operations                       205,223
                                                                     ----------
From contract transactions:
   Payments received from contract owners                               214,880
   Payments for contract benefits or terminations                       (22,081)
   Transfers between sub-accounts (including fixed account), net        (48,380)
   Contract maintenance charges                                             (38)
                                                                     ----------
Increase (decrease) in net assets from contract transactions            144,381
                                                                     ----------
Increase (decrease) in net assets                                       349,604
Net assets at beginning of period                                       902,264
                                                                     ----------
Net assets at end of period                                          $1,251,868
                                                                     ==========
Beginning units                                                          78,701
Units issued                                                             18,688
Units redeemed                                                           (6,451)
                                                                     ----------
Ending units                                                             90,938
                                                                     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS


1. Organization

FS Variable Separate Account (the Separate Account) is a segregated investment account established by The United States Life Insurance Company in the City of New York (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following variable annuity products:

 FSA Advisor                            Polaris II A-Class Platinum Series
 Polaris                                Polaris Platinum III
 Polaris Advantage                      Polaris Platinum O-Series
 Polaris Advantage II                   Polaris Preferred Solution
 Polaris Choice                         Polaris Retirement Protector
 Polaris Choice III                     WM Diversified Strategies III
 Polaris Choice IV                      Polaris Select Investor
 Polaris II

The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms, and financial institutions. The distributor of the Separate Account is AIG Capital Services, Inc., an affiliate of the Company. No underwriting fees are paid in connection with the distribution of these contracts.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

 American Funds Insurance Series
 (American Funds)
 American Funds IS Asset Allocation     American Funds IS Global Small
 Fund Class 2                           Capitalization Fund Class 4
 American Funds IS Asset Allocation     American Funds IS Growth Fund Class 2
 Fund Class 4
 American Funds IS Bond Fund Class 4    American Funds IS Growth Fund Class 4
 American Funds IS Capital Income       American Funds IS Growth-Income Fund
 Builder Class 4                        Class 2
 American Funds IS Global Bond Fund     American Funds IS Growth-Income Fund
 Class 4                                Class 4
 American Funds IS Global Growth Fund   American Funds IS International Fund
 Class 2                                Class 4/(h)/
 American Funds IS Global Growth Fund
 Class 4

 Anchor Series Trust (AST)/(a)/
 AST SA BlackRock Multi-Asset Income    AST SA Wellington Government and
 Portfolio Class 3                      Quality Bond Portfolio Class 3
 AST SA PGI Asset Allocation Portfolio  AST SA Wellington Growth Portfolio
 Class 1/(b)/                           Class 1/(c)/
 AST SA PGI Asset Allocation Portfolio  AST SA Wellington Growth Portfolio
 Class 3/(b)/                           Class 3/(c)/
 AST SA Wellington Capital              AST SA Wellington Natural Resources
 Appreciation Portfolio Class 1         Portfolio Class 1/(d)/
 AST SA Wellington Capital              AST SA Wellington Natural Resources
 Appreciation Portfolio Class 3         Portfolio Class 3/(d)/
 AST SA Wellington Government and       AST SA Wellington Strategic
 Quality Bond Portfolio Class 1         Multi-Asset Portfolio Class 3/(e)/

 BlackRock Variable Series Funds
 (BlackRock)
 BlackRock Global Allocation V.I. Fund  BlackRock iShares Dynamic Allocation
 Class III                              V.I. Fund Class III
 BlackRock iShares Alternative          BLK iShares Dynamic Fixed Income VI
 Strategies VI Fund Class III/(f)/      Fund Class III/(aa)/

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 Columbia Funds Variable Insurance
 Trust I (Columbia VP)
 Columbia VP Income Opportunities Fund  Columbia VP Limited Duration Credit
 Class 1                                Fund Class 2
 Columbia VP Large Cap Growth Fund
 Class 1

 Franklin Templeton Variable Insurance
 Products Trust (FTVIP)
 FTVIP Franklin Founding Funds          FTVIP Franklin Rising Dividends VIP
 Allocation VIP Fund Class 2            Fund Class 2
                                        FTVIP Franklin Strategic Income VIP
 FTVIP Franklin Income VIP Fund Class 2 Fund Class 2
 FTVIP Franklin Mutual Global           FTVIP Templeton Global Bond VIP Fund
 Discovery VIP Fund Class 2/(s)/        Class 2

 Goldman Sachs Variable Insurance
 Trust (Goldman Sachs VIT)
 Goldman Sachs VIT Global Trends        Goldman Sachs VIT Multi-Strategy
 Allocation Fund Service Class/(i)/     Alternatives Portfolio Advisor Class
 Goldman Sachs VIT Government Money     Goldman Sachs VIT Strategic Income
 Market Fund Service Class              Fund Advisor Class/(ad)/

 Invesco Variable Insurance Funds
 (Invesco V.I.)
 Invesco V.I. American Franchise Fund
 Series II                              Invesco V.I. Comstock Fund Series II
 Invesco V.I. American Value Fund       Invesco V.I. Equity and Income Fund
 Series II/(h)/                         Series II/(g)/
 Invesco V.I. Balanced-Risk Allocation  Invesco V.I. Growth and Income Fund
 Fund Series II                         Series II

 Ivy Funds Variable Insurance
 Portfolios (Ivy VIP)
 Ivy VIP Asset Strategy Class II/(h)/

 Lord Abbett Series Fund, Inc. (Lord
 Abbett)
 Lord Abbett Bond Debenture Portfolio   Lord Abbett Mid Cap Stock Portfolio
 Class VC                               Class VC
 Lord Abbett Developing Growth          Lord Abbett Short Duration Income
 Portfolio Class VC/(h)/                Portfolio Class VC
 Lord Abbett Fundamental Equity         Lord Abbett Total Return Portfolio
 Portfolio Class VC                     Class VC/(h)/
 Lord Abbett Growth and Income
 Portfolio Class VC

 Morgan Stanley Variable Insurance
 Fund, Inc. (Morgan Stanley VIF)
 Morgan Stanley VIF Global
 Infrastructure Portfolio Class II

 Neuberger Berman Advisers Management
 Trust (Neuberger Berman AMT)
 Neuberger Berman AMT US Equity Index
 PutWrite Strategy Portfolio/(j)/

 PIMCO Variable Insurance Trust (PIMCO)
 PIMCO All Asset Portfolio Advisor      PIMCO Emerging Markets Bond Portfolio
 Class                                  Advisor Class
 PIMCO Dynamic Bond Portfolio Advisor
 Class/(k)/
 Principal Variable Contracts Funds,
 Inc. (PVC)
 PVC Diversified International Account
 Class 2                                PVC SAM Balanced Portfolio Class 2
                                        PVC SAM Conservative Balanced
 PVC Equity Income Account Class 2      Portfolio Class 2
 PVC Government & High Quality Bond     PVC SAM Conservative Growth Portfolio
 Account Class 2                        Class 2
                                        PVC SAM Flexible Income Portfolio
 PVC Income Account Class 2             Class 2
                                        PVC SAM Strategic Growth Portfolio
 PVC LargeCap Growth Account Class 2    Class 2
 PVC MidCap Account Class 2             PVC Short-Term Income Account Class 2
 PVC Principal Capital Appreciation
 Account Class 2                        PVC SmallCap Account Class 2/(l)/
 PVC Real Estate Securities Account
 Class 2

 Seasons Series Trust (SST)/(a)/
 SST SA Allocation Balanced Portfolio   SST SA Multi-Managed Large Cap Value
 Class 3                                Portfolio Class 3/(h)/
 SST SA Allocation Growth Portfolio     SST SA Multi-Managed Mid Cap Growth
 Class 3                                Portfolio Class 3
 SST SA Allocation Moderate Growth      SST SA Multi-Managed Mid Cap Value
 Portfolio Class 3                      Portfolio Class 3
 SST SA Allocation Moderate Portfolio   SST SA Multi-Managed Small Cap
 Class 3                                Portfolio Class 3/(h)/
                                        SST SA Putnam Asset Allocation
 SST SA Columbia Focused Growth         Diversified Growth Portfolio
 Portfolio Class 3/(h)(ac)/             Class 3/(m)/
 SST SA Columbia Focused Value          SST SA T. Rowe Price Growth Stock
 Portfolio Class 3                      Portfolio Class 3
 SST SA Multi-Managed Diversified       SST SA Wellington Real Return
 Fixed Income Portfolio Class 3         Portfolio Class 1/(h)/
 SST SA Multi-Managed International     SST SA Wellington Real Return
 Equity Portfolio Class 3               Portfolio Class 3
 SST SA Multi-Managed Large Cap Growth
 Portfolio Class 3

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 SunAmerica Series Trust (SAST)/(a)/
 SAST SA AB Growth Portfolio Class 1     SAST SA JPMorgan Equity-Income
                                         Portfolio Class 1
 SAST SA AB Growth Portfolio Class 3     SAST SA JPMorgan Equity-Income
                                         Portfolio Class 3
 SAST SA AB Small & Mid Cap Value        SAST SA JPMorgan Global Equities
 Portfolio Class 1/(h)/                  Portfolio Class 1
 SAST SA AB Small & Mid Cap Value        SAST SA JPMorgan Global Equities
 Portfolio Class 3                       Portfolio Class 3
 SAST SA American Funds Asset            SAST SA JPMorgan MFS Core Bond
 Allocation Portfolio Class 3            Portfolio Class 1
 SAST SA American Funds Global Growth    SAST SA JPMorgan MFS Core Bond
 Portfolio Class 3                       Portfolio Class 3
 SAST SA American Funds Growth           SAST SA JPMorgan Mid-Cap Growth
 Portfolio Class 3                       Portfolio Class 1
 SAST SA American Funds Growth-Income    SAST SA JPMorgan Mid-Cap Growth
 Portfolio Class 3                       Portfolio Class 3
 SAST SA American Funds VCP Managed      SAST SA Large Cap Growth Index
 Asset Allocation Portfolio Class 3      Portfolio Class 3/(o)/
 SAST SA BlackRock VCP Global Multi      SAST SA Large Cap Index Portfolio
 Asset Portfolio Class 3                 Class 3
 SAST SA Boston Company Capital Growth   SAST SA Large Cap Value Index
 Portfolio Class 1/(n)/                  Portfolio Class 3/(o)/
 SAST SA Boston Company Capital Growth   SAST SA Legg Mason BW Large Cap Value
 Portfolio Class 3/(n)/                  Portfolio Class 1
 SAST SA Columbia Technology Portfolio   SAST SA Legg Mason BW Large Cap Value
 Class 1                                 Portfolio Class 3
 SAST SA Columbia Technology Portfolio   SAST SA Legg Mason Tactical
 Class 3                                 Opportunities Class 3
 SAST SA DFA Ultra Short Bond            SAST SA MFS Blue Chip Growth
 Portfolio Class 1                       Portfolio Class 1
 SAST SA DFA Ultra Short Bond            SAST SA MFS Blue Chip Growth
 Portfolio Class 3                       Portfolio Class 3
 SAST SA Dogs of Wall Street Portfolio   SAST SA MFS Massachusetts Investors
 Class 1                                 Trust Portfolio Class 1
 SAST SA Dogs of Wall Street Portfolio   SAST SA MFS Massachusetts Investors
 Class 3                                 Trust Portfolio Class 3
 SAST SA Emerging Markets Equity Index   SAST SA MFS Telecom Utility Portfolio
 Portfolio Class 3/(o) /                 Class 1/(t)/
 SAST SA Federated Corporate Bond        SAST SA MFS Telecom Utility Portfolio
 Portfolio Class 1                       Class 3/(t)/
 SAST SA Federated Corporate Bond        SAST SA MFS Total Return Portfolio
 Portfolio Class 3                       Class 1/(u)/
 SAST SA Fidelity Institutional AM       SAST SA MFS Total Return Portfolio
 Real Estate Portfolio Class 1/(p)/      Class 3/(u)/
 SAST SA Fidelity Institutional AM       SAST SA Mid Cap Index Portfolio
 Real Estate Portfolio Class 3/(p)/      Class 3
 SAST SA Fixed Income Index Portfolio    SAST SA Morgan Stanley International
 Class 3/(q)/                            Equities Portfolio Class 1
 SAST SA Fixed Income Intermediate       SAST SA Morgan Stanley International
 Index Portfolio Class 3/(z)/            Equities Portfolio Class 3
 SAST SA Franklin Small Company Value    SAST SA Oppenheimer Main Street Large
 Portfolio Class 3                       Cap Portfolio Class 1
 SAST SA Global Index Allocation 60-40   SAST SA Oppenheimer Main Street Large
 Portfolio Class 3/(o)/                  Cap Portfolio Class 3
 SAST SA Global Index Allocation 75-25   SAST SA PIMCO VCP Tactical Balanced
 Portfolio Class 3/(o)/                  Portfolio Class 3
 SAST SA Global Index Allocation 90-10   SAST SA PineBridge High-Yield Bond
 Portfolio Class 3/(o)/                  Portfolio Class 1
 SAST SA Goldman Sachs Global Bond       SAST SA PineBridge High-Yield Bond
 Portfolio Class 1/(h)(o) /              Portfolio Class 3
 SAST SA Goldman Sachs Global Bond       SAST SA Putnam International Growth
 Portfolio Class 3/(o) /                 and Income Portfolio Class 1
 SAST SA Goldman Sachs Multi-Asset       SAST SA Putnam International Growth
 Insights Portfolio Class 3/(r)/         and Income Portfolio Class 3
 SAST SA Index Allocation 60-40          SAST SA Schroders VCP Global
 Portfolio Class 3/(q)/                  Allocation Portfolio Class 3
 SAST SA Index Allocation 80-20          SAST SA Small Cap Index Portfolio
 Portfolio Class 3/(q)/                  Class 3
 SAST SA Index Allocation 90-10          SAST SA T. Rowe Price Asset
 Portfolio Class 3/(q)/                  Allocation Growth Portfolio Class 3
 SAST SA International Index Portfolio   SAST SA T. Rowe Price VCP Balanced
 Class 3                                 Portfolio Class 3
 SAST SA Invesco Growth Opportunities    SAST SA Templeton Foreign Value
 Portfolio Class 1                       Portfolio Class 3/(v)/
 SAST SA Invesco Growth Opportunities    SAST SA VCP Dynamic Allocation
 Portfolio Class 3                       Portfolio Class 3
 SAST SA Invesco VCP Equity-Income       SAST SA VCP Dynamic Strategy
 Portfolio Class 3/(ab)/                 Portfolio Class 3
 SAST SA Janus Focused Growth            SAST SA VCP Index Allocation
 Portfolio Class 1                       Portfolio Class 3
 SAST SA Janus Focused Growth            SAST SA WellsCap Aggressive Growth
 Portfolio Class 3                       Portfolio Class 1
 SAST SA JPMorgan Diversified Balanced   SAST SA WellsCap Aggressive Growth
 Portfolio Class 1/(w)/                  Portfolio Class 3
 SAST SA JPMorgan Diversified Balanced   SAST SA WellsCap Fundamental Growth
 Portfolio Class 3/(w)/                  Portfolio Class 1/(x)/
 SAST SA JPMorgan Emerging Markets       SAST SA WellsCap Fundamental Growth
 Portfolio Class 1                       Portfolio Class 3/(x)/
 SAST SA JPMorgan Emerging Markets
 Portfolio Class 3

 VALIC Company I/(y)/
 VALIC Company I Global Social           VALIC Company I Nasdaq-100 Index Fund
 Awareness Fund/(h)/
 VALIC Company I International           VALIC Company I Small Cap Index Fund
 Equities Index Fund
 VALIC Company I Mid Cap Index Fund      VALIC Company I Stock Index Fund

(a) These are affiliated investment companies. SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust, Seasons Series Trust, and SunAmerica Series Trust.
(b) Formerly AST SA Edge Asset Allocation Portfolio.
(c) The AST SA Wellington Growth Portfolio, in operation for the period
    January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(d) The AST SA Wellington Natural Resources Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(e) Formerly AST SA Wellington Multi-Asset Income Portfolio.
(f) For the period January 1, 2017 to December 31, 2017 and January 1, 2018 to August 31, 2018 (cessation of operations).
(g) For the period October 31, 2017 (commencement of operations) to
    December 31, 2017 and January 1, 2018 to December 31, 2018.
(h) Fund had no activity during the current year.
(i) For the period November 27, 2017 (commencement of operations) to
    December 31, 2017 and January 1, 2018 to December 31, 2018.
(j) Formerly Neuberger Berman AMT Absolute Return Multi Manager Portfolio.
(k) Formerly PIMCO Unconstrained Bond Portfolio.
(l) Formerly PVC SmallCap Blend Account.
(m) Formerly SST SA Asset Allocation Diversified Growth Portfolio.
(n) The SAST SA Boston Company Capital Growth Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(o) For the period May 1, 2018 (commencement of operations) to December 31,
    2018.
(p) Formerly SAST SA Pyramis Real Estate Portfolio.
(q) For the period February 3, 2017 (commencement of operations) to
    December 31, 2017 and January 1, 2018 to December 31, 2018.
(r) Formerly SAST SA Goldman Sachs Multi-Asset Insights Allocation Portfolio.
(s) For the period August 7, 2017 (commencement of operations) to December 31, 2017 and January 1, 2018 to December 31, 2018.
(t) The SAST SA MFS Telecom Utility Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA Legg Mason BW Large Cap Value Portfolio.
(u) Formerly SAST SA MFS Total Return Bond Portfolio.
(v) Formerly SAST SA Franklin Foreign Value Portfolio.
(w) Formerly SAST SA JPMorgan Balanced Portfolio.
(x) The SAST SA WellsCap Fundamental Growth Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(y) VALIC Company I is an affiliated investment company. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-adviser to certain underlying mutual funds of VALIC Company I.
(z) For the period October 9, 2017 (commencement of operations) to December 31, 2017 and January 1, 2018 to December 31, 2018.
(aa)For the periods January 1, 2017 to December 31, 2017 and January 1, 2018 to May 25, 2018 (cessation of operations).
(ab)Formerly SAST Invesco VCP Value Portfolio.
(ac)The SST SA Columbia Focused Growth Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(ad)For the period January 1, 2017 to December 31, 2017 and January 1, 2018 to April 30, 2018 (cessation of operations).

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 3.50 percent is used in determining annuity payments.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

..   Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

..   Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and distribution charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The distribution expense charge covers all expenses associated with the distribution of the contract. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The exact rate depends on the particular product issued and the death benefits elected for each product. Expense charges for each product are as follows:

 Products                                 Separate Account Annual Charges*
 --------                               -------------------------------------
 FSA Advisor                            1.52%
 Polaris                                1.52%
 Polaris Advantage                      1.65% or 1.90%
 Polaris Advantage II                   1.30%, 1.55%, 1.90% or 2.15%
 Polaris Choice                         1.52% or 1.72%
 Polaris Choice III                     1.52% or 1.77%
 Polaris Choice IV                      1.65% or 1.90%
 Polaris II                             1.52%
 Polaris II A-Class Platinum Series     0.85%
 Polaris Platinum III                   1.15%, 1.30%, 1.55% or 1.95%
 Polaris Platinum O-Series              0.95% or 1.20%
 Polaris Preferred Solution             1.00%, 1.15%, 1.40%, 1.55%, or 1.80%
 Polaris Retirement Protector           1.30%, 1.55% or 1.80%
 WM Diversified Strategies III          1.55% or 1.70%
 Polaris Select Investor                1.10%, 1.35%, 1.40% or 1.70%

* The distribution charge is deducted at an annual rate of 0.15 percent of the net asset value of each portfolio and is included in the respective separate account annual charge rate.

Contract Maintenance Charge: During the accumulation phase, an annual contract maintenance charge is assessed by the Company on the contract anniversary. In the event of a full surrender, a contract maintenance charge is assessed at the date of surrender and deducted from the withdrawal proceeds. The contract maintenance charge represents a reimbursement of administrative expenses incurred by the Company related to the establishment and maintenance of the record keeping function for the sub-accounts. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The contract maintenance charge ranges from $30 to $50 for certain contracts. No contract maintenance charge is assessed under the FSA Advisor contract.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

Withdrawal charges may be assessed for withdrawals in excess of the free withdrawal amount as defined in the contracts. Withdrawal amounts in excess of the free withdrawal amount are assessed withdrawal charges based on tables of charges applicable to specific contracts.

The maximum withdrawal charge of 9 percent is assessed on amount withdrawn in excess of free withdrawals. There are no withdrawal charges under the FSA Advisor contract.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 ($10 in Pennsylvania and Texas) is assessed on each transfer in excess of the maximum transactions allowed for the product.

Premium Based Charge: For certain products, an up-front sales charge is applied against the gross purchase payments made on the contract. The sales charge is calculated as a percentage of the gross purchase payment invested, depending on the investment amount and the year of receipt, and is deducted from the contract value on a quarterly basis over a period of seven years. The premium based charge is paid to the Company by redemption of units outstanding and included as part of the payments for contract benefits or terminations line of the Statements of Operations and Changes in Net Assets.

The premium based charge ranges from 1.25 percent to 5 percent and is assessed on the Polaris Platinum O-Series contract.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes upon receipt of a purchase payment or upon surrender of the contract.

Capital Protector Fee: This optional feature provides a guaranteed minimum contract value at the end of an applicable waiting period. The annual fee is calculated as a percentage of the contract value minus purchase payments received after the 90/th/ day from the date of contract issuance and deducted quarterly from the contract value during the waiting period. This optional feature is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The annual fee for the Capital Protector Program ranges from 0.25 percent to
0.65 percent. This optional feature is offered under FSA Polaris Advantage, FSA Polaris Choice, FSA Polaris Choice III, FSA Polaris II, FSA Polaris Preferred Solution, and FSA WM Diversified Strategies III contracts.

MarketLock, Marketlock for Two, MarketLock for Life Plus, MarketLock Income Plus and MarketLock for Life: These optional features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period.

    .  MarketLock, MarketLock for Two and Income Rewards

       The annual fee is calculated as a percentage of the maximum anniversary value benefit base and deducted quarterly from the contract value. The maximum anniversary value benefit base is calculated as the greater of

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       eligible purchase payments received during the first two years, adjusted for withdrawals, or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals. The annual fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

    .  MarketLock for Life, MarketLock for Life Plus and MarketLock Income Plus

       The annual fee is calculated as a percentage of the income base and deducted quarterly from the contract value. The income base is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100 percent of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments. The annual fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

Income Rewards: This optional feature provides a guaranteed withdrawal stream during an applicable period of time.

       The annual fee is calculated as a percentage of the benefit base and deducted quarterly from the contract value. The benefit base is equal to purchase payments received during the first 90 days, adjusted for withdrawals, before the benefit availability date (the availability date is up to the first 10 contract years, based on election). After the benefit availability date, the benefit base is increased by up to 50 percent of premiums received during the first 90 days, adjusted for withdrawals. The annual fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The annual fees for the optional features discussed above are as follows:

Optional Features                                Products Offered                         Annual Fees
-----------------                      -------------------------------------  ------------------------------------
MarketLock                             Polaris Advantage                      0.50% to 0.65%
                                       Polaris Choice
                                       Polaris Choice III
                                       Polaris II
                                       Polaris II A-Class Platinum Series
                                       Polaris Preferred Solution
                                       WM Diversified Strategies III
MarketLock for Two                     Polaris Choice                         0.40% prior to the first withdrawal
                                       Polaris Choice III                     0.80% after the first withdrawal
                                       Polaris II
                                       Polaris Preferred Solution
                                       WM Diversified Strategies III
Income Rewards                         Polaris Choice                         0.65% in years zero to seven
                                       Polaris Choice III                     0.45% in years eight to 10
                                       Polaris II
                                       Polaris Preferred Solution
                                       WM Diversified Strategies III
MarketLock for Life                    Polaris Advantage                      0.70% for one covered person
                                       Polaris Choice III                     0.95% for two covered person
                                       Polaris Choice IV
                                       Polaris II
                                       Polaris II A-Class Platinum Series
                                       Polaris Platinum III
                                       Polaris Preferred Solution

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Optional Features                                Products Offered                          Annual Fees
-----------------                      -------------------------------------- --------------------------------------
MarketLock for Life Plus               FSA Polaris Advantage                  0.65% to 0.95% for one covered person
                                       FSA Polaris Choice III                 0.90% to 1.25% for two covered person
                                       FSA Polaris II
                                       FSA Polaris II A-Class Platinum Series
                                       FSA Polaris Platinum III
                                       FSA Polaris Preferred Solution
MarketLock Income Plus                 Polaris Advantage                      0.85% to 1.10% for one covered person
                                       Polaris Choice III                     1.10% to 1.35% for two covered person
                                       Polaris II
                                       Polaris II A-Class Platinum Series
                                       Polaris Platinum III
                                       Polaris Preferred Solution

Polaris Income Plus, Polaris Income Builder, Polaris Income Plus Daily and Polaris Income Builder Daily Fee: These optional features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The annual fee is calculated as a percentage of the maximum anniversary value benefit base and deducted quarterly from the contract value. The maximum anniversary value benefit base is calculated as the greater of eligible purchase payments received during the applicable time period, adjusted for withdrawals plus a credit, if eligible, or the maximum anniversary date contract value. The fee may change after the first year based on an index of market volatility. The annual fee included as part of the payments for contract benefits or terminations line of the Statements of Operations and Changes in Net Assets.

The annual fees for the optional features discussed above are as follows:

Optional Features                                Products Offered                          Annual Fees
-----------------                      -------------------------------------  --------------------------------------
Polaris Income Plus                    Polaris Advantage                      0.60% to 2.20% for one covered person
                                       Polaris Advantage II                   0.60% to 2.70% for two covered
                                                                              persons
                                       Polaris Choice III
                                       Polaris Choice IV
                                       Polaris Platinum III
                                       Polaris Platinum O-Series
                                       Polaris Preferred Solution
                                       Polaris Retirement Protector
Polaris Income Builder                 Polaris Advantage                      0.60% to 2.20% for one covered person
                                       Polaris Advantage II                   0.60% to 2.70% for two covered
                                                                              persons
                                       Polaris Choice III
                                       Polaris Choice IV
                                       Polaris Platinum III
                                       Polaris Preferred Solution
Polaris Income Plus Daily              Polaris Platinum III                   0.60% to 2.50% for one covered person
                                       Polaris Preferred Solution             0.60% to 2.50% for two covered
                                                                              persons
Polaris Income Builder Daily           Polaris Platinum O-Series              0.60% to 2.50% for one covered person
                                                                              0.60% to 2.50% for two covered
                                                                              persons

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                         Cost of   Proceeds from
Sub-accounts                                                            Purchases      Sales
------------                                                           ----------- -------------
American Funds IS Asset Allocation Fund Class 2                        $   237,166  $   385,820
American Funds IS Asset Allocation Fund Class 4                             60,422        2,894
American Funds IS Bond Fund Class 4                                          1,753        1,903
American Funds IS Capital Income Builder Class 4                            55,091        4,017
American Funds IS Global Bond Fund Class 4                                     675          481
American Funds IS Global Growth Fund Class 2                               655,201      888,303
American Funds IS Global Growth Fund Class 4                                21,008        4,732
American Funds IS Global Small Capitalization Fund Class 4                   2,037           20
American Funds IS Growth Fund Class 2                                      837,923    1,630,678
American Funds IS Growth Fund Class 4                                       31,273        1,455
American Funds IS Growth-Income Fund Class 2                               691,616    1,716,430
American Funds IS Growth-Income Fund Class 4                                26,795        5,007
AST SA BlackRock Multi-Asset Income Portfolio Class 3                    2,177,557      256,904
AST SA PGI Asset Allocation Portfolio Class 1                              210,838      483,558
AST SA PGI Asset Allocation Portfolio Class 3                              418,787      559,540
AST SA Wellington Capital Appreciation Portfolio Class 1                 1,303,725    1,101,709
AST SA Wellington Capital Appreciation Portfolio Class 3                 5,028,447    8,044,520
AST SA Wellington Government and Quality Bond Portfolio Class 1            207,068      314,337
AST SA Wellington Government and Quality Bond Portfolio Class 3          3,981,387    8,969,283
AST SA Wellington Growth Portfolio Class 1                               1,530,316    3,616,981
AST SA Wellington Growth Portfolio Class 3                               2,227,652    5,885,498
AST SA Wellington Natural Resources Portfolio Class 1                      107,852    1,099,120
AST SA Wellington Natural Resources Portfolio Class 3                      356,200    4,339,776
AST SA Wellington Strategic Multi-Asset Portfolio Class 3                2,586,269    1,329,872
BlackRock Global Allocation V.I. Fund Class III                             36,387        2,858
BlackRock iShares Alternative Strategies VI Fund Class III                  19,102       97,052
BlackRock iShares Dynamic Allocation V.I. Fund Class III                    26,676          540
BLK iShares Dynamic Fixed Income VI Fund Class III                          10,643       42,977
Columbia VP Income Opportunities Fund Class 1                                8,019       38,088
Columbia VP Large Cap Growth Fund Class 1                                   16,504      109,415
Columbia VP Limited Duration Credit Fund Class 2                             5,425        1,744
FTVIP Franklin Founding Funds Allocation VIP Fund Class 2                  713,088      557,704
FTVIP Franklin Income VIP Fund Class 2                                   1,765,429    2,136,558
FTVIP Franklin Mutual Global Discovery VIP Fund Class 2                     18,265        1,266
FTVIP Franklin Rising Dividends VIP Fund Class 2                               804          310
FTVIP Franklin Strategic Income VIP Fund Class 2                            55,128        5,512
FTVIP Templeton Global Bond VIP Fund Class 2                                    --           31
Goldman Sachs VIT Global Trends Allocation Fund Service Class               26,433          361
Goldman Sachs VIT Government Money Market Fund Service Class            21,533,760   18,186,607
Goldman Sachs VIT Multi-Strategy Alternatives Portfolio Advisor Class       11,564        2,722
Goldman Sachs VIT Strategic Income Fund Advisor Class                        3,006       10,851
Invesco V.I. American Franchise Fund Series II                             219,883      160,852
Invesco V.I. Balanced-Risk Allocation Fund Series II                       222,095       10,260
Invesco V.I. Comstock Fund Series II                                     3,518,743    2,919,587
Invesco V.I. Equity and Income Fund Series II                                1,732          419
Invesco V.I. Growth and Income Fund Series II                            4,399,535    4,440,099
Lord Abbett Bond Debenture Portfolio Class VC                               15,940        1,285
Lord Abbett Fundamental Equity Portfolio Class VC                           33,443          450
Lord Abbett Growth and Income Portfolio Class VC                         1,393,330    2,702,698
Lord Abbett Mid Cap Stock Portfolio Class VC                                26,578       35,646

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                         Cost of   Proceeds from
Sub-accounts                                                            Purchases      Sales
------------                                                           ----------- -------------
Lord Abbett Short Duration Income Portfolio Class VC                   $    17,021  $    16,038
Morgan Stanley VIF Global Infrastructure Portfolio Class II                  6,219        2,516
Neuberger Berman AMT US Equity Index PutWrite Strategy Portfolio             2,016        1,743
PIMCO All Asset Portfolio Advisor Class                                        396          181
PIMCO Dynamic Bond Portfolio Advisor Class                                   5,915        2,295
PIMCO Emerging Markets Bond Portfolio Advisor Class                          7,316          398
PVC Diversified International Account Class 2                                3,278        1,431
PVC Equity Income Account Class 2                                           27,889       48,875
PVC Government & High Quality Bond Account Class 2                              22           12
PVC Income Account Class 2                                                   1,283        5,163
PVC LargeCap Growth Account Class 2                                          1,479        1,114
PVC MidCap Account Class 2                                                 108,962       80,104
PVC Principal Capital Appreciation Account Class 2                          11,445       18,018
PVC Real Estate Securities Account Class 2                                   1,263          200
PVC SAM Balanced Portfolio Class 2                                         502,874      822,745
PVC SAM Conservative Balanced Portfolio Class 2                              2,524        1,178
PVC SAM Conservative Growth Portfolio Class 2                               52,815       29,775
PVC SAM Flexible Income Portfolio Class 2                                    8,401        8,252
PVC SAM Strategic Growth Portfolio Class 2                                  30,938       32,209
PVC Short-Term Income Account Class 2                                        1,398        1,977
PVC SmallCap Account Class 2                                                 1,559          786
SST SA Allocation Balanced Portfolio Class 3                             4,381,593    2,752,248
SST SA Allocation Growth Portfolio Class 3                               3,513,799      173,851
SST SA Allocation Moderate Growth Portfolio Class 3                      4,338,866    1,177,336
SST SA Allocation Moderate Portfolio Class 3                             4,014,948    2,556,220
SST SA Columbia Focused Value Portfolio Class 3                                573           51
SST SA Multi-Managed Diversified Fixed Income Portfolio Class 3             57,022       14,198
SST SA Multi-Managed International Equity Portfolio Class 3                  7,457          731
SST SA Multi-Managed Large Cap Growth Portfolio Class 3                     12,156        3,755
SST SA Multi-Managed Mid Cap Growth Portfolio Class 3                          571           53
SST SA Multi-Managed Mid Cap Value Portfolio Class 3                         2,206          330
SST SA Putnam Asset Allocation Diversified Growth Portfolio Class 3      2,209,366      269,462
SST SA T. Rowe Price Growth Stock Portfolio Class 3                            900           66
SST SA Wellington Real Return Portfolio Class 3                          3,099,125    4,798,186
SAST SA AB Growth Portfolio Class 1                                      8,199,124    1,317,950
SAST SA AB Growth Portfolio Class 3                                     15,343,563    1,976,214
SAST SA AB Small & Mid Cap Value Portfolio Class 3                       7,888,989    4,493,012
SAST SA American Funds Asset Allocation Portfolio Class 3               25,268,867    2,221,710
SAST SA American Funds Global Growth Portfolio Class 3                   5,739,440    4,220,027
SAST SA American Funds Growth Portfolio Class 3                          7,120,228    4,067,372
SAST SA American Funds Growth-Income Portfolio Class 3                   5,985,305    4,940,376
SAST SA American Funds VCP Managed Asset Allocation Portfolio Class 3   36,273,436   12,111,478
SAST SA BlackRock VCP Global Multi Asset Portfolio Class 3              16,050,549    4,980,346
SAST SA Boston Company Capital Growth Portfolio Class 1                    159,544      347,566
SAST SA Boston Company Capital Growth Portfolio Class 3                    942,783    2,964,208
SAST SA Columbia Technology Portfolio Class 1                              176,837      168,618
SAST SA Columbia Technology Portfolio Class 3                            1,402,519      567,644
SAST SA DFA Ultra Short Bond Portfolio Class 1                              80,837      123,748
SAST SA DFA Ultra Short Bond Portfolio Class 3                           6,864,565    7,726,216
SAST SA Dogs of Wall Street Portfolio Class 1                              157,329      399,067
SAST SA Dogs of Wall Street Portfolio Class 3                            1,661,113    1,643,542
SAST SA Emerging Markets Equity Index Portfolio Class 3                     29,211          381
SAST SA Federated Corporate Bond Portfolio Class 1                         276,083      341,041
SAST SA Federated Corporate Bond Portfolio Class 3                       7,084,115   11,516,336

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                   Cost of   Proceeds from
Sub-accounts                                                      Purchases      Sales
------------                                                     ----------- -------------
SAST SA Fidelity Institutional AM Real Estate Portfolio Class 1  $   101,562  $   231,467
SAST SA Fidelity Institutional AM Real Estate Portfolio Class 3    1,857,932    2,696,028
SAST SA Fixed Income Index Portfolio Class 3                         595,963       83,917
SAST SA Fixed Income Intermediate Index Portfolio Class 3            516,012       25,123
SAST SA Franklin Small Company Value Portfolio Class 3             3,177,345    2,207,567
SAST SA Global Index Allocation 60-40 Portfolio Class 3            1,088,757       15,661
SAST SA Global Index Allocation 75-25 Portfolio Class 3            1,277,568       24,979
SAST SA Global Index Allocation 90-10 Portfolio Class 3            7,067,039      253,065
SAST SA Goldman Sachs Global Bond Portfolio Class 1                   49,628      166,784
SAST SA Goldman Sachs Global Bond Portfolio Class 3                5,344,105    5,655,820
SAST SA Goldman Sachs Multi-Asset Insights Portfolio Class 3       1,500,347       34,099
SAST SA Index Allocation 60-40 Portfolio Class 3                   8,739,606      639,155
SAST SA Index Allocation 80-20 Portfolio Class 3                  13,520,811    1,183,218
SAST SA Index Allocation 90-10 Portfolio Class 3                  24,564,886      902,826
SAST SA International Index Portfolio Class 3                        120,257        2,540
SAST SA Invesco Growth Opportunities Portfolio Class 1                83,966      136,881
SAST SA Invesco Growth Opportunities Portfolio Class 3             1,788,360    2,543,084
SAST SA Invesco VCP Equity-Income Portfolio Class 3               40,962,734   36,471,620
SAST SA Janus Focused Growth Portfolio Class 3                     1,037,435    1,312,078
SAST SA JPMorgan Diversified Balanced Portfolio Class 1              220,639      493,429
SAST SA JPMorgan Diversified Balanced Portfolio Class 3            4,229,497    2,234,209
SAST SA JPMorgan Emerging Markets Portfolio Class 1                  133,606      180,990
SAST SA JPMorgan Emerging Markets Portfolio Class 3                1,508,542    1,631,537
SAST SA JPMorgan Equity-Income Portfolio Class 1                     634,749      895,314
SAST SA JPMorgan Equity-Income Portfolio Class 3                   1,951,163    1,789,495
SAST SA JPMorgan Global Equities Portfolio Class 1                   281,560       93,281
SAST SA JPMorgan Global Equities Portfolio Class 3                   483,152      391,437
SAST SA JPMorgan MFS Core Bond Portfolio Class 1                      46,243      394,518
SAST SA JPMorgan MFS Core Bond Portfolio Class 3                   7,067,273   14,148,146
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1                    271,376      268,958
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 3                  2,420,280    1,568,762
SAST SA Large Cap Growth Index Portfolio Class 3                      75,426        4,439
SAST SA Large Cap Index Portfolio Class 3                            951,778       13,087
SAST SA Large Cap Value Index Portfolio Class 3                       94,863        1,253
SAST SA Legg Mason BW Large Cap Value Portfolio Class 1            2,147,517    1,178,182
SAST SA Legg Mason BW Large Cap Value Portfolio Class 3            4,502,277    3,594,351
SAST SA Legg Mason Tactical Opportunities Class 3                  1,178,876       28,294
SAST SA MFS Blue Chip Growth Portfolio Class 1                       166,644      209,490
SAST SA MFS Blue Chip Growth Portfolio Class 3                     1,330,625    1,200,595
SAST SA MFS Massachusetts Investors Trust Portfolio Class 1          379,365      234,532
SAST SA MFS Massachusetts Investors Trust Portfolio Class 3        2,050,049    3,558,864
SAST SA MFS Telecom Utility Portfolio Class 1                        130,896      805,884
SAST SA MFS Telecom Utility Portfolio Class 3                        329,797    1,666,925
SAST SA MFS Total Return Portfolio Class 1                           282,981      505,108
SAST SA MFS Total Return Portfolio Class 3                         2,117,617    1,736,876
SAST SA Mid Cap Index Portfolio Class 3                               46,123          447
SAST SA Morgan Stanley International Equities Portfolio Class 1       94,093      163,517
SAST SA Morgan Stanley International Equities Portfolio Class 3    1,120,445    1,721,798
SAST SA Oppenheimer Main Street Large Cap Portfolio Class 1          171,397      385,390
SAST SA Oppenheimer Main Street Large Cap Portfolio Class 3          502,939      619,858
SAST SA PIMCO VCP Tactical Balanced Portfolio Class 3             29,664,869    9,458,704
SAST SA PineBridge High-Yield Bond Portfolio Class 1                 139,700      361,683
SAST SA PineBridge High-Yield Bond Portfolio Class 3               1,655,706    2,171,722

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                    Cost of    Proceeds from
Sub-accounts                                                       Purchases       Sales
------------                                                      ------------ -------------
SAST SA Putnam International Growth and Income Portfolio Class 1  $    110,191 $    147,339
SAST SA Putnam International Growth and Income Portfolio Class 3     1,005,250    1,573,767
SAST SA Schroders VCP Global Allocation Portfolio Class 3           13,829,787    4,586,562
SAST SA Small Cap Index Portfolio Class 3                               43,081          516
SAST SA T. Rowe Price Asset Allocation Growth Portfolio Class 3      5,869,977      227,482
SAST SA T. Rowe Price VCP Balanced Portfolio Class 3                34,046,477   19,580,361
SAST SA Templeton Foreign Value Portfolio Class 3                    3,524,493    3,556,332
SAST SA VCP Dynamic Allocation Portfolio Class 3                   213,721,580  109,956,670
SAST SA VCP Dynamic Strategy Portfolio Class 3                     107,455,095   70,012,825
SAST SA VCP Index Allocation Portfolio Class 3                      20,546,252      961,864
SAST SA WellsCap Aggressive Growth Portfolio Class 1                   220,345      144,629
SAST SA WellsCap Aggressive Growth Portfolio Class 3                 1,080,929      376,257
SAST SA WellsCap Fundamental Growth Portfolio Class 1                1,288,127    2,601,220
SAST SA WellsCap Fundamental Growth Portfolio Class 3                1,646,088    3,848,133
VALIC Company I International Equities Index Fund                       19,844       10,496
VALIC Company I Mid Cap Index Fund                                     215,799      203,385
VALIC Company I Nasdaq-100 Index Fund                                   43,260       36,036
VALIC Company I Small Cap Index Fund                                    47,735       17,891
VALIC Company I Stock Index Fund                                       121,286      239,690

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                                  December 31, 2018                    For the Year Ended December 31, 2018
                                       --------------------------------------------  ----------------------------------------
                                                                                     Investment    Expense         Total
                                                 Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                 ------------------- --------------  ---------- -------------- --------------
                                                                                       Ratio
Sub-accounts                             Units   Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           --------- ------    -------   --------------  ---------- ------ ------- ------  -------
American Funds IS Asset Allocation
  Fund Class 2                            63,083 28.20      29.56       1,862,877       1.63     0.85   1.20    -5.75   -5.42
American Funds IS Asset Allocation
  Fund Class 4                            17,906            11.44         204,913       1.63            1.20            -5.97
American Funds IS Bond Fund Class 4        3,811             9.97          38,014       2.29            1.20            -2.07
American Funds IS Capital Income
  Builder Class 4                         15,691  9.55      10.11         155,822       3.02     1.10   1.70    -8.82   -8.27
American Funds IS Global Bond Fund
  Class 4                                  2,910             9.87          28,722       1.96            1.20            -2.79
American Funds IS Global Growth Fund
  Class 2                                122,767 37.46      43.14       4,912,786       0.68     0.85   1.72   -10.60   -9.82
American Funds IS Global Growth Fund
  Class 4                                 21,142 11.05      11.15         233,769       0.54     0.95   1.20   -10.33  -10.10
American Funds IS Global Small
  Capitalization Fund Class 4                167            10.14           1,690       0.00            1.20           -11.88
American Funds IS Growth Fund Class 2    126,476 40.46      46.60       5,377,163       0.44     0.85   1.72    -1.96   -1.10
American Funds IS Growth Fund Class 4      7,346            13.21          97,042       0.30            1.20            -1.70
American Funds IS Growth-Income Fund
  Class 2                                192,179 32.55      37.50       6,631,844       1.40     0.85   1.72    -3.47   -2.62
American Funds IS Growth-Income Fund
  Class 4                                 24,329 12.31      12.42         301,356       1.32     0.95   1.20    -3.23   -2.97
AST SA BlackRock Multi-Asset Income
  Portfolio Class 3                      235,716 10.23      11.10       2,630,870       7.25     1.10   1.55    -5.48   -5.05
AST SA PGI Asset Allocation Portfolio
  Class 1                                 60,654            41.46       2,514,834       2.58            1.52            -5.99
AST SA PGI Asset Allocation Portfolio
  Class 3                                136,660 16.07      23.75       3,212,079       2.35     0.85   1.90    -6.57   -5.57
AST SA Wellington Capital
  Appreciation Portfolio Class 1          66,350           122.29       8,113,652       0.00            1.52            -2.26
AST SA Wellington Capital
  Appreciation Portfolio Class 3         436,090 27.66      41.58      19,791,603       0.00     0.85   2.15    -3.11   -1.83
AST SA Wellington Government and
  Quality Bond Portfolio Class 1         101,174            21.23       2,148,356       2.07            1.52            -1.46
AST SA Wellington Government and
  Quality Bond Portfolio Class 3       2,228,564 11.25      17.55      31,444,499       1.82     0.85   2.15    -2.34   -1.06
AST SA Wellington Growth Portfolio
  Class 1                                     --            63.40              --       2.34            1.52             5.32
AST SA Wellington Growth Portfolio
  Class 3                                     -- 18.65      24.46              --       1.75     0.85   1.90     4.76    5.65
AST SA Wellington Natural Resources
  Portfolio Class 1                           --            45.99              --       4.00            1.52             3.61
AST SA Wellington Natural Resources
  Portfolio Class 3                           --  9.19       9.95              --       3.71     0.85   1.90     3.09    3.97
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 3          169,234 10.28      10.37       1,746,644       1.63     1.15   1.55    -9.23   -8.87
BlackRock Global Allocation V.I. Fund
  Class III                                8,188  9.90      10.25          82,566       1.09     1.10   1.40    -8.87   -8.60
BlackRock iShares Alternative
  Strategies VI Fund Class III                -- 10.83      11.77              --       0.00     1.10   1.70     1.01    1.41
BlackRock iShares Dynamic Allocation
  V.I. Fund Class III                      4,521 10.30      10.69          47,886       1.06     1.10   1.40    -6.51   -6.22
Columbia VP Income Opportunities Fund
  Class 1                                  4,126 23.74      24.80         100,129       4.72     1.52   1.77    -5.45   -5.21
Columbia VP Large Cap Growth Fund
  Class 1                                 27,454 12.40      12.49         342,444       0.00     1.52   1.77    -5.63   -5.40
Columbia VP Limited Duration Credit
  Fund Class 2                             1,546             9.86          15,253       2.00            1.10            -1.12
FTVIP Franklin Founding Funds
  Allocation VIP Fund Class 2            256,492 12.15      13.63       3,254,315       3.25     0.85   1.90   -11.36  -10.42
FTVIP Franklin Income VIP Fund Class 2   967,264 13.51      15.19      13,815,275       4.94     0.85   1.90    -6.11   -5.12
FTVIP Franklin Mutual Global
  Discovery VIP Fund Class 2               8,594             9.36          80,430       2.73            1.20           -12.28
FTVIP Franklin Rising Dividends VIP
  Fund Class 2                               625            12.11           7,573       1.32            1.20            -6.21
FTVIP Franklin Strategic Income VIP
  Fund Class 2                             7,205  9.75      10.00          71,841       4.34     1.10   1.40    -3.50   -3.21
FTVIP Templeton Global Bond VIP Fund
  Class 2                                    159             9.69           1,540       0.00            1.20             0.72
Goldman Sachs VIT Global Trends
  Allocation Fund Service Class            3,504            10.36          36,290       1.03            1.10            -5.39
Goldman Sachs VIT Government Money
  Market Fund Service Class              573,661  9.70       9.91       5,636,397       1.65     1.10   1.90    -0.44    0.37
Goldman Sachs VIT Multi-Strategy
  Alternatives Portfolio Advisor Class     6,480  8.48       8.75          55,197       2.48     1.10   1.40    -8.39   -8.12
Invesco V.I. American Franchise Fund
  Series II                               54,569 21.02      22.29       1,155,353       0.00     0.85   1.90    -5.71   -4.71
Invesco V.I. Balanced-Risk Allocation
  Fund Series II                          17,369  9.78      10.63         184,460       2.63     1.10   1.70    -8.29   -7.74
Invesco V.I. Comstock Fund Series II     738,109 15.41      23.97      13,454,757       1.49     0.85   2.15   -14.24  -13.11
Invesco V.I. Equity and Income Fund
  Series II                                2,315            10.48          24,273       2.09            1.20           -10.81
Invesco V.I. Growth and Income Fund
  Series II                            1,054,753 15.39      26.14      20,278,452       1.81     0.85   2.15   -15.44  -14.33
Lord Abbett Bond Debenture Portfolio
  Class VC                                 8,003 10.66      11.10          86,204       4.68     1.10   1.20    -5.17   -5.08
Lord Abbett Fundamental Equity
  Portfolio Class VC                       3,734            11.44          42,721       2.20            1.10            -9.17
Lord Abbett Growth and Income
  Portfolio Class VC                     483,330 13.85      21.47       8,194,259       1.30     0.85   2.15   -10.11   -8.93
Lord Abbett Mid Cap Stock Portfolio
  Class VC                                 8,758 21.07      22.10         189,347       0.69     0.85   1.20   -16.06  -15.76
Lord Abbett Short Duration Income
  Portfolio Class VC                      18,707  9.97      10.24         190,385       3.47     1.10   1.70    -0.56    0.04
Morgan Stanley VIF Global
  Infrastructure Portfolio Class II        7,160  9.17       9.93          68,290       2.86     1.10   1.70    -9.45   -8.90
Neuberger Berman AMT US Equity Index
  PutWrite Strategy Portfolio              4,191             8.86          37,145       0.00            1.40            -8.09
PIMCO All Asset Portfolio Advisor
  Class                                    1,197            10.27          12,295       3.11            1.40            -6.77
PIMCO Dynamic Bond Portfolio Advisor
  Class                                    3,003            10.26          30,824       2.71            1.40            -0.49
PIMCO Emerging Markets Bond Portfolio
  Advisor Class                            2,708            10.57          28,628       4.35            1.10            -5.88
PVC Diversified International Account
  Class 2                                  4,754  6.94       7.14          33,289       2.14     1.55   1.70   -19.18  -19.05
PVC Equity Income Account Class 2         16,686 17.13      17.58         290,834       1.75     1.55   1.70    -6.84   -6.70
PVC Government & High Quality Bond
  Account Class 2                             73  7.84       8.04             577       3.61     1.55   1.70    -1.02   -0.87
PVC Income Account Class 2                 2,807 10.16      10.42          28,528       4.05     1.55   1.70    -1.23   -1.08
PVC LargeCap Growth Account Class 2        1,360            12.53          17,043       0.10            1.55            -8.97
PVC MidCap Account Class 2                32,448 22.23      22.73         722,912       0.05     1.55   1.70    -8.37   -8.23
PVC Principal Capital Appreciation
  Account Class 2                          6,497 23.17      23.77         151,878       0.99     1.55   1.70    -5.28   -5.13
PVC Real Estate Securities Account
  Class 2                                    396            31.26          12,376       1.64            1.55            -5.95
PVC SAM Balanced Portfolio Class 2       394,590 14.48      15.13       5,810,029       2.87     1.52   1.77    -6.92   -6.69
PVC SAM Conservative Balanced
  Portfolio Class 2                        3,207 10.39      14.12          33,979       3.26     1.55   1.77    -5.45   -5.24

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                    December 31, 2018                     For the Year Ended December 31, 2018
                                         ---------------------------------------------  ----------------------------------------
                                                                                        Investment    Expense         Total
                                                    Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                    ------------------- --------------  ---------- -------------- --------------
                                                                                          Ratio
Sub-accounts                               Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                             ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
PVC SAM Conservative Growth Portfolio
  Class 2                                    38,125 15.71      16.10         611,164       2.67     1.55   1.70    -8.40   -8.26
PVC SAM Flexible Income Portfolio
  Class 2                                     8,891 11.35      11.64         101,846       3.87     1.55   1.70    -3.86   -3.71
PVC SAM Strategic Growth Portfolio
  Class 2                                    15,978 17.07      17.51         278,903       2.22     1.55   1.70   -10.41  -10.28
PVC Short-Term Income Account Class 2         6,075  7.20       7.38          44,771       1.98     1.55   1.70    -0.49   -0.34
PVC SmallCap Account Class 2                  1,723            11.69          20,149       0.10            1.55           -12.54
SST SA Allocation Balanced Portfolio
  Class 3                                   935,414 14.01      15.30      13,806,038       4.63     1.15   1.90    -5.76   -5.05
SST SA Allocation Growth Portfolio
  Class 3                                   349,027 14.97      16.41       5,527,756       4.52     1.15   1.90    -8.95   -8.27
SST SA Allocation Moderate Growth
  Portfolio Class 3                         801,555 14.27      15.62      11,979,037       4.61     1.15   1.90    -7.71   -7.01
SST SA Allocation Moderate Portfolio
  Class 3                                   860,236 10.89      14.03      12,876,609       4.38     1.10   2.15    -6.99   -6.00
SST SA Columbia Focused Value
  Portfolio Class 3                             332            12.11           4,024       3.40            1.10           -13.11
SST SA Multi-Managed Diversified Fixed
  Income Portfolio Class 3                   13,621  9.96      10.17         137,538       3.02     1.10   1.40    -2.67   -2.37
SST SA Multi-Managed International
  Equity Portfolio Class 3                    5,192  9.59       9.61          49,813       2.66     1.10   1.40   -15.66  -15.41
SST SA Multi-Managed Large Cap
  Growth Portfolio Class 3                    3,308 12.70      13.48          43,760       0.39     1.10   1.40    -3.33   -3.04
SST SA Multi-Managed Mid Cap Growth
  Portfolio Class 3                             337            12.78           4,304       0.00            1.10            -4.79
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                           2,406            10.86          26,128       0.70            1.10           -13.03
SST SA Putnam Asset Allocation
  Diversified Growth Portfolio Class 3      272,447 10.89      10.99       2,984,858       2.57     1.15   1.55   -10.18   -9.81
SST SA T. Rowe Price Growth Stock
  Portfolio Class 3                             258            12.53           3,227       0.00            1.70            -3.10
SST SA Wellington Real Return Portfolio
  Class 3                                 1,745,694 10.56      11.99      19,529,046       3.38     0.85   2.15    -2.34   -1.05
SAST SA AB Growth Portfolio Class 1         187,915            80.56      15,139,133       0.00            1.52             0.77
SAST SA AB Growth Portfolio Class 3         438,716 20.91      24.01      19,387,214       0.00     0.85   1.90     0.13    1.19
SAST SA AB Small & Mid Cap Value
  Portfolio Class 3                         838,934 18.40      20.05      19,559,676       0.32     0.85   2.15   -17.13  -16.04
SAST SA American Funds Asset
  Allocation Portfolio Class 3            2,591,098 13.22      15.88      43,833,399       3.21     1.00   1.90    -6.68   -5.83
SAST SA American Funds Global
  Growth Portfolio Class 3                  926,122 13.99      17.47      17,136,822       1.15     1.10   2.15   -11.22  -10.27
SAST SA American Funds Growth
  Portfolio Class 3                         710,440 17.12      19.87      14,981,731       0.96     1.10   2.15    -2.65   -1.62
SAST SA American Funds Growth-
  Income Portfolio Class 3                  685,834 16.03      17.89      12,694,173       2.66     1.10   2.15    -4.15   -3.13
SAST SA American Funds VCP Managed
  Asset Allocation Portfolio Class 3     12,041,527 10.09      12.48     157,518,393       1.63     1.00   2.15    -7.16   -6.08
SAST SA BlackRock VCP Global Multi
  Asset Portfolio Class 3                 6,377,529 10.44      10.75      68,112,056       1.15     1.15   2.15    -7.77   -6.84
SAST SA Boston Company Capital
  Growth Portfolio Class 1                       --            16.12              --       0.75            1.52            13.12
SAST SA Boston Company Capital
  Growth Portfolio Class 3                       -- 17.28      19.63              --       0.23     0.85   1.90    12.59   13.54
SAST SA Columbia Technology Portfolio
  Class 1                                    47,678             5.52         263,340       0.00            1.52            -9.54
SAST SA Columbia Technology Portfolio
  Class 3                                   300,736  5.63      22.79       3,172,378       0.00     0.95   1.90   -10.08   -9.21
SAST SA DFA Ultra Short Bond
  Portfolio Class 1                          99,621            11.88       1,183,882       1.10            1.52             0.01
SAST SA DFA Ultra Short Bond
  Portfolio Class 3                       1,258,886  8.30      10.73      12,050,565       0.80     0.85   1.90    -0.68    0.37
SAST SA Dogs of Wall Street Portfolio
  Class 1                                    33,754            30.42       1,026,915       2.21            1.52            -1.82
SAST SA Dogs of Wall Street Portfolio
  Class 3                                   299,584 23.45      37.87       7,361,079       2.21     0.85   2.15    -2.68   -1.40
SAST SA Emerging Markets Equity
  Index Portfolio Class 3                     3,173  8.50       8.52          27,006       1.24     1.30   1.55   -14.97  -14.83
SAST SA Federated Corporate Bond
  Portfolio Class 1                          68,156            29.93       2,040,239       4.18            1.52            -4.32
SAST SA Federated Corporate Bond
  Portfolio Class 3                       2,252,918 15.56      25.86      41,688,620       4.05     0.85   2.15    -5.14   -3.89
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 1                   28,561            34.57         987,282       2.29            1.52            -7.88
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 3                  530,400 11.09      44.01       9,152,992       2.13     0.85   2.15    -8.74   -7.54
SAST SA Fixed Income Index Portfolio
  Class 3                                    56,648  9.77       9.82         554,623       5.26     1.15   1.55    -2.41   -2.02
SAST SA Fixed Income Intermediate
  Index Portfolio Class 3                    50,258  9.79       9.84         493,741       2.86     1.15   1.55    -1.22   -0.83
SAST SA Franklin Small Company Value
  Portfolio Class 3                         548,568 15.51      16.53       8,724,713       0.75     0.85   2.15   -14.87  -13.75
SAST SA Global Index Allocation 60-40
  Portfolio Class 3                         105,509  9.32       9.35         985,395       2.58     1.15   1.55    -6.78   -6.53
SAST SA Global Index Allocation 75-25
  Portfolio Class 3                         124,247  9.14       9.17       1,137,498       2.72     1.00   1.55    -8.65   -8.31
SAST SA Global Index Allocation 90-10
  Portfolio Class 3                         674,172  8.92       8.96       6,034,188       2.63     1.15   1.70   -10.75  -10.42
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                          38,055            21.84         831,052       3.70            1.52            -3.96
SAST SA Goldman Sachs Global Bond
  Portfolio Class 3                       1,559,287 11.17      17.08      19,892,579       3.94     0.85   2.15    -4.80   -3.54
SAST SA Goldman Sachs Multi-Asset
  Insights Portfolio Class 3                144,264  9.27       9.31       1,339,509       0.99     1.15   1.55    -9.94   -9.58
SAST SA Index Allocation 60-40
  Portfolio Class 3                         959,769 10.24      10.35       9,899,562       4.70     1.15   1.70    -6.49   -5.97
SAST SA Index Allocation 80-20
  Portfolio Class 3                       1,886,344 10.34      10.45      19,612,565       4.16     1.00   1.55    -8.21   -7.70
SAST SA Index Allocation 90-10
  Portfolio Class 3                       3,051,660 10.39      10.47      31,859,841       4.43     1.15   1.55    -9.12   -8.75
SAST SA International Index Portfolio
  Class 3                                    11,781  8.73       8.77         103,157       3.85     1.15   1.55   -15.59  -15.25
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                          23,734            10.91         258,834       0.00            1.52            -6.20
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                         463,201 11.45      19.03       6,872,802       0.00     0.85   2.15    -7.05   -5.82
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3                      12,250,209 11.30      12.10     144,164,689       2.58     0.95   2.15   -12.09  -11.02
SAST SA Janus Focused Growth
  Portfolio Class 3                         235,671 18.66      20.10       4,787,066       0.00     0.85   2.15    -1.12    0.19
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                          84,043            25.85       2,172,816       1.47            1.52            -9.10
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3                         800,829 15.51      16.15      13,307,811       1.45     0.85   1.90    -9.71   -8.75
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1                          62,357            17.88       1,114,733       2.21            1.52           -20.62
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3                         452,261 10.02      23.45       6,018,113       2.00     0.85   2.15   -21.29  -20.26
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                         115,727            56.62       6,552,144       2.11            1.52            -5.91
SAST SA JPMorgan Equity-Income
  Portfolio Class 3                         475,917 17.39      19.46       9,599,843       1.95     0.85   2.15    -6.73   -5.50
SAST SA JPMorgan Global Equities
  Portfolio Class 1                          40,052            29.85       1,195,378       1.95            1.52           -12.42
SAST SA JPMorgan Global Equities
  Portfolio Class 3                         105,262 12.53      12.75       1,813,763       1.55     1.10   1.90   -12.98  -12.28
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 1                          38,041            28.89       1,098,952       2.16            1.52            -2.06
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                       3,080,100 12.85      20.95      46,835,439       2.26     0.85   2.15    -2.82   -1.55
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                          72,586            23.64       1,715,884       0.00            1.52            -6.32
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 3                         320,806 20.25      21.72       7,281,046       0.00     0.85   2.15    -7.15   -5.93
SAST SA Large Cap Growth Index
  Portfolio Class 3                           6,681  9.57       9.58          63,919       0.62     1.30   1.55    -4.34   -4.18
SAST SA Large Cap Index Portfolio
  Class 3                                    83,921  9.80       9.85         825,519       2.74     1.15   1.55    -6.45   -6.08
SAST SA Large Cap Value Index
  Portfolio Class 3                           9,396  9.27       9.30          87,238       0.96     1.15   1.55    -7.25   -7.00

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                   December 31, 2018                     For the Year Ended December 31, 2018
                                        ---------------------------------------------  ----------------------------------------
                                                                                       Investment    Expense         Total
                                                   Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                   ------------------- --------------  ---------- -------------- --------------
                                                                                         Ratio
Sub-accounts                              Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                            ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 1                  186,262            62.70      11,678,242       1.77            1.52           -10.02
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 3                  717,513 15.94      26.37      18,952,460       1.44     0.85   2.15   -10.81   -9.63
SAST SA Legg Mason Tactical
  Opportunities Class 3                    115,437  9.51       9.56       1,100,455       2.60     1.15   1.55    -7.42   -7.04
SAST SA MFS Blue Chip Growth
  Portfolio Class 1                         49,396            11.98         591,552       0.41            1.52            -6.69
SAST SA MFS Blue Chip Growth
  Portfolio Class 3                        390,089 12.10      18.57       6,325,775       0.15     0.85   1.90    -7.27   -6.29
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 1                   54,654            44.76       2,446,136       0.88            1.52            -6.81
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 3                  588,515 18.65      22.00      13,883,450       0.54     0.85   2.15    -7.66   -6.44
SAST SA MFS Telecom Utility Portfolio
  Class 1                                       --            27.23              --       4.63            1.52             2.58
SAST SA MFS Telecom Utility Portfolio
  Class 3                                       -- 18.61      20.19              --       4.16     0.85   1.90     2.10    2.96
SAST SA MFS Total Return Portfolio
  Class 1                                   71,203            41.72       2,970,742       2.06            1.52            -7.19
SAST SA MFS Total Return Portfolio
  Class 3                                  497,007 14.69      24.93       9,899,956       1.91     0.85   1.90    -7.77   -6.79
SAST SA Mid Cap Index Portfolio
  Class 3                                    4,326  9.09       9.11          39,350       1.38     1.15   1.30   -13.00  -12.87
SAST SA Morgan Stanley International
  Equities Portfolio Class 1                97,972            13.89       1,361,176       1.27            1.52           -15.27
SAST SA Morgan Stanley International
  Equities Portfolio Class 3               518,897  9.52       9.84       6,112,400       0.96     0.85   2.15   -15.97  -14.87
SAST SA Oppenheimer Main Street
  Large Cap Portfolio Class 1               38,192            34.69       1,324,896       1.09            1.52            -9.26
SAST SA Oppenheimer Main Street
  Large Cap Portfolio Class 3              163,275 16.55      23.42       3,369,892       0.89     0.85   2.15   -10.09   -8.90
SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3                      9,471,264 10.79      11.38     112,356,752       2.97     1.10   2.15    -9.16   -8.19
SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                         57,458            31.15       1,789,815       6.63            1.52            -5.34
SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                        402,170 14.02      23.37       6,832,908       6.78     0.85   2.15    -6.11   -4.87
SAST SA Putnam International Growth
  and Income Portfolio Class 1              82,754            14.79       1,224,245       3.17            1.52           -18.89
SAST SA Putnam International Growth
  and Income Portfolio Class 3             459,796  8.07      12.47       5,480,428       2.77     0.85   1.90   -19.37  -18.52
SAST SA Schroders VCP Global
  Allocation Portfolio Class 3           5,251,588 10.68      10.92      56,978,066       2.17     1.15   1.90   -10.74  -10.06
SAST SA Small Cap Index Portfolio
  Class 3                                    3,999  8.80       8.83          35,292       0.48     1.30   1.55   -13.25  -13.03
SAST SA T. Rowe Price Asset Allocation
  Growth Portfolio Class 3                 559,598  9.54       9.60       5,357,074       1.38     1.10   1.55    -7.19   -6.77
SAST SA T. Rowe Price VCP Balanced
  Portfolio Class 3                      9,388,068 11.11      11.51     106,803,345       2.57     0.95   2.15    -9.09   -7.98
SAST SA Templeton Foreign Value
  Portfolio Class 3                      1,581,049  9.32      10.71      19,000,017       4.33     0.85   2.15   -18.15  -17.07
SAST SA VCP Dynamic Allocation
  Portfolio Class 3                     65,969,161 12.44      13.52     861,416,090       3.79     0.95   2.15    -8.82   -7.71
SAST SA VCP Dynamic Strategy
  Portfolio Class 3                     41,660,430 12.23      13.05     532,859,889       3.89     1.15   2.15    -9.17   -8.25
SAST SA VCP Index Allocation Portfolio
  Class 3                                1,899,704  9.47       9.53      18,026,135       4.99     1.00   1.55    -8.86   -8.35
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         51,994            24.70       1,284,032       0.00            1.52            -8.20
SAST SA WellsCap Aggressive Growth
  Portfolio Class 3                        145,349 14.73      16.00       2,519,595       0.00     0.85   1.90    -8.78   -7.82
SAST SA WellsCap Fundamental Growth
  Portfolio Class 1                             --            41.00              --       0.00            1.52            11.94
SAST SA WellsCap Fundamental Growth
  Portfolio Class 3                             -- 16.78      22.16              --       0.00     0.85   1.90    11.38   12.33
VALIC Company I International Equities
  Index Fund                                14,672  9.13       9.81         143,905       2.07     1.10   1.70   -15.21  -14.69
VALIC Company I Mid Cap Index Fund          59,934 10.70      12.24         723,112       1.00     1.10   1.70   -12.93  -12.41
VALIC Company I Nasdaq-100 Index
  Fund                                      11,636 13.42      15.32         173,603       0.55     1.10   1.70    -2.31   -1.72
VALIC Company I Small Cap Index Fund        17,426 10.46      12.31         206,849       1.03     1.10   1.70   -12.73  -12.20
VALIC Company I Stock Index Fund            80,062 11.86      13.05       1,037,307       1.60     1.10   1.70    -6.33   -5.77

                                                  December 31, 2017                    For the Year Ended December 31, 2017
                                       --------------------------------------------  ----------------------------------------
                                                                                     Investment    Expense         Total
                                                 Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                 ------------------- --------------  ---------- -------------- --------------
                                                                                       Ratio
Sub-accounts                             Units   Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           --------- ------    -------   --------------  ---------- ------ ------- ------  -------
American Funds IS Asset Allocation
  Fund Class 2                            71,216 29.92      31.25       2,223,843       1.53     0.85   1.20   14.85    15.25
American Funds IS Asset Allocation
  Fund Class 4                            13,847            12.17         168,535       1.75            1.20            14.53
American Funds IS Bond Fund Class 4        3,873            10.19          39,452       2.02            1.20             2.06
American Funds IS Capital Income
  Builder Class 4                         11,239 10.47      11.02         120,964       2.42     1.10   1.70   10.76    11.42
American Funds IS Global Bond Fund
  Class 4                                  2,923            10.15          29,679       0.37            1.20             5.36
American Funds IS Global Growth Fund
  Class 2                                136,091 41.91      47.84       6,054,456       0.63     0.85   1.72   29.24    30.36
American Funds IS Global Growth Fund
  Class 4                                 21,149 12.33      12.40         260,743       0.61     0.95   1.20   29.56    29.88
American Funds IS Growth Fund Class 2    156,712 41.27      47.11       6,758,981       0.49     0.85   1.72   26.11    27.21
American Funds IS Growth Fund Class 4      5,902            13.44          79,309       0.32            1.20            26.46
American Funds IS Growth-Income Fund
  Class 2                                234,473 33.72      38.51       8,337,919       1.32     0.85   1.72   20.30    21.35
American Funds IS Growth-Income Fund
  Class 4                                 24,433 12.72      12.80         312,174       1.38     0.95   1.20   20.62    20.93
AST SA BlackRock Multi-Asset Income
  Portfolio Class 3                       80,961 10.78      11.74         959,308       2.50     1.10   1.55    4.52     4.99
AST SA PGI Asset Allocation Portfolio
  Class 1                                 70,678            44.10       3,117,191       2.79            1.52            12.04
AST SA PGI Asset Allocation Portfolio
  Class 3                                147,760 17.19      25.15       3,764,870       2.43     0.85   1.90   11.34    12.51
AST SA Wellington Capital
  Appreciation Portfolio Class 1          72,525           125.11       9,073,551       0.00            1.52            30.78
AST SA Wellington Capital
  Appreciation Portfolio Class 3         529,475 28.55      42.36      25,313,415       0.00     0.85   2.15   29.64    31.33
AST SA Wellington Government and
  Quality Bond Portfolio Class 1         106,872            21.55       2,302,872       1.79            1.52             1.39
AST SA Wellington Government and
  Quality Bond Portfolio Class 3       2,558,786 11.52      17.74      37,195,801       1.60     0.85   2.15    0.57     1.88
AST SA Wellington Growth Portfolio
  Class 1                                 56,489            60.19       3,400,283       1.15            1.52            17.98
AST SA Wellington Growth Portfolio
  Class 3                                142,258 17.80      23.15       5,489,659       0.92     0.85   1.90   17.24    18.48
AST SA Wellington Natural Resources
  Portfolio Class 1                       22,175            44.39         984,414       2.49            1.52            13.33
AST SA Wellington Natural Resources
  Portfolio Class 3                      238,158  8.91       9.57       3,947,258       2.19     0.85   1.90   12.62    13.81
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 3           64,125 11.32      11.38         728,261       0.17     1.15   1.55   14.28    14.74
BlackRock Global Allocation V.I. Fund
  Class III                                5,539 10.87      11.21          60,756       1.33     1.10   1.40   12.13    12.47
BlackRock iShares Alternative
  Strategies VI Fund Class III             6,830 10.72      11.60          75,778       3.10     1.10   1.70   10.56    11.22
BlackRock iShares Dynamic Allocation
  V.I. Fund Class III                      2,282 11.02      11.40          25,576       2.30     1.10   1.40   13.13    13.47
BLK iShares Dynamic Fixed Income VI
  Fund Class III                           3,217            10.25          32,981       1.91            1.10             2.47

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                  December 31, 2017                     For the Year Ended December 31, 2017
                                       ---------------------------------------------  ----------------------------------------
                                                                                      Investment    Expense         Total
                                                  Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                  ------------------- --------------  ---------- -------------- --------------
                                                                                        Ratio
Sub-accounts                             Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
Columbia VP Income Opportunities Fund
  Class 1                                   5,497 25.10      26.16         140,349       5.69     1.52   1.77     4.69    4.96
Columbia VP Large Cap Growth Fund
  Class 1                                  33,703 13.14      13.20         444,482       0.00     1.52   1.77   -27.93   25.90
Columbia VP Limited Duration Credit
  Fund Class 2                              1,183             9.98          11,806       1.67            1.10             0.69
FTVIP Franklin Founding Funds
  Allocation VIP Fund Class 2             256,021 13.71      15.22       3,645,810       2.79     0.85   1.90     9.88   11.03
FTVIP Franklin Income VIP Fund Class 2  1,026,792 14.39      16.01      15,530,400       4.07     0.85   1.90     7.62    8.75
FTVIP Franklin Mutual Global
  Discovery VIP Fund Class 2                7,242            10.67          77,270       0.35            1.20             7.31
FTVIP Franklin Rising Dividends VIP
  Fund Class 2                                625            12.91           8,063       1.34            1.20            19.12
FTVIP Franklin Strategic Income VIP
  Fund Class 2                              2,492 10.10      10.33          25,549       3.05     1.10   1.40     3.11    3.42
FTVIP Templeton Global Bond VIP Fund
  Class 2                                     160             9.62           1,541       0.00            1.20             0.71
Goldman Sachs VIT Global Trends
  Allocation Fund Service Class             1,176            10.95          12,880       0.15            1.10            11.88
Goldman Sachs VIT Government Money
  Market Fund Service Class               233,020  9.74       9.86       2,289,243       0.65     1.15   1.90    -1.38   -0.64
Goldman Sachs VIT Multi-Strategy
  Alternatives Portfolio Advisor Class      5,605             9.26          51,886       2.20            1.40             3.69
Goldman Sachs VIT Strategic Income
  Fund Advisor Class                          863             9.12           7,870       0.69            1.10            -3.39
Invesco V.I. American Franchise Fund
  Series II                                55,494 22.30      23.40       1,228,143       0.00     0.85   1.90    24.64   25.95
Invesco V.I. Balanced-Risk Allocation
  Fund Series II                              626 10.67      11.53           6,966       3.47     1.10   1.70     7.99    8.63
Invesco V.I. Comstock Fund Series II      772,891 17.97      27.58      16,397,707       1.95     0.85   2.15    15.08   16.58
Invesco V.I. Equity and Income Fund
  Series II                                 2,323            11.75          27,310       0.00            1.20             9.46
Invesco V.I. Growth and Income Fund
  Series II                             1,137,787 18.20      30.51      25,939,361       1.30     0.85   2.15    11.62   13.07
Lord Abbett Bond Debenture Portfolio
  Class VC                                  7,136 11.24      11.70          81,133       6.14     1.10   1.20     7.91    8.02
Lord Abbett Fundamental Equity
  Portfolio Class VC                        1,708            12.60          21,512       1.15            1.10            11.35
Lord Abbett Growth and Income
  Portfolio Class VC                      588,039 15.40      23.57      11,076,720       1.30     0.85   2.15    10.98   12.42
Lord Abbett Mid Cap Stock Portfolio
  Class VC                                  9,317 25.11      26.24         240,502       0.73     0.85   1.20     5.56    5.93
Lord Abbett Short Duration Income
  Portfolio Class VC                       19,015 10.02      10.24         193,771       4.39     1.10   1.70     0.47    1.07
Morgan Stanley VIF Global
  Infrastructure Portfolio Class II         7,167 10.13      10.90          75,336       2.08     1.10   1.70    10.65   11.32
Neuberger Berman AMT US Equity Index
  PutWrite Strategy Portfolio               4,223             9.64          40,721       0.00            1.40             5.20
PIMCO All Asset Portfolio Advisor
  Class                                     1,197            11.02          13,188       4.60            1.40            11.81
PIMCO Dynamic Bond Portfolio Advisor
  Class                                     2,690            10.31          27,747       1.74            1.40             3.45
PIMCO Emerging Markets Bond Portfolio
  Advisor Class                             2,162            11.23          24,281       5.13            1.10             8.57
PVC Diversified International Account
  Class 2                                   4,570  8.59       8.82          39,527       1.12     1.55   1.70    26.63   26.82
PVC Equity Income Account Class 2          18,928 18.39      18.84         353,140       1.93     1.55   1.70    18.74   18.92
PVC Government & High Quality Bond
  Account Class 2                              73  7.92       8.11             585       3.75     1.55   1.70    -0.20   -0.05
PVC Income Account Class 2                  3,261 10.29      10.53          33,555       3.03     1.55   1.70     3.11    3.26
PVC LargeCap Growth Account Class 2         1,413            13.76          19,454       0.16            1.55            32.48
PVC MidCap Account Class 2                 35,050 24.26      24.76         852,013       0.32     1.55   1.70    23.09   23.27
PVC Principal Capital Appreciation
  Account Class 2                           7,071 24.46      25.06         174,285       0.98     1.55   1.70    18.44   18.61
PVC Real Estate Securities Account
  Class 2                                     396            33.24          13,159       1.48            1.55             7.27
PVC SAM Balanced Portfolio Class 2        439,510 15.56      16.22       6,943,462       1.94     1.52   1.77    12.87   13.15
PVC SAM Conservative Balanced
  Portfolio Class 2                         3,245 10.97      14.94          36,481       2.32     1.55   1.77     9.20    9.44
PVC SAM Conservative Growth Portfolio
  Class 2                                  39,077 17.15      17.55         683,059       1.39     1.55   1.70    17.45   17.63
PVC SAM Flexible Income Portfolio
  Class 2                                   9,290 11.81      12.09         110,698       2.83     1.55   1.70     6.32    6.47
PVC SAM Strategic Growth Portfolio
  Class 2                                  17,002 19.05      19.51         330,426       1.29     1.55   1.70    19.90   20.08
PVC Short-Term Income Account Class 2       6,179  7.24       7.40          45,697       1.80     1.55   1.70     0.07    0.22
PVC SmallCap Account Class 2                1,752            13.37          23,430       0.15            1.55            10.84
SST SA Allocation Balanced Portfolio
  Class 3                                 947,174 14.87      16.11      14,718,638       1.56     1.15   1.90     8.45    9.27
SST SA Allocation Growth Portfolio
  Class 3                                 188,198 16.44      17.88       3,244,628       1.10     1.15   1.90    15.61   16.48
SST SA Allocation Moderate Growth
  Portfolio Class 3                       725,496 15.47      16.80      11,654,394       1.44     1.15   1.90    12.98   13.83
SST SA Allocation Moderate Portfolio
  Class 3                                 884,154 15.08      16.21      14,100,179       1.43     1.30   2.15    10.88   11.83
SST SA Columbia Focused Value
  Portfolio Class 3                           332            13.94           4,631       1.63            1.10            20.07
SST SA Multi-Managed Diversified
  Fixed Income Portfolio Class 3            9,650 10.23      10.41          99,619       2.78     1.10   1.40     2.29    2.60
SST SA Multi-Managed International
  Equity Portfolio Class 3                  4,648 11.33      11.39          52,769       2.36     1.10   1.40    24.66   25.04
SST SA Multi-Managed Large Cap Growth
  Portfolio Class 3                         3,177 13.14      13.91          43,359       0.40     1.10   1.40    25.61   25.99
SST SA Multi-Managed Mid Cap Growth
  Portfolio Class 3                           337            13.42           4,521       0.00            1.10            24.62
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                         2,406            12.49          30,043       1.09            1.10            11.40
SST SA Putnam Asset Allocation
  Diversified Growth Portfolio Class 3    124,538 12.13      12.19       1,514,972       2.39     1.15   1.55    17.65   18.12
SST SA T. Rowe Price Growth Stock
  Portfolio Class 3                           258            12.93           3,335       0.00            1.70            30.65
SST SA Wellington Real Return
  Portfolio Class 3                     1,931,497 10.81      12.12      21,976,277       2.22     0.85   2.15    -0.23    1.07
SAST SA AB Growth Portfolio Class 1       120,117            79.95       9,603,490       0.04            1.52            30.01
SAST SA AB Growth Portfolio Class 3       165,672 20.66      23.98       7,691,545       0.00     0.85   1.90    29.20   30.56
SAST SA AB Small & Mid Cap Value
  Portfolio Class 3                       862,289 22.20      23.88      24,483,204       0.14     0.85   2.15    10.41   11.85
SAST SA American Funds Asset
  Allocation Portfolio Class 3          1,486,611 14.04      17.01      26,685,638       0.87     1.00   1.90    13.71   14.74
SAST SA American Funds Global Growth
  Portfolio Class 3                     1,030,416 15.59      19.68      21,327,118       0.92     1.10   2.15    28.32   29.67
SAST SA American Funds Growth
  Portfolio Class 3                       777,619 17.40      20.42      16,736,388       0.46     1.10   2.15    25.22   26.54
SAST SA American Funds Growth- Income
  Portfolio Class 3                       785,082 16.55      18.66      15,342,992       1.63     1.10   2.15    19.44   20.70
SAST SA American Funds VCP Managed
  Asset Allocation Portfolio Class 3   10,950,021 13.44      14.17     153,040,305       0.78     1.15   2.15    12.03   13.15
SAST SA BlackRock VCP Global Multi
  Asset Portfolio Class 3               5,847,458 11.32      11.54      67,170,399       0.01     1.15   2.15     9.67   10.76
SAST SA Boston Company Capital Growth
  Portfolio Class 1                        19,664            14.25         280,300       0.32            1.52            21.93
SAST SA Boston Company Capital Growth
  Portfolio Class 3                       172,710 15.22      17.44       2,578,276       0.09     0.85   1.90    21.17   22.44
SAST SA Columbia Technology Portfolio
  Class 1                                  52,906             6.11         323,045       0.00            1.52            33.16
SAST SA Columbia Technology Portfolio
  Class 3                                 279,806  6.20      25.34       3,172,910       0.00     0.95   1.90    32.32   33.58
SAST SA DFA Ultra Short Bond
  Portfolio Class 1                       102,824            11.88       1,221,883       0.31            1.52            -0.81
SAST SA DFA Ultra Short Bond
  Portfolio Class 3                     1,352,882  8.35      10.69      12,867,421       0.03     0.85   1.90    -1.43   -0.39
SAST SA Dogs of Wall Street Portfolio
  Class 1                                  45,832            30.99       1,420,150       2.25            1.52            17.03

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                  December 31, 2017                     For the Year Ended December 31, 2017
                                       ---------------------------------------------  ----------------------------------------
                                                                                      Investment    Expense         Total
                                                  Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                  ------------------- --------------  ---------- -------------- --------------
                                                                                        Ratio
Sub-accounts                             Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
SAST SA Dogs of Wall Street Portfolio
  Class 3                                 332,992 24.09      38.41       8,463,544       2.22     0.85   2.15   16.01    17.52
SAST SA Federated Corporate Bond
  Portfolio Class 1                        72,713            31.29       2,274,978       4.22            1.52             5.03
SAST SA Federated Corporate Bond
  Portfolio Class 3                     2,552,285 16.40      26.90      49,823,787       4.36     0.85   2.15    4.12     5.47
SAST SA Fidelity Institutional AM
  Real Estate Portfolio Class 1            34,738            37.52       1,303,471       2.94            1.52             3.80
SAST SA Fidelity Institutional AM
  Real Estate Portfolio Class 3           603,454 12.15      47.60      11,595,243       2.58     0.85   2.15    2.89     4.23
SAST SA Fixed Income Index Portfolio
  Class 3                                   5,160 10.01      10.02          51,675       0.00     1.15   1.55    0.10     0.20
SAST SA Fixed Income Intermediate
  Index Portfolio Class 3                     404             9.91           4,003       0.00            1.55            -0.89
SAST SA Franklin Small Company Value
  Portfolio Class 3                       565,091 18.22      19.16      10,460,782       0.34     0.85   2.15    7.22     8.62
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                        44,259            22.74       1,006,378       3.27            1.52             5.20
SAST SA Goldman Sachs Global Bond
  Portfolio Class 3                     1,609,286 11.74      17.70      21,589,068       2.90     0.85   2.15    4.28     5.65
SAST SA Index Allocation 60-40
  Portfolio Class 3                       247,250 10.97      11.01       2,717,199       0.68     1.15   1.55    9.67    10.06
SAST SA Index Allocation 80-20
  Portfolio Class 3                       844,810 11.27      11.31       9,544,053       0.96     1.15   1.55   12.69    13.09
SAST SA Index Allocation 90-10
  Portfolio Class 3                     1,077,272 11.44      11.48      12,344,776       1.13     1.15   1.55   14.37    14.78
SAST SA International Index Portfolio
  Class 3                                     387            10.34           4,001       1.80            1.30             3.44
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                        30,268            11.63         351,909       0.00            1.52            22.97
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                       544,261 12.15      20.47       8,586,319       0.00     0.85   2.15   21.90    23.49
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3                    12,345,151 12.85      13.59     163,931,158       0.90     0.95   2.15    7.66     8.95
SAST SA Janus Focused Growth
  Portfolio Class 3                       262,349 18.87      20.06       5,342,729       0.00     0.85   2.15   27.08    28.73
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                        98,903            28.44       2,813,079       1.62            1.52            12.84
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3                       734,399 17.17      17.70      13,538,398       1.42     0.85   1.90   12.13    13.31
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1                        65,328            22.52       1,471,271       2.01            1.52            40.14
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3                       453,299 12.72      29.40       7,702,069       1.71     0.85   2.15   38.92    40.73
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                       127,921            60.17       7,697,607       2.05            1.52            16.51
SAST SA JPMorgan Equity-Income
  Portfolio Class 3                       499,776 18.65      20.60      10,734,698       1.94     0.85   2.15   15.49    17.00
SAST SA JPMorgan Global Equities
  Portfolio Class 1                        40,106            34.08       1,366,708       1.75            1.52            22.47
SAST SA JPMorgan Global Equities
  Portfolio Class 3                       107,853 14.28      14.66       2,239,833       1.61     1.10   1.90   21.71    22.68
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 1                        50,420            29.50       1,487,146       2.53            1.52             2.39
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                     3,559,165 13.22      21.28      55,503,550       2.20     0.85   2.15    1.49     2.82
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                        80,674            25.24       2,035,821       0.00            1.52            27.70
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 3                       321,553 21.53      23.39       7,784,279       0.00     0.85   2.15   26.58    28.23
SAST SA Legg Mason BW Large Cap Value
  Portfolio Class 1                       187,691            69.68      13,078,765       1.73            1.52            18.76
SAST SA Legg Mason BW Large Cap Value
  Portfolio Class 3                       710,185 17.87      29.18      21,777,831       1.54     0.85   2.15   17.72    19.26
SAST SA Legg Mason Tactical
  Opportunities Class 3                     3,601 10.28      10.29          37,027       0.31     1.15   1.55    2.76     2.85
SAST SA MFS Blue Chip Growth
  Portfolio Class 1                        55,712            12.83         715,022       0.72            1.52            25.13
SAST SA MFS Blue Chip Growth
  Portfolio Class 3                       404,083 12.91      20.03       7,011,959       0.48     0.85   1.90   24.34    25.65
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 1                  56,319            48.03       2,704,926       1.05            1.52            21.56
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 3                 679,930 20.20      23.52      17,539,771       0.81     0.85   2.15   20.50    22.07
SAST SA MFS Telecom Utility Portfolio
  Class 1                                  29,292            26.55         777,578       2.69            1.52            13.27
SAST SA MFS Telecom Utility Portfolio
  Class 3                                  75,874 18.23      19.61       1,533,845       2.46     0.85   1.90   12.56    13.74
SAST SA MFS Total Return Portfolio
  Class 1                                  80,751            44.95       3,629,942       2.42            1.52            10.54
SAST SA MFS Total Return Portfolio
  Class 3                                 492,338 15.93      26.75      10,951,682       2.41     0.85   1.90    9.85    11.00
SAST SA Mid Cap Index Portfolio
  Class 3                                     113            10.45           1,178       0.59            1.30             4.50
SAST SA Morgan Stanley International
  Equities Portfolio Class 1              104,137            16.40       1,707,605       1.20            1.52            23.17
SAST SA Morgan Stanley International
  Equities Portfolio Class 3              562,691 11.33      11.56       7,920,738       0.98     0.85   2.15   22.09    23.68
SAST SA Oppenheimer Main Street Large
  Cap Portfolio Class 1                    45,860            38.23       1,753,324       1.04            1.52            15.11
SAST SA Oppenheimer Main Street Large
  Cap Portfolio Class 3                   176,548 18.41      25.71       4,031,814       0.85     0.85   2.15   14.11    15.60
SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3                     9,363,132 11.75      12.53     121,336,298       0.19     1.10   2.15   13.72    14.92
SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                        67,406            32.91       2,218,162       8.99            1.52             8.08
SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                       447,759 14.94      24.57       8,159,074       8.92     0.85   2.15    7.14     8.54
SAST SA Putnam International Growth
  and Income Portfolio Class 1             85,934            18.24       1,567,375       1.56            1.52            22.62
SAST SA Putnam International Growth
  and Income Portfolio Class 3            489,393 10.00      15.31       7,397,965       1.19     0.85   1.90   21.85    23.13
SAST SA Schroders VCP Global
  Allocation Portfolio Class 3          4,904,265 11.91      12.14      59,279,225       0.00     1.15   2.15   10.69    11.80
SAST SA T. Rowe Price Asset
  Allocation Growth Portfolio Class 3      13,952            10.29         143,541       0.10            1.30             2.88
SAST SA T. Rowe Price VCP Balanced
  Portfolio Class 3                     8,914,698 12.23      12.51     110,615,734       0.03     0.95   2.15   16.38    17.78
SAST SA Templeton Foreign Value
  Portfolio Class 3                     1,638,818 11.39      12.91      24,104,772       2.44     0.85   2.15   18.89    20.44
SAST SA VCP Dynamic Allocation
  Portfolio Class 3                    67,549,971 13.64      14.64     959,825,435       1.11     0.95   2.15   17.40    18.82
SAST SA VCP Dynamic Strategy
  Portfolio Class 3                    43,732,270 13.46      14.22     610,999,598       1.08     1.15   2.15   15.85    17.01
SAST SA VCP Index Allocation
  Portfolio Class 3                        72,560            10.39         753,797       0.18     1.15   1.55    3.85     3.95
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                        55,955            26.90       1,505,241       0.00            1.52            27.64
SAST SA WellsCap Aggressive Growth
  Portfolio Class 3                       130,005 16.15      17.36       2,436,791       0.00     0.85   1.90   26.84    28.17
SAST SA WellsCap Fundamental Growth
  Portfolio Class 1                        62,000            36.63       2,271,052       0.27            1.52            33.64
SAST SA WellsCap Fundamental Growth
  Portfolio Class 3                       111,758 14.94      19.90       3,272,251       0.02     0.85   1.90   32.80    34.20
VALIC Company I International
  Equities Index Fund                      13,979 10.76      11.50         160,870       2.20     1.10   1.70   22.26    22.99
VALIC Company I Mid Cap Index Fund         61,663 12.29      13.98         850,458       0.90     1.10   1.70   13.96    14.64
VALIC Company I Nasdaq-100 Index Fund      11,456 13.74      15.59         174,273       0.36     1.10   1.70   30.07    30.85
VALIC Company I Small Cap Index Fund       15,982 11.98      14.02         215,749       1.01     1.10   1.70   12.46    13.13
VALIC Company I Stock Index Fund           90,938 12.66      13.85       1,251,868       1.37     1.10   1.70   19.37    20.09

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                  December 31, 2016                    For the Year Ended December 31, 2016
                                       --------------------------------------------  ----------------------------------------
                                                                                     Investment    Expense         Total
                                                 Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                 ------------------- --------------  ---------- -------------- --------------
                                                                                       Ratio
Sub-accounts                             Units   Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           --------- ------    -------   --------------  ---------- ------ ------- ------  -------
American Funds IS Asset Allocation
  Fund Class 2                            76,030 26.05      27.12       2,059,875       1.55     0.85   1.20    8.11     8.49
American Funds IS Asset Allocation
  Fund Class 4                             4,706            10.63          50,010       1.10            1.20             7.87
American Funds IS Bond Fund Class 4        3,343             9.98          33,363       1.19            1.20             1.58
American Funds IS Capital Income
  Builder Class 4                          8,704  9.45       9.89          84,242       3.77     1.10   1.70    2.04     2.65
American Funds IS Global Bond Fund
  Class 4                                  2,937             9.64          28,299       0.48            1.20             1.20
American Funds IS Global Growth Fund
  Class 2                                171,332 32.43      36.70       5,866,875       0.87     0.85   1.72   -1.09    -0.23
American Funds IS Global Growth Fund
  Class 4                                 19,959  9.51       9.55         189,919       0.70     0.95   1.20   -0.82    -0.58
American Funds IS Growth Fund Class 2    193,548 32.72      37.03       6,600,731       0.72     0.85   1.72    7.63     8.56
American Funds IS Growth-Income Fund
  Class 2                                288,014 28.03      31.74       8,472,212       1.37     0.85   1.72    9.62    10.58
American Funds IS Growth-Income Fund
  Class 4                                 20,290 10.55      10.59         214,666       1.02     0.95   1.20    9.93    10.21
AST SA BlackRock Multi-Asset Income
  Portfolio Class 3                       28,362 10.27      11.23         319,766       2.16     1.10   1.55    4.64     5.11
AST SA PGI Asset Allocation Portfolio
  Class 1                                 88,858            39.36       3,497,797       2.85            1.52             9.11
AST SA PGI Asset Allocation Portfolio
  Class 3                                148,944 15.44      22.35       3,515,367       2.73     0.85   1.90    8.42     9.57
AST SA Wellington Capital
  Appreciation Portfolio Class 1          81,019            95.66       7,750,430       0.00            1.52             0.45
AST SA Wellington Capital
  Appreciation Portfolio Class 3         586,629 22.02      32.25      22,332,435       0.00     0.85   2.15   -0.43     0.87
AST SA Wellington Government and
  Quality Bond Portfolio Class 1         119,432            21.25       2,538,301       1.42            1.52            -0.06
AST SA Wellington Government and
  Quality Bond Portfolio Class 3       2,537,271 11.45      17.41      36,832,968       1.74     0.85   2.15   -0.93     0.36
AST SA Wellington Growth Portfolio
  Class 1                                 61,949            51.02       3,160,577       0.97            1.52             5.78
AST SA Wellington Growth Portfolio
  Class 3                                164,474 15.19      19.54       5,484,254       0.74     0.85   1.90    5.12     6.23
AST SA Wellington Natural Resources
  Portfolio Class 1                       23,497            39.17         920,390       4.09            1.52            28.00
AST SA Wellington Natural Resources
  Portfolio Class 3                      271,328  7.91       8.41       4,124,074       4.11     0.85   1.90   27.20    28.54
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 3              694             9.91           6,876       0.00            1.30            -0.87
BlackRock Global Allocation V.I. Fund
  Class III                                4,762  9.69       9.97          46,406       1.42     1.10   1.40    2.37     2.67
BlackRock iShares Alternative
  Strategies VI Fund Class III             4,389  9.70      10.18          43,972       3.59     1.40   1.70    4.43     4.75
BlackRock iShares Dynamic Allocation
  V.I. Fund Class III                      1,152             9.74          11,220       1.91            1.40             4.69
BLK iShares Dynamic Fixed Income VI
  Fund Class III                           2,880            10.00          28,815       1.71            1.10             2.19
Columbia VP Income Opportunities Fund
  Class 1                                  4,535 23.98      24.93         110,152      11.06     1.52   1.77    8.99     9.26
Columbia VP Large Cap Growth Fund
  Class 1                                 40,064 10.44      10.46         418,866       0.00     1.52   1.77    4.41     4.59
Columbia VP Limited Duration Credit
  Fund Class 2                               743             9.91           7,361       3.67            1.10             4.13
FTVIP Franklin Founding Funds
  Allocation VIP Fund Class 2            253,987 12.47      13.71       3,274,800       3.74     0.85   1.90   11.06    12.23
FTVIP Franklin Income VIP Fund Class 2 1,036,403 13.38      14.72      14,437,670       4.97     0.85   1.90   11.88    13.06
FTVIP Franklin Rising Dividends VIP
  Fund Class 2                               437            10.84           4,737       0.00            1.20            14.66
FTVIP Franklin Strategic Income VIP
  Fund Class 2                             2,304  9.80       9.99          22,847       4.82     1.10   1.40    6.44     6.76
FTVIP Templeton Global Bond VIP Fund
  Class 2                                    135             9.55           1,293       0.00            1.20             1.71
Goldman Sachs VIT Government Money
  Market Fund Service Class               73,488  9.88       9.92         728,325       0.04     1.30   1.90   -1.23    -0.84
Goldman Sachs VIT Multi-Strategy
  Alternatives Portfolio Advisor Class     4,440             8.93          39,639       0.93            1.40            -1.12
Goldman Sachs VIT Strategic Income
  Fund Advisor Class                         520             9.44           4,907       1.91            1.10            -0.36
Invesco V.I. American Franchise Fund
  Series II                               55,000 17.89      18.57         975,093       0.00     0.85   1.90    0.10     1.16
Invesco V.I. Balanced-Risk Allocation
  Fund Series II                             548             9.88           5,417       0.19            1.70             9.64
Invesco V.I. Comstock Fund Series II     859,634 15.62      23.66      15,784,092       1.31     0.85   2.15   14.51    16.00
Invesco V.I. Growth and Income Fund
  Series II                            1,263,588 16.31      26.98      25,857,432       0.88     0.85   2.15   16.90    18.42
Lord Abbett Bond Debenture Portfolio
  Class VC                                 2,592 10.41      10.83          27,876       5.03     1.10   1.20   10.80    10.91
Lord Abbett Fundamental Equity
  Portfolio Class VC                         455            11.31           5,151       1.03            1.10            14.48
Lord Abbett Growth and Income
  Portfolio Class VC                     657,268 13.88      20.97      11,139,339       1.48     0.85   2.15   14.63    16.13
Lord Abbett Mid Cap Stock Portfolio
  Class VC                                 6,036            24.77         149,514       0.51            0.85            15.41
Lord Abbett Short Duration Income
  Portfolio Class VC                      10,357  9.98      10.13         104,616       3.08     1.10   1.70    1.73     2.34
Morgan Stanley VIF Global
  Infrastructure Portfolio Class II        4,090  9.16       9.67          38,753       1.20     1.40   1.70   13.03    13.37
Neuberger Berman AMT US Equity Index
  PutWrite Strategy Portfolio              3,122             9.17          28,619       0.00            1.40            -2.02
PIMCO All Asset Portfolio Advisor
  Class                                    1,197             9.86          11,795       2.43            1.40            11.34
PIMCO Dynamic Bond Portfolio Advisor
  Class                                    1,992             9.97          19,856       1.39            1.40             3.18
PIMCO Emerging Markets Bond Portfolio
  Advisor Class                            2,244            10.35          23,219       5.39            1.10            11.96
PVC Diversified International Account
  Class 2                                 12,942  6.78       6.96          89,440       2.06     1.55   1.70   -1.57    -1.42
PVC Equity Income Account Class 2         20,788 15.49      15.84         326,306       2.28     1.55   1.70   13.49    13.66
PVC Government & High Quality Bond
  Account Class 2                             73  7.94       8.11             587       3.40     1.55   1.70   -0.17    -0.02
PVC Income Account Class 2                 6,334  9.97      10.20          63,745       3.77     1.55   1.70    3.74     3.90
PVC LargeCap Growth Account Class 2        1,440            10.39          14,962       0.08            1.55            -6.83
PVC MidCap Account Class 2                38,293 19.71      20.09         756,035       0.11     1.55   1.70    8.26     8.42
PVC Principal Capital Appreciation
  Account Class 2                          8,744 20.65      21.12         182,089       0.88     1.55   1.70    7.02     7.18
PVC Real Estate Securities Account
  Class 2                                    396            30.99          12,267       1.26            1.55             3.91
PVC SAM Balanced Portfolio Class 2       464,048 13.78      14.33       6,493,510       1.88     1.52   1.77    4.75     5.02
PVC SAM Conservative Balanced
  Portfolio Class 2                        4,142 10.02      13.68          42,449       1.27     1.55   1.77    4.22     4.45
PVC SAM Conservative Growth Portfolio
  Class 2                                 42,467 14.60      14.92         631,322       1.20     1.55   1.70    4.97     5.12
PVC SAM Flexible Income Portfolio
  Class 2                                 12,963 11.10      11.35         145,753       1.60     1.55   1.70    4.94     5.10
PVC SAM Strategic Growth Portfolio
  Class 2                                 18,293 15.89      16.25         295,778       1.20     1.55   1.70    4.12     4.28
PVC Short-Term Income Account Class 2      5,854             7.39          43,243       1.98            1.55             0.44
PVC SmallCap Account Class 2               1,767            12.06          21,314       0.07            1.55            15.36
SST SA Allocation Balanced Portfolio
  Class 3                              1,043,857 13.71      14.75      14,779,130       1.80     1.15   1.90    3.26     4.03
SST SA Allocation Growth Portfolio
  Class 3                                148,173 14.22      15.35       2,182,454       1.66     1.15   1.90    3.76     4.54
SST SA Allocation Moderate Growth
  Portfolio Class 3                      677,696 13.69      14.76       9,567,795       1.73     1.15   1.90    3.67     4.45
SST SA Allocation Moderate Portfolio
  Class 3                                999,019 13.60      14.49      14,201,746       1.75     1.30   2.15    3.33     4.21
SST SA Columbia Focused Value
  Portfolio Class 3                          226            11.61           2,629       0.87            1.10            17.72
SST SA Multi-Managed Diversified
  Fixed Income Portfolio Class 3           3,702            10.15          37,564       1.23            1.10             2.06
SST SA Multi-Managed International
  Equity Portfolio Class 3                 3,097             9.06          28,076       1.20            1.10            -1.42

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                    December 31, 2016                     For the Year Ended December 31, 2016
                                         ---------------------------------------------  ----------------------------------------
                                                                                        Investment    Expense         Total
                                                    Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                    ------------------- --------------  ---------- -------------- --------------
                                                                                          Ratio
Sub-accounts                               Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                             ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
SST SA Multi-Managed Large Cap
  Growth Portfolio Class 3                    1,071            10.46          11,206       0.20            1.40             1.44
SST SA Multi-Managed Mid Cap Growth
  Portfolio Class 3                             226            10.77           2,439       0.00            1.10             3.37
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                           2,375            11.21          26,623       0.89            1.10            14.48
SST SA Putnam Asset Allocation
  Diversified Growth Portfolio Class 3        2,425            10.31          25,012       0.66            1.30             3.15
SST SA T. Rowe Price Growth Stock
  Portfolio Class 3                             495             9.90           4,901       0.00            1.70            -0.71
SST SA Wellington Real Return Portfolio
  Class 3                                 1,783,541 10.83      11.99      20,139,870       0.00     0.85   2.15    1.50     2.82
SAST SA AB Growth Portfolio Class 1         136,149            61.49       8,372,368       0.21            1.52             1.27
SAST SA AB Growth Portfolio Class 3         173,463 15.83      18.56       6,621,204       0.00     0.85   1.90    0.63     1.69
SAST SA AB Small & Mid Cap Value
  Portfolio Class 3                         926,388 20.11      21.35      23,967,925       0.13     0.85   2.15   22.00    23.60
SAST SA American Funds Asset
  Allocation Portfolio Class 3              647,533 14.96      16.13      10,093,495       1.77     1.15   1.90    7.05     7.85
SAST SA American Funds Global Growth
  Portfolio Class 3                       1,245,290 12.02      15.33      19,938,601       1.71     1.10   2.15   -1.79    -0.75
SAST SA American Funds Growth
  Portfolio Class 3                         869,856 13.75      16.30      14,844,616       0.32     1.10   2.15    6.86     7.99
SAST SA American Funds Growth-
  Income Portfolio Class 3                  797,506 13.71      15.63      12,940,547       1.41     1.10   2.15    8.85     9.99
SAST SA American Funds VCP Managed
  Asset Allocation Portfolio Class 3      9,046,744 10.38      12.00     112,007,608       0.77     1.10   2.15    4.73     5.83
SAST SA BlackRock VCP Global Multi
  Asset Portfolio Class 3                 3,899,036 10.32      10.42      40,521,866       0.06     1.10   2.15    3.19     4.21
SAST SA Boston Company Capital
  Growth Portfolio Class 1                   21,362            11.69         249,740       0.19            1.52             0.81
SAST SA Boston Company Capital
  Growth Portfolio Class 3                  213,109 12.43      14.39       2,572,052       0.00     0.85   1.90    0.18     1.23
SAST SA Columbia Technology Portfolio
  Class 1                                    49,368             4.59         226,382       0.00            1.52            15.07
SAST SA Columbia Technology Portfolio
  Class 3                                   336,672 17.74      19.15       2,606,769       0.00     1.10   1.90   14.35    15.26
SAST SA DFA Ultra Short Bond Portfolio
  Class 1                                   108,656            11.98       1,301,677       0.00            1.52            -1.60
SAST SA DFA Ultra Short Bond Portfolio
  Class 3                                 1,162,071  8.47      10.73      11,366,833       0.00     0.85   1.90   -2.21    -1.18
SAST SA Dogs of Wall Street Portfolio
  Class 1                                    50,344            26.48       1,332,950       2.24            1.52            16.15
SAST SA Dogs of Wall Street Portfolio
  Class 3                                   308,818 20.77      32.68       6,902,730       2.09     0.85   2.15   15.14    16.64
SAST SA Federated Corporate Bond
  Portfolio Class 1                          85,268            29.79       2,539,917       4.55            1.52             7.11
SAST SA Federated Corporate Bond
  Portfolio Class 3                       2,452,999 15.75      25.51      46,460,007       4.48     0.85   2.15    6.18     7.56
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 1                   42,312            36.15       1,529,559       2.39            1.52             6.99
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 3                  638,220 11.81      45.67      12,000,663       1.93     0.85   2.15    6.06     7.44
SAST SA Franklin Small Company Value
  Portfolio Class 3                         783,881 16.99      17.64      13,408,816       0.45     0.85   2.15   27.79    29.45
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                          38,674            21.61         835,874       0.30            1.52            -0.22
SAST SA Goldman Sachs Global Bond
  Portfolio Class 3                       1,430,897 11.25      16.76      18,466,825       0.07     0.85   2.15   -1.09     0.20
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                          33,462             9.45         316,361       0.00            1.52             2.35
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                         651,361  9.84      16.79       8,289,468       0.00     0.85   2.15    1.46     2.78
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3                       9,653,486 11.94      12.48     118,176,822       0.64     0.95   2.15    7.52     8.81
SAST SA Janus Focused Growth Portfolio
  Class 3                                   313,083 14.85      15.58       4,995,596       0.00     0.85   2.15   -3.78    -2.52
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                         104,659            25.21       2,638,101       1.63            1.52             5.55
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3                         717,125 15.32      15.62      11,592,497       1.41     0.85   1.90    4.89     5.99
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1                          72,748            16.07       1,169,093       2.05            1.52             9.04
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3                         537,340  9.16      20.89       6,688,995       1.70     0.85   2.15    8.09     9.50
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                         147,116            51.65       7,598,214       1.89            1.52            13.81
SAST SA JPMorgan Equity-Income
  Portfolio Class 3                         531,957 16.15      17.61       9,814,454       1.69     0.85   2.15   12.82    14.29
SAST SA JPMorgan Global Equities
  Portfolio Class 1                          44,041            27.82       1,225,411       1.35            1.52             4.07
SAST SA JPMorgan Global Equities
  Portfolio Class 3                         113,765 11.64      12.04       1,954,207       1.13     1.10   1.90    3.42     4.25
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 1                          44,896            28.81       1,293,353       1.93            1.52             1.82
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                       3,324,578 13.03      20.70      51,288,871       1.67     0.85   2.15    0.93     2.24
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                          86,434            19.76       1,708,060       0.00            1.52            -1.31
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 3                         363,553 16.79      18.48       6,903,535       0.00     0.85   2.15   -2.17    -0.89
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 1                   218,299            58.68      12,808,784       0.87            1.52            12.87
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 3                   807,871 15.18      24.47      21,406,362       0.62     0.85   2.15   11.89    13.35
SAST SA MFS Blue Chip Growth
  Portfolio Class 1                          54,598            10.26         560,015       0.56            1.52             4.75
SAST SA MFS Blue Chip Growth
  Portfolio Class 3                         448,638 10.28      16.11       6,120,247       0.37     0.85   1.90    4.09     5.19
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 1                    59,142            39.51       2,336,697       0.84            1.52             7.00
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 3                   779,675 16.76      19.26      16,759,425       0.63     0.85   2.15    6.07     7.45
SAST SA MFS Telecom Utility Portfolio
  Class 1                                    32,185            23.44         754,286       3.02            1.52             8.90
SAST SA MFS Telecom Utility Portfolio
  Class 3                                    83,142 16.20      17.24       1,495,702       2.81     0.85   1.90    8.22     9.36
SAST SA MFS Total Return Portfolio
  Class 1                                    91,359            40.67       3,715,243       2.34            1.52             7.43
SAST SA MFS Total Return Portfolio
  Class 3                                   405,701 14.50      24.10       8,876,409       1.99     0.85   1.90    6.76     7.88
SAST SA Morgan Stanley International
  Equities Portfolio Class 1                116,360            13.31       1,549,145       1.15            1.52            -3.43
SAST SA Morgan Stanley International
  Equities Portfolio Class 3                624,446  9.28       9.35       7,316,756       0.97     0.85   2.15   -4.28    -3.03
SAST SA Oppenheimer Main Street Large
  Cap Portfolio Class 1                      48,495            33.21       1,610,614       0.77            1.52             9.98
SAST SA Oppenheimer Main Street Large
  Cap Portfolio Class 3                     179,239 16.13      22.24       3,648,282       0.54     0.85   2.15    9.02    10.44
SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3                       8,162,079 10.22      11.02      92,322,514       0.00     1.10   2.15    4.51     5.61
SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                          72,836            30.45       2,217,566       6.57            1.52            16.47
SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                         450,349 13.94      22.63       7,714,472       6.51     0.85   2.15   15.45    16.96
SAST SA Putnam International Growth
  and Income Portfolio Class 1               90,864            14.87       1,351,555       1.89            1.52            -0.02
SAST SA Putnam International Growth
  and Income Portfolio Class 3              632,576  8.21      12.43       7,771,766       1.55     0.85   1.90   -0.65     0.40
SAST SA Schroders VCP Global
  Allocation Portfolio Class 3            3,130,489 10.76      10.86      33,920,757       0.00     1.15   2.15    7.59     8.60
SAST SA T. Rowe Price VCP Balanced
  Portfolio Class 3                       5,557,056 10.50      10.62      58,788,432       0.28     0.95   2.15    5.05     6.24
SAST SA Templeton Foreign Value
  Portfolio Class 3                       1,890,243  9.58      10.72      23,365,894       1.69     0.85   2.15   -0.99     0.30
SAST SA VCP Dynamic Allocation
  Portfolio Class 3                      70,792,916 11.62      12.33     850,502,796       1.48     0.95   2.15    2.29     3.52
SAST SA VCP Dynamic Strategy
  Portfolio Class 3                      45,534,805 11.62      12.15     545,243,797       1.44     1.15   2.15    2.92     3.95

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                 December 31, 2016                   For the Year Ended December 31, 2016
                                       ------------------------------------------  ----------------------------------------
                                                                                   Investment    Expense         Total
                                               Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                               ------------------- --------------  ---------- -------------- --------------
                                                                                     Ratio
Sub-accounts                            Units  Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           ------- ------    -------   --------------  ---------- ------ ------- ------  -------
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                     61,797            21.08      1,302,434        0.00            1.52             5.76
SAST SA WellsCap Aggressive Growth
  Portfolio Class 3                    155,054 12.74      13.54      2,274,006        0.00     0.85   1.90    5.10     6.21
SAST SA WellsCap Fundamental Growth
  Portfolio Class 1                     65,751            27.41      1,802,185        0.00            1.52            -0.53
SAST SA WellsCap Fundamental Growth
  Portfolio Class 3                    146,108 11.13      14.98      3,319,130        0.00     0.85   1.90   -1.15    -0.11
VALIC Company I International
  Equities Index Fund                   11,135  8.80       9.35        104,179        2.71     1.10   1.70   -0.44     0.15
VALIC Company I Mid Cap Index Fund      36,079 10.79      12.19        434,538        0.95     1.10   1.70   18.60    19.31
VALIC Company I Nasdaq-100 Index Fund    3,375 10.56      11.91         38,421        0.00     1.10   1.70    4.97     5.60
VALIC Company I Small Cap Index Fund    12,662 10.66      12.39        151,556        1.33     1.10   1.70   19.14    19.86
VALIC Company I Stock Index Fund        78,701 10.60      11.53        902,264        2.06     1.10   1.70    9.72    10.38

                                                  December 31, 2015                    For the Year Ended December 31, 2015
                                       --------------------------------------------  ----------------------------------------
                                                                                     Investment    Expense         Total
                                                 Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                 ------------------- --------------  ---------- -------------- --------------
                                                                                       Ratio
Sub-accounts                             Units   Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                           --------- ------    -------   --------------  ---------- ------ ------- ------  -------
American Funds IS Asset Allocation
  Fund Class 2                            86,175 24.10      25.00       2,152,162       1.66     0.85   1.20     0.19    0.54
American Funds IS Capital Income
  Builder Class 4                          2,803  9.27       9.64          26,811       1.19     1.10   1.70    -7.35   -2.87
American Funds IS Global Growth Fund
  Class 2                                191,719 32.78      36.78       6,601,578       0.99     0.85   1.72     5.11    6.03
American Funds IS Global Growth Fund
  Class 4                                 19,265             9.59         184,810       1.74            1.20            -4.07
American Funds IS Growth Fund Class 2    236,443 30.40      34.11       7,470,286       0.56     0.85   1.72     5.04    5.95
American Funds IS Growth-Income Fund
  Class 2                                346,276 25.57      28.70       9,246,891       1.26     0.85   1.72    -0.28    0.60
AST SA PGI Asset Allocation Portfolio
  Class 1                                 99,047            36.08       3,573,374       2.94            1.52            -3.21
AST SA PGI Asset Allocation Portfolio
  Class 3                                145,786 14.24      20.40       3,250,353       2.93     0.85   1.90    -3.81   -2.80
AST SA Wellington Capital
  Appreciation Portfolio Class 1          92,829            95.23       8,840,418       0.00            1.52             7.09
AST SA Wellington Capital
  Appreciation Portfolio Class 3         576,900 22.12      31.98      22,687,153       0.00     0.85   2.15     6.15    7.54
AST SA Wellington Government and
  Quality Bond Portfolio Class 1         156,083            21.27       3,319,243       1.54            1.52            -0.98
AST SA Wellington Government and
  Quality Bond Portfolio Class 3       2,174,093 11.56      17.35      33,017,356       1.30     0.85   2.15    -1.84   -0.56
AST SA Wellington Growth Portfolio
  Class 1                                 70,906            48.23       3,419,780       0.62            1.52            -1.36
AST SA Wellington Growth Portfolio
  Class 3                                176,927 14.45      18.40       5,636,546       0.33     0.85   1.90    -1.98   -0.94
AST SA Wellington Natural Resources
  Portfolio Class 1                       27,544            30.60         842,874       1.74            1.52           -22.58
AST SA Wellington Natural Resources
  Portfolio Class 3                      281,828  6.22       6.54       3,648,589       0.99     0.85   1.90   -23.07  -22.25
BlackRock Global Allocation V.I. Fund
  Class III                                3,444  9.47       9.71          32,755       1.98     1.10   1.40    -2.38   -2.08
BlackRock iShares Alternative
  Strategies VI Fund Class III             1,906             9.72          18,525       5.84            1.40            -2.61
BLK iShares Dynamic Fixed Income VI
  Fund Class III                           2,926             9.79          28,643       3.68            1.10            -2.55
Columbia VP Income Opportunities Fund
  Class 1                                  4,944 22.00      22.81         110,113       9.03     1.52   1.77    -2.73   -2.49
Columbia VP Limited Duration Credit
  Fund Class 2                               720             9.51           6,847       0.00            1.10            -3.56
FTVIP Franklin Founding Funds
  Allocation VIP Fund Class 2            277,065 11.23      12.21       3,206,266       3.10     0.85   1.90    -7.98   -7.01
FTVIP Franklin Income VIP Fund Class 2 1,129,535 11.95      13.02      13,985,659       4.74     0.85   1.90    -8.80   -7.84
FTVIP Franklin Strategic Income VIP
  Fund Class 2                               931             9.36           8,712       0.00            1.10            -4.92
Goldman Sachs VIT Multi-Strategy
  Alternatives Portfolio Advisor Class     2,024             9.03          18,273       3.78            1.40            -6.21
Goldman Sachs VIT Strategic Income
  Fund Advisor Class                       2,343             9.48          22,203       2.70            1.10            -3.32
Invesco V.I. American Franchise Fund
  Series II                               41,845 17.87      18.36         730,947       0.00     0.85   1.90     2.78    3.86
Invesco V.I. Balanced-Risk Allocation
  Fund Series II                             549             9.01           4,945       0.00            1.70            -9.88
Invesco V.I. Comstock Fund Series II     931,609 13.64      20.40      15,061,338       1.69     0.85   2.15    -8.19   -6.99
Invesco V.I. Growth and Income Fund
  Series II                            1,399,970 13.95      22.78      24,719,855       2.58     0.85   2.15    -5.37   -4.13
Lord Abbett Bond Debenture Portfolio
  Class VC                                 2,220             9.76          21,674       8.37            1.10             0.10
Lord Abbett Growth and Income
  Portfolio Class VC                     735,771 12.11      18.05      10,886,559       1.16     0.85   2.15    -4.93   -3.69
Lord Abbett Mid Cap Stock Portfolio
  Class VC                                 6,260            21.46         134,363       0.56            0.85            -4.60
Lord Abbett Short Duration Income
  Portfolio Class VC                       4,460             9.90          44,137       4.34            1.10             1.59
Morgan Stanley VIF Global
  Infrastructure Portfolio Class II        1,711             8.53          14,595       2.01            1.40           -15.08
Neuberger Berman AMT US Equity Index
  PutWrite Strategy Portfolio              1,928             9.35          18,037       0.00            1.40            -6.38
PIMCO Dynamic Bond Portfolio Advisor
  Class                                    1,280             9.66          12,366       5.48            1.40            -3.14
PIMCO Emerging Markets Bond Portfolio
  Advisor Class                            2,330             9.24          21,532       0.77            1.10            -3.38
Principal Money Market Account                11             5.45              60       0.00            1.55            -1.54
PVC Diversified International Account
  Class 2                                 13,146  6.89       7.06          90,895       2.42     1.55   1.70    -2.33   -2.18
PVC Equity Income Account Class 2         26,193 13.64      13.94         362,299       2.34     1.55   1.70    -5.77   -5.63
PVC Government & High Quality Bond
  Account Class 2                             74  7.95       8.11             590       3.20     1.55   1.70    -1.03   -0.88
PVC Income Account Class 2                 9,679  9.61       9.81          94,103       3.99     1.55   1.70    -2.59   -2.45
PVC LargeCap Growth Account Class 2        1,520            11.15          16,950       0.00            1.55             3.12
PVC MidCap Account Class 2                62,612 18.20      18.53       1,140,972       0.30     1.55   1.70    -0.34   -0.19
PVC Principal Capital Appreciation
  Account Class 2                          9,847 19.30      19.71         191,430       0.04     1.55   1.70     0.22    0.37
PVC Real Estate Securities Account
  Class 2                                    396            29.82          11,805       1.82            1.55             2.40
PVC SAM Balanced Portfolio Class 2       500,991 13.16      13.65       6,689,180       2.78     1.52   1.77    -2.82   -2.57
PVC SAM Conservative Balanced
  Portfolio Class 2                       11,725 13.13       9.59         112,765       3.07     1.55   1.77    -2.67   -2.46
PVC SAM Conservative Growth Portfolio
  Class 2                                 44,245 13.91      14.19         625,832       2.05     1.55   1.70    -3.01   -2.86
PVC SAM Flexible Income Portfolio
  Class 2                                 39,046 13.08      10.80         457,545       3.59     1.55   1.77    -3.27   -3.06
PVC SAM Strategic Growth Portfolio
  Class 2                                 18,383 15.26      15.58         285,106       2.06     1.55   1.70    -3.53   -3.38
PVC Short-Term Income Account Class 2      5,911             7.35          43,468       2.49            1.55            -0.96
PVC SmallCap Account Class 2               1,809            10.46          18,917       0.49            1.55             4.58
SST SA Allocation Balanced Portfolio
  Class 3                              1,153,596 13.28      14.18      15,729,099       1.30     1.15   1.90    -3.19   -2.46
SST SA Allocation Growth Portfolio
  Class 3                                151,736 13.71      14.69       2,143,023       1.30     1.15   1.90    -3.72   -2.99
SST SA Allocation Moderate Growth
  Portfolio Class 3                      699,550 13.20      14.13       9,483,878       1.38     1.15   1.90    -3.59   -2.86

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                    December 31, 2015                     For the Year Ended December 31, 2015
                                         ---------------------------------------------  ----------------------------------------
                                                                                        Investment    Expense         Total
                                                    Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                    ------------------- --------------  ---------- -------------- --------------
                                                                                          Ratio
Sub-accounts                               Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                             ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
SST SA Allocation Moderate Portfolio
  Class 3                                 1,042,428 13.16      13.91      14,251,869       1.29     1.30   2.15    -3.73   -2.91
SST SA Multi-Managed Diversified Fixed
  Income Portfolio Class 3                    2,218             9.94          22,051       2.07            1.10            -1.62
SST SA Multi-Managed International
  Equity Portfolio Class 3                    5,456             9.20          50,169       1.78            1.10            -4.17
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                           2,231             9.79          21,838       0.62            1.10            -7.06
SST SA T. Rowe Price Growth Stock
  Portfolio Class 3                             496             9.97           4,940       0.00            1.70            -0.32
SST SA Wellington Real Return Portfolio
  Class 3                                 1,651,670 10.67      11.66      18,236,281       3.90     0.85   2.15    -3.45   -2.19
SAST SA AB Growth Portfolio Class 1         154,627            60.72       9,389,530       0.13            1.52             9.58
SAST SA AB Growth Portfolio Class 3         194,099 18.45      15.56       7,642,814       0.00     0.85   1.90     8.89   10.04
SAST SA AB Small & Mid Cap Value
  Portfolio Class 3                       1,075,854 16.48      17.28      23,018,655       0.32     0.85   2.15    -8.07   -6.87
SAST SA American Funds Asset
  Allocation Portfolio Class 3              534,603 13.98      14.96       7,771,252       1.38     1.15   1.90    -0.81   -0.07
SAST SA American Funds Global
  Growth Portfolio Class 3                1,222,262 15.61      12.11      19,794,363       0.90     1.10   2.15     4.39    5.49
SAST SA American Funds Growth
  Portfolio Class 3                         947,138 15.26      12.73      15,020,937       0.91     1.10   2.15     4.27    5.37
SAST SA American Funds Growth-
  Income Portfolio Class 3                  812,989 14.36      12.46      12,051,004       1.06     1.10   2.15    -0.99    0.06
SAST SA American Funds VCP Managed
  Asset Allocation Portfolio Class 3      4,896,904 11.46      11.84      57,444,371       0.00     1.15   2.15    -3.45   -2.48
SAST SA Boston Company Capital
  Growth Portfolio Class 1                   22,404            11.60         259,812       0.08            1.52             3.98
SAST SA Boston Company Capital
  Growth Portfolio Class 3                  185,896 14.37      12.28       2,155,289       0.00     0.85   1.90     3.33    4.42
SAST SA Columbia Technology Portfolio
  Class 1                                    50,733             3.99         202,176       0.00            1.52             8.42
SAST SA Columbia Technology Portfolio
  Class 3                                   369,502 15.39      16.75       2,393,391       0.00     1.10   1.90     7.74    8.61
SAST SA DFA Ultra Short Bond
  Portfolio Class 1                         137,987            12.17       1,679,881       0.00            1.52            -1.72
SAST SA DFA Ultra Short Bond
  Portfolio Class 3                         801,895  8.67      10.86       8,320,058       0.00     0.85   1.90    -2.33   -1.30
SAST SA Dogs of Wall Street Portfolio
  Class 1                                    50,595            22.79       1,153,271       1.75            1.52             0.53
SAST SA Dogs of Wall Street Portfolio
  Class 3                                   250,192 18.04      28.02       4,992,091       1.71     0.85   2.15    -0.35    0.95
SAST SA Federated Corporate Bond
  Portfolio Class 1                         100,529            27.81       2,795,664       3.80            1.52            -2.71
SAST SA Federated Corporate Bond
  Portfolio Class 3                       1,976,862 14.83      23.71      36,831,104       3.53     0.85   2.15    -3.56   -2.30
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 1                   45,797            33.79       1,547,296       1.79            1.52             0.29
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 3                  672,903 11.14      42.50      12,095,373       1.50     0.85   2.15    -0.59    0.71
SAST SA Franklin Small Company Value
  Portfolio Class 3                         728,098 13.30      13.63       9,666,795       0.06     0.85   2.15    -9.65   -8.47
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                          45,142            21.66         977,769       0.00            1.52            -4.34
SAST SA Goldman Sachs Global Bond
  Portfolio Class 3                       1,099,765 11.38      16.72      14,686,106       0.00     0.85   2.15    -5.17   -3.93
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                          35,114             9.24         324,344       0.00            1.52            -2.16
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                         679,309 16.55       9.58       8,253,458       0.00     0.85   2.15    -3.02   -1.75
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3                       5,755,824 11.10      11.41      65,110,889       0.27     1.15   2.15    -4.35   -3.39
SAST SA Janus Focused Growth
  Portfolio Class 3                         341,200 15.43      15.99       5,678,204       0.00     0.85   2.15    -2.11   -0.83
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                         111,539            23.88       2,663,649       1.73            1.52            -1.48
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3                         764,922 14.60      14.74      11,799,819       1.57     0.85   1.90    -2.10   -1.06
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1                          79,031            14.74       1,164,772       1.81            1.52           -15.57
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3                         560,047  8.47      19.08       6,496,857       1.56     0.85   2.15   -16.31  -15.22
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                         160,208            45.38       7,270,212       1.73            1.52            -3.65
SAST SA JPMorgan Equity-Income
  Portfolio Class 3                         518,863 14.31      15.40       8,564,104       1.64     0.85   2.15    -4.50   -3.25
SAST SA JPMorgan Global Equities
  Portfolio Class 1                          49,502            26.74       1,323,474       1.40            1.52            -2.72
SAST SA JPMorgan Global Equities
  Portfolio Class 3                         115,350 11.64      12.56       1,958,397       1.15     1.15   1.90    -3.33   -2.60
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 1                          55,260            28.29       1,563,499       1.17            1.52            -1.62
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                       2,959,341 12.91      20.24      46,105,508       0.91     0.85   2.15    -2.49   -1.21
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                          90,483            20.02       1,811,710       0.00            1.52             1.43
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 3                         347,997 18.89      16.94       6,702,105       0.00     0.85   2.15     0.54    1.86
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 1                   249,773            51.98      12,984,128       0.50            1.52            -0.22
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 3                   869,634 13.57      21.59      21,388,717       0.24     0.85   2.15    -1.09    0.20
SAST SA MFS Blue Chip Growth
  Portfolio Class 1                          63,709             9.79         623,833       0.38            1.52             2.81
SAST SA MFS Blue Chip Growth
  Portfolio Class 3                         430,164 15.48       9.77       5,478,551       0.19     0.85   1.90     2.17    3.24
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 1                    68,557            36.92       2,531,453       0.81            1.52            -1.29
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 3                   772,417 15.80      17.93      16,001,847       0.62     0.85   2.15    -2.16   -0.88
SAST SA MFS Telecom Utility Portfolio
  Class 1                                    35,560            21.52         765,254       4.66            1.52           -13.36
SAST SA MFS Telecom Utility Portfolio
  Class 3                                    77,409 14.97      15.77       1,292,460       4.63     0.85   1.90   -13.91  -13.00
SAST SA MFS Total Return Portfolio
  Class 1                                   105,777            37.85       4,004,049       2.30            1.52            -1.96
SAST SA MFS Total Return Portfolio
  Class 3                                   413,382 13.58      22.34       8,831,787       2.08     0.85   1.90    -2.58   -1.55
SAST SA Morgan Stanley International
  Equities Portfolio Class 1                144,708            13.79       1,995,017       2.31            1.52            -1.24
SAST SA Morgan Stanley International
  Equities Portfolio Class 3                577,759  9.69       9.64       7,168,766       1.82     0.85   2.15    -2.11   -0.83
SAST SA Oppenheimer Main Street
  Large Cap Portfolio Class 1                60,507            30.20       1,827,220       0.56            1.52             1.45
SAST SA Oppenheimer Main Street
  Large Cap Portfolio Class 3               148,035 14.80      20.14       2,899,947       0.38     0.85   2.15     0.56    1.87
SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3                       4,493,484 10.54      10.83      48,251,949       0.00     1.15   2.15    -5.87   -4.92
SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                          74,176            26.14       1,939,001       5.34            1.52            -5.74
SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                         495,622 12.07      19.35       7,363,758       5.34     0.85   2.15    -6.56   -5.34
SAST SA Putnam International Growth
  and Income Portfolio Class 1              100,958            14.88       1,501,983       2.74            1.52            -3.09
SAST SA Putnam International Growth
  and Income Portfolio Class 3              655,694  8.26      12.38       8,159,598       2.32     0.85   1.90    -3.70   -2.68
SAST SA Templeton Foreign Value
  Portfolio Class 3                       1,872,632  9.68      10.69      23,584,017       1.91     0.85   2.15    -6.90   -5.69
SAST SA VCP Dynamic Allocation
  Portfolio Class 3                      70,608,260 11.36      11.91     823,326,924       1.08     0.95   2.15    -7.17   -6.05
SAST SA VCP Dynamic Strategy
  Portfolio Class 3                      44,764,887 11.29      11.69     517,236,155       0.82     1.15   2.15    -7.43   -6.50
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                          70,782            19.93       1,410,490       0.00            1.52            -2.68
SAST SA WellsCap Aggressive Growth
  Portfolio Class 3                         194,340 12.12      12.75       2,641,574       0.00     0.85   1.90    -3.29   -2.27
SAST SA WellsCap Fundamental Growth
  Portfolio Class 1                          74,154            27.56       2,043,328       0.00            1.52     0.00    0.00
SAST SA WellsCap Fundamental Growth
  Portfolio Class 3                         176,411 15.16      11.14       3,902,253       0.00     0.85   1.90    -0.63    0.42

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                    December 31, 2015               For the Year Ended December 31, 2015
                                              ----------------------------------  ----------------------------------------
                                                                                  Investment    Expense         Total
                                                     Unit Value ($)/(a)/   Net      Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                     ------------------- -------  ---------- -------------- --------------
                                                                         Assets     Ratio
Sub-accounts                                  Units  Lowest    Highest   ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                                  ------ ------    -------   -------  ---------- ------ ------- ------  -------
VALIC Company I International Equities Index
  Fund                                        10,175  8.84       9.34     95,176     0.00     1.10   1.70   -11.58   -2.09
VALIC Company I Mid Cap Index Fund            25,150  9.10      10.22    254,978     0.00     1.10   1.70    -9.03   -3.57
VALIC Company I Small Cap Index Fund          14,991  9.34      10.34    153,697     0.00     1.10   1.40    -5.81   -5.52
VALIC Company I Stock Index Fund              56,826  9.67      10.45    591,309     0.00     1.10   1.70    -3.34   -0.05

                                                    December 31, 2014                    For the Year Ended December 31, 2014
                                         --------------------------------------------  ----------------------------------------
                                                                                       Investment    Expense         Total
                                                   Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                   ------------------- --------------  ---------- -------------- --------------
                                                                                         Ratio
Sub-accounts                               Units   Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                             --------- ------    -------   --------------  ---------- ------ ------- ------  -------
American Funds IS Asset Allocation Fund
  Class 2                                  103,683 24.05      24.86       2,576,209       1.44     0.85   1.20     4.14    4.50
American Funds IS Global Growth Fund
  Class 2                                  237,756 31.19      34.69       7,742,208       1.06     0.85   1.72     0.57    1.45
American Funds IS Growth Fund Class 2      307,519 28.95      32.20       9,210,839       0.73     0.85   1.72     6.66    7.59
American Funds IS Growth-Income Fund
  Class 2                                  409,174 25.64      28.53      10,903,964       1.19     0.85   1.72     8.75    9.70
AST SA PGI Asset Allocation Portfolio
  Class 1                                  112,301            37.27       4,185,721       2.55            1.52             5.84
AST SA PGI Asset Allocation Portfolio
  Class 3                                  142,197 14.81      20.99       3,481,940       2.23     0.85   1.90     5.18    6.28
AST SA Wellington Capital Appreciation
  Portfolio Class 1                        105,902            88.93       9,417,684       0.00            1.52            13.50
AST SA Wellington Capital Appreciation
  Portfolio Class 3                        546,342 20.84      29.73      22,973,199       0.00     0.85   2.15    12.51   13.98
AST SA Wellington Government and
  Quality Bond Portfolio Class 1           179,183            21.48       3,848,072       1.93            1.52             3.58
AST SA Wellington Government and
  Quality Bond Portfolio Class 3         2,171,458 11.78      17.45      34,598,415       1.64     0.85   2.15     2.68    4.02
AST SA Wellington Growth Portfolio
  Class 1                                   87,386            48.89       4,272,688       0.56            1.52             5.83
AST SA Wellington Growth Portfolio
  Class 3                                  164,211 14.74      18.57       6,202,555       0.30     0.85   1.90     5.17    6.28
AST SA Wellington Natural Resources
  Portfolio Class 1                         31,024            39.53       1,226,242       1.14            1.52           -19.76
AST SA Wellington Natural Resources
  Portfolio Class 3                        326,851  8.09       8.42       6,181,181       0.80     0.85   1.90   -20.26  -19.42
Columbia VP Income Opportunities Fund
  Class 1                                    5,515 22.62      23.40         126,394       0.00     1.52   1.77     2.19    2.45
FTVIP Franklin Founding Funds
  Allocation VIP Fund Class 2              297,850 12.21      13.13       3,732,787       2.74     0.85   1.90     0.91    1.98
FTVIP Franklin Income VIP Fund Class 2   1,126,020 13.11      14.13      15,222,288       5.03     0.85   1.90     2.65    3.73
Invesco V.I. American Franchise Fund
  Series II                                 34,441 17.39      17.68         573,737       0.00     0.85   1.90     6.13    7.25
Invesco V.I. Comstock Fund Series II       938,706 14.85      21.93      16,626,533       1.08     0.85   2.15     6.78    8.18
Invesco V.I. Growth and Income Fund
  Series II                              1,488,341 14.74      23.77      28,049,551       1.48     0.85   2.15     7.63    9.03
Lord Abbett Growth and Income Portfolio
  Class VC                                 837,517 12.74      18.74      13,109,872       0.66     0.85   2.15     5.36    6.74
Lord Abbett Mid Cap Stock Portfolio
  Class VC                                   7,103            22.50         159,823       0.44            0.85            10.58
Principal Money Market Account              18,401  5.42       5.53          99,714       0.00     1.55   1.70    -1.69   -1.54
PVC Diversified International Account
  Class 2                                   12,511  7.05       7.22          88,454       1.20     1.55   1.70    -5.04   -4.89
PVC Equity Income Account Class 2           30,236 14.48      14.77         442,824       1.74     1.55   1.70    10.56   10.73
PVC Government & High Quality Bond
  Account Class 2                               74  8.03       8.19             598       0.41     1.55   1.70     2.98    3.13
PVC Income Account Class 2                  11,118  9.87      10.06         110,843       3.06     1.55   1.70     3.49    3.64
PVC LargeCap Growth Account Class 2          1,571            10.81          16,992       0.22     1.55   1.70             9.15
PVC MidCap Account Class 2                  71,777 18.26      18.56       1,312,685       0.27     1.55   1.70    10.80   10.97
PVC Principal Capital Appreciation
  Account Class 2                            9,572 19.26      19.64         185,517       2.16     1.55   1.70    10.30   10.47
PVC Real Estate Securities Account
  Class 2                                      710 28.32      29.12          20,429       1.36     1.55   1.70    30.21   30.40
PVC SAM Balanced Portfolio Class 2         542,028 13.54      14.01       7,440,930       2.39     1.52   1.77     4.72    4.98
PVC SAM Conservative Balanced Portfolio
  Class 2                                   12,390  9.83      13.49         122,328       2.80     1.55   1.77     4.06    4.29
PVC SAM Conservative Growth Portfolio
  Class 2                                   45,623 14.34      14.61         664,385       1.62     1.55   1.70     5.33    5.49
PVC SAM Flexible Income Portfolio
  Class 2                                   45,690 11.14      13.52         546,583       3.51     1.55   1.77     3.94    4.17
PVC SAM Strategic Growth Portfolio
  Class 2                                   18,470 15.82      16.13         296,584       1.17     1.55   1.70     6.53    6.69
PVC Short-Term Income Account Class 2        6,098             7.42          45,278       1.39     1.55   1.70            -0.54
SST SA Allocation Balanced Portfolio
  Class 3                                1,182,600 13.72      14.53      16,598,874       1.28     1.30   1.90     3.34    4.12
SST SA Allocation Growth Portfolio
  Class 3                                  175,700 14.23      15.14       2,568,649       0.67     1.30   1.90     3.25    4.03
SST SA Allocation Moderate Growth
  Portfolio Class 3                        694,314 13.69      14.54       9,730,120       1.03     1.15   1.90     3.17    3.94
SST SA Allocation Moderate Portfolio
  Class 3                                1,041,310 13.67      14.32      14,699,201       1.09     1.30   2.15     3.02    3.90
SST SA Wellington Real Return Portfolio
  Class 3                                1,613,879 11.06      11.93      18,334,136       0.00     0.85   2.15    -0.53    0.77
SAST SA AB Growth Portfolio Class 1        178,046            55.41       9,866,299       0.00            1.52            12.44
SAST SA AB Growth Portfolio Class 3        230,523 14.14      16.94       7,850,551       0.00     0.85   1.90    11.74   12.92
SAST SA AB Small & Mid Cap Value
  Portfolio Class 3                      1,127,484 17.93      18.55      26,535,945       0.59     0.85   2.15     6.55    7.94
SAST SA American Funds Asset Allocation
  Portfolio Class 3                        517,150 14.09      14.97       7,504,535       1.07     1.15   1.90     3.10    3.88
SAST SA American Funds Global Growth
  Portfolio Class 3                      1,397,645 14.96      16.03      21,554,249       0.93     1.15   2.15    -0.20    0.80
SAST SA American Funds Growth Portfolio
  Class 3                                1,039,498 14.63      15.66      15,736,526       0.61     1.15   2.15     5.89    6.95
SAST SA American Funds Growth-Income
  Portfolio Class 3                        828,444 14.50      15.52      12,296,939       0.96     1.15   2.15     7.93    9.02
SAST SA American Funds VCP Managed
  Asset Allocation Portfolio Class 3     1,590,362 11.87      12.14      19,165,139       0.46     1.30   2.15     0.51    1.52
SAST SA Boston Company Capital Growth
  Portfolio Class 1                         21,204            11.15         236,478       0.08            1.52             6.95
SAST SA Boston Company Capital Growth
  Portfolio Class 3                        230,978 11.76      13.90       2,584,699       0.00     0.85   1.90     6.28    7.40
SAST SA Columbia Technology Portfolio
  Class 1                                   54,578             3.68         200,597       0.00            1.52            22.96
SAST SA Columbia Technology Portfolio
  Class 3                                  382,935 15.54      16.57       1,937,982       0.00     0.85   1.90    22.18   23.10
SAST SA DFA Ultra Short Bond Portfolio
  Class 1                                  225,453            12.39       2,792,612       0.00            1.52            -1.79
SAST SA DFA Ultra Short Bond Portfolio
  Class 3                                  627,353  8.87      11.01       6,941,126       0.00     0.85   1.90    -2.40   -1.37
SAST SA Dogs of Wall Street Portfolio
  Class 1                                   61,702            22.67       1,399,065       1.45            1.52             9.08
SAST SA Dogs of Wall Street Portfolio
  Class 3                                  268,374 18.10      27.76       5,404,275       1.39     0.85   2.15     8.13    9.54
SAST SA Federated Corporate Bond
  Portfolio Class 1                        116,962            28.58       3,343,286       3.66            1.52             4.21
SAST SA Federated Corporate Bond
  Portfolio Class 3                      1,947,371 15.38      24.27      38,504,302       3.36     0.85   2.15     3.30    4.65

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                   December 31, 2014                     For the Year Ended December 31, 2014
                                        ---------------------------------------------  ----------------------------------------
                                                                                       Investment    Expense         Total
                                                   Unit Value ($)/(a)/      Net          Income   Ratio (%)/(d)/ Return (%)/(e)/
                                                   ------------------- --------------  ---------- -------------- --------------
                                                                                         Ratio
Sub-accounts                              Units    Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                            ---------- ------    -------   --------------  ---------- ------ ------- ------  -------
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 1                  49,371            33.69       1,663,247       1.35            1.52            27.82
SAST SA Fidelity Institutional AM Real
  Estate Portfolio Class 3                 757,155 11.20      42.20      14,052,885       1.11     0.85   2.15    26.70   28.35
SAST SA Franklin Small Company Value
  Portfolio Class 3                        767,535 14.72      14.89      11,182,570       0.07     0.85   2.15    -2.35   -1.07
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                         57,013            22.64       1,290,868       0.00            1.52            -1.84
SAST SA Goldman Sachs Global Bond
  Portfolio Class 3                      1,017,107 12.00      17.41      14,722,688       0.00     0.85   2.15    -2.70   -1.43
SAST SA Invesco Growth Opportunities
  Portfolio Class 1                         35,161             9.44         331,946       0.00            1.52             2.16
SAST SA Invesco Growth Opportunities
  Portfolio Class 3                        754,469  9.75      17.07       9,220,794       0.00     0.85   2.15     1.27    2.59
SAST SA Invesco VCP Equity-Income
  Portfolio Class 3                      1,451,083 11.61      11.81      17,031,578       1.78     1.15   2.15     5.95    7.01
SAST SA Janus Focused Growth
  Portfolio Class 3                        348,414 15.76      16.12       5,896,987       0.00     0.85   2.15     8.59   10.02
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                        129,195            24.24       3,131,578       1.37            1.52             9.76
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 3                        761,549 14.90      14.91      12,034,582       1.20     0.85   1.90     9.07   10.22
SAST SA JPMorgan Emerging Markets
  Portfolio Class 1                         82,020            17.46       1,431,782       1.20            1.52            -7.31
SAST SA JPMorgan Emerging Markets
  Portfolio Class 3                        561,685 10.13      22.50       7,841,166       1.02     0.85   2.15    -8.12   -6.92
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                        177,315            47.10       8,351,567       1.22            1.52            12.39
SAST SA JPMorgan Equity-Income
  Portfolio Class 3                        492,163 14.99      15.92       8,571,846       1.11     0.85   2.15    11.40   12.86
SAST SA JPMorgan Global Equities
  Portfolio Class 1                         55,757            27.48       1,532,350       0.65            1.52             2.62
SAST SA JPMorgan Global Equities
  Portfolio Class 3                        141,133 12.05      12.89       2,436,457       0.51     0.85   1.90     1.98    2.74
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 1                         63,256            28.76       1,819,304       1.31            1.52             3.23
SAST SA JPMorgan MFS Core Bond
  Portfolio Class 3                      3,049,518 13.23      20.49      49,638,015       1.06     0.85   2.15     2.33    3.66
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                        114,030            19.74       2,251,006       0.00            1.52             9.59
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 3                        375,599 16.63      18.79       7,146,608       0.00     0.85   2.15     8.63   10.05
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 1                  289,589            52.10      15,086,578       0.61            1.52             5.13
SAST SA Legg Mason BW Large Cap
  Value Portfolio Class 3                  943,445 13.72      21.54      25,062,216       0.37     0.85   2.15     4.21    5.57
SAST SA MFS Blue Chip Growth
  Portfolio Class 1                         74,540             9.52         709,934       0.04            1.52            10.23
SAST SA MFS Blue Chip Growth
  Portfolio Class 3                        455,047  9.46      15.15       5,437,879       0.00     0.85   1.90     9.54   10.69
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 1                   80,501            37.41       3,011,410       0.58            1.52             9.20
SAST SA MFS Massachusetts Investors
  Trust Portfolio Class 3                  801,890 16.15      18.09      17,376,401       0.36     0.85   2.15     8.25    9.66
SAST SA MFS Telecom Utility Portfolio
  Class 1                                   41,689            24.84       1,035,527       2.84            1.52            10.79
SAST SA MFS Telecom Utility Portfolio
  Class 3                                   73,372 17.38      18.12       1,444,334       2.36     0.85   1.90    10.10   11.26
SAST SA MFS Total Return Portfolio
  Class 1                                  125,454            38.61       4,843,897       2.06            1.52             6.81
SAST SA MFS Total Return Portfolio
  Class 3                                  439,734 13.94      22.69      10,177,283       1.82     0.85   1.90     6.14    7.26
SAST SA Morgan Stanley International
  Equities Portfolio Class 1               163,595            13.96       2,283,775       1.61            1.52            -9.84
SAST SA Morgan Stanley International
  Equities Portfolio Class 3               639,329  9.72       9.90       8,189,779       1.31     0.85   2.15   -10.63   -9.46
SAST SA Oppenheimer Main Street
  Large Cap Portfolio Class 1               73,233            29.77       2,180,016       0.40            1.52             8.78
SAST SA Oppenheimer Main Street
  Large Cap Portfolio Class 3              139,544 14.72      19.77       2,859,405       0.20     0.85   2.15     7.82    9.23
SAST SA PIMCO VCP Tactical Balanced
  Portfolio Class 3                      1,475,825 11.20      11.39      16,707,629       0.00     1.15   2.15     3.97    5.01
SAST SA PineBridge High-Yield Bond
  Portfolio Class 1                        105,045            27.73       2,913,089       4.20            1.52     0.00    0.00
SAST SA PineBridge High-Yield Bond
  Portfolio Class 3                        449,760 12.92      20.44       7,332,113       4.85     0.85   2.15    -1.54   -0.26
SAST SA Putnam International Growth
  and Income Portfolio Class 1             121,295            15.35       1,862,039       1.81            1.52           -10.82
SAST SA Putnam International Growth
  and Income Portfolio Class 3             722,249  8.58      12.72       9,497,621       1.49     0.85   1.90   -11.38  -10.44
SAST SA Templeton Foreign Value
  Portfolio Class 3                      1,966,179 10.40      11.33      27,124,752       0.99     0.85   2.15    -8.95   -7.76
SAST SA VCP Dynamic Allocation
  Portfolio Class 3                     53,998,923 12.24      12.67     673,465,249       0.61     0.95   2.15     2.10    3.34
SAST SA VCP Dynamic Strategy
  Portfolio Class 3                     32,343,337 12.20      12.50     400,778,579       0.46     1.15   2.15     2.09    3.11
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         86,777            20.48       1,776,752       0.00            1.52            -0.97
SAST SA WellsCap Aggressive Growth
  Portfolio Class 3                        209,773 12.53      13.04       3,296,044       0.00     0.85   1.90    -1.59   -0.55
SAST SA WellsCap Fundamental Growth
  Portfolio Class 1                         86,780            27.56       2,391,309       0.00            1.52             5.97
SAST SA WellsCap Fundamental Growth
  Portfolio Class 3                        184,030 11.10      15.25       4,179,217       0.00     0.85   1.90     5.30    6.41

(a) Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b) These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d) These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e) These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

FS VARIABLE SEPARATE ACCOUNT
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

                                                FS Variable Annuity Account One
               The United States Life Insurance Company in the City of New York

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

 LOGO

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of The United States Life Insurance Company in the City of New York and the Contract Owners of FS Variable Annuity Account One.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of FS Variable Annuity Account One indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the FS Variable Annuity Account One as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

 AST SA BlackRock Multi-Asset Income    AST SA Wellington Growth Portfolio
   Portfolio Class 1                      Class 1 (2) (4)
 AST SA Wellington Capital              AST SA Wellington Natural Resources
   Appreciation Portfolio Class 1         Portfolio Class 1 (3) (4)
 AST SA Wellington Government and       AST SA Wellington Strategic
   Quality Bond Portfolio Class 1         Multi-Asset Portfolio Class 1
 AST SA Wellington Growth and Income
   Portfolio Class 1 (1) (4)
 SAST SA AB Growth Portfolio Class 1

(1) The AST SA Wellington Growth and Income Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(2) The AST SA Wellington Growth Portfolio, in operation for the period
    January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(3) The AST SA Wellington Natural Resources Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(4) Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of the The United States Life Insurance Company in the City of New York management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the FS Variable Annuity Account One based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the FS Variable Annuity Account One in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

 LOGO

procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

 LOGO

Houston, Texas
April 22nd, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                             Due from
                                               (to)                                       Net Assets
                                             Company's            Contract   Contract   Attributable to
                                              General             Owners -   Owners -      Contract
                                Investments  Account,             Annuity  Accumulation      Owner
Sub-accounts                   at Fair Value    Net    Net Assets Reserves   Reserves      Reserves
------------                   ------------- --------- ---------- -------- ------------ ---------------
AST SA BlackRock Multi-Asset
  Income Portfolio Class 1       $127,858       $--     $127,858  $23,208    $104,650      $127,858
AST SA Wellington Capital
  Appreciation Portfolio
  Class 1                         531,075        --      531,075   13,024     518,051       531,075
AST SA Wellington Government
  and Quality Bond Portfolio
  Class 1                         111,134        --      111,134       --     111,134       111,134
AST SA Wellington Strategic
  Multi-Asset Portfolio
  Class 1                         234,490        --      234,490    7,248     227,242       234,490
SAST SA AB Growth Portfolio
  Class 1                         686,111        --      686,111    6,633     679,478       686,111

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       1

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                        Net Asset
                                                                        Value per Shares at Fair Cost of Shares
Sub-accounts                                                     Shares   Share       Value           Held      Level*
------------                                                     ------ --------- -------------- -------------- ------
AST SA BlackRock Multi-Asset Income Portfolio Class 1            21,598  $ 5.92      $127,858       $121,927      1
AST SA Wellington Capital Appreciation Portfolio Class 1         13,178   40.30       531,075        543,194      1
AST SA Wellington Government and Quality Bond Portfolio Class 1   7,550   14.72       111,134        114,072      1
AST SA Wellington Strategic Multi-Asset Portfolio Class 1        32,888    7.13       234,490        266,393      1
SAST SA AB Growth Portfolio Class 1                              17,226   39.83       686,111        729,119      1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK



STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                     AST SA       AST SA        AST SA       AST SA
                                                                    BlackRock   Wellington    Wellington   Wellington   AST SA
                                                                   Multi-Asset   Capital      Government   Growth and Wellington
                                                                     Income    Appreciation  and Quality     Income     Growth
                                                                    Portfolio   Portfolio   Bond Portfolio Portfolio  Portfolio
                                                                     Class 1     Class 1       Class 1      Class 1    Class 1
                                                                   ----------- ------------ -------------- ---------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                        $  6,775   $        --     $  2,416    $   4,382  $   9,780
   Mortality and expense risk and administrative charges              (1,907)       (8,453)      (1,717)      (3,267)    (4,825)
                                                                    --------   -----------     --------    ---------  ---------
   Net investment income (loss)                                        4,868        (8,453)         699        1,115      4,955
   Net realized gain (loss)                                            1,512         8,910         (579)     (39,794)   (61,091)
   Capital gain distribution from mutual funds                           538        76,026           41      154,729    179,759
   Change in unrealized appreciation (depreciation) of
     investments                                                     (13,876)      (85,721)      (2,205)     (90,405)  (100,981)
                                                                    --------   -----------     --------    ---------  ---------
Increase (decrease) in net assets from operations                     (6,958)       (9,238)      (2,044)      25,645     22,642
                                                                    --------   -----------     --------    ---------  ---------
From contract transactions:
   Payments for contract benefits or terminations                     (6,595)      (38,116)     (24,788)     (19,752)   (40,318)
   Transfers between sub-accounts (including fixed account), net          --        (6,766)           1     (291,609)  (415,029)
   Contract maintenance charges                                          (60)         (171)         (89)         (93)      (223)
   Adjustments to net assets allocated to contracts in payout
     period                                                            1,701           993           --          338        469
                                                                    --------   -----------     --------    ---------  ---------
Increase (decrease) in net assets from contract transactions          (4,954)      (44,060)     (24,876)    (311,116)  (455,101)
                                                                    --------   -----------     --------    ---------  ---------
Increase (decrease) in net assets                                    (11,912)      (53,298)     (26,920)    (285,471)  (432,459)
Net assets at beginning of period                                    139,770       584,373      138,054      285,471    432,459
                                                                    --------   -----------     --------    ---------  ---------
Net assets at end of period                                         $127,858   $   531,075     $111,134    $      --  $      --
                                                                    ========   ===========     ========    =========  =========
Beginning units                                                        2,622         2,259        2,734        3,943      2,666
Units issued                                                              32             4           --            5         42
Units redeemed                                                          (126)         (165)        (503)      (3,948)    (2,708)
                                                                    --------   -----------     --------    ---------  ---------
Ending units                                                           2,528         2,098        2,231           --         --
                                                                    ========   ===========     ========    =========  =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                        $  2,896   $        --     $  2,629    $   2,042  $   4,795
   Mortality and expense risk and administrative charges              (1,956)      (19,817)      (2,081)      (3,608)    (5,612)
                                                                    --------   -----------     --------    ---------  ---------
   Net investment income (loss)                                          940       (19,817)         548       (1,566)      (817)
   Net realized gain (loss)                                            1,474        58,333          220        1,205      1,989
   Capital gain distribution from mutual funds                            --       129,716           --        7,907         --
   Change in unrealized appreciation (depreciation) of
     investments                                                       4,321       230,585        1,518       44,431     65,588
                                                                    --------   -----------     --------    ---------  ---------
Increase (decrease) in net assets from operations                      6,735       398,817        2,286       51,977     66,760
                                                                    --------   -----------     --------    ---------  ---------
From contract transactions:
   Payments for contract benefits or terminations                     (7,940)   (1,160,843)     (24,254)      (1,007)    (4,444)
   Contract maintenance charges                                          (61)         (242)         (91)        (114)      (275)
   Adjustments to net assets allocated to contracts in payout
     period                                                            3,427         1,672           --          598        863
                                                                    --------   -----------     --------    ---------  ---------
Increase (decrease) in net assets from contract transactions          (4,574)   (1,159,413)     (24,345)        (523)    (3,856)
                                                                    --------   -----------     --------    ---------  ---------
Increase (decrease) in net assets                                      2,161      (760,596)     (22,059)      51,454     62,904
Net assets at beginning of period                                    137,609     1,344,969      160,113      234,017    369,555
                                                                    --------   -----------     --------    ---------  ---------
Net assets at end of period                                         $139,770   $   584,373     $138,054    $ 285,471  $ 432,459
                                                                    ========   ===========     ========    =========  =========
Beginning units                                                        2,709         6,808        3,219        3,951      2,691
Units issued                                                              65             7           --            9          6
Units redeemed                                                          (152)       (4,556)        (485)         (17)       (31)
                                                                    --------   -----------     --------    ---------  ---------
Ending units                                                           2,622         2,259        2,734        3,943      2,666
                                                                    ========   ===========     ========    =========  =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                         AST SA     AST SA
                                                                       Wellington Wellington
                                                                        Natural    Strategic    SAST SA AB
                                                                       Resources  Multi-Asset     Growth
                                                                       Portfolio   Portfolio  Portfolio Class
                                                                        Class 1     Class 1          1
                                                                       ---------- ----------- ---------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                            $  1,114   $  3,162      $     --
   Mortality and expense risk and administrative charges                    (287)    (3,747)       (1,996)
                                                                        --------   --------      --------
   Net investment income (loss)                                              827       (585)       (1,996)
   Net realized gain (loss)                                               (8,637)      (888)          (47)
   Capital gain distribution from mutual funds                                --      9,796            --
   Change in unrealized appreciation (depreciation) of investments         8,785    (30,773)      (43,008)
                                                                        --------   --------      --------
Increase (decrease) in net assets from operations                            975    (22,450)      (45,051)
                                                                        --------   --------      --------
From contract transactions:
   Payments for contract benefits or terminations                           (369)   (36,219)           --
   Transfers between sub-accounts (including fixed account), net         (27,295)     9,443       731,266
   Contract maintenance charges                                               --       (116)         (104)
   Adjustments to net assets allocated to contracts in payout period          --        566            --
                                                                        --------   --------      --------
Increase (decrease) in net assets from contract transactions             (27,664)   (26,326)      731,162
                                                                        --------   --------      --------
Increase (decrease) in net assets                                        (26,689)   (48,776)      686,111
Net assets at beginning of period                                         26,689    283,266            --
                                                                        --------   --------      --------
Net assets at end of period                                             $     --   $234,490      $686,111
                                                                        ========   ========      ========
Beginning units                                                              366      4,195            --
Units issued                                                                  --        142        76,749
Units redeemed                                                              (366)      (530)          (11)
                                                                        --------   --------      --------
Ending units                                                                  --      3,807        76,738
                                                                        ========   ========      ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                            $    629   $    738      $     --
   Mortality and expense risk and administrative charges                    (335)    (3,788)           --
                                                                        --------   --------      --------
   Net investment income (loss)                                              294     (3,050)           --
   Net realized gain (loss)                                                 (745)      (673)           --
   Change in unrealized appreciation (depreciation) of investments         3,594     40,538            --
                                                                        --------   --------      --------
Increase (decrease) in net assets from operations                          3,143     36,815            --
                                                                        --------   --------      --------
From contract transactions:
   Payments for contract benefits or terminations                           (294)    (5,144)           --
   Contract maintenance charges                                              (12)      (119)           --
   Adjustments to net assets allocated to contracts in payout period          --      1,074            --
                                                                        --------   --------      --------
Increase (decrease) in net assets from contract transactions                (306)    (4,189)           --
                                                                        --------   --------      --------
Increase (decrease) in net assets                                          2,837     32,626            --
Net assets at beginning of period                                         23,852    250,640            --
                                                                        --------   --------      --------
Net assets at end of period                                             $ 26,689   $283,266      $     --
                                                                        ========   ========      ========
Beginning units                                                              371      4,258            --
Units issued                                                                  --         17            --
Units redeemed                                                                (5)       (80)           --
                                                                        --------   --------      --------
Ending units                                                                 366      4,195            --
                                                                        ========   ========      ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

1. Organization

FS Variable Annuity Account One (the Separate Account) is a segregated investment account established by The United States Life Insurance Company in the City of New York (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account offers the ICAP II Variable Annuity product.

The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms, and financial institutions. The distributor of the Separate Account is AIG Capital Services, Inc., an affiliate of the Company. No underwriting fees are paid in connection with the distribution of these contracts.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the two years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

 Anchor Series Trust (AST)/(a)/
 AST SA BlackRock Multi-Asset Income    AST SA Wellington Growth Portfolio
   Portfolio Class 1                      Class 1/(c)/
 AST SA Wellington Capital              AST SA Wellington Natural Resources
   Appreciation Portfolio Class 1         Portfolio Class 1/(d)/
 AST SA Wellington Government and       AST SA Wellington Strategic
   Quality Bond Portfolio Class 1         Multi-Asset Portfolio Class 1/(e)/
 AST SA Wellington Growth and Income
   Portfolio Class 1/(b)/

 SunAmerica Series Trust (SAST)/(a)/
 SAST SA AB Growth Portfolio Class 1

(a) These are affiliated investment companies. SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust and SunAmerica Series Trust.
(b) The AST SA Wellington Growth and Income Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(c) The AST SA Wellington Growth Portfolio, in operation for the period
    January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(d) The AST SA Wellington Natural Resources Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(e) Formerly AST SA Wellington Multi-Asset Income Portfolio.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                       5

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 3.50 percent is used in determining annuity payments.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

    . Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

    . Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are

--------------------------------------------------------------------------------
                                       6

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and distribution charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The distribution expense charge covers all expenses associated with the distribution of the contract. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The mortality and expense risk charge and distribution charge are calculated as a percentage of the net asset value and deducted at an annual rate of
1.25 percent and 0.15 percent, respectively. Combined, the total separate account annual expense is 1.40 percent.

Contract Maintenance Charge: During the accumulation phase, an annual contract maintenance charge is assessed by the Company on the contract anniversary. In the event of a full surrender, a contract maintenance charge is assessed at the date of surrender and deducted from the withdrawal proceeds. The contract maintenance charge represents a reimbursement of administrative expenses incurred by the Company related to the establishment and maintenance of the record keeping function for the sub-accounts. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The contract maintenance charge of $30 is assessed against all contracts issued.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

Withdrawal charges may be assessed for withdrawals in excess of the free withdrawal amount as defined in the contracts. Withdrawal amounts in excess of the free withdrawal amount are assessed withdrawal charges based on tables of charges applicable to specific contracts.

The maximum withdrawal charge of 5 percent is assessed on amount withdrawn in excess of free withdrawals.

--------------------------------------------------------------------------------
                                       7

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 ($10 in Pennsylvania and Texas) is assessed on each transfer in excess of the maximum transactions allowed for the product.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes upon receipt of a purchase payment or upon surrender of the contract.

Annuity Charge: There may be an annuity charge in the event that the contract is switched to the payout phase. Option 1 for payouts provides a life income with installments guaranteed, Option 2 provides a joint and survivor life payout, and Option 3 provides income for a specified period. No annuity charge is assessed if Option 1 or Option 2 is elected. If Option 3 is elected, an annuity charge equal to the withdrawal charge if the contract were surrendered may apply. No annuity charged will be assessed if Option 3 is elected by a beneficiary under the death benefit. The annuity charge is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                     Cost of Purchases Proceeds from Sales
------------                                                     ----------------- -------------------
AST SA BlackRock Multi-Asset Income Portfolio Class 1                $  7,313           $  6,861
AST SA Wellington Capital Appreciation Portfolio Class 1               76,026             52,514
AST SA Wellington Government and Quality Bond Portfolio Class 1         2,457             26,594
AST SA Wellington Growth and Income Portfolio Class 1                 159,112            314,384
AST SA Wellington Growth Portfolio Class 1                            189,540            459,927
AST SA Wellington Natural Resources Portfolio Class 1                   1,114             27,951
AST SA Wellington Strategic Multi-Asset Portfolio Class 1              22,389             39,504
SAST SA AB Growth Portfolio Class 1                                   731,239              2,073

6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                    December 31, 2018        For the Year Ended December 31, 2018
                               ----------------------------  ------------------------------------
                                      Unit                    Investment       Expense     Total
                                      Value       Net           Income          Ratio     Return
Sub-accounts                   Units   ($)   Assets ($)/(a)/ Ratio (%)/(b)/    (%)/(c)/   (%)/(d)/
------------                   ------ ------ --------------  -------------     -------    -------
AST SA BlackRock Multi-Asset
  Income Portfolio Class 1      2,528  50.58    127,858          5.06           1.40       -5.11
AST SA Wellington Capital
  Appreciation Portfolio
  Class 1                       2,098 253.15    531,075          0.00           1.40       -2.14
AST SA Wellington Government
  and Quality Bond Portfolio
  Class 1                       2,231  49.82    111,134          1.94           1.40       -1.34
AST SA Wellington Growth and
  Income Portfolio Class 1         --  79.08         --          1.52           1.40        9.24
AST SA Wellington Growth
  Portfolio Class 1                -- 171.04         --          2.31           1.40        5.43
AST SA Wellington Natural
  Resources Portfolio Class 1      --  75.69         --          4.25           1.40        3.71
AST SA Wellington Strategic
  Multi-Asset Portfolio
  Class 1                       3,807  61.60    234,490          1.22           1.40       -8.79
SAST SA AB Growth Portfolio
  Class 1                      76,738   8.94    686,111          0.00           1.40      -10.59

--------------------------------------------------------------------------------
                                       8

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                           December 31, 2017    For the Year Ended December 31 2017
                                        ----------------------- -----------------------------------
                                              Unit               Investment      Expense     Total
                                              Value  Net Assets    Income         Ratio     Return
Sub-accounts                            Units  ($)    ($)/(a)/  Ratio (%)/(b)/   (%)/(c)/   (%)/(d)/
------------                            ----- ------ ---------- -------------    -------    -------
AST SA BlackRock Multi-Asset Income
  Portfolio Class 1                     2,622  53.30   139,770      2.09          1.40        4.93
AST SA Wellington Capital Appreciation
  Portfolio Class 1                     2,259 258.68   584,373      0.00          1.40       30.94
AST SA Wellington Government and
  Quality Bond Portfolio Class 1        2,734  50.49   138,054      1.76          1.40        1.51
AST SA Wellington Growth and Income
  Portfolio Class 1                     3,943  72.40   285,471      0.79          1.40       22.23
AST SA Wellington Growth Portfolio
  Class 1                               2,666 162.23   432,459      1.20          1.40       18.12
AST SA Wellington Natural Resources
  Portfolio Class 1                       366  72.99    26,689      2.49          1.40       13.47
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 1         4,195  67.53   283,266      0.28          1.40       14.73

                                          December 31, 2016    For the Year Ended December 31 2016
                                        ---------------------- -----------------------------------
                                              Unit      Net     Investment      Expense     Total
                                              Value   Assets      Income         Ratio     Return
Sub-accounts                            Units  ($)   ($)/(a)/  Ratio (%)/(b)/   (%)/(c)/   (%)/(d)/
------------                            ----- ------ --------- -------------    -------    -------
AST SA BlackRock Multi-Asset Income
  Portfolio Class 1                     2,709  50.80   137,609     3.02          1.40        5.06
AST SA Wellington Capital Appreciation
  Portfolio Class 1                     6,808 197.56 1,344,969     0.00          1.40        0.57
AST SA Wellington Government and
  Quality Bond Portfolio Class 1        3,219  49.74   160,113     1.78          1.40        0.06
AST SA Wellington Growth and Income
  Portfolio Class 1                     3,951  59.23   234,017     0.78          1.40        5.61
AST SA Wellington Growth Portfolio
  Class 1                               2,691 137.34   369,555     1.04          1.40        5.91
AST SA Wellington Natural Resources
  Portfolio Class 1                       371  64.32    23,852     4.59          1.40       28.16
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 1         4,258  58.86   250,640     1.86          1.40        0.36

                                          December 31, 2015    For the Year Ended December 31 2015
                                        ---------------------- -----------------------------------
                                              Unit      Net     Investment      Expense     Total
                                              Value   Assets      Income         Ratio     Return
Sub-accounts                            Units  ($)   ($)/(a)/  Ratio (%)/(b)/   (%)/(c)/   (%)/(d)/
------------                            ----- ------ --------- -------------    -------    -------
AST SA BlackRock Multi-Asset Income
  Portfolio Class 1                     3,427  48.35   165,726     0.90          1.40       -5.82
AST SA Wellington Capital Appreciation
  Portfolio Class 1                     6,822 196.44 1,340,283     0.00          1.40        7.22
AST SA Wellington Government and
  Quality Bond Portfolio Class 1        1,993  49.71    99,083     1.57          1.40       -0.86
AST SA Wellington Growth and Income
  Portfolio Class 1                     3,938  56.08   220,843     0.45          1.40        3.40
AST SA Wellington Growth Portfolio
  Class 1                               2,763 129.68   358,276     0.45          1.40       -1.24
AST SA Wellington Natural Resources
  Portfolio Class 1                       411  50.19    20,642     0.95          1.40      -22.49
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 1         4,328  58.65   253,818     2.94          1.40       -0.20

                                           December 31, 2014    For the Year Ended December 31 2014
                                        ----------------------- -----------------------------------
                                              Unit               Investment      Expense     Total
                                              Value  Net Assets    Income         Ratio     Return
Sub-accounts                            Units  ($)    ($)/(a)/  Ratio (%)/(b)/   (%)/(c)/   (%)/(d)/
------------                            ----- ------ ---------- -------------    -------    -------
AST SA BlackRock Multi-Asset Income
  Portfolio Class 1                     4,686  51.34   240,557      0.85          1.40        8.10
AST SA Wellington Capital Appreciation
  Portfolio Class 1                     3,753 183.21   687,644      0.00          1.40       13.64
AST SA Wellington Government and
  Quality Bond Portfolio Class 1        2,584  50.14   129,573      1.64          1.40        3.70
AST SA Wellington Growth and Income
  Portfolio Class 1                     5,109  54.24   277,094      0.47          1.40       11.89
AST SA Wellington Growth Portfolio
  Class 1                               7,264 131.31   953,767      0.53          1.40        5.96
AST SA Wellington Natural Resources
  Portfolio Class 1                       914  64.75    59,210      0.99          1.40      -19.66
AST SA Wellington Strategic
  Multi-Asset Portfolio Class 1         5,145  58.77   302,374      0.39          1.40        3.57

(a) These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(b) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(c) These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(d) These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

--------------------------------------------------------------------------------
                                       9

FS VARIABLE ANNUITY ACCOUNT ONE
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------

The United States Life
Insurance Company in the
City of New York

Audited Statutory Financial Statements
At December 31, 2018 and 2017 and
for each of the three years ended December 31, 2018

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

                                                                                                                           Page
                                                                                                                           ----
STATUTORY FINANCIAL STATEMENTS

Independent Auditor's Report                                                                                                 2
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2018 and 2017                   4
Statutory Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016                                      6
Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 2018, 2017 and 2016                  7
Statutory Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016                                      8

NOTES TO STATUTORY FINANCIAL STATEMENTS

1.   Nature of Operations                                                                                                    9
2.   Summary of Significant Accounting Policies                                                                             10
3.   Investments                                                                                                            20
4.   Securities Lending and Repurchase Agreements                                                                           28
5.   Restricted Assets                                                                                                      31
6.   Subprime Mortgage Risk Exposure                                                                                        31
7.   Derivatives                                                                                                            32
8.   Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of
     Credit Risk                                                                                                            35
9.   Fair Value Measurements                                                                                                35
10.  Aggregate Policy Reserves and Deposit Fund Liabilities                                                                 41
11.  Separate Accounts                                                                                                      42
12.  Reserves for Guaranteed Policy Benefits and Enhancements                                                               43
13.  Participating Policy Contracts                                                                                         44
14.  Premium and Annuity Considerations Deferred and Uncollected                                                            44
15.  Reinsurance                                                                                                            45
16.  Federal Income Taxes                                                                                                   47
17.  Capital and Surplus                                                                                                    52
18.  Retirement Plans and Share-Based and Deferred Compensation Plans                                                       53
19.  Debt                                                                                                                   54
20.  Commitments and Contingencies                                                                                          55
21.  Related Party Transactions                                                                                             57
22.  Subsequent Events                                                                                                      60
23.  Loan-Backed and Structured Security Impairments and Structured Notes Holdings                                          61

SUPPLEMENTAL INFORMATION

Supplemental Schedule of Assets and Liabilities                                                                             64
Supplemental Investment Risks Interrogatories                                                                               66
Supplemental Summary Investment Schedule                                                                                    72

                        Report of Independent Auditors

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York

We have audited the accompanying statutory financial statements of The United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "supplemental schedules") of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                 December 31,
                                                                ---------------
 (in millions)                                                   2018    2017
 -------------                                                  ------- -------
 Admitted assets
    Cash and investments
        Bonds                                                   $18,514 $18,819
        Preferred stocks                                              6       6
        Common stocks                                                10      13
        Cash, cash equivalents and short-term investments           172      40
        Mortgage loans                                            3,050   2,811
        Real estate                                                  --       8
        Contract loans                                              178     188
        Derivatives                                                   6      19
        Securities lending reinvested collateral assets              89     227
        Other invested assets                                     1,060   1,168
                                                                ------- -------
    Total cash and investments                                   23,085  23,299
    Amounts recoverable from reinsurers                              33      68
    Amounts receivable under reinsurance contracts                  123      12
    Current federal income tax recoverable                           10      --
    Deferred tax asset                                               86     163
    Due and accrued investment income                               207     195
    Premiums due, deferred and uncollected                           50      88
    Receivables from affiliates                                      21      20
    Other assets                                                      8       9
    Separate account assets                                       4,577   5,576
                                                                ------- -------
 Total admitted assets                                          $28,200 $29,430
                                                                ======= =======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

                                                                                       December 31,
                                                                                     ----------------
(in millions, except per share data)                                                   2018     2017
------------------------------------                                                 -------  -------
Liabilities
   Policy reserves and contractual liabilities
       Life and annuity reserves                                                     $20,144  $19,573
       Liabilities for deposit-type contracts                                            572      602
       Accident and health reserves                                                      331      403
       Premiums received in advance                                                        1        1
       Policy and contract claims                                                        106      140
       Policyholder dividends                                                              2        2
                                                                                     -------  -------
   Total policy reserves and contractual liabilities                                  21,156   20,721
   Experience rated refund                                                               119      215
   Payable to affiliates                                                                  86       23
   Interest maintenance reserve                                                          243      303
   Federal income taxes payable                                                           --       78
   Derivatives                                                                             1       25
   Payable for securities lending                                                        100      296
   Repurchase agreements                                                                 110      102
   Accrued expenses and other liabilities                                                251      143
   Net transfers from separate accounts due or accrued                                  (103)    (115)
   Asset valuation reserve                                                               382      307
   Separate account liabilities                                                        4,577    5,576
                                                                                     -------  -------
Total liabilities                                                                     26,922   27,674
                                                                                     -------  -------
Commitments and contingencies (see Note 20)
Capital and surplus
   Common stock, $2 par value; 1,980,658 shares authorized, issued and outstanding         4        4
   Gross paid-in and contributed surplus                                               1,778    1,778
   Unassigned surplus                                                                   (504)     (26)
                                                                                     -------  -------
Total capital and surplus                                                              1,278    1,756
                                                                                     -------  -------
Total liabilities and capital and surplus                                            $28,200  $29,430
                                                                                     =======  =======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF OPERATIONS

                                                                                                  Years Ended December 31,
                                                                                                  -----------------------
(in millions)                                                                                       2018    2017    2016
-------------                                                                                     -------  ------  ------
Revenues
   Premiums and annuity considerations                                                            $(3,607) $1,306  $1,755
   Net investment income                                                                            1,141   1,113   1,188
   Amortization of interest maintenance reserve                                                        34      41      37
   Reserve adjustments on reinsurance ceded                                                         4,495      22       7
   Commissions and expense allowances                                                                  83      61      62
   Separate account fees                                                                               79      72      69
   Other income                                                                                        28      27      26
                                                                                                  -------  ------  ------
Total revenues                                                                                      2,253   2,642   3,144
                                                                                                  -------  ------  ------
Benefits and expenses
   Death benefits                                                                                     124     259     241
   Annuity benefits                                                                                    88     626     590
   Surrender benefits                                                                               1,130   1,030   1,236
   Other benefits                                                                                      63     110     143
   Change in reserves                                                                                 529     (16)    420
   Commissions                                                                                         98     112     132
   General insurance expenses                                                                         114     127     149
   Net transfers to separate accounts                                                                 211     117      32
   Other expenses                                                                                      29      13      10
                                                                                                  -------  ------  ------
Total benefits and expenses                                                                         2,386   2,378   2,953
                                                                                                  -------  ------  ------
Net (loss) gain from operations before dividends to policyholders and federal income taxes           (133)    264     191
Dividends to policyholders                                                                             (1)      1       1
                                                                                                  -------  ------  ------
Net (loss) gain from operations after dividends to policyholders and before federal income taxes     (132)    263     190
Federal income tax expense                                                                             73     121      50
                                                                                                  -------  ------  ------
Net (loss) gain from operations                                                                      (205)    142     140
Net realized capital losses                                                                           (10)    (53)    (47)
                                                                                                  -------  ------  ------
Net (losses) income                                                                               $  (215) $   89  $   93
                                                                                                  =======  ======  ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                        Gross Paid-In
                                                                                             and
                                                                                 Common  Contributed  Unassigned Total Capital
(in millions)                                                                    Stock     Surplus     Surplus    and Surplus
-------------                                                                    ------ ------------- ---------- -------------
Balance, January 1, 2016                                                          $ 4      $1,778       $ 309       $2,091
                                                                                  ---      ------       -----       ------
   Net income                                                                      --          --          93           93
   Change in net unrealized capital gains (losses)                                 --          --         (11)         (11)
   Change in net unrealized foreign exchange capital gains (losses)                --          --         (28)         (28)
   Change in deferred tax                                                          --          --         121          121
   Change in non-admitted assets                                                   --          --        (183)        (183)
   Change in liability for reinsurance in unauthorized and certified companies     --          --          (1)          (1)
   Change in asset valuation reserve                                               --          --          55           55
   Dividends to stockholder                                                        --          --        (309)        (309)
   Prior period corrections                                                        --          --           9            9
                                                                                  ---      ------       -----       ------
Balance, December 31, 2016                                                        $ 4      $1,778       $  55       $1,837
                                                                                  ===      ======       =====       ======
   Net income                                                                      --          --          89           89
   Change in net unrealized capital gains (losses)                                 --          --         (21)         (21)
   Change in net unrealized foreign exchange capital gains (losses)                --          --          52           52
   Change in deferred tax                                                          --          --        (249)        (249)
   Change in non-admitted assets                                                   --          --         250          250
   Change in reserve on account of change in valuation basis                       --          --         (62)         (62)
   Change in asset valuation reserve                                               --          --           6            6
   Dividends to stockholder                                                        --          --        (140)        (140)
   Prior period corrections                                                        --          --          (6)          (6)
                                                                                  ---      ------       -----       ------
Balance, December 31, 2017                                                        $ 4      $1,778       $ (26)      $1,756
                                                                                  ===      ======       =====       ======
   Net income                                                                      --          --        (215)        (215)
   Change in net unrealized capital gains (losses)                                 --          --          (1)          (1)
   Change in net unrealized foreign exchange capital gains (losses)                --          --         (33)         (33)
   Change in deferred tax                                                          --          --          88           88
   Change in non-admitted assets                                                   --          --        (160)        (160)
   Change in asset valuation reserve                                               --          --         (75)         (75)
   Change in surplus as a result of reinsurance                                    --          --          28           28
   Dividends to stockholder                                                        --          --        (142)        (142)
   Prior period corrections                                                        --          --          32           32
                                                                                  ---      ------       -----       ------
Balance, December 31, 2018                                                        $ 4      $1,778       $(504)      $1,278
                                                                                  ===      ======       =====       ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF CASH FLOWS

                                                                              Years Ended December 31,
                                                                              ----------------------
(in millions)                                                                  2018     2017    2016
-------------                                                                 ------   ------  ------
Cash from operations
   Premium and annuity considerations, collected, net of reinsurance          $1,413   $1,304  $1,729
   Net investment income                                                       1,025      922     998
   Other income                                                                 (409)     181     164
                                                                              ------   ------  ------
   Total revenue received                                                      2,029    2,407   2,891
                                                                              ------   ------  ------
   Benefits paid                                                               1,526    2,019   2,171
   Net transfers to separate accounts                                            198      111      91
   Commissions and expenses paid                                                 236      261     272
   Dividends paid to policyholders                                                (1)       1       2
   Federal income taxes                                                          152       (5)     32
                                                                              ------   ------  ------
   Total benefits and expenses paid                                            2,111    2,387   2,568
                                                                              ------   ------  ------
Net cash (used in) provided by operations                                        (82)      20     323
                                                                              ======   ======  ======
Cash from investments
   Proceeds from investments sold, matured or repaid:
       Bonds                                                                   4,272    4,280   4,124
       Stocks                                                                     22        4      36
       Mortgage loans                                                            326      369     353
       Real estate                                                                 7       23       5
       Other invested assets                                                     557      335     416
       Miscellaneous proceeds                                                    322       15      13
                                                                              ------   ------  ------
   Total proceeds from investments sold, matured or repaid                     5,506    5,026   4,947
                                                                              ------   ------  ------
   Cost of investments acquired:
       Bonds                                                                   3,942    3,919   4,286
       Stocks                                                                     20        7      14
       Mortgage loans                                                            584      438     525
       Real estate                                                                --        1      --
       Other invested assets                                                     582      408     208
       Miscellaneous purchases                                                   196      270     115
                                                                              ------   ------  ------
   Total cost of investments acquired                                          5,324    5,043   5,148
                                                                              ------   ------  ------
   Net adjustment in contract loans                                              (10)     (10)     (7)
                                                                              ------   ------  ------
Net cash provided by (used in) investing activities                              192       (7)   (194)
                                                                              ======   ======  ======
Cash from financing and miscellaneous sources
   Cash provided (applied):
       Capital and paid-in surplus                                                28       --      --
       Federal Home Loan Bank advance payments                                    --       (2)     --
       Net withdrawals from deposit-type contracts                               (20)     (17)    (18)
       Dividends to Parent                                                      (142)    (140)    (46)
       Other, net                                                                156       96     (40)
                                                                              ------   ------  ------
Net cash provided (used) in financing and miscellaneous activities                22      (63)   (104)
                                                                              ======   ======  ======
Net increase (decrease) in cash, cash equivalents and short-term investments     132      (50)     25
Cash, cash equivalents and short-term investments at beginning of year            40       90      65
                                                                              ------   ------  ------
Cash, cash equivalents and short-term investments at end of year              $  172   $   40  $   90
                                                                              ======   ======  ======
Non-cash activities, excluded from above:
   Non-cash AIG Global Real Estate transactions                               $   84   $   --  $   --
   Non-cash Investment Real Estate sale                                            7       --      --
   Non-cash transfer from other invested assets to mortgage loans                 --      274      --
   Non-cash dividends distributed to Parent                                       --       --    (263)
                                                                              ======   ======  ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (USL or the Company) is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term "AIG Parent" means American International Group, Inc. and not any of AIG Parent's consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of New York and is subject to regulation by the New York State Department of Financial Services (NYDFS). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed to sell life and accident and health insurance in all 50 states and the District of Columbia. The Company is also licensed in American Samoa and the U.S. Virgin Islands.

The Company offers a broad portfolio of individual fixed and variable annuity and life insurance products. In October 2016, the Company made a strategic decision to refocus its group benefits business, which included the decision to cease quoting new business in the employer and voluntary group benefits lines and seek strategic alternatives for group products distributed through sponsored organizations such as professional and affinity associations.

The Company's fixed annuity products include single premium fixed annuities, immediate annuities and deferred income annuities. The Company's variable annuity products include variable annuities that offer a combination of growth potential, death benefit features and income protection features. The Company's fixed index annuities include products that provide growth potential based in part on the performance of a market index, and certain of the Company's fixed index annuity products offer optional income protection features. The Company's distribution channels include banks, wirehouses, broker dealers, independent marketing organizations and independent insurance agents.

The Company's individual life insurance products are primarily term life and universal life insurance, distributed through independent marketing organizations, independent insurance agents, financial advisors and direct marketing.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company's portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company's exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company (VALIC) and American General Life Insurance Company (AGL), each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd
(FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Please refer to Note 15 - Reinsurance for further details relating to this agreement.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the NYDFS. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

NYDFS recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under New York Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The State of New York has the right to permit other specific practices that deviate from prescribed practices.

The Company does not employ any prescribed or permitted accounting practices that differ from the NAIC SAP.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

..   application of other-than-temporary impairments (OTTI);

..   estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

..   fair value measurements of certain financial assets; and

..   policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on statutory capital and surplus.

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC's Investment Analysis Office (IAO) receive a "6*" designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a "6*" designation may carry a

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities
(CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

Risk-based capital (RBC) charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses. Hedge accounting was not used for any derivative instruments in 2018.

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of
(a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, prepaid expenses, electronic data processing (EDP) equipment assets, agents' balances or other receivables over 90 days. Non-admitted assets amounted to $510 million and $350 million at December 31, 2018 and 2017, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners' Annuity Reserve Valuation Method (VACARVM) under Actuarial Guideline 43 (AG 43). Reserves for variable universal life accounts are provided in accordance with the Commissioners' Reserve Valuation Method (CRVM). Separate accounts may also include deposits for funds held under stable value wrap funding agreements, although the majority of stable value wrap sales are measured based on the notional amount included in assets under management and do not include the receipt of funds.

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the NYDFS.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and for traditional life insurance returns any portion of the final premium for periods beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $1.3 billion at December 31, 2018.

A majority of the Company's variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of
(1) the contractholder's account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. AG 43 requires the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves are derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and are based on prudent estimate assumptions. In addition, a deterministic valuation is also performed using assumptions prescribed in AG 43. The greater of these two reserve balances is the AG 43 reserve. However, the Company is currently holding reserves at the C3 Phase II Total Asset Requirement level, which is higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company's underwriters at issue.

The Company had $5.7 billion of insurance in-force and $231 million of reserves as of December 31, 2018, and $3.8 billion of insurance in-force and $207 million of reserves as of December 31, 2017, for which the gross premiums are less than the net premiums according to the standard of valuation set by the NYDFS.

The liabilities related to policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

In addition, an extra mortality reserve is held for ordinary life insurance policies classified as group conversions, equal to the excess, if any, of a substandard reserve over a standard reserve based on mortality rates appropriately increased over the standard class mortality rates.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

For long-term disability products, disabled life reserves were established using the 1964 Commissioner's Disability Table for claims incurred prior to January 1, 1989, and the 1987 Commissioner's Group Disability Table for claims incurred January 1, 1989 and later, at an interest rate equal to the Single Premium Immediate Annuity rate (based on year incurred) less 1 percent.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company's business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

In 2017, the Company strengthened reserves on certain substandard structured settlement contracts by adjusting the constant extra deaths assumption as required by New York Regulation 151, recognizing experience on the block as required.

There were no other new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2018, five out-of-period errors were identified and corrected, which increased unassigned surplus by $32 million. The most significant of these was a decrease in deferred annuity reserves due to a system conversion.

In 2017, one prior year error was identified and corrected, which increased reserves for group term life policies and decreased unassigned surplus by $6 million.

In 2016, three out-of-period errors were identified and corrected. The Company corrected the prior year errors and increased surplus by $8 million. The most significant of these was due to an overstatement of recently issued substandard structured settlement reserves.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the NYDFS. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company's election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer's occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the insurer's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs
(DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as "non-admitted," principally any negative IMR, agents' balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management's estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer's best estimates of interest rates are used.

Under SAP, the Commissioners' Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include
1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

                                                                               Gross      Gross
                                                                   Statement Unrealized Unrealized
(in millions)                                                        Value     Gains      Losses   Fair Value
-------------                                                      --------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations                                      $   219    $    8     $  (4)    $   223
   All other governments                                                552         7       (27)        532
   States, territories and possessions                                   95         6        --         101
   Political subdivisions of states, territories and possessions         41         4        --          45
   Special revenue                                                    1,640        43       (28)      1,655
   Industrial and miscellaneous                                      15,797       467      (493)     15,771
   Hybrid securities                                                    170        15        (4)        181
   Parent, subsidiaries and affiliates                                   --        --        --          --
                                                                    -------    ------     -----     -------
Total bonds                                                          18,514       550      (556)     18,508
                                                                    -------    ------     -----     -------
   Preferred stock                                                        6        --        --           6
   Common stock                                                          10        --        --          10
                                                                    -------    ------     -----     -------
Total equity securities                                                  16        --        --          16
                                                                    -------    ------     -----     -------
Total                                                               $18,530    $  550     $(556)    $18,524
                                                                    =======    ======     =====     =======
December 31, 2017
Bonds:
   U.S. government obligations                                      $   195    $   11     $  (2)    $   204
   All other governments                                                611        30        (5)        636
   States, territories and possessions                                  107        12        --         119
   Political subdivisions of states, territories and possessions         50         8        --          58
   Special revenue                                                    1,627        69       (11)      1,685
   Industrial and miscellaneous                                      16,086     1,058       (93)     17,051
   Hybrid securities                                                    143        31        (1)        173
                                                                    -------    ------     -----     -------
Total bonds                                                          18,819     1,219      (112)     19,926
                                                                    -------    ------     -----     -------
   Preferred stock                                                        6        --        --           6
   Common stock                                                          13        --        --          13
                                                                    -------    ------     -----     -------
Total equity securities                                                  19        --        --          19
                                                                    -------    ------     -----     -------
Total                                                               $18,838    $1,219     $(112)    $19,945
                                                                    =======    ======     =====     =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                         Less than 12 Months    12 Months or More           Total
                                        --------------------  --------------------  --------------------
                                                     Gross                 Gross                 Gross
                                                   Unrealized            Unrealized            Unrealized
(in millions)                           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------                           ---------- ---------- ---------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations            $   34     $  (1)     $   87     $  (3)     $  121     $  (4)
   All other governments                     252       (14)        115       (13)        367       (27)
   States, territories and possessions        16        --           5        --          21        --
   Political subdivisions of states,
     territories and possessions              --        --           3        --           3        --
   Special revenue                           224        (9)        654       (19)        878       (28)
   Industrial and miscellaneous            6,143      (329)      2,013      (167)      8,156      (496)
   Hybrid securities                          29        (2)         12        (2)         41        (4)
   Parent, subsidiaries and affiliates        --        --          --        --          --        --
                                          ------     -----      ------     -----      ------     -----
Total bonds                                6,698      (355)      2,889      (204)      9,587      (559)
                                          ======     =====      ======     =====      ======     =====
   Preferred stock                             2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total equity securities                        2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total                                     $6,700     $(355)     $2,892     $(204)     $9,592     $(559)
                                          ======     =====      ======     =====      ======     =====
December 31, 2017
Bonds:
   U.S. government obligations            $   79     $  (2)     $    2     $  --      $   81     $  (2)
   All other governments                      76        (2)         44        (3)        120        (5)
   States, territories and possessions         1        --          --        --           1        --
   Political subdivisions of states,
     territories and possessions               3        --          --        --           3        --
   Special revenue                           441        (7)        192        (4)        633       (11)
   Industrial and miscellaneous            1,532       (50)        986       (45)      2,518       (95)
   Hybrid securities                           2        --          15        (1)         17        (1)
                                          ------     -----      ------     -----      ------     -----
Total bonds                                2,134       (61)      1,239       (53)      3,373      (114)
                                          ======     =====      ======     =====      ======     =====
   Preferred stock                             2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total equity securities                        2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total                                     $2,136     $ (61)     $1,242     $ (53)     $3,378     $(114)
                                          ======     =====      ======     =====      ======     =====

As of December 31, 2018 and 2017, the number of bonds and equity securities in an unrealized loss position was 2,064 and 988, respectively. Bonds comprised 2,061 of the total of which 696 were in a continuous loss position greater than 12 months at December 31, 2018. Bonds comprised 982 of the total of which 248 were in a continuous loss position greater than 12 months at December 31, 2017.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2018 and 2017, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

       (in millions)                           Statement Value Fair Value
       -------------                           --------------- ----------
       December 31, 2018
       Due in one year or less                     $   563      $   569
       Due after one year through five years         2,168        2,170
       Due after five years through ten years        3,753        3,637
       Due after ten years                           6,841        6,739
       LBaSS                                         5,248        5,452
                                                   -------      -------
       Total                                       $18,573      $18,567
                                                   =======      =======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Bonds in or near default as to payment of principal or interest had a statement value of $66 million and $78 million at December 31, 2018 and 2017, respectively which is the fair value. At December 31, 2018 and 2017, the Company had no income excluded from due and accrued for bonds.

At December 31, 2018, the Company's bond portfolio included bonds totaling
$1.0 billion not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 5 percent of the Company's total assets and 6 percent of invested assets. These below investment grade securities, excluding structured securities, span across 13 industries. At December 31, 2017, the Company's bond portfolio included bonds totaling $1.0 billion not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 4 percent of the Company's total assets and 4 percent of invested assets. These below investment grade securities, excluding structured securities, span across 14 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

                                            December 31,
                                            ------------
                                            2018   2017
                                            ----  ------
                      Consumer Noncyclical  22.1%   11.9%
                      Energy                16.2    20.7
                      Communications        14.9    13.7
                      Consumer Cyclical     13.8    10.8
                      Basic                  5.7    10.1

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The following table presents the statement value and fair value of LBaSS:

                                        December 31, 2018    December 31, 2017
                                       -------------------- --------------------
                                       Statement            Statement
(in millions)                            Value   Fair Value   Value   Fair Value
-------------                          --------- ---------- --------- ----------
Loan-backed and structured securities  $  5,248   $  5,452  $  6,338   $  6,665

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

At December 31, 2018 and 2017, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2018 and 2017, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2018, 2017 and 2016, the Company recognized total OTTI of $6 million, $15 million and $38 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2018 and 2017, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

                    Less than 12 Months    12 Months or More           Total
                   --------------------  --------------------  --------------------
                                Gross                 Gross                 Gross
                              Unrealized            Unrealized            Unrealized
(in millions)      Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------      ---------- ---------- ---------- ---------- ---------- ----------
December 31, 2018
   LBaSS             $1,082      $(26)      $916       $(26)     $1,998      $(52)
December 31, 2017
   LBaSS             $  812      $(15)      $493       $(20)     $1,305      $(35)

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for
LBaSS:

                                                                                      December 31,
                                                                                      ------------
(in millions)                                                                         2018   2017
-------------                                                                         ----   ----
Balance, beginning of year                                                            $336   $321
Increases due to:
   Credit impairment on new securities subject to impairment losses                      1      2
   Additional credit impairment on previously impaired investments                       5     17
Reduction due to:
   Credit impaired securities fully disposed for which there was no prior intent or
     requirement to sell                                                                94      4
                                                                                       ----  ----
Balance, end of year                                                                  $248   $336
                                                                                       ====  ====

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company's structured notes holding at December 31, 2018.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Mortgage Loans

Mortgage loans had outstanding principal balances of $3.1 billion and $2.8 billion at December 31, 2018 and 2017, respectively. Contractual interest rates range from 2.10 percent to 10.10 percent. The mortgage loans at December 31, 2018 had maturity dates ranging from 2019 to 2055.

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

The following tables present the geographic and property-type distribution of the Company's mortgage loan portfolio:

                                                December 31,
                                                ------------
                                                 2018   2017
                                                -----  -----
                   Geographic distribution:
                      Mid-Atlantic               29.4%  29.5%
                      Pacific                    24.5   24.3
                      Foreign                    10.9    7.5
                      South Atlantic              8.6    9.6
                      East North Central          8.4    8.4
                      West South Central          6.1    5.3
                      Mountain                    4.8    5.7
                      New England                 4.5    5.6
                      East South Central          2.2    3.1
                      West North Central          0.6    1.0
                                                -----  -----
                   Total                        100.0% 100.0%
                                                =====  =====
                   Property type distribution:
                      Multi-family               31.1%  28.0%
                      Office                     23.7   25.7
                      Retail                     15.5   16.6
                      Industrial                 13.9    9.7
                      Hotel/motel                 5.5    6.2
                      Other                      10.3   13.8
                                                -----  -----
                   Total                        100.0% 100.0%
                                                =====  =====

At December 31, 2018, there were 44 mortgage loans with outstanding balances of $20 million or more which represented approximately 50 percent of the portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2018 and 2017:

                                   Years Ended December 31,
                                ------------------------------
                                     2018            2017
                                --------------  --------------
                 (in millions)  Maximum Minimum Maximum Minimum
                 -------------  ------- ------- ------- -------
                 Multi-family    5.75%   2.90%   4.27%   2.10%
                 Retail          5.48    5.48    5.20    4.18
                 Office          5.10    3.66    9.17    3.92
                 Industrial      4.25    2.11    4.97    2.15
                 Other           5.37    3.35    5.00    3.50

The Company did not reduce any interest rates during 2018 and 2017.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was
95.0 percent and 95.0 percent in 2018 and 2017, respectively.

At December 31, 2018, the Company held $56 million in impaired mortgages with no related allowances for credit losses and $56 million in impaired loans without a related allowance. At December 31, 2017, the Company held $62 million in impaired mortgages with $4 million of related allowances for credit losses and $58 million in impaired loans without a related allowance. The Company's average recorded investment in impaired loans was $59 million and $83

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

million, at December 31, 2018 and 2017, respectively. The Company recognized interest income from impaired loans of $2 million, $2 million and $4 million in 2018, 2017 and 2016, respectively. The Company recognizes interest income on its impaired mortgage loans upon receipt.

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

                                                                 December 31,
                                                                -------------
 (in millions)                                                  2018 2017 2016
 -------------                                                  ---- ---- ----
 Balance, beginning of year                                     $20  $17  $19
    Additions (reductions) charged to unrealized capital loss     2    6   --
    Direct write-downs charged against allowance                 --   (3)  (2)
                                                                ---  ---  ---
 Balance, end of year                                           $22  $20  $17
                                                                ===  ===  ===

During 2018, the Company did not derecognize any mortgage loans and did not recognize any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

                                             December 31,
                                           -----------------
                    (in millions)            2018     2017
                    -------------          -------- --------
                    Current                $  3,049 $  2,810
                    30 - 59 days past due         1        1
                                           -------- --------
                    Total                  $  3,050 $  2,811
                                           ======== ========

At December 31, 2018 and 2017, the Company had mortgage loans outstanding under participant or co-lender agreements of $2.3 billion and $2.1 billion, respectively.

In addition, the Company had $56 million and $58 million in restructured loans at December 31, 2018 and 2017, respectively.

Troubled Debt Restructuring

At both December 31, 2018 and 2017, the Company held no restructured debt for which impairment was recognized. The Company had no outstanding commitments at December 31, 2018 and 2017 to debtors that hold loans with restructured terms.

Real Estate

The following table presents the components of the Company's investment in real estate:

                                                       December 31,
                                                       -----------
             (in millions)                             2018   2017
             -------------                             -----  -----
             Properties held for production of income  $  --  $   8
             Properties held for sale                     --     --
                                                       -----  -----
             Total                                     $  --  $   8
                                                       =====  =====

The Company recognized a gain of less than $1 million on the sale of real estate property and had impairment write-downs of $1 million for its investment in real estate during 2018. The Company recognized a gain of $11 million on the sale of real estate property and had no impairment write-downs for its investment in real estate during 2017. The

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Company recognized a gain of $1 million on the sale of real estate property and had no impairment write-downs for its investment in real estate during 2016.

Other Invested Assets

The following table presents the components of the Company's other invested assets:

                                                       December 31,
                                                      --------------
          (in millions)                                2018    2017
          -------------                               ------  ------
          Investments in limited liability companies  $  302  $  328
          Investments in limited partnerships            535     494
          Other unaffiliated investments                 198     191
          Receivable for securities                       13      95
          Cash collateral on derivatives                  13      63
          Non-admitted assets                             (1)     (3)
                                                      ------  ------
          Total                                       $1,060  $1,168
                                                      ======  ======

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $246 million and $171 million at December 31, 2018 and 2017, respectively. The financial statements for the related holding companies are not audited and the Company has limited the value of its investment in these holding companies to the value contained in the audited financial statements of the lower tier entities owned by each of the respective intermediate holding company entities as adjusted SAP, if applicable. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company's determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures and partnerships of $8 million during 2018. The Company recorded impairment write-downs in joint ventures and partnerships of $13 million during 2017.

Net Investment Income

The following table presents the components of net investment income:

                                              Years ended December 31,
                                              ----------------------
           (in millions)                       2018     2017    2016
           -------------                      ------   ------  ------
           Bonds                              $  946   $  975  $1,001
           Preferred stocks                       --       --       2
           Common stocks                           1        1      --
           Cash and short-term investments         3        6      --
           Mortgage loans                        144      141     121
           Real estate                             1        4       5
           Contract loans                         11       12      13
           Derivatives                            25      (16)     27
           Investment income from affiliates       2        5      13
           Other invested assets                  35       28      38
                                              ------   ------  ------
           Gross investment income             1,168    1,156   1,220
           Investment expenses                   (27)     (43)    (32)
                                              ------   ------  ------
           Net investment income              $1,141   $1,113  $1,188
                                              ======   ======  ======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

                                               Years Ended December 31,
                                               ------------------------
        (in millions)                            2018    2017     2016
        -------------                          -------  ------  -------
        Bonds                                  $   (49) $   66  $  (114)
        Common stocks                               (1)     --       --
        Cash and short-term investments              1      (2)       1
        Mortgage loans                              (9)      4       (2)
        Real estate                                 (2)     11        1
        Derivatives                                (16)    (66)     (51)
        Other invested assets                       30      (7)      36
                                               -------  ------  -------
        Realized capital (losses) gains            (46)      6     (129)
        Federal income tax benefit (expense)        10      (2)      45
        Net losses (gains) transferred to IMR       26     (57)      37
                                               -------  ------  -------
        Net realized capital losses            $   (10) $  (53) $   (47)
                                               =======  ======  =======

During 2018, 2017 and 2016, the Company recognized $17 million, $35 million and $56 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

                                              Years Ended December 31,
                                              ------------------------
         (in millions)                          2018     2017    2016
         -------------                        --------  ------  ------
         Proceeds                             $  2,073  $1,755  $1,871
                                              ========  ======  ======
         Gross realized capital gains         $     11  $  129  $   47
         Gross realized capital losses             (50)    (17)    (99)
                                              --------  ------  ------
         Net realized capital (losses) gains  $    (39) $  112  $  (52)
                                              ========  ======  ======

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

                                                         Years Ended December 31,
                                                        -------------------------
(in millions)                                             2018     2017     2016
-------------                                           -------  -------  -------
Bonds                                                   $   (30) $    61  $   (20)
Mortgage loans                                              (12)      16      (25)
Derivatives                                                  34      (69)       2
Other invested assets                                       (34)      52      (63)
Federal income tax benefit (expense)                          8      (29)      67
                                                        -------  -------  -------
Net change in unrealized (losses) gains of investments  $   (34) $    31  $   (39)
                                                        =======  =======  =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


5* Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5* Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

                                      Number             Aggregate
                                      of 5*    Aggregate   Fair
              Investment            Securities   BACV      Value
              ----------            ---------- --------- ---------
              (in millions)
              -------------
              2018
              Bonds - AC                --       $ --      $ --
              LBass - AC                 4         30        30
              Preferred Stock - AC      --         --        --
              Preferred Stock - FV      --         --        --
                                        --       ----      ----
              Total                      4       $ 30      $ 30
                                        ==       ====      ====
              2017
              Bonds - AC                 2       $  3      $  3
              LBass - AC                --         --        --
              Preferred Stock - AC      --         --        --
              Preferred Stock - FV      --         --        --
                                        --       ----      ----
              Total                      2       $  3      $  3
                                        ==       ====      ====
              AC - Amortized Cost
              FV - Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2018 and 2017, the Company had bonds loaned with a fair value of approximately $95 million and $287 million pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

                                                 December 31,
                                                ---------------
                (in millions)                     2018    2017
                -------------                   -------- ------
                30 days or less                 $     38 $   29
                31 to 60 days                         14    124
                61 to 90 days                         48    143
                                                -------- ------
                Subtotal                             100    296
                Securities collateral received        --     --
                                                -------- ------
                Total collateral received       $    100 $  296
                                                ======== ======

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

                                    December 31, 2018    December 31, 2017
                                   -------------------- --------------------
                                   Amortized            Amortized
   (in millions)                     Cost    Fair Value   Cost    Fair Value
   -------------                   --------- ---------- --------- ----------
   Open positions                     $89       $89       $227       $227
                                      ---       ---       ----       ----
   Subtotal                            89        89        227        227
   Securities collateral received      --        --         --         --
                                      ---       ---       ----       ----
   Total collateral reinvested        $89       $89       $227       $227
                                      ===       ===       ====       ====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Repurchase Agreements

At December 31, 2018 and 2017, bonds with a fair value of approximately $114 million and $108 million, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

                                                   December 31,
                                                   ------------
                   (in millions)                   2018   2017
                   -------------                   ----   ----
                   Open positions                  $  3   $ --
                   30 days or less                   57      4
                   31 to 60 days                     20     51
                   61 to 90 days                     14     47
                   Greater than 90 days              16     --
                                                    ----  ----
                   Subtotal                         110    102
                   Securities collateral received    --     --
                                                    ----  ----
                   Total collateral received       $110   $102
                                                    ====  ====

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                   FIRST QUARTER                        SECOND QUARTER
                       ------------------------------------- -------------------------------------
                                       Average Daily Ending                  Average Daily Ending
(in millions)          Minimum Maximum    Balance    Balance Minimum Maximum    Balance    Balance
-------------          ------- ------- ------------- ------- ------- ------- ------------- -------
Open - No Maturity      $ --     $ 1        $--        $--     $--    $  4       $  1        $ 4
Overnight                 --      27          2         --      --      67          9         --
2 Days to 1 Week          --      35          7          4      --     113         33         --
> 1 Week to 1 Month        3      54         29         23      57     185        118         57
> 1 Month to 3 Months     16      98         57         65      89     386        157         45
> 3 Months to 1 Year      --      15          1         --      --      --         --         --
> 1 Year                  --      --         --         --      --      --         --         --

                                   THIRD QUARTER                        FOURTH QUARTER
                       ------------------------------------- -------------------------------------
                                       Average Daily Ending                  Average Daily Ending
(in millions)          Minimum Maximum    Balance    Balance Minimum Maximum    Balance    Balance
-------------          ------- ------- ------------- ------- ------- ------- ------------- -------
Open - No Maturity      $  3     $ 4        $ 4        $ 3     $ 3    $  6       $  4        $ 3
Overnight                  1      40         12          1      --      29         10         --
2 Days to 1 Week           1      76         24         29       5      29         18         16
> 1 Week to 1 Month       19      95         67         26      21      69         39         70
> 1 Month to 3 Months    (10)     39         19         39      21      90         53         20
> 3 Months to 1 Year       4       4          4         --      --      --         --         --
> 1 Year                  --      --         --         --      --      --         --         --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the Company's liability to return collateral for the year ended December 31, 2018:

                                        FIRST QUARTER                                SECOND QUARTER
                         -------------------------------------------- --------------------------------------------
                                         Average Daily                                Average Daily
(in millions)            Minimum Maximum    Balance    Ending Balance Minimum Maximum    Balance    Ending Balance
-------------            ------- ------- ------------- -------------- ------- ------- ------------- --------------
Cash (Collateral - All)    $19    $229       $ 97           $92        $146    $755       $319           $106

                                        THIRD QUARTER                                FOURTH QUARTER
                         -------------------------------------------- --------------------------------------------
                                         Average Daily                                Average Daily
                         Minimum Maximum    Balance    Ending Balance Minimum Maximum    Balance    Ending Balance
                         ------- ------- ------------- -------------- ------- ------- ------------- --------------
Cash (Collateral - All)    $19    $258       $129           $98        $ 51    $224       $124           $109

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

                                    December 31, 2018    December 31, 2017
                                   -------------------- --------------------
                                   Amortized            Amortized
   (in millions)                     Cost    Fair Value   Cost    Fair Value
   -------------                   --------- ---------- --------- ----------
   Greater than three years          $115       $114       $97       $108
                                     ----       ----       ---       ----
   Subtotal                           115        114        97        108
   Securities collateral received      --         --        --         --
                                     ----       ----       ---       ----
   Total collateral reinvested       $115       $114       $97       $108
                                     ====       ====       ===       ====

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                           FIRST QUARTER                          SECOND QUARTER
                               -------------------------------------- --------------------------------------
                                               Average                                Average
                                                Daily                                  Daily
(in millions)                  Minimum Maximum Balance Ending Balance Minimum Maximum Balance Ending Balance
-------------                  ------- ------- ------- -------------- ------- ------- ------- --------------
BACV                             $--     $--     $--        $ 92        $--     $--     $--        $106
Non-admitted - Subset of BACV     --      --      --          --         --      --      --          --
Fair Value                        --      --      --          96         --      --      --         106

                                           THIRD QUARTER                          FOURTH QUARTER
                               -------------------------------------- --------------------------------------
                                               Average                                Average
                                                Daily                                  Daily
(in millions)                  Minimum Maximum Balance Ending Balance Minimum Maximum Balance Ending Balance
-------------                  ------- ------- ------- -------------- ------- ------- ------- --------------
BACV                             $--     $--     $--        $101        $--     $--     $--        $115
Non-admitted - Subset of BACV     --      --      --          --         --      --      --          --
Fair Value                        --      --      --         101         --      --      --         114

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                     1     2      3      4      5      6      7       8
                                                                     Non-
     (in millions)  None NAIC 1 NAIC 2 NAIC 3 NAIC 4 NAIC 5 NAIC 6 Admitted
     -------------  ---- ------ ------ ------ ------ ------ ------ --------
     Bonds - BACV   $--   $98    $15    $--     $2    $--    $--     $--
     Bonds - FV     $--   $98    $14    $--     $2    $--    $--     $--

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

The following table presents the carrying value of the Company's restricted assets:

                                                       December 31,
                                                       ------------
                (in millions)                          2018   2017
                -------------                          ----   ----
                On deposit with states                 $ 11   $ 16
                Securities lending                       89    254
                Collateral held on securities lending   100    296
                FHLB stock and collateral pledged       265    133
                Subject to repurchase agreements        115     97
                Collateral for derivatives               43     84
                Other restricted assets                   5     --
                                                        ----  ----
                Total                                  $628   $880
                                                        ====  ====

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

..   An interest rate above prime to borrowers who do not qualify for prime rate loans;

..   Borrowers with low credit ratings (FICO scores);

..   Interest-only or negative amortizing loans;

..   Unconventionally high initial loan-to-value ratios;

..   Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;

..   Borrowers with less than conventional documentation of their income and/or net assets;

..   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,

..   Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant "payment shock" when the teaser payment resets upwards after the initial fixed period.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company's exposure is through other investments, primarily in RMBS, as described above.

The following table presents information regarding the Company's investments with subprime exposures:

                                             Book
                                           Adjusted                OTTI
                                           Statement            Recognized
      (in millions)            Actual Cost   Value   Fair Value  to Date
      -------------            ----------- --------- ---------- ----------
      December 31, 2018
      In general account:
         RMBS                     $260       $256       $280       $ --
         CDOs                      194        194        205         --
         CMBS                        1          1          1         --
                                  ----       ----       ----       ----
      Total subprime exposure     $455       $451       $486       $ --
                                  ====       ====       ====       ====
      December 31, 2017
      In general account:
         RMBS                     $293       $298       $334       $ (2)
         CDOs                      185        186        202         (9)
                                  ----       ----       ----       ----
      Total subprime exposure     $478       $484       $536       $(11)
                                  ====       ====       ====       ====

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, derivatives are accounted for at fair value and the changes in the fair value recorded in surplus as unrealized gains or losses, net of deferred taxes. The value of the Company's exchange traded futures contracts relates to the one day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $34 million in 2018, an unrealized capital loss of $69 million in 2017 and an unrealized capital gain of $2 million in 2016, related to derivatives that did not qualify for hedge accounting.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company's interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company's net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency,

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company's derivative instruments:

                                       December 31, 2018                December 31, 2017
                                -------------------------------  -------------------------------
                                Contract or                      Contract or
                                 Notional   Statement             Notional   Statement
(in millions)                     Amount      Value   Fair Value   Amount      Value   Fair Value
-------------                   ----------- --------- ---------- ----------- --------- ----------
Assets:
   Interest rate contracts        $2,446      $ 51       $ 51      $1,723      $ 34       $ 34
   Foreign exchange contracts        489        31         31         104         5          5
   Equity contracts                1,388        17         17       1,839        70         70
                                  ------      ----       ----      ------      ----       ----
Derivative assets, gross           4,323        99         99       3,666       109        109
   Counter party netting              --       (93)       (93)         --       (90)       (90)
                                  ------      ----       ----      ------      ----       ----
Derivative assets, net            $4,323      $  6       $  6      $3,666      $ 19       $ 19
                                  ======      ====       ====      ======      ====       ====
Liabilities:
   Interest rate contracts        $1,106      $ 76       $ 76      $1,112      $ 45       $ 45
   Foreign exchange contracts        332        11         11         556        25         25
   Equity contracts                  943         7          7         881        45         45
                                  ------      ----       ----      ------      ----       ----
Derivative liabilities, gross      2,381        94         94       2,549       115        115
   Counter party netting              --       (93)       (93)         --       (90)       (90)
                                  ------      ----       ----      ------      ----       ----
Derivative liabilities, net       $2,381      $  1       $  1      $2,549      $ 25       $ 25
                                  ======      ====       ====      ======      ====       ====

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

                                                                                    December 31, 2018  December 31, 2017
                                                                                    -----------------  -----------------
(in millions)                                                                       Assets Liabilities Assets Liabilities
-------------                                                                       ------ ----------- ------ -----------
Gross amount recognized                                                              $ 99     $(94)     $109     $(115)
Amount offset                                                                         (93)      93       (90)       90
                                                                                     ----     ----      ----     -----
Net amount presented in the Statement of Admitted Assets, Liabilities, and Capital
  and Surplus                                                                        $  6     $ (1)     $ 19     $ (25)
                                                                                     ====     ====      ====     =====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company's derivative financial instruments with concentrations of credit risk:

                                    December 31, 2018          December 31, 2017
                                -------------------------- --------------------------
                                Contract or                Contract or
                                 Notional   Final Maturity  Notional   Final Maturity
(in millions)                     Amount         Date        Amount         Date
-------------                   ----------- -------------- ----------- --------------
Derivative assets:
   Interest rate contracts        $2,446         2050        $1,723         2049
   Foreign exchange contracts        489         2056           104         2035
   Equity contracts                1,388         2019         1,839         2018
Derivative liabilities:
   Interest rate contracts         1,106         2047         1,112         2047
   Foreign exchange contracts        332         2039           556         2056
   Equity contracts                  943         2019           881         2018

The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company's derivative contracts aggregated
$51 Million and $65 million at December 31, 2018 and 2017, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

..   Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

..   Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

   inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company's financial instruments not measured at fair value compared to their statement values:

                                                                   Admitted
                                                       Aggregate   Assets or
(in millions)                                          Fair Value Liabilities Level 1 Level 2 Level 3
-------------                                          ---------- ----------- ------- ------- -------
December 31, 2018
Assets:
   Bonds                                                $18,505     $18,511     $--   $15,856 $2,649
   Preferred stocks                                           6           6       1         5     --
   Common stocks                                              9           9      --         9     --
   Cash, cash equivalents and short-term investments        172         172      54       118     --
   Mortgage loans                                         3,093       3,050      --        --  3,093
   Contract loans                                           178         178      --        --    178
   Receivables for securities                                13          13      --        13     --
   Securities lending reinvested collateral assets           89          89      --        89     --
Liabilities:
   Policy reserves and contractual liabilities              618         551      --        19    599
   Payable for securities                                    76          76      --        76     --
   Payable for securities lending                           100         100      --       100     --
December 31, 2017
Assets:
   Bonds                                                $19,917     $18,810     $--   $16,891 $3,026
   Preferred stocks                                           6           6       1         5     --
   Common stocks                                              9           9      --         9     --
   Cash, cash equivalents and short-term investments         40          40      21        19     --
   Mortgage loans                                         2,915       2,811      --        --  2,915
   Contract loans                                           188         188      --        --    188
   Receivables for securities                                95          95      --        95     --
   Securities lending reinvested collateral assets          227         227      --       227     --
Liabilities:
   Policy reserves and contractual liabilities            9,692       9,474      --        19  9,673
   Payable for securities                                    29          29      --        29     --
   Payable for securities lending                           296         296      --       296     --

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

                                                           Counterparty
 (in millions)                     Level 1 Level 2 Level 3  Netting/*/   Total
 -------------                     ------- ------- ------- ------------ ------
 December 31, 2018
 Assets at fair value:
 Bonds
    Industrial and miscellaneous   $   --  $    1    $ 2       $ --     $    3
                                   ------  ------    ---       ----     ------
    Total bonds                        --       1      2         --          3
                                   ------  ------    ---       ----     ------
 Common stock
    Industrial and miscellaneous       --      --      1         --          1
                                   ------  ------    ---       ----     ------
    Total common stock                 --      --      1         --          1
                                   ------  ------    ---       ----     ------
 Derivative assets:
    Interest rate contracts            --      51     --         --         51
    Foreign exchange contracts         --      31     --         --         31
    Equity contracts                   --      17     --         --         17
    Counterparty netting               --      --     --        (93)       (93)
                                   ------  ------    ---       ----     ------
 Total derivative assets               --      99     --        (93)         6
                                   ------  ------    ---       ----     ------
 Separate account assets            2,949   1,628     --         --      4,577
                                   ------  ------    ---       ----     ------
 Total assets at fair value        $2,949  $1,728    $ 3       $(93)    $4,587
                                   ======  ======    ===       ====     ======
 Liabilities at fair value:
 Derivative liabilities:
    Interest rate contracts        $   --  $   76    $--       $ --     $   76
    Foreign exchange contracts         --      11     --         --         11
    Equity contracts                    1       6     --         --          7
    Counterparty netting               --      --     --        (93)       (93)
                                   ------  ------    ---       ----     ------
 Total derivative liabilities           1      93     --        (93)         1
                                   ------  ------    ---       ----     ------
 Total liabilities at fair value   $    1  $   93    $--       $(93)    $    1
                                   ======  ======    ===       ====     ======

 December 31, 2017
 Assets at fair value:
 Bonds
    Industrial and miscellaneous   $   --  $    8    $ 1       $ --     $    9
                                   ------  ------    ---       ----     ------
    Total bonds                        --       8      1         --          9
                                   ------  ------    ---       ----     ------
 Common stock
    Industrial and miscellaneous        3      --      1         --          4
                                   ------  ------    ---       ----     ------
    Total common stock                  3      --      1         --          4
                                   ------  ------    ---       ----     ------
 Derivative assets:
    Interest rate contracts            --      34     --         --         34
    Foreign exchange contracts         --       5     --         --          5
    Equity contracts                   19      51     --         --         70
    Counterparty netting               --      --     --        (90)       (90)
                                   ------  ------    ---       ----     ------
 Total derivative assets               19      90     --        (90)        19
                                   ------  ------    ---       ----     ------
 Separate account assets            3,193   2,383     --         --      5,576
                                   ------  ------    ---       ----     ------
 Total assets at fair value        $3,215  $2,481    $ 2       $(90)    $5,608
                                   ======  ======    ===       ====     ======
 Liabilities at fair value:
 Derivative liabilities:
    Interest rate contracts        $   --  $   45    $--       $ --     $   45
    Foreign exchange contracts         --      25     --         --         25
    Equity contracts                   --      45     --         --         45
    Counterparty netting               --      --     --        (90)       (90)
                                   ------  ------    ---       ----     ------
 Total derivative liabilities          --     115     --        (90)        25
                                   ------  ------    ---       ----     ------
 Total liabilities at fair value   $   --  $  115    $--       $(90)    $   25
                                   ======  ======    ===       ====     ======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

                                                           Common
 (in millions)                                       Bonds Stocks Total Assets
 -------------                                       ----- ------ ------------
 Balance, January 1, 2017                            $ 75    --       $ 75
 Total realized/unrealized capital gains or losses:
    Included in net income                             (4)   --         (4)
    Included in surplus                                11    --         11
 Purchases, issuances and settlements                   8     1          9
 Transfers into Level 3                                --    --         --
 Transfers out of Level 3                             (89)   --        (89)
                                                     ----    --       ----
 Balance, December 31, 2017                          $  1     1       $  2
                                                     ====    ==       ====
 Total realized/unrealized capital gains or losses:
    Included in net income                             (1)   --         (1)
    Included in surplus                                (1)   --         (1)
 Purchases, issuances and settlements                  10    --         10
 Transfers into Level 3                                 5    --          5
 Transfers out of Level 3                             (12)   --        (12)
                                                     ----    --       ----
 Balance, December 31, 2018                          $  2     1       $  3
                                                     ====    ==       ====

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2018 and 2017, there were no transfers between Level 1 and Level 2 securities.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2018 and 2017 may include changes in fair value that were attributable to both observable inputs (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2018.

Gross Basis Fair Value Measurements

The following table presents the Company's derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

      (in millions)                         Level 1 Level 2 Level 3 Total
      -------------                         ------- ------- ------- -----
      December 31, 2018
      Derivative assets at fair value         $--    $ 99     $--   $ 99
      Derivative liabilities at fair value      1      93      --     94

      December 31, 2017
      Derivative assets at fair value         $19    $ 90     $--   $109
      Derivative liabilities at fair value     --     115      --    115

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company's reserves by major category:

                                                                       Years ended December 31,
                                                                       -----------------------
(in millions)                                                             2018         2017
-------------                                                           ---------   ---------
Life insurance                                                         $   3,434    $   3,767
Annuities (excluding supplementary contracts with life contingencies)     15,261       15,243
Supplementary contracts with life contingencies                               65           50
Accidental death benefits                                                     --            2
Disability - active lives                                                      2            3
Disability - disabled lives                                                   78           92
Excess of AG 43 reserves over basic reserves                                 148           11
Deficiency reserves                                                          231          207
Other miscellaneous reserve                                                1,398          719
                                                                        ---------   ---------
   Gross life and annuity reserves                                        20,617       20,094
   Reinsurance ceded                                                        (473)        (521)
                                                                        ---------   ---------
Net life and annuity reserves                                             20,144       19,573
                                                                        ---------   ---------
Accident and health reserves
   Unearned premium reserves                                                  16           22
   Present value of amounts not yet due on claims                            305          378
   Additional contract reserves                                               42           42
                                                                        ---------   ---------
   Gross accident and health reserves                                        363          442
   Reinsurance ceded                                                         (32)         (39)
                                                                        ---------   ---------
Net accident and health reserves                                             331          403
                                                                        ---------   ---------
Aggregate policy reserves                                              $  20,475    $  19,976
                                                                        =========   =========

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

                                                                            Separate      Separate
                                                                            Accounts      Accounts
                                                                   General    With          Non-
(in millions)                                                      Account Guarantee/*/ Guaranteed/*/  Total  Percent
-------------                                                      ------- -----------  ------------  ------- -------
December 31, 2018
Subject to discretionary withdrawal
   With fair value adjustment                                      $   599     $--         $   --     $   599    2.9%
   At book value less current surrender charge of 5% or more         3,181      --             --       3,181   15.6
   At fair value                                                        --      --          3,275       3,275   16.1
                                                                   -------     ---         ------     -------  -----
Total with adjustment or at fair value                               3,780      --          3,275       7,055   34.6
At book value with minimal or no charge or no adjustment             7,498      --             --       7,498   36.9
Not subject to discretionary withdrawal                              4,620      --          1,182       5,802   28.5
                                                                   -------     ---         ------     -------  -----
Annuity reserves and deposit fund liabilities, before reinsurance   15,898      --          4,457      20,355  100.0%
                                                                                                               =====
Less: Reinsurance ceded                                                  6      --             --           6
                                                                   -------     ---         ------     -------
Net annuity reserves and deposit fund liabilities                  $15,892     $--         $4,457     $20,349
                                                                   =======     ===         ======     =======
December 31, 2017
Subject to discretionary withdrawal
   With fair value adjustment                                      $    54     $--         $   --     $    54    0.3%
   At book value less current surrender charge of 5% or more         3,076      --             --       3,076   16.0
   At fair value                                                        --      --          3,342       3,342   17.4
                                                                   -------     ---         ------     -------  -----
Total with adjustment or at fair value                               3,130      --          3,342       6,472   33.7
At book value with minimal or no charge or no adjustment             8,124      --             --       8,124   42.2
Not subject to discretionary withdrawal                              4,641      --              2       4,643   24.1
                                                                   -------     ---         ------     -------  -----
Annuity reserves and deposit fund liabilities, before reinsurance   15,895      --          3,344      19,239  100.0%
                                                                                                               =====
Less: Reinsurance ceded                                                  7      --             --           7
                                                                   -------     ---         ------     -------
Net annuity reserves and deposit fund liabilities                  $15,888     $--         $3,344     $19,232
                                                                   =======     ===         ======     =======

* Represents annuity reserves reported in separate accounts liabilities.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate accounts. The net investment experience of the separate accounts is credited directly to the policyholder and can be positive or negative.

The separate accounts also include a funding agreement, which provides a stable value protection feature on the assets held within the account.

The Company does not engage in securities lending transactions within the separate accounts.

The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

The following table presents separate account assets by product or transaction:

                                      December 31, 2018     December 31, 2017
                                    --------------------- ---------------------
                                               Separate              Separate
                                               Accounts              Accounts
                                     Legally  Assets (Not  Legally  Assets (Not
                                    Insulated   Legally   Insulated   Legally
(in millions)                        Assets   Insulated)   Assets   Insulated)
-------------                       --------- ----------- --------- -----------
Variable annuities                   $3,380       $--      $3,460       $--
Variable life                            16        --          18        --
Bank-owned life insurance - hybrid    1,181        --       2,098        --
                                     ------       ---      ------       ---
Total                                $4,577       $--      $5,576       $--
                                     ======       ===      ======       ===

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2018 and 2017 is $134 million and $51 million, respectively.

There was no separate account business seed money at December 31, 2018 and 2017.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

                                    Risk Charge Guarantees
                                    paid by the Paid by the
                                     Separate     General
                     (in millions)    Account     Account
                     -------------  ----------- -----------
                         2018           $30         $--
                         2017            27          --
                         2016            30           1
                         2015            23           1
                         2014            16          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents information regarding the separate accounts:

                                                     Non-       Non-
                                                   indexed     indexed     Non-
                                                  Guarantee   Guarantee guaranteed
                                                 less than or more than  Separate
(in millions)                            Indexed equal to 4%     4%      Accounts  Total
-------------                            ------- ------------ --------- ---------- ------
December 31, 2018
Premiums, considerations or deposits       $--       $--         $--      $  380   $  380
                                           ---       ---         ---      ------   ------
Reserves for accounts with assets at:
   Market value                            $--       $--         $--      $4,474   $4,474
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $4,474   $4,474
                                           ===       ===         ===      ======   ======
By withdrawal characteristics:
   At market value                         $--       $--         $--      $3,292   $3,292
                                           ---       ---         ---      ------   ------
Subtotal                                    --        --          --       3,292    3,292
Not subject to discretionary withdrawal     --        --          --       1,182    1,182
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $4,474   $4,474
                                           ===       ===         ===      ======   ======
December 31, 2017
Premiums, considerations or deposits       $--       $--         $--      $  823   $  823
                                           ---       ---         ---      ------   ------
Reserves for accounts with assets at:
   Market value                            $--       $--         $--      $5,459   $5,459
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $5,459   $5,459
                                           ===       ===         ===      ======   ======
By withdrawal characteristics:
   At market value                         $--       $--         $--      $5,457   $5,457
                                           ---       ---         ---      ------   ------
Subtotal                                    --        --          --       5,457    5,457
Not subject to discretionary withdrawal     --        --          --           2        2
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $5,459   $5,459
                                           ===       ===         ===      ======   ======

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

                                                                 Years ended December 31,
                                                                 -----------------------
(in millions)                                                     2018     2017    2016
-------------                                                     -----   -----   -----
Transfers to separate accounts                                   $ 380    $ 224   $ 300
Transfers from separate accounts                                  (169)    (107)    (67)
                                                                  -----   -----   -----
Net transfers to separate accounts                                 211      117     233
Reconciling adjustments:
   Deposit-type contracts                                           --       --    (201)
                                                                  -----   -----   -----
Total reconciling adjustments                                       --       --    (201)
                                                                  -----   -----   -----
Transfers as reported in the Statutory Statements of Operations  $ 211    $ 117   $  32
                                                                  =====   =====   =====

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $148 million and $11 million at December 31, 2018 and 2017, respectively.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

GMDB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $115 million and $11 million at December 31, 2018 and 2017, respectively.

GMWB

Certain of the Company's variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $10 million and $30 million at December 31, 2018 and 2017, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented 16.9 percent and
14.3 percent of gross insurance in-force at December 31, 2018 and 2017, respectively. Policyholder dividends for the years ended December 31, 2018 and 2017 were not significant.

14. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

                                    December 31, 2018 December 31, 2017
                                    ----------------- -----------------
                                             Net of            Net of
             (in millions)           Gross   Loading   Gross   Loading
             -------------          -------  -------  -------  -------
             Ordinary new business  $     3  $     3  $     3  $     3
             Ordinary renewal             8       43        4       38
             Group life                  --       --       23       35
                                    -------  -------  -------  -------
             Total                  $    11  $    46  $    30  $    76
                                    =======  =======  =======  =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Reinsurance premiums assumed and reserves on reinsurance assumed were not significant in 2018, 2017 or 2016. Reinsurance premiums ceded in 2018, 2017 and 2016 were $5.3 billion, $205 million and $210 million, respectively. The reserve credit taken on reinsurance ceded was $505 million and $560 million at December 31, 2018 and 2017, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2018 and 2017, the Company's reinsurance recoverables were $33 million and $68 million, respectively.

The NAIC Model Regulation "Valuation of Life Insurance Policies" (Regulation
XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs.

The Company manages the capital impact of statutory reserve requirements under Regulation XXX through intercompany reinsurance. The Company has a coinsurance/modified coinsurance agreement (the Co/Modco Agreement) with AIG Life of Bermuda, Ltd. (AIGB), an affiliated offshore life insurer. Under the Co/Modco Agreement, AIGB reinsures a 90 percent quota share of the Company's net liability on term life contracts issued by the Company with issue dates on or after March 1, 2002 through August 1, 2009. AIGB is a Bermuda licensed insurer but is not licensed to transact insurance or reinsurance, nor is accredited as a reinsurer in the State of New York. At December 31, 2018 and 2017, the Company did not report any liabilities for unauthorized reinsurance, as the coinsurance reserves ($333 million and $368 million, respectively) ceded to AIGB were fully secured by letters of credit. These letters of credit, secured by AIGB for the benefit of the Company, contain applicable provisions required by NAIC SAP and are subject to reimbursement by AIG Parent in the event of a drawdown. In addition, there are certain terms and conditions regarding events of default, which if triggered by future AIG Parent events, would require the Company to pursue a variety of remedies to preserve the amount of the reserve credit. Pursuant to the modified coinsurance portion of the Co/Modco Agreement, the Company does not record a reserve credit since it retains, controls, and owns all assets held in relation to the modified coinsurance reserve.

The Co/Modco Agreement decreased the Company's pre-tax earnings by $26 million, $12 million and $23 million in 2018, 2017 and 2016, respectively. The agreement is unlimited in duration, but was amended to terminate for new business issued on and after August 1, 2009.

During 2017 and 2016, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company's pre-tax earnings of $2 million and $1 million, respectively. No treaties with non-affiliated reinsurers were commuted in 2018.

In February 2018, the Company and its U.S. life insurance company affiliates, VALIC and AGL, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL. On November 13, 2018, AIG completed the sale of a
19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, apart from a $39 million ceding commission, there was a significant offsetting impact on certain individual line items in the Summary of Operations. Pursuant to the regulatory approval received in February 2018, the Company has reported all of the ceded activity for this Agreement from the effective date (January 1, 2017) through December 31, 2018 in its 2018 Annual Statement.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company received approximately $39 million of ceding commission at contract inception, which was primarily recognized directly in surplus.

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly.

The table below presents the impact of this transaction by line item in the Company's statements of assets, liabilities, surplus and other funds and on the summary of operations:

                                                                     Balance as of
                                                                     December 31,
                                                                         2018
                                                                     -------------
Statutory Statements of Assets, Liabilities and Capital and Surplus
Funds withheld                                                            $56

                                                                                          As of and Year As of and Year
                                                                                              Ended          Ended
Increase (Decrease)                                                             Initial    December 31,   December 31,
(in millions)                                                                  Accounting      2017           2018       Total
-------------------                                                            ---------- -------------- -------------- -------
Statutory Statement of Operations
Premiums and annuity considerations                                             $(5,086)      $ (17)         $ (15)     $(5,118)
Commissions and expense allowances                                                    8           7              7           22
Reserve adjustments on reinsurance ceded                                          5,086        (362)          (232)       4,492
                                                                                -------       -----          -----      -------
Total revenues                                                                        8        (372)          (240)        (604)
                                                                                -------       -----          -----      -------
Death benefits                                                                       --         (30)           (24)         (54)
Annuity benefits                                                                     --        (279)          (274)        (553)
Surrender benefits                                                                   --         (21)           (18)         (39)
Other benefits                                                                       --         (31)           (30)         (61)
Other expenses                                                                       --          --             --           --
                                                                                -------       -----          -----      -------
Total benefits and expenses                                                          --        (361)          (346)        (707)
                                                                                -------       -----          -----      -------
Net gain from operations before dividends to policyholders and federal income
  taxes                                                                               8         (11)           106          103
Dividends to policyholders                                                           --          (2)            --           (2)
                                                                                -------       -----          -----      -------
Net gain from operations after dividends to policyholders and before federal
  income taxes                                                                  $     8       $  (9)         $ 106      $   105
                                                                                -------       -----          -----      -------

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

U.S. Tax Reform Overview

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

..   Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete.

..   Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable.

..   If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $324 million attributable to the reduction in the U.S. corporate income tax. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. The Company filed its 2017 consolidated U.S. income tax return and has completed its review of the primary impact of the Tax Act provisions on its deferred taxes. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Life Insurance Companies

The Tax Act modified computations of insurance reserves for Life insurance companies. Specifically, the Act directs that tax reserves be computed with reference to the NAIC reserves. Adjustments related to the differences in insurance reserves balances computed historically versus under the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to new deferred tax liabilities. At December 31, 2017, the Company recorded a provisional estimate of $99 million with respect to such deferred tax liabilities. This increase in deferred tax liabilities

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed its review and accounting of the tax reserve computations, and recorded offsetting decreases of $17 million to both deferred tax liabilities and deferred tax assets.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of its deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on its determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed its review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The following table presents the components of the net deferred tax assets and liabilities:

                                            December 31, 2018      December 31, 2017            Change
                                          ---------------------- ---------------------- ----------------------
(in millions)                             Ordinary Capital Total Ordinary Capital Total Ordinary Capital Total
-------------                             -------- ------- ----- -------- ------- ----- -------- ------- -----
Gross DTA                                   $564    $126   $690    $462    $147   $609   $ 102    $(21)  $  81
Statutory valuation allowance adjustment      --      16     16      --      --     --      --      16      16
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Adjusted gross DTA                           564     110    674     462     147    609     102     (37)     65
DTA non-admitted                             386     110    496     176     147    323     210     (37)    173
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Net admitted DTA                             178      --    178     286      --    286    (108)     --    (108)
DTL                                           92      --     92     123      --    123     (31)     --     (31)
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Total                                       $ 86    $ --   $ 86    $163    $ --   $163   $ (77)   $ --   $ (77)
                                            ====    ====   ====    ====    ====   ====   =====    ====   =====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

                                                             December 31, 2018      December 31, 2017            Change
                                                           ---------------------- ---------------------- ----------------------
(in millions)                                              Ordinary Capital Total Ordinary Capital Total Ordinary Capital Total
-------------                                              -------- ------- ----- -------- ------- ----- -------- ------- -----
Admission calculation components SSAP 101
   Federal income taxes paid in prior years recoverable
     through loss carry backs                                $ --     $--   $ --    $ --     $--   $ --   $  --     $--   $  --
   Adjusted gross DTA expected to be realized
     (excluding amount of DTA from above) after
     application of the threshold limitation                   86      --     86     163      --    163     (77)     --     (77)
       1. Adjusted gross DTA expected to be realized
         following the reporting date                          86      --     86     163      --    163     (77)     --     (77)
       2. Adjusted gross DTA allowed per limitation
         threshold                                             --      --    236      --      --    239      --      --      (3)
   Adjusted gross DTA (excluding the amount of DTA
     from above) offset by gross DTL                           92      --     92     123      --    123     (31)     --     (31)
                                                             ----     ---   ----    ----     ---   ----   -----     ---   -----
DTA admitted as the result of application of SSAP 101        $178     $--   $178    $286     $--   $286   $(108)    $--   $(108)
                                                             ====     ===   ====    ====     ===   ====   =====     ===   =====

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

                                                                   Years ended December 31,
                                                                   ----------------------
($ in millions)                                                       2018         2017
---------------                                                    ----------   ----------
Ratio percentage used to determine recovery period and threshold
  limitation amount                                                       652%         912%
Amount of adjusted capital and surplus used to determine recovery
  period and threshold limitation amount                           $    1,575   $    1,901

The Company has no tax planning strategies used in the determination of adjusted gross DTA's or net admitted DTA's.

The Company's planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

                                                           Years Ended December 31,
                                                      ----------------------------------
(in millions)                                             2018         2017       2016
-------------                                         ------------  ---------- ---------
Current income tax expense
   Federal                                            $         73  $      121 $      50
   Federal income tax on net capital gains (losses)            (10)          2       (45)
                                                      ------------  ---------- ---------
   Federal income tax incurred                        $         63  $      123 $       5
                                                      ============  ========== =========

                                                                               Years Ended December 31,
                                                                               -----------------------
(in millions)                                                                      2018         2017      Change
-------------                                                                  ------------  ---------- ----------
Deferred tax assets:
   Ordinary:
       Policyholder reserves                                                   $        499  $      404 $       95
       Investments                                                                        1           2         (1)
       Deferred acquisition costs                                                        43          42          1
       Fixed assets                                                                       6          --          6
       Tax credit carryforward                                                            1           1         --
       Other (including items less than 5% of total ordinary tax assets)                 14          13          1
                                                                               ------------  ---------- ----------
       Subtotal                                                                         564         462        102
       Non-admitted                                                                     386         176        210
                                                                               ------------  ---------- ----------
       Admitted ordinary deferred tax assets                                            178         286       (108)
                                                                               ------------  ---------- ----------
Capital:
       Investments                                                                      126         144        (18)
       Real estate                                                                       --           3         (3)
                                                                               ------------  ---------- ----------
       Subtotal                                                                         126         147        (21)
   Statutory valuation allowance adjustment                                              16          --         16
   Non-admitted                                                                         110         147        (37)
                                                                               ------------  ---------- ----------
   Admitted capital deferred tax assets                                                  --          --         --
                                                                               ------------  ---------- ----------
Admitted deferred tax assets                                                            178         286       (108)
                                                                               ------------  ---------- ----------
Deferred tax liabilities:
   Ordinary:
       Deferred and uncollected premium                                                  15          24         (9)
       Policyholder reserves                                                             77          99        (22)
                                                                               ------------  ---------- ----------
Deferred tax liabilities                                                                 92         123        (31)
                                                                               ------------  ---------- ----------
Net deferred tax assets (liabilities)                                          $         86  $      163 $      (77)
                                                                               ============  ========== ==========

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

                                                 Years Ended December 31,
                                                 -----------------------
(in millions)                                       2018         2017       Change
-------------                                    -----------  ----------- ---------
Total adjusted deferred tax assets               $       674  $       609 $      65
Total deferred tax liabilities                            92          123       (31)
                                                 -----------  ----------- ---------
Net adjusted deferred tax assets                 $       582  $       486        96
                                                 ===========  ===========
Tax effect of unrealized capital gains (losses)                                  (8)
                                                                          ---------
Change in net deferred income tax                                         $      88
                                                                          =========

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

                                                   December 31, 2018    December 31, 2017    December 31, 2016
                                                 -------------------   -------------------  ------------------
                                                            Effective             Effective           Effective
(in millions)                                      Amount   Tax Rate     Amount   Tax Rate   Amount   Tax Rate
-------------                                    ---------  ---------  ---------  --------- -------  ---------
Income tax expense (benefit) at applicable rate  $     (37)     21.0%  $      94     35.0%  $    21       35.0%
Change in valuation adjustment                          16      (9.0)         --       --      (115)    (189.7)
Surplus adjustments                                     13      (7.1)        (24)    (8.8)        3        4.9
Prior year return true-ups and adjustments             (11)      5.9           1      0.2        (1)      (1.9)
Amortization of interest maintenance reserve            (7)      4.0         (14)    (5.3)      (13)     (21.4)
Change in non-admitted assets                            3      (1.6)          1      0.2        (5)      (9.1)
Dividend received deduction                             (2)      0.6          (5)    (1.7)       (4)      (7.6)
Impact of Tax Act                                       --        --         316    117.1        --         --
Other permanent adjustments                             --        --           3      1.2        (2)      (3.6)
Expiration of excess capital losses                     --        --          --       --        --        0.3
                                                 ---------  --------   ---------   ------   -------  ---------
Statutory income tax expense (benefit)           $     (25)     13.8%  $     372    137.9%  $  (116)    (193.1)%
                                                 =========  ========   =========   ======   =======  =========
Federal income taxes incurred                    $      63     (35.8)% $     123     45.6%  $     5        7.5%
Change in net deferred income taxes                    (88)     49.6         249     92.3      (121)    (200.6)
                                                 ---------  --------   ---------   ------   -------  ---------
Statutory income tax expense (benefit)           $     (25)     13.8%  $     372    137.9%  $  (116)    (193.1)%
                                                 =========  ========   =========   ======   =======  =========

At December 31, 2018, the Company's foreign tax credits carry forward for 2018 through 2025 totaled $1 million.

At December 31, 2018, the Company had no operating loss carry forwards or capital loss carry forwards.

At December 31, 2018, the Company had less than $1 million of general business credit carry forwards.

At December 31, 2018, the Company had no charitable contribution carry forwards.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

                             (in millions)
                             December 31,   Capital
                             ------------   -------
                                2016          $--
                                2017           65
                                2018           --
                                              ---
                                Total         $65
                                              ===

In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $690 million and concluded that a valuation allowance of $16 million was required at December 31, 2018. Similarly, the Company assessed its ability to realize DTAs of $609 million and concluded that no valuation allowance was required at December 31, 2017.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

                                                       Years Ended December 31,
                                                       -----------------------
 (in millions)                                            2018         2017
 -------------                                         -----------  -----------
 Gross unrecognized tax benefits at beginning of year  $        --  $        --
    Increases in tax position for prior years                   --           --
    Decreases in tax position for prior years                   --           --
                                                       -----------  -----------
 Gross unrecognized tax benefits at end of year        $        --  $        --
                                                       ===========  ===========

As of December 31, 2018 and 2017, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were less than $1 million, for both years.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expenses. At both December 31, 2018 and 2017, the Company had accrued less than $1 million for the payment of interest (net of federal benefit) and penalties. In 2018, the Company recognized an expense of less than $1 million, while in both 2017 and 2016, the Company recognized a benefit of less than $1 million, net of federal benefit, and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2018, such proposed adjustments would not have resulted in a material change to the Company's financial condition, although it is possible that the effect could be material to the Company's results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2018 remain subject to examination by major tax jurisdictions.

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2018, the Company exceeded RBC requirements that would require any regulatory action.

The Company is subject to New York State Business Corporation Law, which imposes restrictions on shareholder dividends. The maximum amount of dividends that can be paid by the Company without prior approval of the NYDFS in a calendar year is set forth in New York Insurance Law. With respect to 2019, the maximum amount of dividends that can be paid by us to the Parent without prior approval of the NYDFS is the lesser of: (1) 10 percent of the Company's statutory surplus as regards policyholders as of the immediately preceding calendar year; or (2) statutory net gain from operations for the immediately preceding calendar year, not including realized capital gains. The Company cannot pay any dividends to Parent in 2019 without prior approval of NYDFS.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2018, 2017 and 2016:

                                                                                               Amount
Date                                                                Type   Cash or Non-cash (in millions)
----------------------------------------------------------------  -------- ---------------- -------------
2018
   June 26, 2018                                                  Ordinary       Cash           $ 70
   September 24, 2018                                             Ordinary       Cash             36
   December 26, 2018                                              Ordinary       Cash             36
2017
   March 30, 2017                                                 Ordinary       Cash           $140

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company's employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

The following table presents information about employee-related costs (expense credits) allocated to the Company:

                                                                  Years ended December 31,
                                                                  ------------------------
(in millions)                                                     2018     2017    2016
-------------                                                     ----     ----    ----
Defined benefit plans                                             $(2)     $--      $3
                                                                  ---      ---      --
Total                                                             $(2)     $--      $3
                                                                  ===      ===      ==

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company's pre-tax expenses associated with this plan were $3 million, $4 million and $5 million in 2018, 2017 and 2016, respectively.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Share-based and Deferred Compensation Plans

During 2018, 2017 and 2016, certain Company employees were granted performance share units under the AIG Parent 2013 Long Term Incentive Plan that provide them the opportunity to receive shares of AIG Parent common stock based on AIG Parent achieving specified performance goals at the end of a three-year performance period and the employee satisfying service requirements. The Company recognized compensation expense of $3 million, $3 million and $2 million in 2018, 2017 and 2016, respectively.

Prior to 2013, some of the Company's officers and key employees were granted restricted stock units and stock appreciation rights that provide for cash settlement linked to the value of AIG Parent common stock if certain requirements were met. The Company did not recognize any expense for unsettled awards during both 2018 and 2017.

19. DEBT

The Company is a member of the FHLB of New York.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company's ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company's obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company's liability under advances borrowed.

The following table presents the aggregate carrying value of stock held with FHLB of New York and the classification of the stock:

                                                                     December 31,
                                                                     -----------
(in millions)                                                         2018   2017
-------------                                                        ------  ----
Membership stock - Class B                                           $    8  $  9
Total                                                                $    8  $  9
                                                                     ------  ----
Actual or estimated borrowing capacity as determined by the insurer  $1,122  $810
                                                                     ======  ====

The Company did not hold any Class A or Excess Stock at December 31, 2018 or
2017.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

                                                December 31, 2018 December 31, 2017
                                                ----------------- -----------------
                                                Amortized  Fair   Amortized  Fair
(in millions)                                     Cost     Value    Cost     Value
-------------                                   ---------  -----  ---------  -----
Amount pledged                                    $264     $270     $133     $137
Maximum amount pledged during reporting period    $266     $267     $135     $141

The Company's borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

                                                            December 31,
                                                            ------------
           (in millions)                                    2018   2017
           -------------                                    ----   ----
           Amount outstanding                               $ --   $--
           Maximum amount borrowed during reporting period  $110   $20

20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $638 million and $271 million at December 31, 2018 and 2017, respectively. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2018, $236 million are currently expected to expire in 2019 and the remainder by 2021, based on the expected life cycle of the related fund and the Company's historical funding trends for such commitments.

At December 31, 2018 and 2017, the Company had $183 million and $82 million, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $142 million are expected to expire in 2019 and the remainder by 2023, based on the expected life cycle of the related loans and the Company's historical funding trends for such commitments.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, future minimum rental commitments, and rental expense under operating leases are not material.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company had $2 million of accrued liability at both December 31, 2018 and 2017, for these guarantee fund assessments. The Company has recorded receivables of $2 million and $2 million at December 31, 2018 and 2017, respectively, for expected recoveries against the payment of future premium taxes.

During 2018 and 2017, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act
(ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company's activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions.

The SEC, federal and state lawmakers and state insurance regulators continue their efforts at evaluating what is an appropriate regulatory framework around a standard of care for the sale of investment products and services. For example, on April 18, 2018, the SEC proposed a package of rulemakings and interpretations designed to address the standard of care issues and the transparency of retail investors' relationships with investment advisors and broker-dealers. Additionally, on July 18, 2018, the New York State Department of Financial Services adopted a best interest standard of care regulation applicable to annuity and life transactions through issuance of the First Amendment to Insurance Regulation 187 - Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). The compliance date for Regulation 187 is August 1, 2019 for annuity products and February 1, 2020 for life products. As amended, Regulation 187 requires producers to act in their client's best interest when making point-of-sale and inforce recommendations, and provide in writing the basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent financial exploitation and abuse. The Company will implement and enhance processes and procedures, where needed, to comply with this regulation. Other states, such as Nevada, Maryland and New Jersey, have also proposed similar standard of care regulations applicable to insurance producers and/or insurance companies. The Company continues to closely follow these proposals and other relevant federal and state-level regulatory and legislative developments in this area. While management cannot predict the long-term impact of these developments on the Company's businesses, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

AIG Parent formed Fortitude Group Holdings, LLC (Fortitude Holdings) to act as a holding company for Fortitude Re. On November 13, 2018, AIG Parent completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. (Carlyle) (the Fortitude Re Closing). Fortitude Holdings owns 100 percent of the outstanding common shares of Fortitude Re and AIG Parent has an
80.1 percent ownership interest in Fortitude Holdings. In connection with the sale, AIG Parent agreed to certain investment commitment targets into various Carlyle strategies and to certain minimum investment management fee payments within thirty-six months following the Fortitude Re Closing. AIG Parent also will be required to pay a proportionate amount of an agreed make-whole fee to the extent AIG Parent fails to satisfy such investment commitment targets. In connection with the Fortitude Re Closing, the Company's insurance company subsidiaries, AGL and VALIC, have each also entered into an investment management agreement with a Carlyle affiliate pursuant to which such subsidiary retained the Carlyle affiliate to manage certain assets in its general account investment portfolio.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG's broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $395 million, $413 million and $694 million of pre-tax restructuring and other costs in 2018, 2017 and 2016, respectively, primarily comprised of employee severance charges.

Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

Affiliate Transactions

The Company purchases or sells securities, at fair market value, to or from affiliates in the ordinary course of business.

During the year ended December 31, 2018, the Company purchased or sold securities, at fair market value, from or to one or more of its affiliates in the ordinary course of business. In December 2018, AGL transferred bonds and leveraged loans to the Company, with an aggregate fair market value of approximately $524,935,580, in exchange for bonds and cash of equivalent value. Additionally, in December 2018, the Company transferred bonds to VALIC, with an aggregate fair market value of approximately $210,437,344, in exchange for bonds, leveraged loans and cash of equivalent value. These exchanges were intended to better balance investment risks and returns between USL and its insurance company affiliates. None of the foregoing transactions individually exceeded one-half of one percent of the Company's admitted assets, or when aggregated with similar purchase, sale or exchange transactions made in the ordinary course of business in the last twelve months, exceeded three percent of the Company's admitted assets. For additional information regarding purchase and sale transactions involving the Company with an affiliate, please refer to the Company's Annual Registration Statement and monthly amendments filed with the NYDFS.

Additionally, in 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, "AIGGRE"), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $72 million (representing an approximately 6% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $32.2 million) and cash (approximately $15.9 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $135 million (representing approximately 5% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

approximately $67.8 million) and cash (approximately $36.2 million). Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $26.1 million (representing an approximately 4% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $12.9 million) and cash (approximately $4.2 million).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $23.7 million, $29.1 million and $11.9 million, respectively.

In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $158 million.

In October 2017, the Company's subsidiary, AIG Home Loan 4, transferred a portfolio of U.S. residential mortgage loans with a carrying value of approximately $73 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised - Loan-Backed and Structured Securities.

In September 2017, the Company transferred to American General Life Insurance Company securities having an aggregate fair market value of $347 million and $3 million in cash in exchange for securities having an aggregate fair market value of $350 million.

In May 2017, the Company's wholly owned subsidiary, AIG Home Loan 4, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $274 million which was the loans' adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 4, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

During 2016, the Company transferred approximately $5 million, respectively, of its limited partnership interests in various hedge funds and private equity investments to American Home Assurance Company (American Home), an affiliate, as part of an initiative to improve asset-liability management in AIG Parent's domestic life and property casualty insurance companies. These transfers were made at fair market value, calculated based on applicable customary practices for such assets.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company's maximum borrowing limit being $500 million.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


At December 31, 2018, the Company did not have any amounts outstanding under the facility.

Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company's investments in non-insurance SCA entities as of December 31, 2018:

                                               Admitted
                           Gross  Non-admitted  Asset
     (in millions)         Amount    Amount     Amount  Date of NAIC Filing
     -------------         ------ ------------ -------- -------------------
     AIG, Inc.              $--       $--        $--       July 27, 2018
     AIG Home loan 4, LLC    63        --         63      Not Applicable
                            ---       ---        ---
     Total                  $63       $--        $63
                            ===       ===        ===

Operating Agreements

The Company's short-term investments included investments in a Liquidity Pool in which funds are managed by an affiliate, AIG Parent Capital Management Corporation, in the amount of $63 million and $19 million at December 31, 2018 and 2017, respectively.

Pursuant to service and expense agreements, AIG Parent and certain affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG Parent or the affiliate providing the service. The Company was charged $112 million, $113 million and $123 million under such agreements for the years ended December 31, 2018, 2017 and 2016, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $19 million, $20 million and $19 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurers that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant. In addition, the Company had liabilities for structured settlement transactions where the affiliated property and casualty insurers were no longer contingently liable for the payments to the claimant.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 22, 2019, the date the financial statements were issued.

In January 2019, USL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP ("U.S. Fund III"), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $120 million, which represents an approximately 8% equity interest in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $31 million and received a cash payment of approximately $12 million. The Company's unfunded capital commitment to U.S. Fund III at January 2, 2019, upon the closing of U.S. Fund III, was approximately $101 million.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES
HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2018 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
                 Amortized Cost Present Value of            Amortized                Date of Financial
                 Before Current  Projected Cash  Recognized Cost After Fair Value at  Statement Where
CUSIP             Period OTTI        Flows          OTTI       OTTI    Time of OTTI      Reported
-----            -------------- ---------------- ---------- ---------- ------------- -----------------
00703QAA0           $  3,576    $         3,531    $   45    $  3,531    $  3,498       03/31/2018
12669EQ41              1,712              1,604       108       1,604       1,712       03/31/2018
939336D26                235                215        20         215         226       03/31/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $  5,523    $         5,350    $  173    $  5,350    $  5,436
                    ========    ===============    ======    ========    ========
007036UQ7           $  2,014    $         1,938    $   76    $  1,938    $  1,793       06/30/2018
32051GJ55              2,606              2,587        19       2,587       2,596       06/30/2018
69371VBH9                338                325        13         325         336       06/30/2018
05946XUE1              6,541              6,500        41       6,500       6,490       06/30/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $ 11,499    $        11,350    $  149    $ 11,350    $ 11,215
                    ========    ===============    ======    ========    ========
94982HAL1           $  8,649    $         8,649    $   --    $  8,649    $  8,634       09/30/2018
12544KAA1              6,979              6,951        28       6,951       6,785       09/30/2018
939355AD5              6,978              6,923        55       6,923       6,928       09/30/2018
92927XAA2             12,506             12,172       334      12,172      12,493       09/30/2018
92922FEC8                667                664         3         664         655       09/30/2018
12652CBB4              2,291              2,288         3       2,288       2,167       09/30/2018
12652CBC2                788                785         3         785         762       09/30/2018
74160MCA8                100                100        --         100          96       09/30/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $ 38,958    $        38,532    $  426    $ 38,532    $ 38,520
                    ========    ===============    ======    ========    ========
17307G6L7           $  6,796              6,540    $  256    $  6,540    $  6,088       12/31/2018
59023NAA6             10,195             10,115        80      10,115       9,866       12/31/2018
94983KAA7             38,051             37,987        64      37,987      37,386       12/31/2018
35563PCE7             11,749             11,676        73      11,676      11,707       12/31/2018
93934FCF7              9,457              9,413        44       9,413       9,224       12/31/2018
94984WAK8             18,087             17,599       488      17,599      17,125       12/31/2018
855541AC2             10,256             10,093       163      10,093      10,106       12/31/2018
94984XAS9              3,120              3,091        29       3,091       2,954       12/31/2018
361849R46             15,067             11,955     3,112      11,955      15,039       12/31/2018
60688CAJ5                187                169        18         169         178       12/31/2018
76111XRR6              2,871              2,665       206       2,665       2,789       12/31/2018
05952GAE1              4,538              4,265       273       4,265       4,432       12/31/2018
161546FA9              1,288              1,279         9       1,279       1,260       12/31/2018
126694JS8                675                671         4         671         675       12/31/2018
878048AG2                272                263         9         263         263       12/31/2018
32053NAC2              2,560              2,375       185       2,375       2,553       12/31/2018
12669GAU5              2,973              2,908        65       2,908       2,925       12/31/2018
466247KK8              7,086              7,065        21       7,065       6,777       12/31/2018
92922FFB9              2,109              2,099        10       2,099       2,006       12/31/2018
74160MBZ4                574                572         2         572         559       12/31/2018
126694EK0              2,838              2,732       106       2,732       2,813       12/31/2018
50179MAH4                377                372         5         372         245       12/31/2018
693680BG4                776                770         6         770         722       12/31/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $151,902    $       146,674    $5,228    $146,674    $147,692
                    ========    ===============    ======    ========    ========
                                 Year-end total    $5,976
                                                   ======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Structured Notes

The following table presents the structured notes held by the Company at December 31, 2018:

            (in thousands)
                                                     Book/Adjusted
            CUSIP             Actual Cost Fair Value Carrying Value
            -----             ----------- ---------- --------------
               03350FAA4       $    842    $    746     $    842
               054536AC1            400         394          400
               05565AAB9         20,215      20,400       20,204
               05954TAH4            796         743          735
               05954TAJ0          4,783       4,574        4,552
               05968DAA8          6,765       6,300        6,632
               06051GGG8         35,000      33,636       35,000
               06051GHA0            907         891          908
               06051GHD4            648         609          648
               06051GHM4            403         398          403
               06738CAG4          1,550       2,563        1,580
               06738EBD6          1,498       1,446        1,499
               172967LJ8          7,158       6,467        7,155
               172967LS8          7,000       6,528        7,000
               172967LU3          5,000       4,466        5,000
               23311PAA8          7,497       6,805        7,498
               25156PAC7          8,817       8,954        8,515
               30711XCB8/*/      10,500      12,052       10,500
               35177PAL1          7,685       7,634        7,227
               38141GWV2          1,000         934        1,000
               38141GWZ3            396         385          396
               38148YAA6            918         880          919
               404280BK4          1,658       1,674        1,659
               46647PAL0         22,923      21,244       22,931
               46647PAV8            402         399          402
               539439AQ2          6,000       5,337        6,000
               59156RAP3            569         579          569
               60687YAT6          6,342       6,492        6,342
               61744YAP3          5,100       5,057        5,108
               726503AE5          1,187       1,038        1,187
               780097AH4          1,225       3,078        1,376
               80281LAG0          6,000       5,423        6,000
               80928HAA1          5,130       5,092        5,130
               82669GAS3         20,000      20,418       20,000
               853254BM1          2,765       2,737        2,765
               984121CQ4          2,208       2,232        2,210
               98417EAR1          1,958       1,719        1,954
                               --------    --------     --------
            Total              $213,245    $210,324     $212,246
                               ========    ========     ========

* Structured notes held by the Company that are defined as a Mortgage-Referenced Security by the IAO.

                           Supplemental Information

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

(in millions)                                                                December 31, 2018
-------------                                                                -----------------
Investment income earned:
   Government bonds                                                               $     8
   Bonds exempt from U.S. tax                                                          --
   Other bonds (unaffiliated)                                                         938
   Bonds of affiliates                                                                 --
   Preferred stocks (unaffiliated)                                                     --
   Common stocks (unaffiliated)                                                         1
   Common stocks of affiliates                                                         --
   Cash and short-term investments                                                      3
   Mortgage loans                                                                     144
   Real estate                                                                          1
   Contract loans                                                                      11
   Other invested assets                                                               37
   Derivative instruments                                                              25
   Miscellaneous income                                                                --
                                                                                  -------
Gross investment income                                                           $ 1,168
                                                                                  =======
Real estate owned - book value less encumbrances                                  $    --
                                                                                  =======
Mortgage loans - book value:
   Commercial mortgages                                                           $ 2,750
   Residential mortgages                                                              301
   Mezzanine loans                                                                     21
                                                                                  -------
Total mortgage loans                                                              $ 3,072
                                                                                  =======
Mortgage loans by standing - book value:
   Good standing                                                                  $ 3,016
   Good standing with restructured terms                                               56
   Interest overdue more than 90 days, not in foreclosure                              --
   Foreclosure in process                                                              --
                                                                                  -------
Total mortgage loans                                                              $ 3,072
                                                                                  =======
Partnerships - statement value                                                    $ 1,034
                                                                                  =======
Bonds and stocks of parents, subsidiaries and affiliates - statement value:
   Bonds                                                                          $    --
   Common stocks                                                                       --
                                                                                  =======
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less                                                $ 1,529
       Over 1 year through 5 years                                                  4,491
       Over 5 years through 10 years                                                5,389
       Over 10 years through 20 years                                               2,326
       Over 20 years                                                                4,897
                                                                                  -------
   Total maturity                                                                 $18,632
                                                                                  =======
   Bonds and short-term investments by class - statement value:
       Class 1                                                                    $ 9,519
       Class 2                                                                      7,019
       Class 3                                                                        649
       Class 4                                                                      1,198
       Class 5                                                                        181
       Class 6                                                                         66
                                                                                  -------
   Total by class                                                                 $18,632
                                                                                  =======
   Total bonds and short-term investments publicly traded                         $11,781
   Total bonds and short-term investments privately placed                          6,851
                                                                                  =======
   Preferred stocks - statement value                                             $     6
   Common stocks - market value                                                        10
   Short-term investments - book value                                                118
   Options, caps and floors owned - statement value                                    18
   Collar, swap and forward agreements open - statement value                         (12)
   Futures contracts open - current value                                              (1)
   Cash on deposit                                                                     54

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)


(in millions)                                                          December 31, 2018
-------------                                                          -----------------
Life insurance in-force:
   Ordinary                                                                 $68,731
   Credit                                                                        44
   Group                                                                        981
Amount of accidental death insurance in-force under ordinary policies           254
Life insurance policies with disability provisions in-force:
   Ordinary                                                                   4,240
   Group life                                                                    16
Supplementary contracts in-force:
   Ordinary - not involving life contingencies:
       Amount on deposit                                                         49
       Income payable                                                             7
   Ordinary - involving life contingencies:
       Amount on deposit                                                         24
       Income payable                                                             9
   Group - not involving life contingencies:
       Amount on deposit                                                          7
Annuities:
   Ordinary:
       Immediate - amount of income payable                                 $   225
       Deferred, fully paid - account balance                                 4,697
       Deferred, not fully paid - account balance                             8,902
   Group:
       Amount of income payable                                                 123
       Fully paid - account balance                                              34
       Not fully paid - account balance                                         567
Accident and health insurance - premiums in-force:
   Other                                                                    $     2
   Group                                                                         38
Deposit funds and dividend accumulations:
   Deposit funds - account balance                                          $     4
   Dividend accumulations - account balance                                      18
Claim payments in 2018:
   Group accident & health:
       2018                                                                 $ 2,642
       2017                                                                  15,676
       2016                                                                  12,017
       2015                                                                   8,454
       2014                                                                   5,844
       Prior                                                                 44,500
   Other accident & health:
       2018                                                                    (136)
       2017                                                                     101
       2016                                                                      (5)
       2015                                                                    (148)
       2014                                                                     359
       Prior                                                                 (1,437)

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

1. The Company's total admitted assets as of December 31, 2018 are $28.2 billion.

The Company's total admitted assets, excluding separate accounts, as of December 31, 2018 are $23.6 billion.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                                       Percentage of
                                                                       Total Admitted
Issuer                                 Description of Exposure  Amount     Assets
-------------------------------------- -----------------------  ------ --------------
a. JPMorgan Chase & Co.                Bonds                     $173       0.70%
b. L Street II LLC                     Bonds                      143       0.60
c. Washington Mutual                   Bonds                      141       0.60
d. Wells Fargo                         Bonds                      139       0.60
e. Citigroup                           Bonds                      138       0.60
f. Morgan Stanley                      Bonds                      125       0.50
g. General Electric                    Bonds                      121       0.50
h. Varagon Sdlp Senior Note Trust      Bonds                      104       0.40
i. Comcast Corporation                 Bonds                       90       0.40
j. AIGGRE U.S. Real Estate Fund II LP  Other Invested Assets       89       0.40

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

     Bonds and Short-Term Investments           Preferred Stocks
     --------------------------------   --------------------------------
                         Percentage of                      Percentage of
                         Total Admitted                     Total Admitted
     NAIC Rating  Amount     Assets     NAIC Rating  Amount     Assets
     -----------  ------ -------------- -----------  ------ --------------
      NAIC - 1    $9,519     40.30%      P/RP - 1     $ 6         --%
      NAIC - 2     7,019     29.70       P/RP - 2      --         --
      NAIC - 3       649      2.70       P/RP - 3      --         --
      NAIC - 4     1,198      5.10       P/RP - 4      --         --
      NAIC - 5       181      0.80       P/RP - 5      --         --
      NAIC - 6        66      0.30       P/RP - 6      --         --

4. Assets held in foreign investments:

                                                                           Percentage
                                                                            of Total
                                                                            Admitted
                                                                    Amount   Assets
                                                                    ------ ----------
a. Total admitted assets held in foreign investments                $4,572   19.40%
b. Foreign currency denominated investments                            733    3.10
c. Insurance liabilities denominated in that same foreign currency      --      --

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                         Percentage
                                                          of Total
                                                          Admitted
                                                  Amount   Assets
                                                  ------ ----------
            a. Countries rated NAIC - 1           $3,966   16.80%
            b. Countries rated NAIC - 2              385    1.60
            c. Countries rated NAIC - 3 or below     221    0.90

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                   Amount   Assets
                                                   ------ ----------
            a. Countries rated NAIC - 1
                   Country 1: United Kingdom       $1,187    5.00%
                   Country 2: Australia               475    2.00
            b. Countries rated NAIC - 2
                   Country 1: Mexico                   66    0.30
                   Country 2: Kazakhstan               50    0.20
            c. Countries rated NAIC - 3 or below
                   Country 1: Brazil                  101    0.40
                   Country 2: Turkey                   33    0.10

7. Aggregate unhedged foreign currency exposure:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
        Aggregate unhedged foreign currency exposure   $733     3.10%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                         Percentage
                                                          of Total
                                                          Admitted
                                                  Amount   Assets
                                                  ------ ----------
            a. Countries rated NAIC - 1            $731     3.10%
            b. Countries rated NAIC - 2              --       --
            c. Countries rated NAIC - 3 or below      2       --

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                   Amount   Assets
                                                   ------ ----------
            a. Countries rated NAIC - 1
                   Country 1: United Kingdom        $440     1.90%
                   Country 2: Ireland                102     0.40
            b. Countries rated NAIC - 2
                   Country 1:                         --       --
                   Country 2:                         --       --
            c. Countries rated NAIC - 3 or below
                   Country 1: Turkey                   2       --
                   Country 2:                         --       --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

10. Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                              NAIC Rating Amount   Assets
                                              ----------- ------ ----------
     a. Myriad Opportunities US Fund Limited  OTHER
                                              INVESTED
                                              ASSETS       $85      0.40%
     b. KPMG LLP                              NAIC 1        75      0.30
     c. Cooperatieve Rabobank U.A.            NAIC 1/2      70      0.30
     d. Shell International Finance B.V.      NAIC 1        61      0.30
     e. Project Chapter                       COMMERCIAL
                                              MORTGAGE
                                              LOAN          57      0.20
     f. Pisces - USL                          COMMERCIAL
                                              MORTGAGE
                                              LOAN          53      0.20
     g. SWAN FUNDING 2 LIMITED                NAIC 1        50      0.20
     h. Anheuser-Busch InBev Worldwide Inc.   NAIC 2        45      0.20
     i. HSBC Holdings PLC                     NAIC 1        45      0.20
     j. Bayer US Finance II LLC               NAIC 2        42      0.20

11. Assets held in Canadian investments and un-hedged Canadian currency are less than 2.5 percent of the Company's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company's total admitted assets.

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                                          Amount   Assets
                                                          ------ ----------
     a. AIGGRE U.S. Real Estate Fund II LP                 $89      0.40%
     b. Myriad Opportunities US Fund Limited                85      0.40
     c. AIG Home Loan 4 LLC                                 63      0.30
     d. AIGGRE U.S. Real Estate Fund I LP                   41      0.20
     e. Darsana Fund LP                                     31      0.10
     f. Marina                                              26      0.10
     g. LUXOR CAPITAL PARTNERS LP                           24      0.10
     h. Insight Venture Partners IX L.P.                    23      0.10
     i. Tiger Global Private Investment Partners VIII LP    23      0.10
     j. Bayshore Shopping Center Investor LLC               23      0.10

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

14. Assets held in nonaffiliated, privately placed equities:

                                                                                                  Percentage
                                                                                                   of Total
                                                                                                   Admitted
                                                                                           Amount   Assets
                                                                                           ------ ----------
Aggregate statement value of investment held in nonaffiliated, privately placed equities:   $141     0.60%
Largest three investments held in nonaffiliated, privately placed equities:
a. Myriad Opportunities US Fund Limited                                                     $ 85     0.40
b. Darsana Fund LP                                                                            31     0.10
c. Marina                                                                                     26     0.10

15. Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16. Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                                                                Percentage
                                                                 of Total
                                                                 Admitted
                                                         Amount   Assets
                                                         ------ ----------
     a. COMMERCIAL MORTGAGE LOAN, Loan No. 8002615, HI    $85      0.40%
     b. COMMERCIAL MORTGAGE LOAN, Loan No. 8002541, IN     64      0.30
     c. COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY     63      0.30
     d. COMMERCIAL MORTGAGE LOAN, Loan No. 8002157, NY     61      0.30
     e. COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR    57      0.20
     f. COMMERCIAL MORTGAGE LOAN, Loan No. 5555063, GBR    54      0.20
     g. COMMERCIAL MORTGAGE LOAN, Loan No. 8002508, CA     52      0.20
     h. COMMERCIAL MORTGAGE LOAN, Loan No. 8002626, NY     49      0.20
     i. COMMERCIAL MORTGAGE LOAN, Loan No. 4010014, CA     46      0.20
     j. COMMERCIAL MORTGAGE LOAN, Loan No. 8002406, KY     43      0.20

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                               Percentage
                                                                of Total
                                                                Admitted
                                                        Amount   Assets
                                                        ------ ----------
       a. Construction loans                             $20      0.10%
       b. Mortgage loans over 90 days past due            --        --
       c. Mortgage loans in the process of foreclosure    --        --
       d. Mortgage loans foreclosed                       --        --
       e. Restructured mortgage loans                     56      0.20

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                        Residential       Commercial       Agricultural
                     ----------------  ----------------  ----------------
                            Percentage        Percentage        Percentage
                             of Total          of Total          of Total
                             Admitted          Admitted          Admitted
      Loan-to-Value  Amount   Assets   Amount   Assets   Amount   Assets
      -------------  ------ ---------- ------ ---------- ------ ----------
      a. above 95%    $ --       --%   $   --      --%    $--       --%
      b. 91% to 95%      2       --        --      --      --       --
      c. 81% to 90%     94     0.40        36    0.20      --       --
      d. 71% to 80%    124     0.50       130    0.50      --       --
      e. below 70%      81     0.30     2,583   10.90      --       --

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than
2.5 percent of the Company's total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company's total admitted assets.

20. The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                                             Unaudited At End of Each Quarter
                                                                                            -----------------------------------
                                                                             At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                                                                          ----------------  ----------- ----------- -----------
                                                                                 Percentage
                                                                                  of Total
                                                                                  Admitted
                                                                          Amount   Assets     Amount      Amount      Amount
                                                                          ------ ---------- ----------- ----------- -----------
a. Securities lending (do not include assets held as collateral for such
   transactions)                                                           $100     0.40%      $256        $157        $ 92
b. Repurchase agreements                                                    115     0.50         92         100         101
c. Reverse repurchase agreements                                             --       --         --          --          --
d. Dollar repurchase agreements                                              --       --         --          --          --
e. Dollar reverse repurchase agreements                                      --       --         --          --          --

21. The Company's potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

                                       Owned            Written
                                 ----------------  ----------------
                                        Percentage        Percentage
                                         of Total          of Total
                                         Admitted          Admitted
                                 Amount   Assets   Amount   Assets
                                 ------ ---------- ------ ----------
           a. Hedging             $--       --%     $--       --%
           b. Income generation    --       --       --       --
           c. Other                --       --       --       --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

                                           Unaudited At End of Each Quarter
                                          -----------------------------------
                           At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                        ----------------  ----------- ----------- -----------
                               Percentage
                                of Total
                                Admitted
                        Amount   Assets     Amount      Amount      Amount
                        ------ ---------- ----------- ----------- -----------
  a. Hedging             $51      0.20%       $46         $44         $47
  b. Income generation    --        --         --          --          --
  c. Replications         --        --         --          --          --
  d. Other                --        --         --          --          --

23. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

                                           Unaudited At End of Each Quarter
                                          -----------------------------------
                           At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                        ----------------  ----------- ----------- -----------
                               Percentage
                                of Total
                                Admitted
                        Amount   Assets     Amount      Amount      Amount
                        ------ ---------- ----------- ----------- -----------
  a. Hedging             $--       --%        $20         $19         $--
  b. Income generation    --       --          --          --          --
  c. Replications         --       --          --          --          --
  d. Other                --       --          --          --          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2018


                                            Gross Investment Holdings Admitted Assets as Reported in the Annual Statement
(in millions)                               ------------------------  --------------------------------------------------
                                                                                 Securities
                                                                                  Lending
                                                                                 Reinvested
                                                                                 Collateral     Total
Investment Categories                       Amount     Percentage     Amount       Amount       Amount     Percentage
---------------------                       ------     ----------     ------     ----------     ------     ----------
Bonds:
   U.S. treasury securities                 $   62         0.3%       $   62        $--         $   62         0.3%
   U.S. government agency
     obligations (excluding
     mortgage- backed securities):
       Issued by U.S. government
         agencies                               --          --            --         --             --          --
       Issued by U.S. government
         sponsored agencies                     10          --            10         --             10          --
   Non-U.S. government (including
     Canada, excluding mortgage-
     backed securities)                        547         2.4           547         --            547         2.4
   Securities issued by states,
     territories and possessions
     and political subdivisions in
     the U.S.:
       States, territories and
         possessions general
         obligations                            86         0.4            86         --             86         0.4
       Political subdivisions of
         states, territories and
         possessions and political
         subdivisions general
         obligations                            41         0.2            41         --             41         0.2
       Revenue and assessment
         obligations                           481         2.1           481         --            481         2.1
       Industrial development and
         similar obligations                    10          --            10         --             10          --
   Mortgage-backed securities
     (includes residential and
     commercial MBS):
       Pass-through securities:
          Issued or guaranteed by
            GNMA                                --          --            --         --             --          --
          Issued or guaranteed by
            FNMA and FHLMC                     464         2.0           464         --            464         2.0
          All other                            645         2.8           645         --            645         2.8
       CMOs and REMICs:
          Issued or guaranteed by
            GNMA, FNMA, FHLMC or VA            831         3.6           831         --            831         3.6
          Issued by non-U.S.
            Government issuers and
            collateralized by
            mortgage-based
            securities issued or
            guaranteed by agencies
            shown in Line 1.521                 --          --            --         --             --          --
          All other                          1,563         6.8         1,563         --          1,563         6.8
   Other debt and other fixed
     income securities (excluding
     short-term):
       Unaffiliated domestic
         securities (includes
         credit tenant loans and
         hybrid securities)                  9,995        43.3         9,995         --          9,995        43.3
       Unaffiliated non-U.S.
         securities (including
         Canada)                             3,779        16.4         3,779         --          3,779        16.4
       Affiliated securities                    --          --            --         --             --          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE (Continued)
DECEMBER 31, 2018


                                         Gross Investment Holdings Admitted Assets as Reported in the Annual Statement
(in millions)                            ------------------------  --------------------------------------------------
                                                                               Securities
                                                                                Lending
                                                                               Reinvested
                                                                               Collateral     Total
Investment Categories                     Amount     Percentage     Amount       Amount       Amount     Percentage
---------------------                     --------   ----------     --------   ----------     --------   ----------
Equity interests:
   Investments in mutual funds           $     --         --%      $     --       $ --       $     --         --%
   Preferred stocks:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             6         --              6         --              6         --
   Publicly traded equity
     securities (excluding
     preferred stocks):
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             9         --              9         --              9         --
   Other equity securities:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             1         --              1         --              1         --
   Other equity interests
     including tangible personal
     property under lease:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                            --         --             --         --             --         --
   Mortgage loans:
       Construction and land
         development                          238        1.0            238         --            238        1.0
       Agricultural                            --         --             --         --             --         --
       Single family residential
         properties                           301        1.3            301         --            301        1.3
       Multifamily residential
         properties                           736        3.2            736         --            736        3.2
       Commercial loans                     1,754        7.6          1,754         --          1,754        7.6
       Mezzanine real estate loans             21        0.1             21         --             21        0.1
   Real estate investments:
       Property occupied by company            --         --             --         --             --         --
       Property held for
         production of income
         (includes $0 million of
         property acquired in
         satisfaction of debt)                 --         --             --         --             --         --
       Property held for sale
         (includes $0 million of
         property acquired in
         satisfaction of debt)                 --         --             --         --             --         --
   Contract loans                             178        0.8            178         --            178        0.8
   Derivatives                                  6         --              6         --              6         --
   Receivables for securities                  13        0.1             13         --             13        0.1
   Securities lending reinvested
     collateral assets                         89        0.4             89        XXX            XXX        XXX
   Cash, cash equivalents and
     short-term investments                   172        0.7            172         89            261        1.1
   Other invested assets                    1,047        4.5          1,047         --          1,047        4.5
                                          --------     -----        --------      ----        --------     -----
   Total invested assets                 $ 23,085      100.0%      $ 23,085       $ 89       $ 23,085      100.0%
                                          ========     =====        ========      ====        ========     =====

                        American Home Assurance Company
                                An AIG Company

                               NAIC Code: 19380

                     Statutory Basis Financial Statements
                       As of December 31, 2018 and 2017
           and for the years ended December 31, 2018, 2017 and 2016

                                 [LOGO OF AIG]

                        American Home Assurance Company

                     Statutory Basis Financial Statements

  As of December 31, 2018 and 2017 and for the years ended December 31, 2018,
                                 2017 and 2016

                               Table of Contents

         Report of Independent Auditors                                                3
         Statements of Admitted Assets                                                 5
         Statements of Liabilities, Capital and Surplus                                6
         Statements of Operations and Changes in Capital and Surplus                   7
         Statements of Cash Flows                                                      8
Note 1   Organization and Summary of Significant Statutory Basis Accounting Policies   9
Note 2   Accounting Adjustments to Statutory Basis Financial Statements               22
Note 3   Investments                                                                  25
Note 4   Fair Value of Financial Instruments                                          29
Note 5   Reserves for Losses and Loss Adjustment Expenses                             31
Note 6   Related Party Transactions                                                   36
Note 7   Reinsurance                                                                  40
Note 8   Income Taxes                                                                 43
Note 9   Capital and Surplus and Dividend Restrictions                                52
Note 10  Contingencies                                                                52
Note 11  Other Significant Matters                                                    55
Note 12  Subsequent Events                                                            57

[LOGO OF PWC]

                        Report of Independent Auditors

To the Board of Directors of American Home Assurance Company:

We have audited the accompanying statutory financial statements of American Home Assurance Company (the "Company"), which comprise the statutory statements of admitted assets and liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1B to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Notes 1B and 1D and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

-------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

[LOGO OF PWC]

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 1B.

Emphasis of Matter

As discussed in Notes 1, 5, 6 and 7 to the financial statements, the Company has entered into significant transactions with certain affiliated entities. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

New York, NY
April 22, 2019

-------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                         Statements of Admitted Assets

                                                                                     December 31, December 31,
                                                                                         2018         2017
                                                                                     ------------ ------------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2018 - $14,935; 2017 - $15,831)     $14,534      $15,153
   Common stocks, at carrying value (cost: 2018 - $321; 2017 - $584)                       356          576
   Preferred stocks, at carrying value (cost: 2018 - $49; 2017 - $49)                       49           49
   Other invested assets (cost: 2018 - $2,982 ; 2017 - $3,504)                           3,003        3,901
   Mortgage loans                                                                        2,679        2,067
   Derivative instruments                                                                    5           --
   Short-term investments, at amortized cost (approximates fair value)                      46           --
   Cash and cash equivalents                                                               230          238
   Receivable for securities sold                                                          104           82
                                                                                       -------      -------
       Total cash and invested assets                                                  $21,006      $22,066
                                                                                       -------      -------
Investment income due and accrued                                                      $   166      $   169
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                        941          940
   Premiums and installments booked but deferred and not yet due                           241          367
   Accrued retrospective premiums                                                          511          567
High deductible policy receivables                                                          63           43
Reinsurance recoverable on paid losses                                                     365          325
Funds held by or deposited with reinsurers                                                 212          217
Net deferred tax assets                                                                    772          814
Receivables from parent, subsidiaries and affiliates                                       284            5
Other assets                                                                               159          197
Allowance for uncollectible accounts                                                       (53)         (72)
                                                                                       -------      -------
       Total admitted assets                                                           $24,667      $25,638
                                                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
5   STATEMENTS OF ADMITTED ASSETS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions, Except Share Information)
--------------------------------------------------------------------------------


                Statements of Liabilities, Capital and Surplus

                                                     December 31, December 31,
                                                         2018         2017
                                                     ------------ ------------
  Liabilities
  Reserves for losses and loss adjustment expenses     $10,935      $12,115
  Unearned premium reserves                              3,234        3,301
  Commissions, premium taxes, and other expenses
    payable                                                140          140
  Reinsurance payable on paid loss and loss
    adjustment expenses                                    249          244
  Current federal taxes payable to parent                    9           12
  Funds held by company under reinsurance treaties       2,288        1,695
  Provision for reinsurance                                 30           20
  Ceded reinsurance premiums payable, net of ceding
    commissions                                            337          324
  Collateral deposit liability                             369          393
  Payable for securities purchased                         112           38
  Payable to parent, subsidiaries and affiliates           565          674
  Other liabilities                                        476          444
                                                       -------      -------
     Total liabilities                                 $18,744      $19,400
                                                       -------      -------
  Capital and Surplus
  Common capital stock, $17 par value, 1,758,158
    shares authorized, 1,695,054 shares issued and
    outstanding                                        $    29      $    29
  Capital in excess of par value                         6,989        6,839
  Unassigned surplus                                    (2,021)      (1,324)
  Special surplus funds from reinsurance                   926          694
                                                       -------      -------
     Total capital and surplus                         $ 5,923      $ 6,238
                                                       -------      -------
     Total liabilities, capital and surplus            $24,667      $25,638
                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
6 STATEMENTS OF LIABILITIES, CAPITAL and SURPLUS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


          Statements of Operations and Changes in Capital and Surplus

                                                       For the Years Ended December 31,
                                                       -------------------------------
                                                         2018       2017       2016
                                                       --------   --------   --------
Statements of Operations
Underwriting income:
Premiums earned                                        $  5,009   $  5,170   $  6,052
                                                       --------   --------   --------
Underwriting deductions:
   Losses incurred                                        3,945      4,400      5,212
   Loss adjustment expenses                                 315        577        267
   Other underwriting expenses                            1,858      1,624      1,875
                                                       --------   --------   --------
Total underwriting deductions                             6,118      6,601      7,354
                                                       --------   --------   --------
Net underwriting loss                                    (1,109)    (1,431)    (1,302)
                                                       --------   --------   --------
Investment gain:
   Net investment income earned                           1,027      1,058      1,187
   Net realized capital losses (net of capital
     gains tax expense: 2018 - $69; 2017 - $82;
     2016 - $61)                                           (111)      (110)      (106)
                                                       --------   --------   --------
Net investment gain                                         916        948      1,081
                                                       --------   --------   --------
Net loss from agents' or premium balances
  charged-off                                                (3)       (19)       (36)
Other (expense) income                                     (136)        39        (20)
                                                       --------   --------   --------
Net loss after capital gains taxes and before
  federal income taxes                                     (332)      (463)      (277)
Federal and foreign income tax benefit                      (54)       (69)       (34)
                                                       --------   --------   --------
Net loss                                               $   (278)  $   (394)  $   (243)
                                                       ========   ========   ========
Change in Capital and Surplus
Capital and surplus, as of December 31, previous
  year                                                 $  6,238   $  6,448   $  6,641
   Adjustment to beginning surplus (Note 2)                  71         38         66
                                                       --------   --------   --------
Capital and surplus, as of January 1,                     6,309      6,486      6,707
   Other changes in capital and surplus:
       Net loss                                            (278)      (394)      (243)
       Change in net unrealized capital gain
         (loss) (net of capital gain (loss) tax
         expense (benefit): 2018 - ($50) $; 2017
         - $2; 2016 - ($16)                                (137)       204        (48)
       Change in net deferred income tax                     31       (394)       118
       Change in nonadmitted assets                         (91)       410       (157)
       Change in provision for reinsurance                  (10)        17         (3)
       Capital contribution                                 150         --        700
       Dividends to stockholder                              --         --       (600)
       Foreign exchange translation                         (20)       (54)        22
       Change in statutory contingency reserve              (31)       (39)       (44)
       Other surplus adjustments                             --          2         (4)
                                                       --------   --------   --------
   Total changes in capital and surplus                    (386)      (248)      (259)
                                                       --------   --------   --------
Capital and Surplus, as of December 31,                $  5,923   $  6,238   $  6,448
                                                       ========   ========   ========

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
7 STATEMENTS OF OPERATIONS and CHANGES IN CAPITAL AND SURPLUS - for the years ending December 31, 2018, 2017 and 2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                           Statements of Cash Flows

                                                   For the Years Ended December 31,
                                                   -------------------------------
                                                     2018       2017       2016
                                                   --------   --------   --------
Cash from Operations:
   Premiums collected, net of reinsurance          $  5,292   $  5,395   $  6,477
   Net investment income                                839        920        974
   Miscellaneous income (expense)                         4        (17)        17
                                                   --------   --------   --------
   Sub-total                                          6,135      6,298      7,468
                                                   --------   --------   --------
   Benefit and loss related payments                  4,832      7,209      2,750
   Commission and other expense paid                  2,599      3,407      2,236
   Federal and foreign income taxes recovered            (1)       (98)         9
                                                   --------   --------   --------
   Net cash (used in) provided from operations       (1,295)    (4,220)     2,473
                                                   --------   --------   --------
Cash from Investments:
Proceeds from investments sold, matured, or repaid
   Bonds                                              3,990      7,709      5,646
   Stocks                                               339        324         35
   Mortgage loans                                       111        615        118
   Other investments                                  1,790      1,591      1,026
                                                   --------   --------   --------
   Total proceeds from investments sold, matured,
     or repaid                                        6,230     10,239      6,825
                                                   --------   --------   --------
Cost of investments acquired
   Bonds                                              3,766      4,278      7,584
   Stocks                                                56        454         59
   Mortgage loans                                       748        763        871
   Other investments                                    870        853      1,035
                                                   --------   --------   --------
   Total cost of investments acquired                 5,440      6,348      9,549
                                                   --------   --------   --------
   Net cash provided from investing activities          790      3,891     (2,724)
                                                   --------   --------   --------
Cash from Financing and Miscellaneous Sources:
   Borrowed funds repaid                                (65)      (180)       216
   Intercompany receipts                                599        577        (61)
   Net deposit activity on deposit-type contracts
     and other insurance                                (27)       (13)       (24)
   Collateral deposit liability (payments)
     receipts                                           (24)         8         50
   Other receipts                                        60         30         84
                                                   --------   --------   --------
   Net cash provided from financing and
     miscellaneous activities                           543        422        265
                                                   --------   --------   --------
Net change in cash, cash equivalents, and
  short-term investments                                 38         93         14
Cash, cash equivalents, and short-term investments
                                                   --------   --------   --------
   Beginning of year                                    238        145        131
                                                   --------   --------   --------
   End of year                                     $    276   $    238   $    145
                                                   ========   ========   ========

   Refer to Note 11D for description of non-cash items.

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
8   STATEMENT OF CASH FLOW - for the years ended December 31, 2018, 2017 and
    2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


1. Organization and Summary of Significant Statutory Basis Accounting Policies
--------------------------------------------------------------------------------

A. Basis of Organization and Presentation
--------------------------------------------------------------------------------

Organization
--------------------------------------------------------------------------------
American Home Assurance Company ("the Company" or "American Home") is a direct wholly-owned subsidiary of AIG Property Casualty U.S., Inc. ("AIG PC US"), a Delaware corporation, which is in turn owned by AIG Property Casualty Inc.
("AIG PC"), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the "Ultimate Parent" or "AIG"). AIG conducts its property and casualty operations through multiple line companies writing substantially all commercial (casualty, property, specialty and financial liability) and consumer (accident & health and personal lines) insurance both domestically and abroad.

The Company is party to an inter-company pooling agreement (the "Combined Pooling Agreement"), among the twelve companies listed below, collectively named the Combined Pool. Effective January 1, 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies.

The member companies of the Combined Pool, their National Association of Insurance Commissioners ("NAIC") company codes, inter-company pooling participation percentages under the Combined Pooling Agreement and states of domicile are as follows:

                                                               Pool
                                                    NAIC   Participation   State of
Company                                            Company  Percentage     Domicile
-------                                            ------- ------------- ------------
National Union Fire Insurance Company of
  Pittsburgh, Pa. (National Union)*                 19445       35%      Pennsylvania
American Home Assurance Company (American Home)     19380       35%          New York
Lexington Insurance Company (Lexington)             19437       30%          Delaware
AIG Property Casualty Company (APCC)                19402        0%      Pennsylvania
Commerce and Industry Insurance Company (C&I)       19410        0%          New York
The Insurance Company of the State of
  Pennsylvania (ISOP)                               19429        0%          Illinois
New Hampshire Insurance Company (New Hampshire)     23841        0%          Illinois
AIG Specialty Insurance Company (Specialty)         26883        0%          Illinois
AIG Assurance Company (Assurance)                   40258        0%          Illinois
Granite State Insurance Company (Granite)           23809        0%          Illinois
Illinois National Insurance Co. (Illinois
  National)                                         23817        0%          Illinois
AIU Insurance Company (AIU)                         19399        0%          New York

* Lead Company of the Combined Pool

Refer to Note 6 for additional information on the Combined Pool and the effects of the changes in the intercompany pooling arrangements (the "2017 Pooling Restructure Transaction").

The Company accepts commercial business primarily through a network of independent retail and wholesale brokers and through an independent agency networks. In addition, the Company accepts consumer business primarily through agents and brokers, as well as through direct marketing and partner organizations. There were no Managing Agents or Third Party Administrators who placed direct written premium with the Company in an amount exceeding more than
5.0 percent of surplus of the Company for the years ending December 31, 2018, 2017, and 2016.

The Company is diversified in terms of classes of its business, distribution network and geographic locations. The Company has direct written premium concentrations of 5.0 percent or more in the following locations:

-------------------------------------------------------------------------------
9 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


State / Location                                                  2018 2017 2016
----------------                                                  ---- ---- ----
California                                                        $103 $124 $70
Florida                                                             68   86  78
United Arab Emirates                                                66   71  88
New York                                                            36   65  97
Texas                                                               26   48  48

Basis of Presentation
--------------------------------------------------------------------------------
The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY SAP"). Certain balances relating to prior periods have been reclassified to conform to the current year's presentation.

Additionally, the financial statements include the Company's U.S. operations, its Dubai, Caribbean, Jamaica and Argentina branch operations and its participation in the American International Overseas Association (the "Association").

The Company's financial information as of and for the years ended December 31, 2018, 2017 and 2016 have been presented in accordance with the terms of the Combined Pooling Agreement. Refer to Note 6 for additional information regarding the changes in the pooling percentages.

B. Permitted and Prescribed Practices
--------------------------------------------------------------------------------
NY SAP recognizes only statutory accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY DFS") for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Code. The NAIC Statutory Accounting Principles included within the Accounting Practices and Procedures Manual ("NAIC SAP") have been adopted as a component of prescribed practices by the NY DFS. The
Superintendent of the NY DFS (the "Superintendent") has the right to permit other specific practices that differ from prescribed practices.

NY SAP has prescribed the practice of discounting workers' compensation known case loss reserves on a non-tabular basis. This practice is not prescribed under NAIC SAP.

For the affiliated loss portfolio transfer ("LPT") agreement entered into during 2018, the Company received permitted practices to present the consideration paid in relation to statutory reserves ceded to Fortitude Reinsurance Company Limited ("Fortitude Re") and Eaglestone Reinsurance Company ("Eaglestone") within paid losses rather than as premium written and earned. The classification change has no effect on net income or surplus. Refer to Note 5 for further details.

In 2016, the Company applied a permitted practice to present the consideration received in relation to loss reserves transferred other than via commutation as part of the updated and amended Combined Pooling Agreement transaction within paid losses rather than as premiums written and earned. The classification change had no effect on net income or surplus.

Insurance Department of the Commonwealth of Pennsylvania ("PA SAP") has prescribed the availability of certain offsets in the calculation of the Provision for reinsurance, which offsets are not prescribed under NAIC SAP. The Company has received approval to reflect the transfer of collection risk on certain of the Company's asbestos related reinsurance recoverable balances, to an authorized third party reinsurer, as another form of collateral acceptable to the Commissioner with respect to the reinsurance recoverable balance from the original reinsurers.

In 2016, the Company applied a permitted practice to recognize the effects of a retroactive aggregate excess of loss reinsurance agreement (the "ADC" or "Adverse Development Cover") entered into in January 2017 with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway, Inc. In addition, the Company applied a permitted practice to record the impact of the ADC as prospective reinsurance. The permitted practice also allowed the Company to reflect the consideration as paid losses rather than a reduction in premiums earned. The surplus gain associated with the ADC has been reported in a segregated surplus account and does not form part of the Company's Unassigned surplus, subject to the applicable dividend restrictions; such amounts must be restricted in surplus until such time as payments received by NICO exceed premiums paid for the retrocession.

The use of the aforementioned permitted and prescribed practices has not affected the Company's ability to comply with the NY DFS's risk based capital ("RBC") and surplus requirements for the 2018, 2017 or 2016 reporting periods.

-------------------------------------------------------------------------------
10 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

A reconciliation of the net income (loss) and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

                                                             SSAP # FS Ref  2018    2017    2016
                                                             ------ ------ ------  ------  ------
Net loss, NY SAP                                                           $ (278) $ (394) $ (243)
State prescribed or permitted practices - addition (charge):
   Change in non-tabular discounting                           65     (a)      13      73     147
   Adverse Development Cover                                  62R     (a)      --      --    (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Net loss, NAIC SAP                                                         $ (265) $ (321) $ (610)
                                                              ---     --   ------  ------  ------
Statutory surplus, NY SAP                                                  $5,923  $6,238  $6,448
State prescribed or permitted practices - addition (charge):
   Non-tabular discounting                                     65     (a)     (73)    (86)   (159)
   Credits for collection risk on certain asbestos
     reinsurance recoveries                                   62R     (c)     (61)    (43)    (58)
   Adverse Development Cover                                  62R     (d)    (920)   (689)   (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Statutory surplus, NAIC SAP                                                $4,869  $5,420  $5,717
                                                              ===     ==   ======  ======  ======

(a)Impacts Reserves for losses and loss adjustment expenses within the Statements of Liabilities, Capital and Surplus and Losses incurred within the Statements of Operations and Changes in Capital and Surplus.
(b)Impacts Losses incurred and Premiums earned within the Statements of Operations and Changes in Capital and Surplus.
(c)Impacts Provision for reinsurance within the Statements of Liabilities, Capital and Surplus and the change in Provision for reinsurance within the Statements of Operations and Changes in Capital and Surplus.
(d)Impacts Special surplus funds from reinsurance within the Statements of Liabilities, Capital and Surplus. Although the application of prospective reinsurance treatment to the ADC results in no overall change to surplus, the permitted practice applied results in any gain being restricted and reported in segregated surplus and does not form part of the Company's Unassigned surplus.

C. Use of Estimates in the Preparation of the Financial Statements
--------------------------------------------------------------------------------
The preparation of statutory financial statements in accordance with NY SAP requires the application of accounting policies that often involve a significant degree of judgment. The Company's accounting policies that are most dependent on the application of estimates and assumptions are considered critical accounting estimates and are related to the determination of:

    . Reserves for losses and loss adjustment expenses ("LAE") including estimates and recoverability of the related reinsurance assets;

    .  Legal contingencies;

    .  Other than temporary impairment ("OTTI") losses on investments;

    . Fair value of certain financial assets, impacting those investments measured at fair value in the Statements of Admitted Assets and Liabilities, Capital and Surplus, as well as unrealized gains (losses) included in Capital and Surplus; and

    . Income tax assets and liabilities, including the recoverability and admissibility of net deferred tax assets and the predictability of future tax operating profitability of the character necessary to realize the net deferred tax asset.

These accounting estimates require the use of assumptions, including some that are highly uncertain at the time of estimation. It is reasonably possible that actual experience may materially differ from the assumptions used and therefore the Company's statutory financial condition, results of operations and cash flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed the accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The
Company does not believe such revisions would have a material impact on surplus.

-------------------------------------------------------------------------------
11 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Accounting Policy Differences
--------------------------------------------------------------------------------
NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("US GAAP"). NAIC SAP varies from US GAAP in certain significant respects, including:

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  -----------------------------------
Policy Acquisition Costs            Costs are immediately expensed and  Costs directly related to the
Principally brokerage commissions   are included in Other Underwriting  successful acquisition of new or
and premium taxes arising from the  Expenses, except for reinsurance    renewal insurance contracts are
issuance of insurance contracts.    ceding commissions received in      deferred and amortized over the
                                    excess of the cost to acquire       term of the related insurance
                                    business which are recognized as a  coverage.
                                    deferred liability and amortized
                                    over the period of the reinsurance
                                    agreement.

Unearned Premiums, Unpaid Losses    Presented net of reinsurance        Presented gross of reinsurance
and Loss Expense Liabilities        recoverable.                        with corresponding reinsurance
                                                                        recoverable assets for ceded
                                                                        unearned premiums and reinsurance
                                                                        recoverable on unpaid losses,
                                                                        respectively.

Retroactive reinsurance contracts   Gains and losses are recognized in  Gains are deferred and amortized
                                    earnings immediately and surplus    over the settlement period of the
                                    is segregated to the extent pretax  ceded claim recoveries. Losses are
                                    gains are recognized. Certain       immediately recognized in the
                                    retroactive affiliate or related    Statements of Operations.
                                    party reinsurance contracts are
                                    accounted for as prospective
                                    reinsurance if there is no gain in
                                    surplus as a result of the
                                    transaction.

Investments in Bonds held as:       Investment grade securities (rated  All available for sale investments
1) available for sale               by NAIC as class 1 or 2) are        are carried at fair value with
2) fair value option                carried at amortized cost. Non-     changes in fair value, net of
                                    investment grade securities (NAIC   applicable taxes, reported in
                                    rated 3 to 6) are carried at the    accumulated other comprehensive
                                    lower of amortized cost and fair    income within shareholder's equity.
                                    value.
                                                                        Fair value option investments are
                                                                        carried at fair value with changes
                                                                        in fair value, net of applicable
                                                                        projected income taxes, reported
                                                                        in net investment income.

Investments in Equity Securities    Carried at fair value with          All equity securities that do not
                                    unrealized gains and losses         follow the equity method of
                                    reported, net of applicable taxes,  accounting, are measured at fair
                                    in the Statements of Changes in     value with changes in fair value
                                    Capital and Surplus.                recognized in earnings.

Investments in Limited              Carried at the underlying US GAAP   If aggregate interests allow the
Partnerships, Hedge Funds and       equity with results from the        holding entity to exercise more
Private Equity Interests            investment's operations recorded,   than minor influence (typically
                                    net of applicable taxes, as         more than 3%), the investment is
                                    unrealized gains (losses) directly  carried at Net Asset Value ("NAV")
                                    in the Statements of Changes in     with changes in value recorded to
                                    Capital and Surplus.                net investment income.

                                                                        Where the aggregate interests
                                                                        allow the entity to exercise only
                                                                        minor influence (typically less
                                                                        than 3%), the investment is
                                                                        recorded at NAV with changes in
                                                                        value recorded, net of tax, as a
                                                                        component of accumulated other
                                                                        comprehensive income in
                                                                        shareholder's equity.

-------------------------------------------------------------------------------
12 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  ----------------------------------
Investments in Subsidiary,          Subsidiaries are not consolidated.  Consolidation is required when
Controlled and Affiliated Entities                                      there is a determination that the
(SCAs)                                                                  affiliated entity is a variable
                                                                        interest entity ("VIE") and the
                                                                        entity has a variable interest and
                                                                        the power to direct the activities
                                                                        of the VIE. The VIE assessment
                                                                        would consider various factors
                                                                        including limited partnership (LP)
                                    The equity investment in SCAs are   status and inherent rights of
                                    accounted for under the equity      equity investors.
                                    method and recorded as Common
                                    stock investments. Dividends are    Investments in SCAs that are
                                    recorded within Net Investment      voting interest entities (VOE)
                                    Income.                             with majority voting rights are
                                                                        generally consolidated.

                                                                        Investments in SCAs where the
                                                                        holding entity exercises
                                                                        significant influence (generally
                                                                        ownership of>3% voting interests
                                                                        for LPs and similar entities and
                                                                        between 20 percent and 50 percent
                                                                        for other entities) are recorded
                                                                        at equity value. The change in
                                                                        equity is included within
                                                                        operating income.

Statement of Cash Flows             Statutory Statements of Cash Flows  The Statements of Cash Flows can
                                    must be presented using the direct  be presented using the direct or
                                    method. Changes in cash, cash       indirect methods, however are
                                    equivalents, and short-term         typically presented using the
                                    investments and certain sources of  indirect method. Presentation is cash are excluded from operational  limited to changes in cash and
                                    cash flows. Non-cash items are      cash equivalents (short-term
                                    required to be excluded in the      investments are excluded). All
                                    Statements of Cash Flows and        non-cash items are excluded from
                                    should be disclosed accordingly.    the presentation of cash flows.

Deferred Federal Income Taxes       Deferred income taxes are           The provision for deferred income
                                    established for the temporary       taxes is recorded as a component
                                    differences between tax and book    of income tax expense, as a
                                    assets and liabilities, subject to  component of the Statements of
                                    limitations on admissibility of     Operations, except for changes
                                    tax assets.                         associated with items that are
                                                                        included within other
                                    Changes in deferred income taxes    comprehensive income where such
                                    are recorded within capital and     items are recorded net of
                                    surplus and have no impact on the   applicable income taxes.
                                    Statements of Operations.

Statutory Adjustments               Certain asset balances designated   All assets and liabilities are
(applied to certain assets          as nonadmitted, such as intangible  included in the financial
including goodwill, furniture and   assets and certain investments in   statements. Provisions for
equipment, deferred taxes in        affiliated entities are excluded    uncollectible receivables are
excess of limitations, prepaid      from the Statements of Admitted     established as valuation
expenses, overdue receivable        Assets and are reflected as         allowances and are recognized as
balances and unsecured reinsurance  deductions from capital and         expense within the Statements of
amounts)                            surplus.                            Operations.

                                    A Provision for reinsurance is
                                    established for unsecured
                                    reinsurance amounts recoverable
                                    from unauthorized and certain
                                    authorized reinsurers with a
                                    corresponding reduction to
                                    Unassigned surplus.

The effects on the financial statements of the variances between NAIC SAP and US GAAP, although not reasonably determinable, are presumed to be material.

-------------------------------------------------------------------------------
13 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Significant Statutory Accounting Policies
--------------------------------------------------------------------------------

Premiums
--------------------------------------------------------------------------------
Premiums for insurance and reinsurance contracts are recorded as gross premiums written as of the effective date of the policy. Premiums are earned primarily on a pro-rata basis over the term of the related insurance coverage. Premiums collected prior to the effective date of the policy are recorded as advance premiums, reported as a liability and not considered income until due. Extended reporting endorsements are reflected as premiums written and are earned on a pro-rata basis over the stated term of the endorsement unless the term of the endorsement is indefinite in which case premiums are fully earned at inception of the endorsement along with the recognition of associated loss and LAE.

Unearned premium reserves are established on an individual policy basis, reflecting the terms and conditions of the coverage being provided. Unearned premium reserves represent the portion of premiums written relating to the unexpired terms of coverage as of the date of the financial statements. For policies with coverage periods equal to or greater than thirteen months and generally not subject to cancellation or modification by the Company, premiums are earned using a prescribed percentage of completion method. Additional unearned premium reserves for policies exceeding thirteen months are established as greater of three prescribed tests.

Reinsurance premiums are typically earned over the same period as the underlying policies, or risks, covered by the contracts. As a result, the earnings pattern of a reinsurance contract generally written for a 12-month term may extend up to 24 months, reflecting the inception dates of the underlying attaching policies throughout the 12-month period of the reinsurance contract. Reinsurance premiums ceded are recognized as a reduction in revenues over the period reinsurance coverage is provided.

Insurance premiums billed and outstanding for 90 days or more are nonadmitted and charged against Unassigned surplus.

Premiums for retrospectively rated contracts are initially recorded based on the expected loss experience and are earned on a pro-rata basis over the term of the related insurance coverage. Additional or returned premium is recorded if the estimated loss experience differs from the initial estimate and is immediately recognized in earned premium. The Company records accrued retrospectively rated premiums as written premiums. Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date.

Gross written premiums net of ceded written premiums ("Net written premiums") that were subject to retrospective rating features as of December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31,                                         2018  2017  2016
------------------------                                         ----  ----  ----
Net written premiums subject to retrospectively rated contracts  $ 93  $105  $ 72
Percentage of total net written premiums                          1.9%  2.1%  1.1%

As of December 31, 2018 and 2017, the admitted portion of accrued premiums related to the Company's retrospectively rated contracts were $511 and $567, respectively, which will be billed in future periods based primarily on the payment of the underlying expected losses and LAE. Unsecured amounts associated with these accrued retrospective premiums were $60 and $58 as of December 31, 2018 and 2017, respectively. Ten percent of the amount of accrued retrospective premiums receivable not offset by retrospective return premiums or other liabilities to the same party, other than loss and LAE reserves, or collateral (collectively referred to as the unsecured amount) have been nonadmitted in the amount of $10 and $13 as of December 31, 2018 and 2017, respectively.

High Deductible
--------------------------------------------------------------------------------
The Company establishes loss reserves for high deductible policies net of the insured's contractual deductible (such deductibles are referred to as "reserve credits"). The Company establishes a nonadmitted asset for ten percent of paid losses recoverable in excess of collateral held on an individual insured basis, or for one hundred percent of paid losses recoverable where no collateral is held and amounts are outstanding for more than ninety days. Additionally, the Company establishes an allowance for doubtful accounts for such paid losses recoverable in excess of collateral and after nonadmitted assets. Similarly, the Company does not recognize reserve credit offsets to its estimate of loss reserves where such credits are deemed uncollectible, as the Company ultimately bears credit risk on the underlying policies' insurance obligations.

-------------------------------------------------------------------------------
14 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The following table shows the counterparty exposure on unpaid claims and billed recoverable on paid claims for high deductibles by line of business as of December 31, 2018 and 2017:

                                          Reserve Credits on Recoverable on Paid
December 31, 2018     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      390          $      390          $      10      $      400
General Liabilities              464                 464                  9             473
Workers Compensation           3,419               3,419                 51           3,470
                          ----------          ----------          ---------      ----------
Total                     $    4,273          $    4,273          $      70      $    4,343
                          ----------          ----------          ---------      ----------

As of December 31, 2018, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $206 and $3,068, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2018 were $1,069, or 25% of the total high deductible. Additionally, as of December 31, 2018, the Company had recoverables on paid claims greater than 90 days overdue of $72, of which $7 have been nonadmitted.

                                          Reserve Credits on Recoverable on Paid
December 31, 2017     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      394          $      394          $       8      $      402
General Liabilities              445                 445                  6             451
Workers Compensation           3,550               3,550                 39           3,589
                          ----------          ----------          ---------      ----------
Total                     $    4,389          $    4,389          $      53      $    4,442
                          ----------          ----------          ---------      ----------

As of December 31, 2017, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $230 and $3,142, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2017 were $1,202, or 27% of the total high deductible. Additionally, as of December 31, 2017, the Company had recoverables on paid claims greater than 90 days overdue of $51, of which $9 have been nonadmitted.

The following table shows the deductible amounts for the highest ten unsecured high deductible policies as of December 31, 2018 and 2017:

Counterparty*                                 Unsecured High Deductible Amounts
-------------                                 ---------------------------------
December 31,                                        2018             2017
------------                                  ---------------- ----------------
Counterparty 1                                $            129 $            188
Counterparty 2                                             103              107
Counterparty 3                                              75               90
Counterparty 4                                              55               64
Counterparty 5                                              54               50
Counterparty 6                                              54               49
Counterparty 7                                              48               47
Counterparty 8                                              48               39
Counterparty 9                                              21               26
Counterparty 10                                             20               20

* Actual counterparty is not named and may vary year over year. Additionally, a group of entities under common control is regarded as a single counterparty.

Deposit Accounting
--------------------------------------------------------------------------------
Direct insurance transactions where management determines there is insufficient insurance risk transfer are recorded as deposits unless the policy was issued
(i) in respect of the insured's requirement for evidence of coverage pursuant to applicable statutes (insurance statutes or otherwise), contractual terms or normal business practices, (ii) in respect of an excess insurer's requirement for an underlying primary insurance policy in lieu of self-insurance, or
(iii) in compliance with filed forms, rates and/or rating plans.

-------------------------------------------------------------------------------
15 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Assumed and ceded reinsurance contracts which do not transfer a sufficient amount of insurance risk are recorded as deposits with the net consideration paid or received recognized as a deposit asset or liability, respectively. Deposit assets are admitted if (i) the assuming company is licensed, accredited or qualified by the PA DOI, or (ii) the collateral (i.e., funds withheld, letters of credit or trusts) provided by the reinsurer meets all the requirements of the NY SAP, as applicable. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and expected future payments with a corresponding credit or charge to Other income (expense) in the Statements of Operations.

Deposit assets are recorded to Other assets within the Statements of Admitted Assets, refer to Note 11A. Deposit liabilities are recorded to Other liabilities within the Statements of Liabilities, Capital and Surplus, refer to
Note 11B.

Premium Deficiency
--------------------------------------------------------------------------------
The Company periodically reviews its expected ultimate losses with respect to its unearned premium reserves. A premium deficiency loss and related liability is established if the unearned premium reserves and related future investment income are collectively not sufficient to cover the expected ultimate loss projection. For purposes of premium deficiency tests, contracts are grouped in a manner consistent with how policies are marketed, serviced, and measured for the profitability of such contracts. As of December 31, 2018 and 2017, the Company did not incur any premium deficiency losses.

Retroactive Reinsurance
--------------------------------------------------------------------------------
Transactions involving the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer are recorded as retroactive reinsurance and reported separately from Reserves for losses and loss adjustment expenses in the Statements of Liabilities, Capital and Surplus. Initial pre-tax gains or losses are recorded in Retroactive reinsurance gain within the Statements of Operations and Changes in Capital and Surplus with surplus gains recorded as Special surplus funds from reinsurance which is a component of Capital and Surplus that is restricted from dividend payment. Amounts recorded in Special surplus funds from reinsurance are considered to be earned surplus (i.e., transferred to Unassigned surplus) only when, and to the extent that, cash recoveries from the assuming entity exceed the consideration paid by the ceding entity. Special surplus funds from retroactive reinsurance are maintained separately for each respective retroactive reinsurance agreement; Special surplus funds from retroactive reinsurance account write-in entry on the balance sheet is adjusted, upward or downward, to reflect any subsequent increase or reduction in reserves ceded.
The reduction in the special surplus funds is limited to the lesser of amounts recovered by the Company in excess of consideration paid or the surplus gain in relation to such agreement.

To the extent that the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer is between affiliated entities and neither entity records a gain or loss in surplus, the transaction qualifies as an exception in the NAIC SAP accounting guidance and is accounted for as prospective reinsurance.

Insurance Related Acquisition Costs
--------------------------------------------------------------------------------
Commissions, premium taxes, and certain underwriting costs are expensed as incurred and are included in Other underwriting expenses. The Company records an unearned ceding commission accrual equal to the excess of the ceding commissions received from reinsurers compared to the anticipated acquisition cost of the business ceded. This amount is amortized as an increase to income over the effective period of the reinsurance agreement in proportion to the amount of insurance coverage provided.

Provisions for Allowances and Unauthorized or Overdue Reinsurance
--------------------------------------------------------------------------------
The recoverability of certain assets, including insurance receivables with counterparties, is reviewed periodically by management. A minimum reserve, as required under the NAIC Annual Statement Instructions for Property and Casualty Companies for Schedule F-Provision for Overdue Reinsurance for uncollectible reinsurance is recorded with an additional reserve required if an entity's experience indicates that a higher amount should be provided. The minimum reserve is recorded as a liability and the change between years is recorded as a gain or loss directly to Unassigned fund (surplus) in the Statement of Liabilities, Capital and Surplus. Any reserve over the minimum amount is recorded on the statement of operations by reversing the accounts previously utilized to establish the reinsurance recoverable. Various factors are taken into consideration when assessing the recoverability of these asset balances including: the age of the related amounts due and the nature of the unpaid balance; disputed balances, historical recovery rates and any significant decline in the credit standing of the counterparty. PA SAP is applied in the determination of the Company's Provision for reinsurance.

-------------------------------------------------------------------------------
16 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
Reserves for case incurred but not reported ("IBNR") and LAE losses are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated based on available information, and any resulting adjustments are recorded in the current period. Accordingly, newly established reserves for losses and LAE, or subsequent changes, are charged to income as incurred. In the event of loss recoveries through reinsurance agreements, loss and LAE reserves are reported net of reinsurance amounts recoverable for unpaid losses and LAE. Losses and LAE ceded through reinsurance are netted against losses and LAE incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsurance policy based upon the terms of the underlying contract. See Note 5 for further discussion of policies and methodologies for estimating the liabilities and losses.

Workers' compensation reserves are discounted in accordance with NY DFS statutes; see Note 5 for further details.

Salvage and subrogation recoverables are estimated using past experience adjusted for current trends, and any other factors that would modify past experience. Estimated salvage and subrogation recoveries (net of associated expenses) are deducted from the liability for unpaid claims or losses.

Structured Settlements
--------------------------------------------------------------------------------
In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity by the Company, generally from life insurers, to fund future claim obligations. In the event the life insurers providing the annuity do not meet their obligations, the Company would, in certain cases, become liable for the payments of benefits. As of December 31, 2018 there were no incurred losses, there has been no default by any of the participating life insurers and the Company has not reduced its loss reserves for any annuities purchased where it is both the owner and the payee. Management believes that based on the financial strength of the life insurers involved (mostly affiliates) the likelihood of the Company becoming liable, or incurring an incremental loss, is remote.

The estimated loss reserves eliminated by such structured settlement annuities and the unrecorded loss contingencies as of December 31, 2018 and 2017 were $1,328 and $1,321, respectively.

As of December 31, 2018, the Company had annuities with aggregate statement values in excess of one percent of its policyholders' surplus with life insurer affiliates as follows:

                                                                              Licensed in
Life Insurance Company                                      State of Domicile  New York   Statement Value
----------------------                                      ----------------- ----------- ---------------
American General Life Insurance Company of Texas                 Texas            No           $166
American General Life Insurance Company of Delaware             Delaware          No            270
The United State Life Insurance Company in the City of New        New
  York                                                            York            Yes           837

Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three 'levels' based upon the observability of inputs available in the marketplace as discussed below:

    . Level 1: Fair value measurements that are based upon quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The quoted price for such instruments is not subject to adjustment.

-------------------------------------------------------------------------------
17 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value (See Note 4 for the balance and activity of financial instruments). The valuation methods and assumptions used in estimating the fair values of financial instruments are as follows:

    . The fair values of bonds, mortgage loans, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchanges, brokers or custodians or the NAIC Capital Markets and Investment Analysis Office ("NAIC IAO").

    . The fair value of derivatives is determined using quoted prices in active markets and other market evidence whenever possible, including market-based updates, broker or dealer quotations or alternative pricing sources.

    . The carrying value of all other financial instruments approximates fair value due to the short term nature.

Cash Equivalents and Short Term Investments
--------------------------------------------------------------------------------
Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both; (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase are classified as short-term investments. Short-term investments are carried at amortized cost which approximates fair value.

Bonds (including Loan Backed and Structured Securities)
--------------------------------------------------------------------------------
Bonds include any securities representing a creditor relationship, whereby there is a fixed schedule for one or more future payments such as US government agency securities, municipal securities, corporate and convertible bonds, and fixed income instruments. Loan-backed and structured securities ("LBaSS") include residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"), pass-through securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

Bonds and LBaSS with an NAIC IAO designation of "1" or "2" (considered to be investment grade) are carried at amortized cost. Bonds and LBaSS with an NAIC designation of "3", "4", "5", "5*", "6" or "6*" (considered to be non-investment grade) are carried at the lower of amortized cost or fair value. LBaSS fair values are primarily determined using independent pricing services and broker quotes. Bonds and LBaSS that have not been filed and have not received a designation in over a year, from the NAIC IAO, are assigned a 6* designation and carried at zero, with unrealized losses charged to surplus. Bond and LBaSS securities that have been filed and received a 6* designation can carry a value greater than zero. Bond and LBaSS securities are assigned a 5* designation when the following conditions are met: a) the documentation required for a full credit analysis did not exist, b) the issuer/obligor has made all contractual interest and principal payments, and c) an expectation of repayment of interest and principal exists. Amortization of premium or discount on bonds and LBaSS is calculated using the effective yield method.

Additionally, mortgage-backed securities ("MBS") and ABS prepayment assumptions are obtained from an outside vendor or internal estimates. The retrospective adjustment method is used to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

-------------------------------------------------------------------------------
18 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Mortgage Loans
--------------------------------------------------------------------------------
Mortgage loans on real estate are carried at unpaid principal balances, net of unamortized premiums, discounts and impairments. Pre-payments of principal are recorded as a reduction in the mortgage loan balance. If a mortgage loan provides for a prepayment penalty or acceleration fee in the event the loan is liquidated prior to its scheduled termination date, such fees is reported as investment income when received. Interest income includes interest collected, the change in interest income due and accrued, the change in unearned interest income as well as amortization of premiums, discounts, and deferred fees and recorded as earned in investment income in the statement of operations.

Impaired loans are identified by management as loans in which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The Company accrues income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Non-performing loan interest income that is delinquent more than 90 days is generally recognized on a cash basis.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance amounts are established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Internal credit risk ratings are assigned based on the consideration of risk factors including past due status, debt service coverage, loan-to-value ratio or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and of the major property tenants, economic trends in the market where the property is located, and condition of the property.

Preferred Stocks
--------------------------------------------------------------------------------
Perpetual preferred stocks with an NAIC rating of "P1" or "P2", having characteristics of equity securities are carried at fair value. Redeemable preferred stocks with an NAIC rating of "RP1" or "RP2", which have characteristics of debt securities, are carried at book value. All preferred stocks with an NAIC rating of "3" through "6" are carried at the lower of book or fair value.

Unaffiliated Common Stock Securities
--------------------------------------------------------------------------------
Unaffiliated common stock investments are carried at fair value with changes in fair value recorded as unrealized gains (losses) in Unassigned surplus, or as realized losses in the event a decline in value is determined to be other than temporary. For FHLB capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

Investments in subsidiaries and affiliated companies
--------------------------------------------------------------------------------
Investments in non-publicly traded affiliates are recorded based on the underlying equity of the respective entity's financial statements as presented on a basis consistent with the nature of the affiliates operations (including any nonadmitted amounts). The Company's share of undistributed earnings and losses of affiliates is recorded as unrealized gains (losses) in Unassigned surplus.

Investments in joint ventures, partnerships and limited liability companies
--------------------------------------------------------------------------------
Other invested assets include joint ventures and partnerships and are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus. Additionally, other invested assets include investments in collateralized loans that are recorded at the lower of amortized cost and the fair value of the underlying collateral. Changes in carrying value resulting from adjustments where the fair value is less than amortized cost are recorded as unrealized gains (losses) in Unassigned surplus, while changes resulting from amortization are recorded as Net investment income.

Derivatives
--------------------------------------------------------------------------------
Derivative financial instruments are accounted for at fair value using quoted prices in active markets and other market evidence whenever possible, including market-based inputs to valuation models, broker or dealer quotations or alternative pricing sources, reduced by the amount of collateral held or posted by the Company with respect to the derivative position. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus.

-------------------------------------------------------------------------------
19 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Net investment income and gain/loss
--------------------------------------------------------------------------------
Investment income is recorded as earned and includes interest, dividends and earnings from subsidiaries, loans and joint ventures. Realized gains or losses on the disposition or impairment of investments are determined on the basis of specific identification.

Investment income due and accrued is assessed for collectability. The Company records a valuation allowance on investment income receivable when it is probable that an amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts receivable over 90 days past due, or 180 days past due for mortgage loans, that do not have a valuation allowance are nonadmitted by the Company.

Evaluating Investments for Other-Than-Temporary Impairment
--------------------------------------------------------------------------------
If a bond is determined to have an OTTI in value the cost basis is written down to fair value as its new cost basis, with the corresponding charge to Net realized capital gains (losses) as a realized loss.

For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the original contractual terms..

For loan-backed and structured securities, an OTTI shall be considered to have occurred if the fair value of a security is below its amortized cost and management intends to sell or does not have the ability and intent to retain the security until recovery of the amortized cost (i.e., intent based impairment). When assessing the intent to sell a security, management evaluates relevant facts and circumstances including, but not limited to, decisions to rebalance the investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

In general, a security is considered a candidate for OTTI evaluation if it meets any of the following criteria:

    . The Company may not realize a full recovery on their investment based on lack of ability or intent to hold a security to recovery;

    .  Fundamental credit risk of the issuer exists; and/or

    . Other qualitative/quantitative factors exist indicating an OTTI has occurred.

When a credit-related OTTI is present, the amount of OTTI recognized as a realized capital loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected regardless of management's ability or intent to hold the security.

Common and preferred stock investments whose fair value is less than their carrying value or is at a significant discount to acquisition value are considered to be potentially impaired. For securities with unrealized losses, an analysis is performed. Factors include:

    . If management intends to sell a security that is in an unrealized loss position then an OTTI loss is considered to have occurred;

    . If the investments are trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time based on facts and circumstances of the investment; or

    . If a discrete credit event occurs resulting in: (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under bankruptcy law or any similar laws intended for court supervised reorganization of insolvent enterprises; or, (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    .  If there are other factors precluding a full recovery of the investment.

Limited partnership investments whose fair value is less than its book value with a significant unrealized loss are considered candidates for OTTI. OTTI factors that are periodically considered include:

    . If an order of liquidation or other fundamental credit issues with the partnership exists;

    . If there is a significant reduction in scheduled cash flow activities between the Company and the partnership or fund during the year;

    . If there is an intent to sell, or the Company may be required to sell, the investment prior to the recovery of cost of the investment; or

    . If other qualitative/quantitative factors indicating an OTTI exist based on facts and circumstances of the investment.

-------------------------------------------------------------------------------
20 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Equities in Pools & Associations
--------------------------------------------------------------------------------
The Company accounts for its participation in the business pooled via the Association (see Note 6) and its deposit in the Association by recording the Company's share of:

    .  direct and assumed premium as gross premium,

    . underwriting and net investment income results in the Statements of Operations and Changes in Capital and Surplus,

    .  insurance and reinsurance balances in the Statements of Admitted Assets,

    . all other non-insurance assets and liabilities held by the Association, all of which are on its members' behalf, as Equities in Underwriting Pools and Associations in the Statements of Admitted Assets, and

    .  cashflows in the Statements of Cash Flows.

Foreign Currency Translation
--------------------------------------------------------------------------------
Foreign currency denominated assets and liabilities are translated into U.S. dollars using rates of exchange prevailing at the period end date. Revenues, expenses, gains, losses and surplus adjustments, of non-U.S. operations are translated into U.S. dollars based on weighted average exchange rate for the period. All gains or losses due to translation adjustments recorded as unrealized gains (losses) within Unassigned surplus in the Statements of Liabilities, Capital and Surplus. All realized gains and losses due to exchange differences between settlement date and transaction date resulting from foreign currency transactions, not in support of foreign insurance operations, are included in Net realized capital gains (losses) in the Statements of Operations and Changes in Capital and Surplus.

Retirement Plans, Deferred Compensation, Postemployment Benefits and
Compensated Absences and Other Postretirement Benefit Plans
--------------------------------------------------------------------------------
The Company's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans. AIG charges the Company and its insurance company affiliates pursuant to intercompany expense sharing agreements; the expenses are then shared by the pool participants in accordance with the pooling agreement.

In August 2015, AIG amended the defined benefit pension plans, to freeze benefit accruals effective January 1, 2016. Consequently, these plans were closed to new participants and current participants ceased earning additional benefits as of December 31, 2015. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

AIG sponsors various defined contribution plans that provide for pre-tax salary reduction contributions by its U.S. employees. The most significant plan is the AIG Incentive Savings Plan, to which the Company makes matching contributions of 100 percent of the first six percent of employee contributions, subject to Internal Revenue Service imposed limitations. Effective January 1, 2016, participants began receiving an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the Internal Revenue Service ("IRS")-imposed limitations.

The Company incurred employee related costs related to defined benefit and defined contribution plans during 2018, 2017 and 2016 of $5, $10 and $10, respectively.

Depreciation
--------------------------------------------------------------------------------
Certain assets, principally electronic data processing ("EDP") equipment, software and leasehold improvements are designated as nonadmitted assets and their net book value is deducted from surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement.

Income Taxes
--------------------------------------------------------------------------------
The Company files a consolidated U.S. federal income tax return with AIG. AIG has more than 300 subsidiaries which form part of this tax return. A complete listing of the participating subsidiaries is included in Note 8.

The Company is allocated U.S. federal income taxes based upon a tax sharing agreement (the "Tax Sharing Agreement") with AIG, effective January 1, 2018, and approved by the Company's Board of Directors. This agreement provides that the Company shall incur tax results that would have been paid or received by such company if it had filed a separate federal income tax return, with limited exceptions.

-------------------------------------------------------------------------------
21 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Additionally, while the agreement described above governs the current and deferred income tax recorded in the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes may at times be different. The terms of this agreement are based on principles consistent with the allocation of income tax expense or benefit on a separate company basis, except that:

    . The sections of the Internal Revenue Code relating to the Base Erosion Anti-abuse Tax ("BEAT") are applied, but only if the AIG consolidated group is subject to BEAT in the Consolidated Tax Liability, and;

    . The impact of Deferred Intercompany Transactions (as defined in Treas. Reg. (S)1.1502-13(b)(1), if the "intercompany items" from such transaction, as defined in Treas. Reg. (S)1.1502-13(b)(2), have not been taken into account pursuant to the "matching rule" of Treas. Reg.
       (S)1.1502-13(c)), are excluded from current taxation, provided however, that the Company records the appropriate deferred tax asset and/or deferred tax liability related to the gain or loss and includes such gain or loss in its separate return tax liability in the subsequent tax year when the deferred tax liability or deferred tax asset becomes current.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses that it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

Under the Tax Sharing Agreement, income tax liabilities related to uncertain tax positions and tax authority audit adjustments ("TAAAs") shall remain with the Company for which the income tax liabilities relate. Furthermore, if and when such income tax liabilities are realized or determined to no longer be necessary, the responsibility for any additional income tax liabilities, benefits or rights to any refunds due, remains with the Company.

In accordance with Circular Letter 1979-33 issued by the NY DFS, AIG shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the AIG consolidated tax liability. As of December 31, 2018, the Company's separate return liability did not exceed the AIG consolidated tax liability and therefore no amounts were maintained in escrow.

Deferred Taxes
--------------------------------------------------------------------------------
The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized ("adjusted gross deferred tax asset"). The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it would be to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of deferred tax assets requires it to consider all available evidence, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    . the sustainability of recent operating profitability of the Company's subsidiaries;

    . the predictability of future operating profitability of the character necessary to realize the net deferred tax asset;

    . the carryforward periods for the net operating loss, capital loss and foreign tax credit carryforwards, including the effect of reversing taxable temporary differences; and

    . prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset.

The adjusted gross deferred tax asset is then assessed for statutory admissibility. The reversing amount eligible for loss carryback or the amount expected to be realized in three years is admissible, subject to the defined surplus limitation. The remaining adjusted gross deferred tax asset can be admitted to the extent of offsetting deferred tax liabilities.

2. Accounting Adjustments to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

A. Change in Accounting Principles
--------------------------------------------------------------------------------

2018 and 2017 Changes
--------------------------------------------------------------------------------

The Company did not adopt any material change in accounting principles in 2018 or 2017.

-------------------------------------------------------------------------------
22 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


2016 Changes
--------------------------------------------------------------------------------
In 2016, the Company adopted the following change in the SSAP:

Going Concern: In June 2015, the Statutory Accounting Principles Working Group adopted changes to SSAP No.1, , Disclosures of Accounting Policies, Risks & Uncertainties, and Other Disclosures ("SSAP 1"), with a December 31, 2016 effective date, requiring management to evaluate whether there are conditions that give rise to substantial doubt over the Company's ability to continue as a going concern within one year from the financial statement issuance date. Conditions that would give rise to substantial doubt ordinarily relate to the Company's ability to meet its obligations as they become due. If substantial doubt arises over the Company's ability to continue as a going concern, the Company shall provide disclosure detailing management's evaluation and the consideration of management's plans to alleviate any substantial doubt. The adoption of this change did not have an effect on the Company's financial condition, results of operations or cash flows.

B. Adjustments to Surplus
--------------------------------------------------------------------------------
During 2018, 2017 and 2016 the Company identified corrections that resulted in after-tax statutory adjustments to beginning capital and surplus of $72, $38 and $66, respectively. In accordance with SSAP No. 3, Accounting Changes and Corrections of Errors ("SSAP 3"), the corrections of errors have been reported in the 2018, 2017 and 2016 statutory financial statements as adjustments to Unassigned surplus. The impact of these corrections would have decreased the 2017 pre-tax income by $10 and decreased the 2016 pre-tax income by $20. Management has concluded that the effects of these errors on the previously issued financial statements were immaterial based on a quantitative and qualitative analysis. The impact to surplus, assets and liabilities as of January 1, 2018, 2017 and 2016 is presented in the following tables:

                                                        Policyholders' Total Admitted
2018 Adjustments                                           Surplus         Assets     Total Liabilities
----------------                                        -------------- -------------- -----------------
Balance at December 31, 2017                                $6,238        $25,638          $19,400
Adjustments to beginning Capital and Surplus:
   Asset corrections                                            56             56               --
   Liability corrections                                         6             --               (6)
   Income tax corrections                                       10             10               --
                                                            ------        -------          -------
       Total adjustments to beginning Capital and
         Surplus                                                72             66               (6)
                                                            ------        -------          -------
Balance at January 1, 2018 as adjusted                      $6,310        $25,704          $19,394
                                                            ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an understatement in the carrying value of an investment impacting 2017 financials; b) deposit accounting not recorded within contract terms.

Liability corrections - The decrease in total liabilities is primarily the result of a) a net decrease in unearned premium reserves on multi-year direct policies; partially offset by b) an increase due to an over-cession of premiums and losses on a specific program.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
23 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                Policyholders' Total Admitted
2017 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2016                                        $6,448        $29,684          $23,236
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    27             27               --
   Liability corrections                                                 3             --               (3)
   Income tax corrections                                                8              8               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               38             35               (3)
                                                                    ------        -------          -------
Balance at January 1, 2017 as adjusted                              $6,486        $29,719          $23,233
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of the recording of real estate step up gains.

Liability corrections - The decrease in total liabilities is primarily the result of a) a decrease due to an over-accrual of insurance taxes, licenses and fees; partially offset by b) an increase resulting from the understatement of losses; c) an increase due to understatement of interest expense on environmental funds held and d) an increase for direct business which was being accounted for as Deposit Accounting in error.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                                Policyholders' Total Admitted
2016 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2015                                        $6,641        $26,103          $19,462
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    42             42               --
   Liability corrections                                                (3)            --                3
   Income tax corrections                                               27             27               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               66             69                3
                                                                    ------        -------          -------
Balance at January 1, 2016 as adjusted                              $6,707        $26,172          $19,465
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an increase due to an overcharge of claims service fees related to an internally developed system; partially offset by b) a decrease due to understatement of the prior year expense allocation; and c) a decrease related to unsupported ceded premiums.

Liability corrections - The increase in total liabilities is primarily the result of a) an increase due to ceded losses reversed without consideration of contract limits; b) an increase due to recording of unsupported ceded reserves; and c) an increase resulting from losses understated on certain client accounts; partially offset by d) a decrease related to an overstatement of profit share between AIG PC Pool companies and AIG Warranty Guard Agency.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
24 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


3. Investments
--------------------------------------------------------------------------------

A. Bond Investments
--------------------------------------------------------------------------------
The reconciliations from carrying value to fair value of the Company's bond investments as of December 31, 2018 and 2017 are outlined in the tables below:

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2018                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $      57  $      1    $  --    $      58
All other governments                                                             258         1       (4)         255
States, territories and possessions                                               432        20       (3)         449
Political subdivisions of states, territories and possessions                     382        13       (1)         394
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,636        53      (27)       2,662
Industrial and miscellaneous                                                   10,769       461     (113)      11,117
                                                                            ---------  --------    -----    ---------
Total                                                                       $  14,534  $    549    $(148)   $  14,935
                                                                            =========  ========    =====    =========

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2017                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $     109  $      2     $ --    $     111
All other governments                                                             207         1       (1)         207
States, territories and possessions                                               664        41       (1)         704
Political subdivisions of states, territories and possessions                     752        36       (1)         787
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,944       101      (13)       3,032
Industrial and miscellaneous                                                   10,477       565      (52)      10,990
                                                                            ---------  --------     ----    ---------
Total                                                                       $  15,153  $    746     $(68)   $  15,831
                                                                            =========  ========     ====    =========

The carrying values and fair values of bonds at December 31, 2018, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                           Carrying    Fair
December 31, 2018                                           Value      Value
-----------------                                         ---------- ----------
Due in one year or less                                   $      487 $      487
Due after one year through five years                          2,557      2,567
Due after five years through ten years                         1,882      1,873
Due after ten years                                            1,959      1,986
Structured securities                                          7,693      8,065
                                                          ---------- ----------
Total                                                     $   14,578 $   14,978
                                                          ========== ==========

-------------------------------------------------------------------------------
25 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Mortgage Loan Investments
--------------------------------------------------------------------------------
The minimum and maximum lending rates for mortgage loans during 2018 were:

                                   Minimum        Maximum
                  Category      Lending Rate % Lending Rate %
                  --------      -------------- --------------
                  Office             4.3%           5.0%
                  Industrial         3.0%           4.5%
                  Multi-Family       2.1%           4.3%
                  Residential        2.9%           5.2%

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 95 percent. The Company's mortgage loan portfolio is current as to payments of principal and interest, for both periods presented. There were no significant amounts of nonperforming mortgages (defined as those loans where payment of contractual principal or interest is more than 90 days past due) during any of the periods presented. The Company did not have any advanced amounts for taxes or assessments. The following table details an analysis of mortgage loans as of December 31, 2018 and 2017:

                                   Residential            Commercial
                                ----------------- ---------------------------
                           Farm Insured All Other Insured All Other Mezzanine Total
                           ---- ------- --------- ------- --------- --------- ------
2018
   Recorded Investment
   Current                 $--    $--     $486      $--    $2,191      $--    $2,677
   30 - 59 days past due    --     --        2       --        --       --         2
                           ---    ---     ----      ---    ------      ---    ------
   Total                   $--    $--     $488      $--    $2,191      $--    $2,679
                           ---    ---     ----      ---    ------      ---    ------
2017
   Recorded Investment
   Current                 $--    $--     $339      $--    $1,727      $--    $2,066
   30 - 59 days past due    --     --        1       --        --       --         1
                           ---    ---     ----      ---    ------      ---    ------
Total                      $--    $--     $340      $--    $1,727      $--    $2,067
                           ===    ===     ====      ===    ======      ===    ======

C. Loan-Backed and Structured Securities
--------------------------------------------------------------------------------

The Company did not record any non-credit OTTI losses during 2018 and 2017 for LBaSS.

As of December 31, 2018 and 2017, the Company held LBaSS for which it recognized $43 and $19 respectively of credit-related OTTI based on the present value of projected cash flows being less than the amortized cost of the securities.

The following table shows the aggregate unrealized losses and related fair value relating to those securities for which an OTTI has not been recognized as of the reporting date and the length of time that the securities have been in a continuous unrealized loss position:

Years Ended December 31,                                              2018      2017
------------------------                                            --------  --------
Aggregate unrealized losses:
   Less than 12 Months                                              $     36  $     28
   12 Months or longer                                              $     41  $      5
Aggregate related fair value of securities with unrealized losses:
   Less than 12 Months                                              $  1,723  $  2,178
   12 Months or longer                                              $  1,376  $    215

The Company held structured notes as of December 31, 2018 and 2017 with a total carrying value of $140 and $128, respectively. There were no structured notes held as of December 31, 2018 and 2017 which were considered mortgage-referenced securities.

-------------------------------------------------------------------------------
26 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Unrealized losses
--------------------------------------------------------------------------------
The fair value of the Company's bonds and stocks that had gross unrealized losses (where fair value is less than amortized cost) as of December 31, 2018 and 2017 are set forth in the tables below:

December 31, 2018                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $   13     $  --      $   22     $  --      $   35     $  --
All other governments                     67        (3)        124        (4)        191        (7)
States, territories and possessions       51        (3)         44        (1)         95        (4)
Political subdivisions of states,
  territories and possessions             49        (1)         52        (1)        101        (2)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           264        (3)        723       (24)        987       (27)
Industrial and miscellaneous           3,360       (99)      1,825       (67)      5,185      (166)
                                      ------     -----      ------     -----      ------     -----
Total bonds                           $3,804     $(109)     $2,790     $ (97)     $6,594     $(206)
                                      ------     -----      ------     -----      ------     -----
Affiliated                                --        --          10        (5)         10        (5)
Non-affiliated                             9        (1)         --        --           9        (1)
                                      ------     -----      ------     -----      ------     -----
Total common stocks                   $    9     $  (1)     $   10     $  (5)     $   19     $  (6)
                                      ------     -----      ------     -----      ------     -----
Total bonds and stocks                $3,813     $(110)     $2,800     $(102)     $6,613     $(212)
                                      ======     =====      ======     =====      ======     =====

December 31, 2017                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $    8      $ --       $ --       $ --      $    8     $  --
All other governments                    138        (3)        23         (1)        161        (4)
States, territories and possessions       49        (1)         6         --          55        (1)
Political subdivisions of states,
  territories and possessions             35        --         35         (1)         70        (1)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           541       (12)       100         (1)        641       (13)
Industrial and miscellaneous           2,674       (46)       625        (16)      3,299       (62)
                                      ------      ----       ----       ----      ------     -----
Total bonds                           $3,445      $(62)      $789       $(19)     $4,234     $ (81)
                                      ------      ----       ----       ----      ------     -----
Affiliated                                --        --        128        (49)        128       (49)
Non-affiliated                             5        --         --         --           5        --
                                      ------      ----       ----       ----      ------     -----
Total common stocks                   $    5      $ --       $128       $(49)     $  133     $ (49)
                                      ------      ----       ----       ----      ------     -----
Total bonds and stocks                $3,450      $(62)      $917       $(68)     $4,367     $(130)
                                      ======      ====       ====       ====      ======     =====

E. Realized Gains Losses
--------------------------------------------------------------------------------

Proceeds from sales and associated gross realized gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31         2018               2017               2016
-----------------------  ------------------ ------------------ ------------------
                                   Equity             Equity             Equity
                          Bonds  Securities  Bonds  Securities  Bonds  Securities
                         ------  ---------- ------  ---------- ------  ----------
Proceeds from sales      $1,924     $339    $5,648     $59     $3,895     $34
Gross realized gains         14       21        79       5         83      12
Gross realized losses       (27)      --       (69)     --        (48)     --

-------------------------------------------------------------------------------
27 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


F. Derivative Financial Instruments
--------------------------------------------------------------------------------
The Company holds currency as well as interest rate derivative financial instruments in the form of currency swaps, interest rate swaps, and currency forwards and futures to manage risk from currency exchange rate fluctuations, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. While not accounted for under hedge accounting, the currency derivatives are economic hedges of the Company's exposure to fluctuations in the value of receipts on certain investments held by the Company denominated in foreign currencies (primarily GBP and EUR), or of the Company's exposure to fluctuations in recorded amounts of loss reserves denominated in foreign currencies (primarily JPY). Additionally, interest rate derivatives were entered into to manage risk from fluctuating interest rates in the market, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. The interest rate derivatives are cash flow hedges of the Company's exposure to fluctuations in LIBOR/EURIBOR rates on investments in collateralized loan obligations.

Market Risk

The Company is exposed under these types of contracts to fluctuations in value of the swaps and forwards and variability of cash flows due to changes in interest rates and exchange rates.

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements

The Company is subject to collateral requirements on its currency and interest rate derivative contracts. Additionally, the Company is required to make currency exchanges on fixed dates and fixed amounts or fixed exchange rates, or make a payment in the amount of foreign currency physically received on certain foreign denominated investments. For interest rate swaps, the Company is required to make payments based on a floating rate (LIBOR/EURIBOR) on a fixed payment date.

The currency and interest rate derivatives do not qualify for hedge accounting. As a result, the Company's currency and interest rate contracts are accounted for at fair value and the changes in fair value are recorded as unrealized gains (losses) in Unassigned surplus within the Statements of Operations and Changes in Capital and Surplus until the contract expires, paid down or is redeemed early. In the event a contract is fully redeemed before its expiration, the related unrealized amounts will be recognized in the Net realized capital gains (losses). Furthermore, if the contract has periodic payments or fully matures, any related unrealized amounts are recognized in net investment income.

The Company did not apply hedge accounting to any of its derivatives for any period in these financial statements. The following tables summarize the outstanding notional amounts, the fair values and the realized and unrealized gains or losses of the derivative financial instruments held by the Company for the years ended December 31, 2018 and 2017.

                                   December 31, 2018         Year ended December 31, 2018
                               -------------------------- ----------------------------------
Derivative Financial             Outstanding              Realized capital Unrealized capital
Instrument                     Notional Amount Fair Value gains/ (losses)   gains / (losses)
--------------------           --------------- ---------- ---------------- ------------------
Swaps                              $1,334         $ 5           $(2)              $25
Forwards                               --          --            --                (1)
                                   ------         ---           ---               ---
Total                              $1,334         $ 5           $(2)              $24
                                   ======         ===           ===               ===

                                   December 31, 2017         Year ended December 31, 2017
                               -------------------------  ----------------------------------
Derivative Financial             Outstanding              Realized Capital Unrealized capital
Instrument                     Notional Amount Fair Value  gains/(losses)    gains / losses
--------------------           --------------- ---------- ---------------- ------------------
Swaps                               $583          $(15)         $(9)              $(44)
Forwards                             250             1            1                  4
                                    ----          ----          ---               ----
Total                               $833          $(14)         $(8)              $(40)
                                    ====          ====          ===               ====

-------------------------------------------------------------------------------
28 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


G. Other Invested Assets
--------------------------------------------------------------------------------
During 2018, 2017 and 2016, the Company recorded OTTI losses on investments in joint ventures and partnerships of $91, $81, and $66, respectively.

H. Investment Income
--------------------------------------------------------------------------------
The Company had $0 and $1 accrued investment income receivables over 90 days past due as of December 31, 2018 and 2017, respectively. Investment expenses of $36, $42 and $33 were included in Net investment income earned for the years ended December 31, 2018, 2017 and 2016, respectively.

I. Restricted Assets
--------------------------------------------------------------------------------
The Company had securities deposited with regulatory authorities, as required by law, with a carrying value of $1,676 and $1,645 as of December 31, 2018 and 2017, respectively.

4. Fair Value of Financial Instruments
--------------------------------------------------------------------------------
The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement as of December 31, 2018 and 2017:

December 31, 2018                              Level 1 Level 2 Level 3  Total
-----------------                              ------- ------- ------- -------
Bonds                                          $   --  $  578  $   96  $   674
Common stocks                                     111      --      25      136
Mutual funds                                        2      --      --        2
Derivative assets                                  --      22      --       22
Derivative liabilities                             --     (17)     --      (17)
                                               ------  ------  ------  -------
Total                                          $  113  $  583  $  121  $   817
                                               ======  ======  ======  =======

December 31, 2017                             Level 1 Level 2  Level 3  Total
-----------------                             ------- -------  ------- -------
Bonds                                         $   --  $   245  $   65  $   310
Common stocks                                    136      276      22      434
Mutual funds                                       1        2      --        3
Derivative assets                                 --        6      --        6
Derivative liabilities                            --      (20)     --      (20)
                                              ------  -------  ------  -------
Total                                         $  137  $   509  $   87  $   733
                                              ======  =======  ======  =======

There were no assets carried at fair value that were transferred between Level 1 and Level 2 during 2018. During the year ended December 31, 2017, $2 of common stocks transferred from Level 1 to Level 2 as an alternative method was utilized to determine fair value as active market price was not readily accessible.

-------------------------------------------------------------------------------
29 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


A. Fair Value Measurements in Level 3 of the Fair Value Hierarchy
--------------------------------------------------------------------------------
The following tables show the balance and activity of financial instruments classified as level 3 in the fair value hierarchy for the years ended
December 31, 2018 and 2017.

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2018       Level 3      of Level 3       Income        Surplus         Net          2018
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $65          $98           $(141)         $(13)          $(2)          $ 89         $ 96
Common stocks      22            1             (26)           15            (2)            15           25
                  ---          ---           -----          ----           ---           ----         ----
Total             $87          $99           $(167)         $  2           $(4)          $104         $121
                  ===          ===           =====          ====           ===           ====         ====

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2017       Level 3      of Level 3       Income        Surplus         Net          2017
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $66          $16           $(85)          $(1)           $--           $69          $65
Common Stocks      21           --             --             5             --            (4)          22
                  ---          ---           ----           ---            ---           ---          ---
Total             $87          $16           $(85)          $ 4            $--           $65          $87
                  ===          ===           ====           ===            ===           ===          ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of Level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models. Because input information from third-parties with respect to certain Level 3 instruments may not be reasonably available to the Company, balances shown below may not equal total amounts reported for such Level 3 assets.

         Fair Value at December 31, 2018 Valuation Technique  Unobservable Input Range (Weighted Average)
         ------------------------------- -------------------- ------------------ ------------------------
Assets:
Bonds                  $31               Discounted cash flow       Yield         3.94% - 5.75% (4.85%)

-------------------------------------------------------------------------------
30 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Fair Value of all Financial Instruments
--------------------------------------------------------------------------------
The table below details the fair value of all financial instruments except for those accounted for under the equity method as of December 31, 2018 and 2017:

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2018                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $14,935   $14,534   $ --   $10,809  $4,126       $--
Cash equivalents and short term investments       191       191    134        57      --        --
Common stock                                      145       145    111         9      25        --
Derivative assets                                  22        22     --        22      --        --
Derivative liabilities                            (17)      (17)    --       (17)     --        --
Mortgage loans                                  2,673     2,679     --        --   2,673        --
Mutual funds                                        2         2      2        --      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,001   $17,605   $247   $10,930  $6,824       $--
                                              =======   =======   ====   =======  ======       ===

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2017                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $15,831   $15,153   $ --   $11,434  $4,397       $--
Cash equivalents and short term investments       138       138    138        --      --        --
Common stock                                      445       445    136       288      21        --
Derivative assets                                   6         6     --         6      --        --
Derivative liabilities                            (20)      (20)    --       (20)     --        --
Mortgage loans                                  2,079     2,067     --        --   2,079        --
Mutual funds                                        3         3      1         2      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,532   $17,841   $275   $11,760  $6,497       $--
                                              =======   =======   ====   =======  ======       ===

5. Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
A roll forward of the Company's net reserves for losses and LAE as of December 31, 2018, 2017 and 2016, is set forth in the table below:

December 31,                                                   2018     2017     2016
------------                                                 -------  -------  -------
Reserves for losses and LAE, end of prior year               $12,115  $12,210  $13,171
                                                             -------  -------  -------
Incurred losses and LAE related to:
   Current accident year                                       4,000    4,700    4,377
   Prior accident year                                           260      277    1,102
                                                             -------  -------  -------
   Total incurred losses and LAE                             $ 4,260  $ 4,977  $ 5,479
                                                             -------  -------  -------
Paid losses and LAE related to:
   Current accident year                                      (1,182)  (1,140)  (1,123)
   Prior accident year                                        (4,258)  (3,932)  (5,317)
                                                             -------  -------  -------
   Total paid losses and LAE                                  (5,440)  (5,072)  (6,440)
                                                             -------  -------  -------
Reserves for losses and LAE, end of current year             $10,935  $12,115  $12,210
                                                             =======  =======  =======

During 2018, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $260, which includes a decrease in loss reserve discount on prior accident years of $24. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior year loss reserve development of $491.

-------------------------------------------------------------------------------
31 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The 2018 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty, driven by the combination of construction defect and construction wrap claims from accident years 2015 and prior where the Company reacted to significant increases in severity and longer claim reporting patterns, as well as higher than expected loss severity in accident years 2016 and 2017, which led to an increase in estimates for these accident years;

    . Unfavorable prior year development in financial lines, primarily from directors & officers (D&O) and employment practices liability (EPLI) policies covering corporate and national insureds as well as private and not-for-profit insureds. This development was predominantly in accident years 2014-2017 and resulted largely from increases in severity as the frequency of class action lawsuits increased in those years; and

    . Unfavorable prior year development in personal lines reflecting an increase in estimates in respect of the California Wildfires and Hurricane Irma.

During 2017, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $277, which includes a decrease in loss reserve discount on prior accident years of $45. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior loss reserve development of $452.

The 2017 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty and primarily general liability products within Other Liability - Occurrence line of business, driven primarily by increases in underlying severity and greater than expected loss experience in accident year 2016 as well as increased development from claims related to construction defects and construction wrap business (largely from accident years 2006 and prior);

    . Unfavorable prior year development in excess casualty and directors and officers ("D&O") within Other Liability - Claims-Made line of business, covering privately owned and not-for-profit insureds. The D&O development was predominantly in accident year 2016 and resulted largely from increases in bankruptcy-related claims and fiduciary liability claims for large educational institutions; and

    . Unfavorable prior year development primarily driven by commercial auto business in the program business unit. A significant portion of this development came from accident year 2016 with much of it related to programs that have been terminated over the past year.

During 2016, the Company reported adverse loss and LAE net reserve development of $1,102 which includes a loss reserve discount of $152 due to accretion. The adverse development is comprised mainly of development on the Primary Workers Compensation class of business of $669, the Primary General Liability class of business of $270, the Excess Casualty class of business of $268, the Medical Malpractice class of business of $152, the Primary Commercial Auto class of business of $123, and the Programs class of business of $131. In addition, favorable prior year loss development on retrospectively rated policies was $12 as of December 31, 2016, which was offset by additional return premiums. Original estimates are adjusted as additional information becomes known regarding individual claims. As a result of the ADC, there was $514 of prior year development (net of discount) ceded to NICO. Refer to Note 1 for further details regarding this transaction.

The Company's reserves for losses and LAE have been reduced for anticipated salvage and subrogation of $249, $252 and $242 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company paid $9, $32 and $36 in the reporting period to settle 204, 233 and 54 claims related to extra contractual obligations or bad faith claims stemming from lawsuits for the years ended December 31, 2018, 2017 and 2016, respectively.

A. Asbestos/Environmental Reserves
--------------------------------------------------------------------------------
The Company has indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1986 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held.
This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

-------------------------------------------------------------------------------
32 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company has exposure to asbestos and/or environmental losses and LAE costs arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

                                                Asbestos Losses          Environmental Losses
                                           -------------------------  -------------------------
December 31,                                 2018     2017     2016     2018     2017     2016
------------                               -------  -------  -------  -------  -------  -------
   Direct
Loss and LAE reserves, beginning of year   $   797  $   838  $   819  $   215  $   255  $   149
Impact of pooling restructure transaction       --       --      137       --       --       25
Incurred losses and LAE                        (17)       2       37       97        1       91
Calendar year paid losses and LAE              (53)     (43)    (155)     (27)     (41)     (10)
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   727  $   797  $   838  $   285  $   215  $   255
                                           -------  -------  -------  -------  -------  -------
   Assumed reinsurance
Loss and LAE reserves, beginning of year   $   258  $   249  $   264  $    19  $    15  $    14
Impact of pooling restructure transaction       --       --       43       --       --        2
Incurred losses and LAE                         76       27        1       (1)       6       (1)
Calendar year paid losses and LAE              (18)     (18)     (59)      (1)      (2)      --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   316  $   258  $   249  $    17  $    19  $    15
                                           -------  -------  -------  -------  -------  -------
   Net of reinsurance
Loss and LAE reserves, beginning of year   $     1  $     1  $     9  $    --  $    --  $    --
Impact of pooling restructure transaction       --       --        2       --       --       --
Incurred losses and LAE                         --       --       --       --       --       --
Calendar year paid losses and LAE               --       --      (10)      --       --       --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $     1  $     1  $     1  $    --  $    --  $    --
                                           =======  =======  =======  =======  =======  =======

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

Included in the above table are loss and LAE - IBNR and bulk reserves arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

Asbestos                                            Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  350 $  406 $   39 $   45
Assumed reinsurance basis:                             125     78     14      9
Net of ceded reinsurance basis:                         --     --     --     --

Environmental                                       Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  112 $   68 $   48 $   29
Assumed reinsurance basis:                               5      3      2      1
Net of ceded reinsurance basis:                         --     --     --     --

B. Loss Portfolio Transfer
--------------------------------------------------------------------------------

On February 12, 2018, the Company and certain AIG affiliated insurers (collectively, the "Reinsureds" (as cedants), each of which is a member of the Combined Pool) commuted certain loss portfolio reinsurance agreements with Eaglestone (as reinsurer). The commuted reinsurance agreements with Eaglestone related to environmental impairment liability and related exposures, pre-1986 environmental, public entity, occupational accident exposures, miscellaneous run-off general liability and workers' compensation exposures, and selected physicians and surgeons professional liability policies. The commutation settlement was equal to the statutory balances as of the January 1, 2017 effective date.

-------------------------------------------------------------------------------
33 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


On the same date, the Reinsureds (as cedants), Eaglestone (as original reinsurer), and Fortitude Re (as replacement reinsurer), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda, entered into a novation agreement whereby obligations of excess workers' compensation business previously ceded by the Reinsureds to Eaglestone were transferred to Fortitude Re. The novation consideration was equal to the total statutory reserves ceded to Eaglestone as of the January 1, 2017 effective date.

Further, and also on the same date, a book of assumed reinsurance business of the Reinsureds, which was previously embedded in one of the LPTs that was commuted, was ceded back to Eaglestone as a separate LPT ("Re-ceded Portfolio") on a fund transferred basis with settlement equal to the statutory balances as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds.

Finally, the Reinsureds (as cedants) ceded substantially all commuted business as detailed above through various LPT reinsurance agreements to Fortitude Re (as replacement reinsurer). Additionally, at the same time, the Reinsureds also ceded to Fortitude Re additional business related to certain excess workers' compensation (accident years 2011 and 2012), certain pollution legal liability, buffer trucking, some healthcare primary and excess product coverages businesses. The consideration for the above reinsurance agreements is equal to the statutory book value of the ceded liabilities as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds. The consideration was settled on a funds withheld basis. Interest on the funds withheld is determined by the total return of a certain earmarked portfolio of assets owned by the Reinsureds.

The recording of these transactions by the Reinsureds in the first quarter of 2018 required the reversal of interest expense on funds held due to Eaglestone on the commuted portfolios and the recognition of interest expense due to Fortitude Re on the commuted portfolios and the new cessions, in order to record the effect of the transaction as of the stated effective date of January 1, 2017.

A reconciliation of change in reserves and corresponding consideration (paid) received for the above transactions between Eaglestone, Fortitude Re and the Reinsureds for the effective date of January 1, 2017 are shown below:

                                                                 LPTs
                                                             (Previously
                                                               commuted
                                                             business and
                                                              2016 Exit   Re-ceded
Company                                 Novation Commutation  Portfolio)  Portfolio  Total
-------                                 -------- ----------- ------------ --------- -------
Reserves
--------
Eaglestone Reinsurance Company          $(1,577)   $(2,895)    $    --      $ 41    $(4,431)
Fortitude Reinsurance Company             1,577         --       4,013        --      5,590
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

Consideration (Paid) Received as Funds
Held, Cash and Securities
--------------------------------------
Eaglestone Reinsurance Company           (1,734)    (2,895)         --        41     (4,588)
Fortitude Reinsurance Company             1,734         --       4,013        --      5,747
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

-------------------------------------------------------------------------------
34 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The below table presents the reserves as of December 31, 2017 that were transferred during 2018 between Eaglestone, Fortitude Re and the Reinsureds for the above transactions:

                                                                       LPTs
                                                                   (Previously
                                                                     commuted
                                                                   business and
                                                                    2016 Exit   Re-ceded  Total Change in
Company                                       Novation Commutation  Portfolio)  Portfolio    Reserves
-------                                       -------- ----------- ------------ --------- ---------------
Eaglestone Reinsurance Company                $(1,477)   $(2,567)    $    --      $ 32        $(4,012)
Fortitude Reinsurance Company                   1,477         --       3,442        --          4,919
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                               --        898      (1,205)      (11)          (318)
   American Home Assurance Company                 --        898      (1,205)      (11)          (318)
   Lexington Insurance Company                     --        771      (1,032)      (10)          (271)
Total Combined Pool                                --      2,567      (3,442)      (32)          (907)

C. Discounting of Liabilities for Unpaid Losses or Unpaid Loss Adjustment
   Expenses
--------------------------------------------------------------------------------
The Company discounts its workers' compensation (both tabular and non-tabular) reserves.

The calculation of the Company's tabular discount is based upon the mortality table used in the 2007 US Decennial Life Table, and applying a 3.5 percent interest rate. Only case basis reserves are subject to tabular discounting. The December 31, 2018 and 2017 liabilities include $569 and $781 of such discounted reserves, respectively.

Tabular Reserve Discount
--------------------------------------------------------------------------------
The table below presents the amount of tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018     2017     2016
-----------------                                       -------- -------- --------
Workers' Compensation
   Case Reserves                                        $    135 $    134 $     96

As of December 31, 2018 and 2017, the tabular case reserve discount is presented net of the ceded discount related to the ADC of $184 and $162, respectively.

Non-Tabular Discount
--------------------------------------------------------------------------------
The Company's non-tabular workers' compensation case reserves are discounted using the Company's own payout pattern and a 5 percent interest rate, as prescribed by NY SAP. The table below presents the amount of non-tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018        2017     2016
-----------------                                       --------    -------- --------
Workers' Compensation
   Case Reserves                                        $     73    $     86 $    159

As of December 31, 2018 and 2017, the non-tabular case reserve discount is presented net of the ceded discount related to the ADC of $193 and $187, respectively.

-------------------------------------------------------------------------------
35 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


6. Related Party Transactions
--------------------------------------------------------------------------------

A. Combined Pooling Agreement
--------------------------------------------------------------------------------
2017 Pooling Restructure Transaction

In 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during March 2017. The change in the Combined Pooling Agreement had no effect on the Company's reported assets, liabilities, surplus, operations or cash flow, as the Company's participation in the pool remained the same.

2016 Pooling Restructure Transaction

In 2016, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during February 2016. C&I distributed to AIG PC US, its parent, an amount of $700, of which $158 was an extraordinary dividend and $542 was a return of capital. Subsequently, AIG PC US made a contribution to American Home in the amount of $700.

The following table shows the changes in assets, liabilities and surplus as a result of the 2016 Pooling Restructure Transaction:

                                                                       Amount
                                                                       ------
  Assets:
     Agents' balances or uncollected premiums                          $  286
     Amounts recoverable from reinsurers                                   51
     Funds held by or deposited with reinsured companies                   31
     Other insurance assets                                                37
                                                                       ------
         Total Assets                                                     405
                                                                       ------
  Liabilities
     Unearned premium reserves (net)                                      521
     Reinsurance payable on paid losses and loss adjustment expenses       34
     Reserves for losses and loss adjustment expenses (net)             2,265
     Funds held by company under reinsurance treaties                     227
     Ceded reinsurance premiums payable                                    47
     Other insurance liabilities                                          140
                                                                       ------
         Total Liabilities                                             $3,234
                                                                       ------
  Statements of Operations and Changes in Surplus
     Net premiums written                                              $  521
     Change in unearned premium reserves                                 (521)
                                                                       ------
     Premiums earned                                                       --
                                                                       ------
     Other underwriting expenses incurred                                  82
                                                                       ------
     Net loss                                                             (82)
                                                                       ------
     Total change in Surplus                                              (82)
                                                                       ------
  Net Impact                                                           $2,747
                                                                       ------
  Consideration received
     Securities received                                               $   18
     Cash received                                                      2,729
                                                                       ------
  Consideration Received                                               $2,747
                                                                       ======

Other underwriting expenses incurred represent the net expense allowance impact to the Company pursuant to the Combined Pooling Agreement.

-------------------------------------------------------------------------------
36 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company received a permitted practice from the domiciliary state that resulted in the reporting of consideration for the transfer of undiscounted loss reserves as paid (or negative paid) losses within losses incurred, rather than presenting such amounts within premiums written and earned. This permitted practice only relates to the inception of the pooling arrangement. As a result, the consideration paid relating to unearned premium is reflected as negative premiums written, as offset by the change in unearned premium, and the consideration relating to the transfer of undiscounted loss reserves and loss adjustment expenses was recorded as negative paid losses, as offset by the change in net losses incurred. This permitted practice had no effect upon net income or surplus for the period.

Statutory accounting principles allow for prospective accounting treatment for modifications to existing intercompany pooling agreements that do not result in a gain in surplus to the insurance group or to impacted companies. Transfer of both assets and the liabilities valued at statutory book value ensures that there is no impact to surplus as a result of implementing a modification to an existing pooling arrangement. Under the terms of the Combined Pooling agreement, which was approved by the individual company's Insurance Department state of domicile, all assets and liabilities were transferred at statutory book value, gross of admissibility, recoverability allowances, provisions and discount amounts. Due to the adjustment for these amounts, there were impacts to the individual companies' net income and surplus amounts, mainly due to the prescribed or permitted practices of the individual company's Insurance Department state of domicile in comparison to other states of domicile. Specifically, changes in discount resulting from the net reduction in workers' compensation reserves retained following the reduction in the Company's pooling participation were reflected as a charge to income based on the state prescribed discount rates. In addition, the Companies were compensated for any previous acquisition costs associated with unearned premium reserves that were subject to transfer, as well as certain expense reallocations that had no effect to the Combined Pool. As a result of the transaction, the Company recorded an increase/(decrease) in its Assets, Liabilities, Surplus and Net Income subsequent to the changes associated with the net consideration received (described above), yet inclusive of the change in discount, acquisition costs and expense reallocation adjustments as follows:

                                    Net Admitted                      Net
    Line Description                   Assets    Liabilities Surplus Income
    ----------------                ------------ ----------- ------- ------
    Change in nonadmitted assets        $--          $--      $(21)   $ --
    Workers' compensation discount       --           --        83      83
    Other allocations                    --           --       (20)    (14)
                                        ---          ---      ----    ----
    Total                               $--          $--      $ 42    $ 69
                                        ===          ===      ====    ====

B. American International Overseas Association
--------------------------------------------------------------------------------
AIG formed the Association, a Bermuda exempted limited partnership, in 1976, as the pooling mechanism for AIG's international general insurance operations. At the time of forming the Association, the member companies entered into a reinsurance agreement to govern the business pooled in the Association. The current participation percentages for the Association Pool member companies are set forth in the table below.

                                                   NAIC Co. Participation
      Member Company                                 Code      Percent
      --------------                               -------- -------------
      Combined Pool Member companies, as follows:
         National Union                             19445        78%
         New Hampshire                              23841        12%
         American Home                              19380        10%

The Company's participation in the Association is pooled among all Pool members in proportion to their participation in the Combined Pool.

-------------------------------------------------------------------------------
37 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


C. Significant Transactions
--------------------------------------------------------------------------------
The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2018, 2017 and 2016 between the Company and affiliated companies in which the value exceeded one-half of one percent of the Company's admitted assets as of December 31, 2018, 2017 and 2016:

                                                                                  2018
                                                            -------------------------------------------------
                                                             Assets Received by      Assets Transferred by
                                                                 the Company              the Company
                                                            --------------------- ---------------------------
Date of                                                     Statement
Transaction  Explanation of Transaction  Name of Affiliate    Value   Description Statement Value Description
-----------  --------------------------  -----------------  --------- ----------- --------------- -----------
 12/31/18      Capital Contribution        (a)AIG PC US       $150    Receivables       --            --
                                                              ----    -----------       --            --
(a) Refer to Note 11 and 12 for more details.

                                                                                          2017
                                                                    -------------------------------------------------
                                                                    Assets Received by the  Assets Transferred by the
                                                                           Company                   Company
                                                                    ---------------------  ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value    Description Statement Value Description
-----------  ----------------------------------  -----------------  ---------  ----------- --------------- -----------
 01/19/17    Purchase of securities                 AIG, Inc.         $264     Securities       $264             Cash
 10/31/17    Purchase and sale of securities        Lexington          343     Securities        359       Securities
 10/31/17    Purchase of securities                 Lexington           16        Cash            --               --
 10/31/17    Purchase and sale of securities        National           499     Securities        507       Securities
                                                    Union
 10/31/17    Purchase of securities                 National             9        Cash            --               --
                                                    Union

                                                                                            2016
                                                                    -----------------------------------------------------
                                                                       Assets Received by        Assets Transferred by
                                                                           the Company                the Company
                                                                    ------------------------- ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value     Description   Statement Value Description
-----------  ----------------------------------- -----------------  --------- --------------- --------------- -----------
 01/25/16    Receivable for Capital Contribution   (a)AIG PC US       $650         Securities      $ --               --
 02/29/16    Capital Contribution                  AIG PC US           700         Securities        --               --
 06/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 09/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 Various     Sale of Securities                    The Variable        310                 --       310             Cash
                                                   Annuity Life
                                                   Insurance
                                                   Company
 Various     Purchase of Securities                American            187    Securities/Cash       187       Securities
                                                   General Life
                                                   Insurance
                                                   Company

(a)Refer to Note 11 for more details.

AIG Global Real Estate Investment Corp. ("AIGGRE") Restructure

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIGGRE (including its investment management affiliates), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018.

In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $276 (representing an approximately 23% equity interest therein), and contributed the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $209) and received a cash payment from the fund of approximately $24.

-------------------------------------------------------------------------------
38 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $621 (representing approximately 23% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $702) and received a cash payment from the fund of approximately $224.

Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $52 (representing an approximately 8% equity interest therein), and contributed cash to the fund (approximately $34).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I, after certain additional capital was called, was approximately $91, $134, and $24, respectively.

As of December 31, 2018 the Company's balance in the U.S. Fund I, U.S. Fund II and Europe Fund I was $101, $342, and $27, respectively.

D. Amounts Due to or from Related Parties
--------------------------------------------------------------------------------

At December 31, 2018 and 2017, the Company reported the following receivables/payables balances from/to its Ultimate Parent, subsidiaries and affiliates (excluding reinsurance transactions). Intercompany agreements have defined settlement terms and related receivables are reported as nonadmitted if balances due remain outstanding more than ninety days past the due date as specified in the agreement.

As of December 31,                                               2018    2017
------------------                                              ------- -------
Balances with AIG PC US                                         $   150 $    --
Balances with other member pool companies                            --       1
Balances with other affiliates                                      134       4
                                                                ------- -------
Receivable from parent, subsidiaries and affiliates             $   284 $     5
                                                                ------- -------
Balances with National Union                                    $   524 $   658
Balances with other member pool companies                            25      --
Balances with other affiliates                                       16      16
                                                                ------- -------
Payable to parent, subsidiaries and affiliates                  $   565 $   674
                                                                ======= =======

Current federal and foreign income taxes (payable) recoverable under the Tax Sharing Agreement at December 31, 2018 and 2017 were $(9) and $(12), respectively.

The Company did not change its methods of establishing terms regarding any transactions with its affiliates during the years ended December 31, 2018 or 2017.

E. Guarantees or Contingencies for Related Parties
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guarantees all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 10.

F. Management, Service Contract and Cost Sharing Arrangements
--------------------------------------------------------------------------------
As an affiliated company of AIG, the Company utilizes centralized services from AIG and its affiliates. The Company is allocated a charge for these services, based on the amount of incremental expense associated with operating the Company as a separate legal entity. The amount of expense allocated to the Company each period was determined based on an analysis of services provided to the Company.


-------------------------------------------------------------------------------
39 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table summarizes fees incurred related to affiliates that exceeded one-half of one percent of the Company's admitted assets during 2018, 2017 and 2016:

Affiliates                                             2018     2017     2016
----------                                           -------- -------- --------
AIG Claims Inc.                                      $    192 $    201 $    173
                                                     -------- -------- --------
   Total                                             $    192 $    201 $    173
                                                     ======== ======== ========

In 2018, 2017 and 2016 management service costs included severance expenses pertaining to an AIG-wide initiative to centralize work streams into lower cost locations and create a more streamlined organization.

G. Borrowed Money
--------------------------------------------------------------------------------
The Company (among other affiliates) is a borrower under a Loan Agreement, with AIG, as lender, pursuant to which the Company may borrow funds from AIG from time to time (the "Loan Facility"). The aggregate amount of all loans that may be outstanding under the Loan Facility at a given time is $500. As of December 31, 2018 and 2017, the Company had no outstanding liability pursuant to this Loan Facility.

Significant debt terms and covenants include the following:

    . The Company must preserve and maintain its legal existence while maintaining all rights, privileges and franchises necessary to the normal conduct of its business;

    . The Company must take, or cause to be taken, all other actions reasonably necessary or desirable to preserve and defend the rights of the Lender to payment hereunder, and to assure to the Lender the benefits hereof, and;

    . The Company must not merge with or into or consolidate with any other person, sell, transfer or dispose of all or substantially all of its assets or undergo any change in the control of its voting stock unless
       (a) such merger or consolidation is with or into a wholly-owned subsidiary of Lender, (b) such sale or transfer is to a wholly-owned subsidiary of the Lender or (c) the Company receives the prior written authorization from the Lender.

There have been no violations of the terms and covenants associated with the debt issuance.

Refer to Note 11E regarding funds borrowed from FHLB.

7. Reinsurance
--------------------------------------------------------------------------------
In the ordinary course of business, the Company may use both treaty and facultative reinsurance to minimize its net loss exposure to a) any single catastrophic loss event; b) an accumulation of losses from a number of smaller events; or c) provide greater risk diversification. Based on the terms of the reinsurance contracts, a portion of expected IBNR losses will be recoverable in accordance with terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and accordingly, is subject to the same uncertainties as the estimate of IBNR. Ceded amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are generally substantially collateralized. The Company remains liable to the extent that the reinsurers do not meet their obligation under the reinsurance contracts after any collateral is exhausted, and as such, the financial condition of the reinsurers is regularly evaluated and monitored for concentration of credit risk. In addition, the Company assumes reinsurance from other insurance companies.

-------------------------------------------------------------------------------
40 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table presents direct, assumed reinsurance and ceded reinsurance written and earned premiums for the years ended December 31, 2018, 2017 and 2016:

                                     2018              2017              2016
Years Ended December 31,       ----------------- ----------------- -----------------
                               Written   Earned  Written   Earned  Written   Earned
                               -------- -------- -------- -------- -------- --------
Direct premiums                $    482 $    672 $    682 $    592 $    715 $    481
Reinsurance premiums assumed:
   Affiliates                     7,221    7,322    7,243    7,527    8,658    8,182
   Non-affiliates                   147      192      298      276      311      217
                               -------- -------- -------- -------- -------- --------
       Gross premiums             7,850    8,186    8,223    8,395    9,684    8,880
                               -------- -------- -------- -------- -------- --------
Reinsurance premiums ceded:
   Affiliates                     1,063    1,268    1,264    1,205    1,513    1,169
   Non-affiliates                 1,803    1,909    1,928    2,020    1,903    1,659
                               -------- -------- -------- -------- -------- --------
       Net premiums            $  4,984 $  5,009 $  5,031 $  5,170 $  6,268 $  6,052
                               ======== ======== ======== ======== ======== ========

As of December 31, 2018 and 2017, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                               Unearned Premium Paid Losses and Reserves for Losses
                                   Reserves           LAE             and LAE
                               ---------------- --------------- -------------------
December 31, 2018:
   Affiliates                      $    759        $     51          $   9,034
   Non-affiliates                       501             314              8,567
                                   --------        --------          ---------
   Total                           $  1,260        $    365          $  17,601
                                   ========        ========          =========
December 31, 2017:
   Affiliates                      $  1,068        $     59          $   9,829
   Non-affiliates                       608             266              7,747
                                   --------        --------          ---------
   Total                           $  1,676        $    325          $  17,576
                                   ========        ========          =========

A. Reinsurance Return Commission
--------------------------------------------------------------------------------
The maximum amount of return commission which would have been due to reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2018 and 2017 with the return of the unearned premium reserve is as follows:

                          Assumed Reinsurance                Ceded Reinsurance                        Net
                   --------------------------------- --------------------------------- --------------------------------
                   Premium Reserve Commission Equity Premium Reserve Commission Equity Premium Reserve Commission Equity
                   --------------- ----------------- --------------- ----------------- --------------- -----------------
December 31, 2018
   Affiliates          $4,007            $825            $  759            $123            $3,248            $702
   All Other              117              24               501              81              (384)            (57)
                       ------            ----            ------            ----            ------            ----
Total                  $4,124            $849            $1,260            $204            $2,864            $645
                       ------            ----            ------            ----            ------            ----
December 31, 2017
   Affiliates          $4,150            $745            $1,068            $179            $3,082            $566
   All Other              161              29               608             102              (447)            (73)
                       ------            ----            ------            ----            ------            ----
Total                  $4,311            $774            $1,676            $281            $2,635            $493
                       ======            ====            ======            ====            ======            ====

-------------------------------------------------------------------------------
41 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Unsecured Reinsurance Recoverable

The aggregate unsecured reinsurance balances (comprising recoverables for paid and unpaid losses and LAE and unearned premium reserves) in excess of three percent of policyholders' surplus at December 31, 2018 and 2017 with respect to an individual reinsurer, and each of such reinsurer's related group members having an unsecured aggregate reinsurance balance with the company, are as follows:

Reinsurer                                                          2018   2017
---------                                                         ------ -------
Affiliates:
   Combined Pool*                                                 $7,321 $ 8,648
   Eaglestone                                                        645   1,019
   Other affiliates                                                   16       3
                                                                  ------ -------
   Total affiliates                                               $7,982 $ 9,670
                                                                  ------ -------
   Berkshire Hathaway Group                                        1,062   4,733
   Swiss Reinsurance Group                                           439     536
                                                                  ------ -------
Total Non-affiliates                                               1,501   5,269
                                                                  ------ -------
   Total affiliates and non-affiliates                            $9,483 $14,939
                                                                  ------ -------

* Includes intercompany pooling impact of $577 related to Unearned Premium Reserve, $6,486 related to Reserves for Losses and LAE and $13 related to Paid losses and LAE as of and for the year ended December 31, 2018, and $887, $7,505, and $17, respectively, as of and for the year ended December 31, 2017.

C. Reinsurance Recoverable in Dispute
--------------------------------------------------------------------------------
At December 31, 2018 and 2017, the aggregate of all disputed items did not exceed ten percent of capital and surplus and there were no amounts in dispute for any single reinsurer that exceeded five percent of capital and surplus. The total reinsurance recoverable balances in dispute are $46 and $58 as of December 31, 2018 and 2017, respectively.

D. Retroactive Reinsurance
--------------------------------------------------------------------------------
On January 20, 2017, the Combined Pool entered into an adverse development reinsurance agreement with NICO under which the Combined Pool ceded to NICO eighty percent of its reserve risk above an attachment point on substantially all of its U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, the Combined Pool ceded to NICO eighty percent of net paid losses on subject business on or after January 1, 2016 in excess of $25,000 of net paid losses, up to an aggregate limit of $25,000. At NICO's
80 percent share, NICO's limit of liability under the contract is $20,000. The Combined Pool paid consideration of approximately $10,188 in February 2017, including interest at 4 percent per annum from January 1, 2016 through date of payment. American Home's share of the consideration paid was $3,566. NICO placed the consideration received into a collateral trust account as security for NICO's claim payment obligations, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

American Home accounted for this transaction as prospective reinsurance, except that the surplus gain associated with the ADC has been reported in a segregated surplus account and does not form a part of the Company's Unassigned funds.

The total surplus gain recognized by the Combined Pool as of December 31, 2018 and 2017 was $1,984 and $1,426, respectively. American Home's share of this gain as of December 31, 2018 and 2017 was $920 and $689, respectively. The surplus gain is presented as segregated surplus and subject to the applicable dividend restrictions. This amount must be restricted in surplus until such time as the actual retroactive reinsurance recovered from NICO exceeds the consideration paid for the cession.

-------------------------------------------------------------------------------
42 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Reinsurance Agreements Qualifying for Reinsurer Aggregation
--------------------------------------------------------------------------------
In 2011, the Combined Pool companies entered into a loss portfolio transfer reinsurance agreement with Eaglestone, an affiliate, which provides coverage up to a limit of $5,000 for the Pool's net asbestos exposures. Effective the same date, Eaglestone retroceded the majority of this exposure to NICO, an unaffiliated company. NICO provides coverage up to a limit of $3,500 for subject business covered under the agreement. NICO administers claims and pursues amounts recoverable from the Combined Pool companies' reinsurers with respect to paid losses and loss adjustment expenses. To the extent that the prior reinsurers pay, the amounts are collected and retained by NICO. NICO maintains funds in trust for the benefit of Eaglestone under the contract; as of December 31, 2018 and 2017 the amount in trust was $3,291 and $3,703, respectively. The amount of the unexhausted limit under the NICO agreement as of December 31, 2018 and 2017 was $1,198 and $1,295, respectively. The Company has accounted for its cession to Eaglestone as prospective reinsurance.

8. Income Taxes
--------------------------------------------------------------------------------
U.S. TAX REFORM OVERVIEW

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

    . Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete

    . Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable

    . If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $588 attributable to the reduction in the U.S. corporate income tax rate. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. AIG filed the 2017 consolidated U.S. income tax return and the review of the primary impact of the Tax Act provisions on the Company's deferred taxes has been completed. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and have made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Property and Casualty Insurance Companies

The Tax Act modified computations of insurance reserves for property and casualty insurance companies. Specifically, the Act extends the discount period for certain long-tail lines of business from 10 years to 24 years and increases the discount rate, replacing the applicable federal rate for a higher-yield corporate bond rate, and eliminates the election allowing companies to use their historical loss payment patterns for loss reserve discounting. Adjustments related to the differences in insurance reserves balances computed historically versus the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to a new deferred tax liability. At December 31, 2017, the Company recorded a provisional estimate of $74 with respect to this deferred tax liability. This increase in deferred tax liability was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

-------------------------------------------------------------------------------
43 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computation and recorded offsetting decreases of $21 to both the deferred tax liability and deferred tax asset.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of the Company's deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on the Company's determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed the review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2018 and 2017 are as follows:

                                     12/31/2018              12/31/2017                Change
                               ----------------------- ----------------------- ---------------------
                               Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                               -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA                       $1,028   $227   $1,255  $1,000   $167   $1,167   $ 28     $60   $ 88
Statutory Valuation Allowance       --     57       57      --     20       20     --      37     37
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Adjusted Gross DTA               1,028    170    1,198   1,000    147    1,147     28      23     51
Nonadmitted DTA                    127     --      127      13     --       13    114      --    114
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Subtotal Admitted DTA              901    170    1,071     987    147    1,134    (86)     23    (63)
DTL                                129    170      299     173    147      320    (44)     23    (21)
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Net Admitted DTA/(DTL)          $  772   $ --   $  772  $  814   $ --   $  814   $(42)    $--   $(42)
                                ======   ====   ======  ======   ====   ======   ====     ===   ====

At December 31, 2018, the Company recorded gross deferred tax assets ("DTA") of $1,255. A valuation allowance was established on net capital deferred tax assets of $57 as it is management's belief that certain assets will not be realized in the foreseeable future. Tax planning strategies had no impact on the determination of the net admitted DTA.

The following table shows the summary of the calculation for the net admitted DTA as of December 31, 2018 and 2017:

                                12/31/2018             12/31/2017                Change
                          ---------------------- ----------------------- ---------------------
                          Ordinary Capital Total Ordinary Capital Total  Ordinary Capital Total
                          -------- ------- ----- -------- ------- ------ -------- ------- -----
Adjusted gross DTAs
  realizable within 36
  months or 15 percent
  of statutory surplus
  (the lesser of 1 and 2
  below)                     772      --     772    814      --      814    (42)     --    (42)
   1. Adjusted gross
     DTAs realizable
     within 36 months        774      --     774    816      --      816    (42)     --    (42)
   2. 15 percent of
     statutory surplus        NA      NA     772     NA      NA      814     NA      NA    (42)
Adjusted gross DTAs that
  can be offset against
  DTLs                       129     170     299    173     147      320    (44)     23    (21)
                            ----     ---   -----   ----    ----   ------   ----     ---   ----
   Total DTA admitted as
     the result of
     application of SSAP
     101                    $901     170   1,071   $987    $147   $1,134   $(86)    $23   $(63)
                            ====     ===   =====   ====    ====   ======   ====     ===   ====

-------------------------------------------------------------------------------
44 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                              2018      2017
                                                            --------  --------
Ratio percentage used to determine recovery period and
  threshold limitation amount                                    388%      369%
Amount of adjusted capital and surplus used to determine
  recovery period and threshold limitation in (2) above.    $  5,151  $  5,424

The following table shows the components of the current income tax expense (benefit) for the periods listed:

For the years ended December 31,                    2018      2017     Change
--------------------------------                  --------  --------  --------
Federal income tax                                $    (63) $    (79) $     16
Foreign income tax                                       9        10        (1)
                                                  --------  --------  --------
Subtotal                                               (54)      (69)       15
                                                  --------  --------  --------
Federal income tax on net capital gains                 69        82       (13)
                                                  --------  --------  --------
Federal and foreign income taxes incurred         $     15  $     13  $      2
                                                  ========  ========  ========

The following table shows the components of the DTA split between ordinary and capital DTA as of December 31, 2018 and 2017:

                                                      2018     2017    Change
                                                    -------- -------- --------
Ordinary
Discounting of unpaid losses                        $    151 $    192 $    (41)
Nonadmitted assets                                        19       25       (6)
Unearned premium reserve                                 158      173      (15)
Bad debt expense                                          11       15       (4)
Net operating loss carry forward                         501      423       78
Foreign tax credit carry forward                          79       62       17
Investments                                               26       32       (6)
Mortgage Contingency Reserve                              29       22        7
Intangible Assets                                         14       15       (1)
Other temporary differences                               40       41       (1)
                                                    -------- -------- --------
Subtotal                                               1,028    1,000       28
Nonadmitted                                              127       13      114
                                                    -------- -------- --------
Admitted ordinary deferred tax assets               $    901 $    987 $    (86)
                                                    -------- -------- --------
Capital
Investments                                         $    211 $    162 $     49
Net capital loss carry forward                             1       --        1
Unrealized capital losses                                 15        5       10
                                                    -------- -------- --------
Subtotal                                                 227      167       60
                                                    -------- -------- --------
Statutory valuation allowance                             57       20       37
                                                    -------- -------- --------
Admitted capital deferred tax assets                     170      147       23
                                                    -------- -------- --------
Admitted deferred tax assets                        $  1,071 $  1,134 $    (63)
                                                    ======== ======== ========

-------------------------------------------------------------------------------
45 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table shows the components of the DTL split between ordinary and capital DTL as of December 31, 2018 and 2017:

                                                         2018    2017   Change
                                                        ------- ------- ------
Ordinary
Investments                                             $    72 $    86 $  (14)
Tax Act adjustment to discounting of unpaid losses           47      74    (27)
Section 481(a) adjustment                                     3       6     (3)
Other temporary differences                                   7       7     --
                                                        ------- ------- ------
Subtotal                                                    129     173    (44)
                                                        ------- ------- ------
Capital
Investments                                             $   108 $    45 $   63
Unrealized capital gains (losses)                            61     101    (40)
Other temporary differences                                   1       1     --
                                                        ------- ------- ------
Subtotal                                                    170     147     23
                                                        ------- ------- ------
Deferred tax liabilities                                    299     320    (21)
                                                        ------- ------- ------
Net deferred tax assets/liabilities                     $   772 $   814 $  (42)
                                                        ======= ======= ======

The change in net deferred tax assets is comprised of the following:

                                                       2018     2017    Change
                                                     -------  -------  -------
Adjusted gross deferred tax assets                   $ 1,198  $ 1,147  $    51
Total deferred tax liabilities                          (299)    (320)      21
                                                     -------  -------  -------
Net deferred tax assets/ (liabilities)                   899      827       72
Tax effect of unrealized gains (losses)                                     50
                                                                       -------
Total change in net deferred tax                                       $    22
                                                                       =======
Change in deferred tax - current year                                       39
                                                                       -------
Change in deferred tax - current year - other
  surplus items                                                             (8)
                                                                       -------
Change in deferred tax - current year - total                               31
                                                                       -------
Change in deferred tax - prior period correction                            (9)
                                                                       -------
Total change in deferred tax - current year                            $    22
                                                                       -------

The following table shows the components of opening surplus adjustments on current and deferred taxes for the year ended December 31, 2018:

                                                       Current Deferred  Total
                                                       ------- -------- ------
SSAP 3 impact:
SSAP 3 - general items                                 $    13  $  (10) $    3
SSAP 3 - statutory valuation allowance                      --       4       4
                                                       -------  ------  ------
Subtotal SSAP 3                                             13      (6)      7
SSAP 3 - unrealized gain/loss                               --      (3)     (3)
                                                       -------  ------  ------
SSAP 3 - adjusted tax assets and liabilities                13      (9)      4
SSAP 3 - nonadmitted impact                                 --       6       6
                                                       -------  ------  ------
Total SSAP 3 impact                                    $    13  $   (3) $   10
                                                       =======  ======  ======

-------------------------------------------------------------------------------
46 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The provision for federal and foreign income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents a reconciliation of such differences in arriving at total taxes related to the Company for the years ended December 31, 2018, 2017 and 2016:

                                                                           2018          2017          2016
                                                                       ------------  ------------  ------------
                                                                               Tax           Tax           Tax
Description                                                            Amount Effect Amount Effect Amount Effect
-----------                                                            ------ ------ ------ ------ ------ ------
Net Income (Loss) Before Federal Income Taxes and Capital Gains Taxes  $(263)  $(55) $(380) $(133) $(216) $ (76)
Book to Tax Adjustments:
Tax Exempt Income, net of proration                                      (34)    (7)   (71)   (25)  (118)   (41)
Transfer Pricing                                                          --     --     --     --     (5)    (2)
Change in Nonadmitted Assets                                              28      6     46     16     19      7
Change in Tax Position                                                    --     --     --      2     --     17
Statutory Valuation Allowance                                             --     40     --     (5)    --     32
Return to Provision                                                       --     (1)    --     (3)    --     (7)
Change in contingency reserve                                            (31)    (7)   (39)   (14)   (44)   (15)
Impact of Tax Act                                                                --     --    588     --     --
Real Estate Redemption                                                    --     --    (72)   (25)    --     --
Other                                                                     36      8      6      6      2     --
                                                                       -----   ----  -----  -----  -----  -----
Total Book to Tax Adjustments                                             (1)    39   (130)   540   (146)    (9)
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $(264)  $(16) $(510) $ 407  $(362) $ (85)
                                                                       =====   ====  =====  =====  =====  =====
Federal and Foreign Income Taxes Incurred                                 --    (54)    --    (69)    --    (34)
Federal Income Tax on Net Capital Gains                                   --     69     --     82     --     61
Change in Net Deferred Income Taxes                                       --    (31)    --    394     --   (118)
Less: Change in Deferred Tax - Other Surplus Items                        --     --     --     --     --      6
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $  --   $(16) $  --  $ 407  $  --  $ (85)
                                                                       =====   ====  =====  =====  =====  =====

Operating loss and tax credit carry-forwards
At December 31, 2018 the Company had net operating loss carry forwards expiring through the year 2038 of:  $2,386
At December 31, 2018 the Company had net capital loss carry forwards expiring through the year 2023 of:    $    4
At December 31, 2018, the Company had no AMT credit carry forwards.                                        $   --
At December 31, 2018 the Company had foreign tax credits expiring through the year 2028 of:                $   79

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (IRS) Code as of December 31, 2018. The Company does not believe that the liability related to any federal or foreign tax loss contingencies will significantly change within the next 12 months. A reasonable estimate of such change cannot be made at this time.

As of December 31, 2018, there was a $18 liability related to uncertain tax positions.

The U.S is the only major tax jurisdiction of the Company. The statute of limitations for all tax years prior to 2000 has expired for the consolidated federal income tax return. The Company is currently under examination for the tax years 2000 through 2013 and open to examination through 2017.

The following table lists those companies that form part of the 2018 AIG consolidated federal income tax return:

-------------------------------------------------------------------------------
47 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------- ------------------------- ------------------------
245 LGC Hotel Owner LLC   A.I. Credit Consumer      A.I. Credit Corp.         ABI Holdings LLC          AGC Life Insurance
                          Discount Company                                                              Company
AGLIC GRE Harrison        AH Land 1470 Palmetto,    AH SubGP 1000 Woodwind    AH SubGP 1007 Highland    AH SubGP 1008 Castle
Investor, LLC             LLC                       Lakes, LLC                Meadow, LLC               Highlands, LLC
AH SubGP 1020             AH SubGP 1045             AH SubGP 1098 Green       AH SubGP 1120 Camp        AH SubGP 1122 English
Collingham, LLC           Montgomery, LLC           Pines, LLC                Verde, LLC                Oaks, LLC
AH SubGP 1158 Flat Iron,  AH SubGP 1167             AH SubGP 1199 Rancho Del  AH SubGP 1207 Park        AH SubGP 1209
LLC                       Steeplechase, LLC         Sol, LLC                  Place, LLC                Honeycreek, LLC
AH SubGP 1210 Geronimo,   AH SubGP 1211 Mision Del  AH SubGP 1212 Painted     AH SubGP 1248 North       AH SubGP 1263 West
LLC                       Valle, LLC                Desert, LLC               Vista, LLC                Virginia, LLC
AH SubGP 1324 Crossings   AH SubGP 1371 University  AH SubGP 1384 Woodglen,   AH SubGP 1422 Gardens at  AH SubGP 1433 Magnolia,
at Heritage, LLC          Square, LLC               LLC                       Stafford, LLC             LLC
AH SubGP 1470 Palmetto,   AH SubGP 1535 Hunter's    AH SubGP 1548 Walnut, LLC AH SubGP 1551 Spanish     AH SubGP 1597 Broadmoor,
LLC                       Run, LLC                                            Creek, LLC                LLC
AH SubGP 1600 Rainer, LLC AH SubGP 1631 Broadway,   AH SubGP 1661 Woodchase,  AH SubGP 1694 Sonoma, LLC AH SubGP 206 West Park,
                          LLC                       LLC                                                 LLC
AH SubGP 245 Garland, LLC AH SubGP 306 Piedmont,    AH SubGP 348 River Run,   AH SubGP 39 Wellington    AH SubGP 472 Carolina
                          LLC                       LLC                       Place, LLC                Spring, LLC
AH SubGP 474 Arrowhead    AH SubGP 479 Sunrise, LLC AH SubGP 503 Southgate    AH SubGP 516              AH SubGP 585 St. Clair,
Ridge, LLC                                          II, LLC                   Merrilltown, LLC          LLC
AH SubGP 586 Charlotte    AH SubGP 592 Waterford    AH SubGP 603 Casa         AH SubGP 672 Kings        AH SubGP 675 Greenbrier,
Spring, LLC               at Summit View, LLC       Grande, LLC               Crest, LLC                LLC
AH SubGP 706 River Run    AH SubGP 716 Villas of    AH SubGP 757 Argyle       AH SubGP 785 Mayfield,    AH SubGP 787 North
II, LLC                   Mission Bend, LLC         Avenue, LLC               LLC                       Knoll, LLC
AH SubGP 821 San Luis     AH SubGP 835 Whispering,  AH SubGP 911 Mainland,    AH SubGP 914 Grand        AH SubGP 919 MS
Bay, LLC                  LLC                       LLC                       Pointe II, LLC            Loveland, LLC
AH SubGP 929 Collinwood,  AH SubGP 935 Dunlop       AH SubGP 936 Emmaus, LLC  AH SubGP 940 Crescent     AH SubGP 943 Southcreek,
LLC                       farms, LLC                                          Pointe, LLC               LLC
AH SubGP 997 Maxey, LLC   AH SubGP GAG Gandolf, LLC AH SubGP MDL, LLC         AHAC GRE Harrison         AICCO, Inc. [Delaware]
                                                                              Investor, LLC
AIG Aerospace Adjustment  AIG Aerospace Insurance   AIG Asset Management      AIG Assurance Company     AIG BG Holdings LLC
Services, Inc.            Services, Inc.            (U.S.), LLC
AIG Capital Corporation   AIG Capital Services,     AIG Castle Holdings II    AIG Castle Holdings LLC   AIG Central Europe & CIS
                          Inc.                      LLC                                                 Insurance Holdings
                                                                                                        Corporation
AIG Century               AIG Claims, Inc.          AIG Commercial Equipment  AIG Commercial Equipment  AIG Consumer Finance
Verwaltungsgesellschaft                             Finance Company, Canada   Finance, Inc.             Group, Inc.
mbH
AIG Credit (Europe)       AIG Credit Corp.          AIG Direct Insurance      AIG Employee Services,    AIG Equipment Finance
Corporation                                         Services, Inc.            Inc.                      Holdings, Inc.
AIG Europe Holdings       AIG FCOE, Inc.            AIG Federal Savings Bank  AIG Financial Advisor     AIG Financial Products
Limited                                                                       Services, Inc.            Corp.
AIG Fund Services, Inc.   AIG G5, Inc.              AIG Global Asset          AIG Global Capital        AIG Global Real Estate
                                                    Management Holdings Corp. Markets Securities, LLC   Investment (Europe)
                                                                                                        Limited
AIG Global Real Estate    AIG Global Real Estate    AIG Global Real Estate    AIG Home Loan 1, LLC      AIG Home Loan 2, LLC
Investment Corp.          Investment Corp. [Russia] Investment de Mexico, S.
                                                    de R.L. de C.V.
AIG Home Loan 3, LLC      AIG Home Loan 4, LLC      AIG Home Loan 5, LLC      AIG Insurance Management  AIG International Inc.
                                                                              Services, Inc.
AIG Kirkwood, Inc.        AIG Korean Real Estate    AIG Life Holdings, Inc.   AIG Life of Bermuda, Ltd. AIG Lodging
                          Development YH                                                                Opportunities, Inc.

-------------------------------------------------------------------------------
48 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------  ------------------------  -------------------------
AIG Markets, Inc.         AIG Matched Funding Corp. AIG MEA Investments and   AIG MEA Investments and   AIG Mortgage Capital, LLC
                                                    Services, Inc. [Dubai     Services, LLC
                                                    Airport Free Zone]
AIG North America, Inc.   AIG Offshore Systems      AIG PC European           AIG PC Global Services,   AIG PC Global Services,
                          Services, Inc.            Insurance Investments     Inc.                      Inc. United Kingdom
                                                    Inc.                                                branch
AIG Portfolio Solutions   AIG Procurement           AIG Property Casualty     AIG Property Casualty     AIG Property Casualty
LLC                       Services, Inc.            Company                   Europe Financing Limited  Inc.
AIG Property Casualty     AIG Property Casualty     AIG Realty, Inc.          AIG Relocation, Inc.      AIG S1, Inc.
International, LLC        U.S., Inc.
AIG Securities Lending    AIG Shared Services       AIG Shared Services       AIG Shared Services       AIG Specialty Insurance
Corp.                     Corporation               Corporation - Management  Corporation               Company
                                                    Services                  (Philippnines Branch)
AIG Spring Ridge I, Inc.  AIG Technologies, Inc.    AIG Trading Group Inc.    AIG Travel Assist, Inc.   AIG Travel EMEA Limited
AIG Travel Europe Limited AIG Travel, Inc.          AIG United Guaranty       AIG United Guaranty,      AIG Warranty Services of
                                                    Agenzia Di Assicurazione  Sociedad Limitada         Florida, Inc.
                                                    S.R.L.
AIG Warranty Services,    AIG WarrantyGuard, Inc.   AIG.COM, Inc.             AIG-FP Capital            AIG-FP Matched Funding
Inc.                                                                          Preservation Corp.        Corp.
AIG-FP Pinestead          AIG-FP Private Funding    AIG-FP Structured         AIGGRE 19 Chapin          AIGGRE 251 West 30th
Holdings Corp.            (Cayman) Limited          Finance (Cayman) Limited  Investor LLC              Street Investor LLC
AIGGRE 401 Hennepin       AIGGRE 520 Eola Investor  AIGGRE 5th and Summit     AIGGRE 6037 Investor LLC  AIGGRE 950 Second
Investor LLC              LLC                       Investor LLC                                        Investor, LLC
AIGGRE Bartlett Investor  AIGGRE Bartlett Investor  AIGGRE Beachwalk          AIGGRE Bellevue II        AIGGRE Bellevue
I LLC                     II LLC                    Investor LLC              Investor LLC              Investor, LLC
AIGGRE Bonita Springs     AIGGRE Bridges/Angeline   AIGGRE Carrollton         AIGGRE Cherry Creek       AIGGRE City Center
Investor LLC              Investor, LLC             Investor LLC              Investor, LLC             Investor LLC
AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe
Coconut Creek Investor    Investor LLC              Platform LLC              Stuart Investor LLC       Tallahassee Investor LLC
LLC
AIGGRE Columbia Hotel     AIGGRE Columbia Pike, LLC AIGGRE Consolidated       AIGGRE Corte Madera, LLC  AIGGRE Crescent Bellevue
Investor LLC                                        Retail Holdco LLC                                   Investor LLC
AIGGRE Crest Ridge        AIGGRE D36 Investor LLC   AIGGRE Dakota Springs     AIGGRE DC Ballpark        AIGGRE Dunwoody
Senior Housing Investor                             Investor LLC              Investor, LLC             Investor, LLC
LLC
AIGGRE Edgewater          AIGGRE Emerald Bay Club   AIGGRE EOLA, LLC          AIGGRE Fairfax, LLC       AIGGRE Fairways Investor
Investor LLC              Investor LLC                                                                  LLC
AIGGRE Forest City West   AIGGRE Foundry Investor   AIGGRE Gainesville West   AIGGRE Gardens Investor,  AIGGRE GT Assisted
Village Investor, LLC     LLC                       38 Investor LLC           LLC                       Living Investor, LLC
AIGGRE Hazel Dell         AIGGRE Hill7 Investor LLC AIGGRE Hyde Park, LLC     AIGGRE Island Club        AIGGRE King's Crossing
Investor LLC                                                                  Investor LLC              Investor LLC
AIGGRE Lake Norman        AIGGRE Lane Field         AIGGRE Laurel Towne       AIGGRE Lexington Hotel    AIGGRE Livermore
Investor LLC              Investor LLC              Centre Investor LLC       Investor LLC              Longfellow Investor LLC
AIGGRE LSU Baton Rouge,   AIGGRE Maple, LLC         AIGGRE Market Street II   AIGGRE Market Street LLC  AIGGRE Metro Place, LLC
LLC                                                 LLC
AIGGRE Mills Investor LLC AIGGRE MXIP-OD l LLC      AIGGRE MXIP-OD ll LLC     AIGGRE Mystic, LLC        AIGGRE Naples Investor
                                                                                                        LLC
AIGGRE Nashville Hotel    AIGGRE North Central      AIGGRE North Getty        AIGGRE Oakland Investor   AIGGRE Papermill
Investor LLC              Investor LLC              Investor LLC              LLC                       Investor I LLC
AIGGRE Papermill          AIGGRE Park Central II    AIGGRE Park Central, LLC  AIGGRE Paterson Investor  AIGGRE Peachtree, LLC
Investor II LLC           Investor LLC                                        LLC

-------------------------------------------------------------------------------
49 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------  ------------------------- ------------------------- -------------------------
AIGGRE Pearl Block 136    AIGGRE Rancho Dominguez   AIGGRE Redmond Investor,  AIGGRE Retail Investor    AIGGRE Retail Investor
Investor LLC              Investor LLC              LLC                       I, LLC                    II, LLC
AIGGRE Ritz Block         AIGGRE Riverfront, LLC    AIGGRE Riverhouse         AIGGRE San Pedro          AIGGRE Solana Olde Town
Investor LLC                                        Investor LLC              Industrial Owner LLC      Investor LLC
AIGGRE St. Charles        AIGGRE St. Simons         AIGGRE ST. Tropez         AIGGRE SWII Investor LLC  AIGGRE Tampa Parkland
Investor LLC              Investor LLC              Investor LLC                                        GP, LLC
AIGGRE Tampa Parkland,    AIGGRE Toringdon          AIGGRE Torrance II LLC    AIGGRE Torrance, LLC      AIGGRE UMN Hotel
LLC                       Investor LLC                                                                  Investor LLC
AIGGRE Uptown Village     AIGGRE Vantage Point      AIGGRE Vista, LLC         AIGGRE Williamsburg LLC   AIGGRE Windy Ridge
Investor LLC              Investor LLC                                                                  Investor LLC
AIU Insurance Company     AIUH LLC                  Akita, Inc.               Alabaster Capital LLC     AM Holdings LLC
Ambler Holding Corp.      American Athletic Club,   American General Annuity  American General          American General
                          Inc.                      Service Corporation       Assignment Corporation    Assignment Corporation
                                                                                                        of New York
American General          American General Life     American General Life     American General Life     American General Realty
Insurance Agency, Inc.    Insurance Co.             Insurance Company         Services Company, LLC     Investment Corporation
American Home Assurance   American International    American International    American International    American International
Company                   Facilities Management,    Group, Inc.               Realty Corporation        Reinsurance Company, Ltd.
                          LLC
Applewood Funding Corp.   Barnegat Funding Corp.    Barnegat Funding Trust    Blackbird Investments LLC Blackcap Investments LLC
                                                    2016-1
Bluewood Investments LLC  Branch Retail Partners    C&I UK Investments Ltd.   CAP Investor 1, LLC       CAP Investor 10, LLC
                          Consolidated, L.P.
CAP Investor 2, LLC       CAP Investor 4, LLC       CAP Investor 5, LLC       CAP Investor 8, LLC       Castle 2003-2 Trust
Castle US Inc.            CEF Lease Holding, LLC    Charleston Bay SAHP Corp. Chartis Excess Limited    Cherrywood Investments
                                                                                                        LLC
Commerce and Industry     Connective Mortgage       Crossings SAHP Corp.      Curzon Funding Limited    Curzon Funding LLC
Insurance Company         Advisory Company
Curzon Street Funding     Deerfield Gillete, LLC    Design Professionals      DIL/SAHP Corp.            Eaglestone Reinsurance
Designated Activity                                 Association Risk                                    Company
Company                                             Purchasing Group, Inc.
Eastcheap Investments     Eastgreen, Inc.           F 2000, Inc.              Falls Church Corporate    First Principles Capital
(Cayman) Limited                                                              Center LLC                Management, LLC
Fischbach L.L.C.          Flamebright Investment    Forest SAHP Corp.         FQA Master Tenant MM, LLC French Quarter
                          Limited                                                                       Apartments Manager, LLC
Global Loss Prevention,   Global Loss Prevention,   Grand Savannah SAHP Corp. Granite State Insurance   Graphite Management LLC
Inc.                      Inc. [Canada]                                       Company
Hamilton Customer Care    Hamilton Insurance        Hamilton Services, LLC    Hamilton Specialty        Hamilton U.S. Holdings,
Insurance Services, LLC   Company                                             Insurance Company         Inc.
Health Direct, Inc.       HPIS Limited              HPSC Hotel Owner LLC      HUMAN CONDITION SAFETY,   Illinois National
                                                                              INC.                      Insurance Co.
Knickerbocker Corporation Lavastone Capital LLC     Lexington Insurance       Livetravel, Inc.          Lower Makefield Investor
                                                    Company                                             LLC
LSTREET I, LLC            LSTREET II, LLC           MG Reinsurance Limited    MIP Mezzanine, LLC        MIP PE Holdings, LLC
Morefar Marketing, Inc.   Mt. Mansfield Company,    National Union Fire       National Union Fire       New Hampshire Insurance
                          Inc.                      Insurance Company Of      Insurance Company Of      Company
                                                    Pittsburgh                Vermont
Nightingale Finance       Nightingale Finance LLC   NSM Holdings, Inc.        NSM Investments, Inc.     OHCAP Investor 12, LLC
Limited
Orangewood Investments    Peachwood, LLC            Pearce & Pearce, Inc.     Persimmon LLC             Pine Street Real Estate
LLC                                                                                                     Holdings Corp.
Plumwood, LLC             Prairie SAHP Corp.        Quartz Holdings LLC       Raptor Funding Corp.      Rialto Melbourne
                                                                                                        Investor LLC

-------------------------------------------------------------------------------
50 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------  ------------------------  ------------------------- ------------------------- -------------------------
Risk Specialists          Rokland Limited           SA Affordable Housing,    SA Investment Group, Inc. SAAHP GP Corp.
Companies Insurance                                 LLC
Agency, Inc.
SAFG Retirement           SAHP GA III - SC LLC      SAHP NCCAP 18, LLC        SAHP NCCAP 19, LLC        SAI Deferred
Services, Inc.                                                                                          Compensation Holdings,
                                                                                                        Inc.
Sandstone (2017) Ltd.     SCSP Corp.                Service Net Solutions of  Service Net Warranty, LLC Seventh Street Funding
                                                    Florida, LLC                                        LLC
Slate Capital LLC         SLP Housing GPDNAC, LLC   SNW Insurance Agency, LLC SPIA I LLC                Spicer Energy LLC
Spicer Holding Corp.      Spruce Peak Realty, LLC   Stoneland Limited         Stowe Country Club LLC    Stowe Mountain Holdings,
                                                                                                        Inc.
SubGen NT, Inc.           SunAmerica Affordable     SunAmerica Asset          SunAmerica Fund Assets    SunAmerica Fund Assets
                          Housing Partners, Inc.    Management, LLC           101, LLC                  107, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
115, LLC                  123, LLC                  125, LLC                  127, LLC                  130, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
133, LLC                  134, LLC                  138, LLC                  155, LLC                  167, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
46, LLC                   47, LLC                   48, LLC                   51, LLC                   52, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
53, LLC                   54, LLC                   56, LLC                   57, LLC                   58, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
59, LLC                   60, LLC                   62, LLC                   63, LLC                   64, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
65, LLC                   67, LLC                   68, LLC                   69, LLC                   70, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
71, LLC                   72, LLC                   73, LLC                   74, LLC                   75, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
76, LLC                   77, LLC                   78, LLC                   79, LLC                   80, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
82, LLC                   85, LLC                   86, LLC                   88, LLC                   90, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
92, LLC                   95, LLC                   96, LLC                   II, LLC                   VII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
VIII, LLC                 XI, LLC                   XIII, LLC                 XIX, LLC                  XL, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XLI, LLC                  XLII, LLC                 XLIII, LLC                XVII, LLC                 XVIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXIV, LLC                 XXIX, LLC                 XXV, LLC                  XXVI, LLC                 XXVII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXVIII, LLC               XXX, LLC                  XXXI, LLC                 XXXII, LLC                XXXIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXXIV, LLC                XXXIX, LLC                XXXVI, LLC                XXXVII, LLC               XXXVIII, LLC
SunAmerica Fund Assets,   SunAmerica Georgia        SunAmerica Life           SunAmerica Retirement     The Insurance Company of
LLC                       Investors III, LLC        Reinsurance Company       Markets, Inc.             the State of Pennsylvania
The United States Life    The United States Life    The Variable Annuity      The Variable Annuity      Travel Guard Americas LLC
Insurance Company in the  Insurance Company in the  Life Ins. S/A             Life Insurance Company
City of New York          City of NY
Travel Guard Group, Inc.  U G Corporation           United Guaranty Corp.     VALIC Financial           VALIC Retirement
                                                                              Advisors, Inc.            Services Company
Webatuck Corp.            Yellowwood Investments
                          LLC

-------------------------------------------------------------------------------
51 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


9. Capital and Surplus and Dividend Restrictions
--------------------------------------------------------------------------------

A. Dividend Restrictions
--------------------------------------------------------------------------------

Under New York law, the Company may pay cash dividends only from Unassigned surplus determined on a statutory basis.

New York domiciled companies are restricted (on the basis of the lower of 10 percent of statutory earned surplus as defined in NY Insurance Law section 4105, adjusted for special surplus items, as of the last statement on file with the Superintendent, or 100 percent of adjusted net investment income for the preceding thirty-six month period ended as of the last statement on file with the Superintendent) as to the amount of ordinary dividends they may declare or pay in any twelve-month period without the prior approval of the NY DFS. The maximum dividend amount the Company can pay in 2019, as of December 31, 2018 is $0.

Other than the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to the stockholders.

The Company did not pay any dividends in 2018 and 2017.

B. Capital & Surplus
--------------------------------------------------------------------------------
Changes in balances of special surplus funds are due to adjustments in the amounts of reserves transferred under retroactive reinsurance agreements and when cash recoveries exceed the consideration paid.

The portion of Unassigned surplus at December 31, 2018 and 2017 represented or reduced by each item below is as follows:

                                                        As Adjusted*
   Years Ended December 31,                      2018       2017       2017
   ------------------------                    -------- ------------ --------
   Unrealized gains and losses (net of taxes)  $    148   $    290   $    244
   Nonadmitted asset values                       (216)      (125)      (130)
   Provision for reinsurance                       (30)       (20)       (20)

*  As Adjusted includes SSAP 3 prior year adjustments

The Company exceeded minimum RBC requirements at both December 31, 2018 and 2017.

10.Contingencies
--------------------------------------------------------------------------------

A. Legal Proceedings
--------------------------------------------------------------------------------
In the normal course of business, AIG and its subsidiaries are, like others in the insurance and financial services industries in general, subject to regulatory and government investigations and actions, and litigation and other forms of dispute resolution in a large number of proceedings pending in various domestic and foreign jurisdictions. Certain of these matters involve potentially significant risk of loss due to potential for significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from these matters. In AIG's insurance and reinsurance operations, litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and litigation and arbitration in which its subsidiaries defend or indemnify their insureds under insurance contracts, are generally considered in the establishment of loss reserves. Separate and apart from the foregoing matters involving insurance and reinsurance coverage, AIG, its subsidiaries and their respective officers and directors are subject to a variety of additional types of legal proceedings brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith and violations of federal and state statutes and regulations. With respect to these other categories of matters not arising out of claims for insurance or reinsurance coverage, the Company establishes reserves for loss contingencies when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from legal proceedings may exceed the amount of liabilities that has been recorded in its financial statements covering these matters. While such potential future charges could be material, based on information currently known to management, management does not believe, other than may be discussed below, that any such charges are likely to have a material adverse effect on the Company's financial position or results of operation.

-------------------------------------------------------------------------------
52 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries into, among other matters, the business practices of current and former operating insurance subsidiaries. The Company has cooperated, and will continue to cooperate, in producing documents and other information in response to such requests.

B. Leases
--------------------------------------------------------------------------------
Lease expenses are allocated to the Company based upon the percentage of space occupied with the final share of cost based upon its percentage participation in the Combined Pool.

C. Other Commitments
--------------------------------------------------------------------------------
As part of its hedge fund, private equity and real estate equity portfolio investments, as of December 31, 2018, the Company may be called upon for additional capital investments of up to $780.

At December 31, 2018 the Company had $273 of outstanding commitments related to various funding obligations associated with investments in commercial and residential mortgage loans.

D. Guarantees
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that a guaranteed entity failed to make payments due under policies of insurance issued during the period of the guarantee. The Company has not been required to perform under any of the guarantees. The Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entity during the period in which the guarantee was in force.

Each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Additionally, the Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with hold harmless agreements relative to the guarantee of the divested affiliate. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

The following schedule sets forth the effective and termination dates (agreements with guarantees in run off), of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets and policyholder surplus for each guaranteed entity as of December 31, 2018:

-------------------------------------------------------------------------------
53 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                        Policyholder    Invested   Estimated  Policyholders'
                                                                Date    Obligations @   Assets @     Loss @      Surplus
Guaranteed Company                               Date Issued Terminated  12/31/2018    12/31/2018  12/31/2018   12/31/2018
------------------                               ----------- ---------- ------------- ------------ ---------- --------------
21st Century Advantage Insurance Company (f/
  k/a AIG Advantage Insurance Company )          12/15/1997   8/31/2009  $        61  $     28,171    $--      $    29,997
21st Century North America Insurance Company
  (f/k/a American International Insurance
  Company )                                       11/5/1997   8/31/2009       14,310       579,237     --          582,160
21st Century Pinnacle Insurance Company (f/k/a
  American International Insurance Company of
  New Jersey)                                    12/15/1997   8/31/2009        1,863        42,599     --           43,351
21st Century Superior Insurance Company (f/k/a
  American International Insurance Company of
  California, Inc.)                              12/15/1997   8/31/2009           --        29,756     --           31,378
AIG Edison Life Insurance Company (f/k/a GE
  Edison Life Insurance Company)                  8/29/2003   3/31/2011    6,171,405    90,562,013     --        2,096,371
American General Life and Accident Insurance
  Company *                                        3/3/2003   9/30/2010    1,455,005   171,697,141     --        6,350,255
American General Life Insurance Company *          3/3/2003  12/29/2006    7,848,780   171,697,141     --        6,350,255
American International Assurance Company
  (Australia) Limited **                          11/1/2002  10/31/2010      443,000     1,799,000     --          574,000
Chartis Europe, S.A. (f/k/a AIG Europe, S.A.) *   9/15/1998  12/31/2012    4,874,370    12,971,749     --        4,024,837
AIG Seguros Mexico, S.A. de C.V. (f/k/a AIG
  Mexico Seguros Interamericana, S.A. de
  C.V.) *                                        12/15/1997   3/31/2015      113,503       148,770     --          132,764
Chartis UK (f/k/a Landmark Insurance
  Company, Limited (UK)) *                         3/2/1998  11/30/2007      227,494    12,971,749     --        4,024,837
Farmers Insurance Hawaii (f/k/a AIG Hawaii
  Insurance Company, Inc.)                        11/5/1997   8/31/2009          587        98,707     --           96,108
Lloyd's Syndicate (1414) Ascot (Ascot
  Underwriting Holdings Ltd.)                     1/20/2005  10/31/2007        7,445       687,603     --            3,332
SunAmerica Annuity and Life Assurance
  Company (Anchor National Life Insurance
  Company) *                                       1/4/1999  12/29/2006      767,160   171,697,141     --        6,350,255
SunAmerica Life Insurance Company *                1/4/1999  12/29/2006    2,165,907   171,697,141     --        6,350,255
The United States Life Insurance Company in
  the City of New York                             3/3/2003   4/30/2010    3,481,072    27,590,498     --        1,278,050
The Variable Annuity Life Insurance Company        3/3/2003  12/29/2006    1,750,022    77,115,094     --        2,689,564
                                                 ----------  ----------  -----------  ------------    ---      -----------
Total                                                                    $29,321,984  $911,413,510    $--      $41,007,769
                                                 ==========  ==========  ===========  ============    ===      ===========

*  Current affiliates
** AIA was formerly as subsidiary of AIG, Inc. In previous years AIA provided the direct policyholder obligations as of each year end. However, starting in 2014 AIA declined to provide financial information related to these guarantees. The financial information reflects amounts as of December 31, 2012, at which time the guaranteed entities had invested assets in excess of direct policyholder obligations and were in a positive surplus position. Such amounts continue to remain the Company's best estimate given available financial information. The guaranteed policyholder obligations will decline as the policies expire.

E. Joint and Several Liabilities
--------------------------------------------------------------------------------
AIU and American Home are jointly and severally obligated to policyholders of their Japan branches, in connection with transfers of the business of those Japan branches to Japan-domiciled affiliates in 2013 and 2014, respectively. Under the terms of the transfer agreement, the Japan affiliates have agreed to be responsible for 100% of the obligations associated with such policies, and management expects such companies to satisfy their obligation. The Company carries no reserves with respect to such liabilities. The Japanese affiliates carried $20 and $26 of loss reserves in respect of such policies, as of December 31, 2018 and 2017, respectively. As of December 31, 2018, if the Japan affiliates were to fail to satisfy their obligations, the Company's share of the aggregate exposure under the pooling agreement is $12.

Each Pool member is also jointly and severally obligated to the other Pool members, in proportion to their pool share, in the event any other Pool member fails.

-------------------------------------------------------------------------------
54 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


11.Other Significant Matters
--------------------------------------------------------------------------------

A. Other Assets
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

Other admitted assets                                           2018     2017
---------------------                                         -------  --------
Collateral on derivative liabilities                          $    --  $      9
Deposit accounting assets                                          11        13
Equities in underwriting pools and associations                   (11)        8
Guaranty funds receivable on deposit                                9         9
Loss funds on deposit                                              72        54
Other assets                                                       78       104
                                                              -------  --------
Total other admitted assets                                   $   159  $    197
                                                              =======  ========

B. Other Liabilities
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

Other liabilities                                               2018     2017
-----------------                                             -------  -------
Accrued retrospective premiums                                $    24  $    25
Borrowed money                                                     --       65
Collateral on derivative assets                                     6       --
Deferred commission earnings                                       44       61
Deposit accounting liabilities                                      4       32
Derivative instruments                                             --       14
Paid loss clearing contra liability (loss reserve offset for
  paid claims)                                                    (36)     (77)
Other accrued liabilities                                         306      226
Remittances and items not allocated                                12       10
Retroactive reinsurance reserves - ceded                          (29)     (26)
Servicing carrier liability                                         8        9
Statutory contingency reserve                                     137      105
                                                              -------  -------
Total other liabilities                                       $   476  $   444
                                                              =======  =======

C. Other (Expense) Income
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, other (expense) income as reported in the accompanying Statements of Operations and Changes in Capital and Surplus were comprised of the following balances:

Other income (expense)                                 2018     2017     2016
----------------------                               -------  -------  -------
Fee income on deposit programs                       $     1  $     4  $     7
Gain on sale of medical stop-loss business                --       91       --
Interest expense on reinsurance program                 (148)     (54)     (47)
Other (expense) income                                    11       (2)      20
                                                     -------  -------  -------
Total other income (expense)                         $  (136) $    39  $   (20)
                                                     =======  =======  =======

-------------------------------------------------------------------------------
55 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Non- Cash items
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, the amounts reported in the Statements of Cash Flow are net of the following non-cash items:

Non-cash transactions                                  2018     2017     2016
---------------------                                -------  -------  -------
Capital contribution from parent:
   Pooling Restructure Transaction                   $    --  $    --  $   700
   Receivable                                            150       --       --
Dividends to parent:                                                        --
   Securities                                             --       --     (600)
Funds Held:                                                                 --
   Premiums collected                                    (62)    (313)    (441)
   Benefit and loss related payments                     (15)     229      244
   Interest                                             (146)     (60)     (46)
   Commissions                                            23      114      129
   Funds Held                                            200       30      114
Securities received/transferred:
   Securities received                                 1,244      972      986
   Securities transferred                             (1,662)  (1,337)    (824)
Miscellaneous expense (income)                            --       --       --
   Intercompany                                           --       --       55
Other:                                                                      --
   Securities*                                            --       --      650

* 2015 Capital Contribution recorded as a receivable was settled in 2016 in the form of cash and securities.

E. Federal Home Loan Bank ("FHLB") Agreements
--------------------------------------------------------------------------------
The Company is a member of the FHLB of New York. Such membership requires ownership of stock in the FHLB. The Company owned an aggregate of $9 and $12 of stock in the FHLB at December 31, 2018 and 2017, respectively.

Through its membership, the Company has conducted business activity (borrowings) with the FHLB. The Company utilizes the FHLB facility to supplement liquidity or for other uses deemed appropriate by management. The outstanding borrowings are being used primarily for interest rate risk management purposes in connection with certain reinsurance arrangements, and the balances are expected to decline as underlying premiums are collected. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. The FHLB applies a haircut to collateral pledged to determine the amount of borrowing capacity it will provide to its member. As of December 31, 2018, the Company had an actual borrowing capacity of $1,107 based on qualified pledged collateral. At December 31, 2018, the Company had borrowings of $0 from the FHLB.

F. Insurance-Linked Securities
--------------------------------------------------------------------------------
As of December 31, 2018, the Company was not a ceding insurer in catastrophe bond reinsurance transactions in force. As of December 31, 2017, the Company was a ceding insurer in three catastrophe bond reinsurance transactions in force covering the Company's direct and assumed property exposures. As of December 31, 2017, the aggregate amount the Company may have received under these arrangements in the event of catastrophic events that exceeded the related attachment points for each applicable bond was $184.

G. Sale of Medical Stop-loss and Organ Transplant Business
--------------------------------------------------------------------------------
On October 15, 2017, the Pool sold its medical stop-loss and organ transplant business and renewal rights to Tokio Marine HCC Life Insurance Company. The sale of the renewal rights resulted in a gain of $91 for the Company. In addition to the sale of the renewal rights, the Pool entered into a 100 percent quota share reinsurance agreement to cede the in-force liabilities of these businesses as of the transaction date, which resulted in a gain of $6.5 for the Company.

-------------------------------------------------------------------------------
56 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


12.Subsequent Events
--------------------------------------------------------------------------------
Subsequent events have been considered through April 22, 2019 for these Financial Statements issued on April 22, 2019.

Type I - Recognized Subsequent Events:

In February 2019, the NY DFS approved the Company's request to record a $150 contribution from AIG PC US, settled in the form of cash, in its 2018 Financial Statement. The contribution was reflected as a receivable as of December 31, 2018 and as gross paid in and contributed surplus pursuant to SSAP No. 9, Subsequent Events, and SSAP No. 72, Surplus and Quasi-Reorganizations.

Type II - Nonrecognized Subsequent Events:

Share Repurchase

On January 23, 2019, the NY DFS approved the Company's plan to distribute an amount of up to approximately $504 to its immediate parent, an increase in the par value of its common stock from $17 per share to $20 per share and a decrease in the minimum number of directors from 13 to 7. The distribution would be accomplished via a share repurchase agreement with the per share repurchase price equal to the Company's statutory book value per share, calculated as of September 30, 2018.

On February 14, 2019, the Company repurchased 139,000 shares of its issued and outstanding common stock, resulting in a distribution to its immediate parent of $502 and a reduction in its common capital stock and gross paid in and contributed surplus of $2 and $500, respectively. On that same date, the Company filed an amendment to its charter with NY DFS to increase the par value of the Company's common stock from $17 to $20 per share. The increase to the par value resulted in an increase of $5 to the Company's common capital stock and a reduction to its gross paid in and contributed surplus of the same amount, post share repurchase.

AIGGRE Restructure

In 2019, the Company and several of its U.S. insurance company affiliates established AIGGRE US Real Estate Fund III LP (US Fund III), a real estate investment fund managed AIGGRE. At the closing of US FUND III, on January 2, 2019, the Company made a capital commitment to the fund of up to $146 (representing an approximately 9.73% equity interest therein). In connection with the closing of US Fund III, the Company contributed cash (approximately $23) to the fund. The Company's unfunded capital commitment to U.S. Fund III, after certain additional capital was called, was approximately $116.

-------------------------------------------------------------------------------
57 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

                          PART C -- OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)   Financial Statements

The required financial statements are included in Part B of this Registration
Statement:

      . The Audited Financial Statements of FS Variable Separate Account of The United States Life Insurance Company in the City of New York as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

      . The Audited Financial Statements of FS Variable Annuity Account One of The United States Life Insurance Company in the City of New York as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

      . The Audited Statutory Financial Statements of The United States Life Insurance Company in the City of New York as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

      . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

(b)   Exhibits

(1)   (a)    Resolutions Establishing Separate Account          21
      (b)    Resolutions of the Board of Directors of The
             United States Life Insurance Company in the City
             of New York authorizing the consolidation of the
             Separate Account                                   Filed Herewith
(2)   Custody Agreements                                        Not Applicable
(3)   (a)    Form of Distribution Agreement                     20
      (b)    Form of Selling Agreement                          20
(4)   (a)    Form of Variable Annuity Contract                  2
      (b)    Form of Optional Payment Enhancement Endorsement   3
      (c)    Form of Optional Guaranteed Minimum Account Value
             Endorsement                                        5
      (d)    Form of Optional Guaranteed Minimum Withdrawal
             Benefit Maximum Anniversary Value Endorsement      9
      (e)    Form of Optional Guaranteed Minimum Withdrawal
             Benefit Endorsement                                6
      (f)    Form of Optional Guaranteed Minimum Withdrawal
             Benefit Maximum Anniversary Value Endorsement      10
      (g)    Form of Optional Guaranteed Minimum Withdrawal
             Benefit For One Life/For Two Lives Endorsement     10
      (h)    Form of Optional Guaranteed Minimum Withdrawal
             Benefit Endorsement                                12
      (i)    Form of Optional Guaranteed Minimum Withdrawal
             Benefit Endorsement                                12
      (j)    Optional Guaranteed Minimum Withdrawal Benefit
             Endorsement                                        14
      (k)    Optional Guaranteed Minimum Withdrawal Benefit
             Endorsement                                        14
      (l)    Form of Extended Legacy Program Guide              18
      (m)    Merger Endorsement                                 20
(5)   Application for Contract                                  2
(6)   Corporate Documents of Depositor
      (a)    Copy of the Bylaws of The United States Life
             Insurance Company in the City of New York,
             amended and restated December 14, 2010             19
(7)   Reinsurance Contract                                      Not Applicable
(8)   Material Contracts
      (a)    Form of Anchor Series Trust Fund Participation
             Agreement                                          1
      (b)    Form of SunAmerica Series Trust Fund
             Participation Agreement                            1
      (c)    Form of American Funds Insurance Series Fund
             Participation Agreement                            4
      (d)    Form of Lord Abbett Series Fund, Inc. Fund
             Participation Agreement                            4
      (e)    Form of Van Kampen Life Investment Trust Fund
             Participation Agreement                            4
      (f)    Form of Principal Variable Contract Fund Inc.
             Fund Participation Agreement                       11
      (g)    Form of MTB Group of Funds Fund Participation
             Agreement                                          11
      (h)    Form of American Funds Insurance Series and
             SunAmerica Series Trust Master-Feeder Fund
             Participation Agreement                            13
      (i)    Form of Franklin Templeton Variable Insurance
             Products Trust Fund Participation Agreement        16
      (i)    (1) Form of Amendment to Franklin Templeton
                 Variable Insurance Products Trust Fund
                 Participation Agreement                        20
      (j)    AIM Variable Insurance Funds (Invesco Variable
             Insurance Funds) Fund Participation Agreement      17
      (k)    Form of Letter of Consent to the Assignment of
             the Fund Participation Agreement                   20
(9)   (a)    Opinion of Counsel and Consent of Depositor        Filed Herewith
      (b)    Opinion of Counsel and Consent of Sullivan &
             Cromwell LLP, Counsel to American Home Assurance
             Company                                            8
(10)  Consent of Independent Registered Public Accounting Firm  Filed Herewith
(11)  Financial Statements Omitted from Item 23                 Not Applicable
(12)  Initial Capitalization Agreement                          Not Applicable
(13)  Other
      (a)    Power of Attorney
             (1) Power of Attorney -- The United States Life
                 Insurance Company in the City of New York
                 Directors                                      Filed Herewith
             (2) Power of Attorney -- American Home Assurance
                 Company Directors                              Filed Herewith
      (b)    General Guarantee Agreement by American Home
             Assurance Company                                  7
      (c)    Notice of Termination of Guarantee as Published
             in the Wall Street Journal on December 28, 2007    15
      (d)    Capital Maintenance Agreement of American
             International Group, Inc.                          20
      (e)    Agreement and Plan of Merger including the
             Charter of The United States Life Insurance
             Company in the City of New York as the Surviving
             Corporation                                        20

--------

1 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 7, File Nos. 033-85014 and 811-08810, filed on January 30, 1998,
    Accession No. 0000950148-98-000132.

2 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No. 8, File Nos. 033-85014 and 811-08810, filed on March 31, 1998,
    Accession No. 0000950148-98-000732.

3 Incorporated by reference to Post-Effective Amendment No. 16 and Amendment No. 18, File Nos. 033-85014 and 811-08810, filed on February 8, 2002,
    Accession No. 0000950148-02-000266.

4 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No. 20, File Nos. 033-85014 and 811-08810, filed on November 27, 2002,
    Accession No. 0000950148-02-002786.

5 Incorporated by reference to Post-Effective Amendment No. 21 and Amendment No. 23, File Nos. 033-85014 and 811-08810, filed on April 21, 2004,
    Accession No. 0000950148-04-000768.

6 Incorporated by reference to Post-Effective Amendment No. 22 and Amendment No. 24, File Nos. 033-85014 and 811-08810, filed on April 29, 2005,
    Accession No. 0000950129-05-004416.

7 Incorporated by reference to Post-Effective Amendment No. 23 and Amendment No. 25, File Nos. 033-85014 and 811-08810, filed on August 12, 2005,
    Accession No. 0000950129-05-008180.

8 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No. 7, File Nos. 333-102137 and 811-08810, filed on October 21, 2005,
    Accession No. 000950129-05-009958.

9 Incorporated by reference to Post-Effective Amendment No. 24 and Amendment No. 26, File Nos. 033-85014 and 811-08810, filed on October 24, 2005,
    Accession No. 0000950129-05-010017.

10 Incorporated by reference to Post-Effective Amendment No. 25 and Amendment No. 27, File Nos. 033-85014 and 811-08810, filed on May 1, 2006, Accession No. 0000950129-06-004650.

11 Incorporated by reference to Post-Effective Amendment No. 28 and Amendment No. 30, File Nos. 033-85014 and 811-08810, filed on December 12, 2006,
    Accession No. 0000950124-06-007504.

12 Incorporated by reference to Post-Effective Amendment No. 29 and Amendment No. 31, File Nos. 033-85014 and 811-08810, filed on February 13, 2007,
    Accession No. 0000950148-07-000034.

13 Incorporated by reference to Post-Effective Amendment No. 30 and Amendment No. 32, File Nos. 033-85014 and 811-08810, filed on April 30, 2007,
    Accession No. 0000950137-07-010686.

14 Incorporated by reference to Post-Effective Amendment No. 32 and Amendment No. 34, File Nos. 033-85014 and 811-08810, filed on November 5, 2007,
    Accession No. 0000950148-07-000279.

15 Incorporated by reference to Post-Effective Amendment No. 15 and Amendment No. 16, File Nos. 333-102137 and 811-08810, filed on January 31, 2008,
    Accession No. 0000950148-08-000027.

16 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No. 4, File Nos. 333-146491 and 811-08810, filed on April 28, 2008,
    Accession No. 0000950148-08-000101.

17 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 7, File Nos. 333-146491 and 811-08810, filed on August 26, 2010,
    Accession No. 0000950123-10-081251.

18 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-172004 and 811-08810, filed on April 27, 2011,
    Accession No. 0000950123-11-040083.

19 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No. 2, File Nos. 333-171493 and 811-04865-01, filed on May 2, 2011,
    Accession No. 0001193125-11-120900.

20 Incorporated by reference to Initial Registration Statement, File Nos. 333-178841 and 811-08810, filed on January 3, 2012, Accession No. 0000950123-11-104741.

21 Incorporated by reference to the Initial Registration Statement, File Nos. 333-102137 and 811-08810, filed December 23, 2002, Accession No.
    0000898430-02-004616.

Item 25. Directors and Officers of the Depositor

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

Names, Positions and Offices Held with Depositor
------------------------------------------------
Kevin T. Hogan(3)           Director, Chairman of the Board, Chief Executive
                            Officer and President
Katherine A. Anderson       Director, Senior Vice President and Chief Risk
                            Officer
William J. Carr (7)         Director
Thomas J. Diemer            Director, Executive Vice President and Chief
                            Financial Officer
Michael P. Harwood          Director, Senior Vice President, Chief Actuary and
                            Corporate Illustration Actuary
Glen D. Keller (9)          Director
Craig A. Sabal(6)           Director, Senior Vice President and Chief
                            Investment Officer
Alireza Vaseghi (3)         Director, Managing Director and Chief Operating
                            Officer, Institutional Markets
James Bracken(3)            Executive Vice President, Head of Legacy Portfolio
Adam C. Winslow (11)        Chief Executive Officer, Life Insurance
Jonathan J. Novak(5)        Chief Executive Officer, Institutional Markets
Todd P. Solash(1)           Chief Executive Officer, Individual Retirement
William C. Kolbert(4)       Senior Vice President and Business Information
                            Officer
Terri N. Fiedler            Senior Vice President and Chief Distribution
                            Officer
Christine A. Nixon(1)       Senior Vice President
Gabriel A. Lopez(1)         Senior Vice President, Operations Individual
                            Retirement
Sabyasachi Ray(3)           Senior Vice President and Chief Operating Officer
Kyle L. Jennings            Senior Vice President and Chief Compliance Officer
Axel P. Andre(1)            Senior Vice President, Market Risk Management
Christopher V. Muchmore(1)  Senior Vice President, Market Risk Management
Sai P. Raman(4)             Senior Vice President, Institutional Markets
Timothy M. Heslin           Senior Vice President, Chief Life Products and
                            Underwriting Officer
Bryan A. Pinsky(1)          Senior Vice President, Individual Retirement
                            Products
Craig A. Anderson           Senior Vice President and Life Controller
Justin J.W. Caulfield(3)    Vice President and Treasurer
Mallary L. Reznik(1)        Vice President, General Counsel and Assistant
                            Secretary
Julie Cotton Hearne         Vice President and Secretary
Mark A. Peterson            Vice President, Distribution
Christina M. Haley(1)       Vice President, Product Filing
Mary M. Newitt(1)           Vice President, Product Filing
Leo W. Grace                Vice President, Product Filing
Tracey E. Harris            Vice President, Product Filing
T. Clay Spires              Vice President and Tax Officer
Daniel R. Cricks            Vice President and Tax Officer
Stephen G. Lunanuova (6)    Vice President and Tax Officer
Barbara J. Moore            Vice President and Tax Officer
Michael E. Treske(1)        Vice President, Distribution
Frank Kophamel              Vice President and Appointed Actuary
Michelle D. Campion(5)      Vice President
Jeffrey S. Flinn            Vice President
Jennifer N. Miller(5)       Vice President
Manda Ghaferi(1)            Vice President
William L. Mask             Vice President
Edward P. Voit(10)          Vice President
Stewart R. Polakov(1)       Vice President

Names, Positions and Offices Held with Depositor
------------------------------------------------
Amanda K. Ouslander   Anti-Money Laundering and Economic Sanctions Compliance
                      Officer
Lisa K. Gerhart       Vice President and Assistant Life Controller
Jennifer A. Roth (1)  Vice President, 38a-1 Compliance Officer
David J. Kumatz(2)    Assistant Secretary
Virginia N. Puzon(1)  Assistant Secretary
Rosemary Foster       Assistant Secretary
Grace D. Harvey       Illustration Actuary
Laszlo Kulin(6)       Investment Tax Officer
Alireza Vaseghi(6)    Managing Director and Chief Operating Officer,
                      Institutional Markets
Melissa H. Cozart     Privacy Officer
--------
(1)  21650 Oxnard Street, Woodland Hills, CA 91367
(2)  2000 American General Way, Brentwood, TN 37027
(3)  175 Water Street, New York, NY 10038
(4)  50 Danbury Road, Wilton, CT 06897
(5)  777 S. Figueroa Street, Los Angeles, CA 90017
(6)  80 Pine Street, New York, NY 10005
(7)  147 Warrenton Drive, Houston, TX 77024
(8)  3435 Sassafras Court, The Villages, FL 32163
(9)  2623 Pinebend Drive, Pearland, TX 77584
(10) 301 Grant Street, Pittsburgh, PA, 15219
(11) 58 Fenchurch Street, London, United Kingdom EC3M 4AB

Item 26. Persons Controlled By or Under Common Control with Depositor or Registrant

The Registrant is a separate account of The United States Life Insurance Company in the City of New York ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0000005272-18-000023, filed on February 15, 2019. Exhibit 21 is incorporated herein by reference.

Item 27. Number of Contract Owners

As of September 30, 2019, the number of ICAP II contracts 29, of which 7 were qualified contracts and 22 were non-qualified contracts.

Item 28. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The United States Life Insurance Company in the City of New York

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Item 29. Principal Underwriter

(a) AIG Capital Services, Inc. acts as distributor for the following investment companies:

  American General Life Insurance Company
  Variable Separate Account
  Variable Annuity Account Five
  Variable Annuity Account Seven
  Variable Annuity Account Nine
  Separate Account D
  Separate Account I
  Separate Account VL-R

  The United States Life Insurance Company in the City of New York FS Variable Separate Account
  FS Variable Annuity Account Five
  Separate Account USL VL-R
  Separate Account USL A

  The Variable Annuity Life Insurance Company
  Separate Account A

(b)  Directors, Officers and principal place of business:

    Officer/Directors*                             Position
    ------------------                             --------
    Terri N. Fiedler(1)        Director
    James T. Nichols(2)        Director, President and Chief Executive Officer
    Frank Curran(2)            Vice President, Chief Financial Officer, Chief
                               Operating Officer, Controller and Treasurer
    Michael Fortey(1)          Chief Compliance Officer
    Michael E. Treske          Chief Distribution Officer, Mutual Funds and
                               Variable Annuities
    Julie A. Cotton Hearne(1)  Vice President and Secretary
    John Thomas Genoy(2)       Vice President
    Mallary Loren Reznik       Vice President
    Daniel R. Cricks(1)        Vice President, Tax Officer
    Thomas Clayton Spires(1)   Vice President, Tax Officer
    Rosemary Foster(1)         Assistant Secretary
    Virginia N. Puzon          Assistant Secretary

---------------

    * Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.

    (1)  2919 Allen Parkway, Houston, TX 77019

    (2)  160 Greene Street, Jersey City, NJ 07311

(c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 175 Water Street, New York, New York 10038 or at The United States Life Insurance Company in the City of New York's Annuity Service Center located at P.O. Box 15570, Amarillo, Texas 79105-5570.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

General Representations

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

Undertakings of the Registrant

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Undertakings of the Depositor Regarding Guarantor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

As of January 31, 2008 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Contracts. The American Home Guarantee will not cover any Contracts with an issue date later than the Point of Termination. The American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.

Effective as of 11:59 p.m. Eastern time, on December 31, 2011, First SunAmerica Life Insurance Company, an affiliate of The United States Life Insurance Company in the City of New York, merged with and into The United States Life Insurance Company in the City of New York. New York law provides for the continuation of guarantees for contracts and certificates issued prior to a merger. Therefore, the American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FS Variable Separate Account, has duly caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York, on this 1st day of November, 2019.

                                             FS VARIABLE SEPARATE ACCOUNT
                                             (Registrant)

                                             BY: THE UNITED STATES LIFE
                                             INSURANCE COMPANY IN THE CITY OF
                                             NEW YORK (On behalf of the
                                             Registrant and itself)

                                             BY:  /s/ CRAIG A. ANDERSON
                                                  ------------------------------
                                                  CRAIG A. ANDERSON SENIOR VICE
                                                  PRESIDENT AND LIFE CONTROLLER

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

*KEVIN T. HOGAN           Director, Chairman, Chief           November 1, 2019
------------------------  Executive Officer, and President
KEVIN T. HOGAN

*KATHERINE A. ANDERSON    Director, Senior Vice President     November 1, 2019
------------------------  and Chief Risk Officer
KATHERINE A. ANDERSON

*WILLIAM J. CARR          Director                            November 1, 2019
------------------------
WILLIAM J. CARR

*THOMAS J. DIEMER         Director, Executive Vice President  November 1, 2019
------------------------  and Chief Financial Officer
THOMAS J. DIEMER

*MICHAEL P. HARWOOD       Director, Senior Vice President,    November 1, 2019
------------------------  Chief Actuary and Corporate
MICHAEL P. HARWOOD        Illustration Actuary

*GLEN D. KELLER           Director                            November 1, 2019
------------------------
GLEN D. KELLER

*CRAIG A. SABAL           Director, Senior Vice President     November 1, 2019
------------------------  and Chief Investment Officer
CRAIG A. SABAL

*TODD P. SOLASH           Chief Executive Officer,            November 1, 2019
------------------------  Individual Retirement
TODD P. SOLASH

*ALIREZA VASEGHI          Director, Managing Director and     November 1, 2019
------------------------  Chief Operating Officer,
ALIREZA VASEGHI           Institutional Markets

*ADAM C. WINSLOW          Chief Executive Officer, Life       November 1, 2019
------------------------  Insurance
ADAM C. WINSLOW

/s/ CRAIG A. ANDERSON     Senior Vice President and Life      November 1, 2019
------------------------  Controller
CRAIG A. ANDERSON

/s/ MANDA GHAFERI         Attorney-in-Fact                    November 1, 2019
------------------------
*MANDA GHAFERI

                                  SIGNATURES

American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 1st day of November, 2019.

                                 AMERICAN HOME ASSURANCE COMPANY

                                 BY:  /s/ BRIAN GREENSPAN
                                      ------------------------------------------
                                      BRIAN GREENSPAN
                                      STATUTORY CONTROLLER AND SENIOR VICE
                                      PRESIDENT

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

/s/ DAVID H. McELROY      Director, President, CEO and        November 1, 2019
------------------------  Chairman of the Board of Directors
DAVID H. McELROY

/s/ ALEXANDER R. BAUGH    Director                            November 1, 2019
------------------------
ALEXANDER R. BAUGH

/s/ THOMAS A. BOLT        Director                            November 1, 2019
------------------------
THOMAS A. BOLT

/s/ ELIAS F. HABAYEB      Director and Chief Financial        November 1, 2019
------------------------  Officer
ELIAS F. HABAYEB

/s/ BARBARA J. LUCK       Director                            November 1, 2019
------------------------
BARBARA J. LUCK

/s/ KENNETH RIEGLER       Director                            November 1, 2019
------------------------
KENNETH RIEGLER

/s/ ANTHONY VIDOVICH      Director                            November 1, 2019
------------------------
ANTHONY VIDOVICH


*BY:  /s/ BRIAN GREENSPAN
      --------------------------
      BRIAN GREENSPAN
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

Exhibit No.                                                Description
-----------                                                -----------
(1)(b)      Resolutions of the Board of Directors of The United States Life Insurance Company in the City of New York
            authorizing the consolidation of the Separate Account
(9)(a)      Opinion of Counsel and Consent of Depositor
(10)        Consent
(13)(a)     Power of Attorney - The United States Life Insurance Company in the City of New York Directors
(13)(b)     Power of Attorney - American Home Assurance Company Directors